As filed with the Securities and Exchange Commission on March 24, 2006

File No. 000-51404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10/A

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

FEDERAL HOME LOAN BANK OF INDIANAPOLIS

(Exact name of registrant as specified in its charter)

Federally Chartered Corporation	35-6001443
(State or other jurisdiction of incorporation)	(IRS employer identification number)

8250 Woodfield Crossing Blvd. Indianapolis, IN	46240
(Address of principal executive office)	(Zip code)

Telephone number, including area code:

(317) 465-0200

Securities to be registered pursuant to Section 12(b) of the Act:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

The Bank’s Class B capital stock, par value $100 per share

(Title of class)

As used in this Form 10, unless the context otherwise requires, the terms “we,” “us,” “our,” and the “Bank” refer to the Federal Home Loan Bank of Indianapolis.

Special Note Regarding Forward-looking Statements

Statements contained in this registration statement, including statements describing the objectives, projections, estimates, or predictions for our future, may be “forward-looking statements.” These statements may use forward-looking terms, such as “anticipates,” “believes,” “could,” “estimates,” “may,” “should,” “will,” or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, and that actual results could differ materially from those expressed or implied in these forward-looking statements or could affect the extent to which a particular objective, projection, estimate, or prediction is realized.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: economic and market conditions; volatility of market prices, rates, and indices; political, legislative, regulatory, or judicial events; membership changes; competitive forces; changes in investor demand for Consolidated Obligations and/or the terms of interest rate exchange agreements and similar agreements; and timing and volume of market activity. This registration statement, including the business section and management’s discussion and analysis of financial condition and results of operations, should be read in conjunction with our financial statements and notes, which begin on page F-5.

Restatement

During 2004, the Federal Housing Finance Board (the “Finance Board”) issued a regulation requiring us to register with the Securities and Exchange Commission (“SEC”) by June 30, 2005, to be effective by August 29, 2005. Therefore, we filed a registration statement on Form 10 on June 30, 2005. Subsequently, during the review process with the SEC, we determined that corrections needed to be made in the way we had applied Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and we withdrew our registration statement on August 23, 2005.

As part of our filing of this registration statement on Form 10, we are restating our annual financial statements for the years ended December 31, 2002, through 2004, our quarterly statements for 2003 and 2004, and for the quarter ended March 31, 2005. In light of this restatement, readers should no longer rely on our previously issued financial statements and other financial information for these periods.

In conjunction with the restatement, discussed in Note 1 of these financial statements, management has concluded that the inadvertent misapplication of generally accepted accounting principles (“GAAP”) that led to the restatement constituted a material weakness in our internal controls over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In conjunction with the restatement, management has concluded that the following control deficiencies exist.

The Bank did not maintain effective controls over the accounting for certain derivative financial instruments. Specifically, we did not maintain effective controls over the classification of certain derivative financial instruments, which resulted in the incorrect use of the short-cut method for evaluating hedge effectiveness, when we should have used the long-haul method. By using the short-cut method of assessing hedge effectiveness, we did not properly document and recognize hedge ineffectiveness. Additionally, we did not maintain effective controls over the valuation of a certain derivative financial instrument. Specifically, we incorrectly excluded an option component from the valuation of a compound derivative instrument. These control deficiencies resulted in the restatement of our 2004, 2003, and 2002 audited financial statements.

Accordingly, management concluded that these control deficiencies constituted a material weakness. As a result of the material weakness, we have instituted procedures that, in each case, require the development of an accounting policy to be reviewed and approved by certain financial executives of the Bank prior to the execution of any new derivative transactions that would utilize hedge accounting. We have also held SFAS 133 training for our employees who deal with derivatives and have hired two additional officers to be responsible for accounting policies at the Bank.

Our material weakness leading to the restatement related to accounting for derivatives which were entered into prior to the adoption of SFAS 133. All of these transactions were terminated prior to September 30, 2005. The errors were not, however, due to any intentional misapplication of the accounting standard. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues will be or have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. As we are not currently subject to the requirements of the Sarbanes-Oxley Act, Section 404 (“SOX 404”) related to the required assessment of and disclosure concerning our internal controls over financial reporting, management has not done a SOX 404 assessment of all of our internal controls.

The Finance Board advised us in January 2006 that overpayments of our AHP and/or REFCORP assessments as a result of this restatement should be used as credits against amounts owed in future periods. See “Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations –AHP and REFCORP Payments” for further information.

The comparative financial statements have been restated to correct the errors. The effect of the restatement through December 31, 2004 was a decrease to our cumulatively reported Net Income of $31.2 million. However, the balance at December 31, 2004 in Accumulated other comprehensive income increased by $42.0 million from the amount previously reported. The following financial statement line items as of and for the years ending December 31, 2004, and 2003 were affected by the adjustments.

	For the Year Ended December 31,
	2004			2003
Statement of Income ($ amounts in thousands)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Interest Income
Advances to members	$518,024	$9	$518,033	$509,248	$133	$509,381
Available-for-sale securities	15,665	33,580	49,245	15,106	36,128	51,234
Total interest income	1,213,223	33,589	1,246,812	1,114,601	36,261	1,150,862
Interest Expense
COs	1,010,254	1,063	1,011,317	905,648	—	905,648
Total interest expense	1,025,451	1,063	1,026,514	927,368	—	927,368
Net interest income	187,772	32,526	220,298	187,233	36,261	223,494
Net interest income after mortgage loan loss provision	188,346	32,526	220,872	186,924	36,261	223,185
Net gain (loss) on derivatives and hedging activities	669	(7,177)	(6,508)	(2,934)	(9,852)	(12,786)
Total other (loss) income	(1,918)	(7,177)	(9,095)	1,760	(9,852)	(8,092)
Income before assessments	152,695	25,349	178,044	156,650	26,409	183,059
AHP	12,569	2,070	14,639	12,788	2,155	14,943
REFCORP	28,012	4,656	32,668	28,772	4,851	33,623
Total assessments	40,581	6,726	47,307	41,560	7,006	48,566
Income before cumulative effect of change in accounting principle	112,114	18,623	130,737	115,090	19,403	134,493
Net Income	$112,047	$18,623	$130,670	$115,090	$19,403	$134,493

	For the Year Ended December 31, 2004
Statement of Condition ($ amounts in thousands)	As Previously Reported	Adjustment	As Restated
Assets
Available-for-sale securities	$1,149,193	$7,887	$1,157,080
Advances to members	25,230,470	604	25,231,074
Other assets	37,089	136	37,225
Total assets	$44,293,131	8,627	$44,301,758

Liabilities and Capital
CO Bonds	$29,816,178	$1,063	$29,817,241
Total COs, net	40,447,229	1,063	40,448,292
AHP	26,526	(3,466)	23,060
Payable to REFCORP	7,662	(7,662)	—
Derivative liabilities	485,839	7,885	493,724
Total liabilities	42,160,447	(2,180)	42,158,267
Retained earnings	116,187	(31,192)	84,995
Net unrealized gain (loss) on available-for-sale securities	1,768	41,999	43,767
Total capital	2,132,684	10,807	2,143,491
Total Liabilities and Capital	$44,293,131	$8,627	$44,301,758

Although the effect of the restatements had no effect on our cash flow, certain individual line items within cash from operating activities, as described below, were affected by the adjustments.

	For the Year Ended December 31,
	2004			2003
Statement of Cash Flows ($ amounts in thousands)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Net Income	$112,047	$18,623	$130,670	$115,090	$19,403	$134,493
Income before cumulative effect of change in accounting principle	112,114	18,623	130,737	115,090	19,403	134,493
Net premiums and discounts on COs	4,422	1,063	5,485	(8,000)	—	(8,000)
Net premiums and discounts on investments	(10,388)	3,187	(7,201)	(7,533)	2,694	(4,839)
Gain due to change in net fair value adjustment of derivative and hedging activities	(11,884)	(29,599)	(41,483)	(22,735)	(29,103)	(51,838)
(Increase) decrease in other assets	(10,716)	5,729	(4,987)	(2,590)	3,175	585
Net (decrease) increase in AHP liability and discount on AHP Advances	(5,493)	2,070	(3,423)	(4,053)	2,155	(1,898)
Increase (decrease) in payable to REFCORP	1,073	(1,073)	—	(1,676)	1,676	—
Total adjustments	$43,342	$(18,623)	$24,719	$(81,659)	$(19,403)	$(101,062)

A summary of the restatement by quarter for each period presented follows.

Quarterly Information (Unaudited)	2004
	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter
Statement of Income ($ amounts in thousands)	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Interest Income
Advances to members	$117,426	$117,426	$114,771	$114,773	$132,184	$132,188	$153,643	$153,646
Available-for-sale securities	3,038	12,052	3,057	12,056	4,162	12,394	5,408	12,743
Total interest income	275,421	284,435	286,095	295,096	307,845	316,081	343,862	351,200
Interest Expense
COs	228,272	228,272	230,307	230,485	265,264	265,705	286,411	286,855
Total interest expense	231,510	231,510	233,368	233,547	269,074	269,515	291,499	291,942
Net interest income	43,911	52,925	52,727	61,549	38,771	46,566	52,363	59,258
Net interest income after mortgage loan loss provision	43,911	52,925	52,727	61,549	38,771	46,566	52,937	59,832
Net realized and unrealized gain (loss) on derivatives and hedging activities	(2,120)	(20,602)	5,305	28,724	(2,152)	(16,638)	(364)	2,008
Total other income (loss)	(1,907)	(20,390)	3,136	26,555	(1,669)	(16,155)	(1,478)	895
Income before assessments	34,083	24,614	47,084	79,325	28,929	22,238	42,599	51,867
AHP	2,798	2,024	3,869	6,501	2,393	1,847	3,509	4,267
REFCORP	6,244	4,506	8,643	14,564	5,307	4,078	7,818	9,520
Total assessments	9,042	6,530	12,512	21,065	7,700	5,925	11,327	13,787
Income before cumulative effect of change in accounting principle	25,041	18,084	34,572	58,260	21,229	16,313	31,272	38,080
Net Income	$24,974	$18,017	$34,572	$58,260	$21,229	$16,313	$31,272	$38,080

Quarterly Information (Unaudited)	2003
	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter
Statement of Income ($ amounts in thousands)	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Interest Income
Advances to members	$134,983	$135,107	$130,132	$130,137	$125,053	$125,057	$119,080	$119,080
Available-for-sale securities	4,858	13,809	4,127	13,036	3,061	12,318	3,060	12,071
Total interest income	287,000	296,074	273,966	282,880	282,186	291,447	271,449	280,461
Net interest income	41,035	50,109	34,185	43,099	65,664	74,925	46,349	55,361
Net interest income after mortgage loan loss provision	40,910	49,984	34,051	42,965	65,614	74,875	46,349	55,361
Net realized and unrealized gain (loss) on derivatives and hedging activities	(137)	(7,270)	(290)	(19,942)	(250)	9,713	(3,839)	3,131
Total net other income (loss)	(6,576)	(13,709)	(6,182)	(25,834)	(7,039)	2,924	(10,477)	(3,507)
Income before assessments	34,334	36,275	27,869	17,131	58,575	77,799	35,872	51,854
AHP	2,803	2,961	2,275	1,398	4,781	6,350	2,929	4,234
REFCORP	6,306	6,663	5,119	3,147	10,759	14,290	6,588	9,523
Total assessments	9,109	9,624	7,394	4,545	15,540	20,640	9,517	13,757
Income before cumulative effect of change in accounting principle	25,225	26,651	20,475	12,586	43,035	57,159	26,355	38,097
Net Income	$25,225	$26,651	$20,475	$12,586	$43,035	$57,159	$26,355	$38,097

Quarterly Information (Unaudited)	2004
Statement of Condition ($ amounts in thousands)	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Assets
Available-for-sale securities	$1,199,110	$1,205,754	$1,149,643	$1,151,591	$1,162,182	$1,168,541	$1,149,193	$1,157,080
Advances to members	27,261,938	27,261,506	27,490,785	27,490,599	25,040,690	25,040,549	25,230,470	25,231,074
Other assets	36,654	44,603	26,965	26,965	34,290	38,576	37,089	37,225
Total assets	$43,603,873	$43,618,034	$46,195,240	$46,197,001	$46,893,630	$46,904,134	$44,293,131	$44,301,758

Liabilities and Capital
CO Bonds	$27,830,886	$27,830,593	$31,867,301	$31,867,479	$31,552,427	$31,553,047	$29,816,178	$29,817,241
AHP	28,588	22,280	28,274	24,598	26,620	22,398	26,526	23,060
Payable to REFCORP	6,244	—	8,600	329	5,214	—	7,662	—
Derivative liabilities	1,083,009	1,089,653	671,369	673,316	705,554	711,909	485,839	493,724
Total liabilities	41,566,130	41,559,929	44,112,420	44,102,597	44,792,521	44,790,060	42,160,447	42,158,267
Retained earnings	93,973	37,200	106,986	73,901	106,162	68,160	116,187	84,995
Accumulated comprehensive income (loss)	(1,968)	75,167	(1,663)	43,006	(816)	50,151	(434)	41,565
Total capital	2,037,743	2,058,105	2,082,820	2,094,404	2,101,109	2,114,074	2,132,684	2,143,491
Total Liabilities and Capital	$43,603,873	$43,618,034	$46,195,240	$46,197,001	$46,893,630	$46,904,134	$44,293,131	$44,301,758

For additional information relating to this restatement, see Note 1 to the Financial Statements beginning on page F-13.

ITEM 1. BUSINESS.

Background Information

The Federal Home Loan Bank of Indianapolis (the “Bank”) is one of 12 Federal Home Loan Banks organized under the authority of the Federal Home Loan Bank Act of 1932, as amended (the “Bank Act”). We were chartered on October 12, 1932. A cooperative institution, we are wholly-owned by our members that are the financial institutions that are also our primary customers. We provide a readily available, low-cost source of funds to our members. All federally-insured depository institutions and insurance companies that have a principal place of business located in Indiana or Michigan are eligible to become members of our Bank. Applicants for membership must meet certain requirements that demonstrate that they are engaged in residential housing finance. All member financial institutions are required to purchase shares of our Class B Stock as a condition of membership. Only members hold the capital stock of our Bank, except for stock held by former members or their legal successors during their stock redemption period. We do not lend directly to, or purchase mortgage loans directly from, the general public.

As with each of the Federal Home Loan Banks, we are a government-sponsored enterprise (“GSE”) and a federal instrumentality of the United States of America that operates as an independent entity with our own board of directors, management, and employees. A GSE is an entity that consists of a combination of private capital, public sponsorship, and public policy purposes. Public sponsorship and public policy attributes include:

•	exemption from federal, state, and local taxation, except real estate taxes;

•	exemption from registration under the Securities Act of 1933 (the Federal Home Loan Banks are required by federal regulation to register a class of their equity securities under the Securities Exchange Act of 1934);

•	appointment of six of our directors by our federal regulator;

•	the United States Treasury’s authority to purchase up to $4 billion of Consolidated Obligations (defined below) of the Federal Home Loan Banks; and

•	requirements to set aside up to 20% of annual Net Income, after the Affordable Housing Program (“AHP”) expense, to repay interest on Resolution Funding Corporation (“REFCORP”) bonds issued to recapitalize the savings and loan industry’s deposit insurance fund, and resolve insolvent savings institutions, and to use 10% of annual net earnings before interest expense for mandatorily redeemable capital stock that is classified as debt and after the REFCORP assessment to fund the AHP, resulting in a statutory assessment of approximately 26.6% of our annual income.

The Federal Home Loan Banks are not government agencies and do not receive financial support from taxpayers. Moreover, the U.S. government does not guarantee, directly or indirectly, the debt securities or other obligations of the Federal Home Loan Bank System (“FHLB System”). The 12 Federal Home Loan Banks, along with the Office of Finance, make up the FHLB System. The financial statements of the Bank and the combined financial statements of the Federal Home Loan Banks, as prepared by the Office of Finance, are prepared in accordance with GAAP.

A primary source of our funds is the proceeds from the sale to the public of Federal Home Loan Bank Consolidated obligations (“COs” or “Consolidated Obligations”), which are the joint and several obligations of all 12 Federal Home Loan Banks. The Finance Board, the primary regulator for the Federal Home Loan Banks, established the Office of Finance as a joint office of the Federal Home Loan Banks to facilitate the issuance and servicing of Consolidated Obligations. We obtain additional funds from deposits, other borrowings, and the issuance of capital stock. Deposits may be received from both member and non-member financial institutions and other federal instrumentalities. We also purchase long-term, fixed-rate mortgage loans from our members and provide members with certain correspondent services, such as securities safekeeping and wire transfers.

Business Segments

We manage our operations by grouping products and services within two business segments. These business segments are (1) Traditional Funding, Investments, and Deposit Products; and (2) the Mortgage Purchase Program (“MPP”). The revenues, profit or loss, and total assets for each segment are contained in Note 16 to the audited financial statements.

Traditional Funding, Investments, and Deposit Products

Traditional Funding - Credit Services. We offer a wide variety of traditional funding and other related credit products to our members, including loans (“Advances”), letters of credit, and lines of credit. We approve member credit requests based on the member’s creditworthiness and financial condition, as well as its collateral position. All credit products must be fully collateralized by a member’s pledge of eligible collateral assets, primarily one-to-four family residential mortgage loans, various types of securities, deposits in our bank, and certain other real estate-related collateral (“ORERC”), such as commercial real estate loans and home equity loans, supplemented by a statutory lien provided under the Bank Act on each member’s stock in our bank. We also accept small business loans and farm loans as collateral from Community Financial Institutions (“CFIs”), which are currently defined as FDIC-insured depository institutions with average total assets over the preceding three-year period of $587 million or less.

We offer a wide array of fixed-rate and adjustable-rate Advances, our primary credit product, with maturities ranging from 1 day to 20 years. Members utilize Advances for a wide variety of purposes including:

•	funding for single-family mortgages and multifamily mortgages held in portfolio, including both conforming and non-conforming mortgages (as determined in accordance with secondary market criteria);

•	temporary funding during the origination, packaging, and sale of mortgages into the secondary market;

•	funding for commercial loans and, especially with respect to CFIs, funding for small business, small farm, and small agri-business portfolio loans;

•	asset/liability management;

•	a cost-effective alternative to holding short-term investments to meet contingent liquidity needs; and

•	a competitively priced alternative source of funds, especially with respect to smaller members with less diverse funding sources.

We also offer standby letters of credit, generally for up to 10 years in term, which carry AAA ratings. Letters of credit are performance contracts that guarantee the performance of a member to a third party and are subject to the same collateralization and borrowing limits that are applicable to Advances. A letter of credit may be offered to assist members in facilitating residential housing finance, community lending, asset/liability management, and liquidity.

Members that are terminated or withdraw from membership are required to make arrangements to repay outstanding Advances in a reasonable time but may keep the Advances outstanding until maturity to avoid prepayment fees. We do not make Advances to non-members; however, by regulation, we are permitted to make Advances to non-member housing associates (“Housing Associates”). We do not presently have Advances outstanding to any Housing Associates. Housing Associates are approved lenders under Title II of the National Housing Act that are either a government agency or are chartered under federal or state law with rights and powers similar to those of a corporation. A Housing Associate must lend its own funds as its principal activity in the mortgage lending field and, although it must meet the same regulatory lending requirements as members, it does not purchase our stock and has no voting rights.

Advances Concentration. For the year ended December 31, 2005, there was one customer, Flagstar Bank, FSB, that had gross interest payments on Advances, excluding the effects of interest rate exchange agreements with non-member counterparties, which exceeded 10% of our total interest income. Advances outstanding to Flagstar Bank, FSB at December 31, 2005, were $4.2 billion, and comprised 16.3% of total Advances outstanding, at par. Gross interest income earned from Flagstar Bank, FSB during the year ended December 31, 2005, was $179.5 million, and comprised 10.0% of total interest income.

The following tables present Advances outstanding and the weighted average rate earned on Advances outstanding for the 10 largest borrowers at December 31, 2005, and December 31, 2004, respectively.

Top 10 Advances Borrowers

As of December 31, 2005

($ amounts in thousands, at par)

Member Name	Advances Outstanding at par	% of Total	Weighted Average Rate
LaSalle Bank Midwest NA(1)	$5,475,174	21.13%	3.29%
Flagstar Bank, FSB	4,225,000	16.31%	3.91%
Fifth Third Bank	1,621,993	6.27%	4.01%
National City Bank of Indiana	1,381,558	5.33%	4.25%
Republic Bank	1,191,250	4.60%	4.52%
Citizens Bank	692,560	2.67%	3.70%
Irwin Union Bank and Trust	641,785	2.48%	4.18%
Union Federal Bank	588,762	2.27%	4.38%
Citizens First Savings Bank	346,500	1.34%	4.50%
First Financial Bank	323,894	1.25%	5.51%

Subtotal	16,488,476	63.65%	3.85%
Others	9,418,360	36.35%	4.50%

All Advances borrowers	$25,906,836	100.00%	4.09%

(1)	Standard Federal Bank changed its name to LaSalle Bank Midwest NA effective September 12, 2005.

Top 10 Advances Borrowers

As of December 31, 2004

($ amounts in thousands, at par)

Member Name	Advances Outstanding at par	% of Total	Weighted Average Rate
LaSalle Bank Midwest NA	$5,325,177	21.37%	2.56%
Flagstar Bank, FSB	4,090,000	16.41%	3.74%
National City Bank of Indiana	1,382,899	5.55%	2.24%
Republic Bank	1,259,336	5.05%	4.58%
Union Federal Bank	831,376	3.34%	3.21%
Fifth Third Bank	820,048	3.29%	5.59%
Citizens Bank	618,196	2.48%	3.31%
National City Bank of the Midwest	501,686	2.01%	2.15%
Old National Bank in Evansville	461,837	1.85%	5.84%
First Financial Bank	324,517	1.30%	5.51%

Subtotal	15,615,072	62.65%	3.37%
Others	9,309,147	37.35%	4.17%

All Advances borrowers	$24,924,219	100.00%	3.67%

Advances. Members have access to a wide array of Advances and other credit products. A breakdown of Advances, by primary product line, as of December 31, 2005, and December 31, 2004, is provided below.

Advances by Product Line

($ amounts in thousands, at par)

	December 31,
	2005	% of Total	2004	% of Total
Advance type
Fixed-rate bullet	$15,295,292	59.0%	$13,240,517	53.1%
Putable	4,464,900	17.2%	5,589,750	22.4%
Adjustable (1)	2,292,440	8.9%	2,869,993	11.5%
Variable	2,621,648	10.1%	1,883,846	7.6%
Fixed-rate amortizing	1,232,556	4.8%	1,340,113	5.4%

Total Advances	$25,906,836	100.0%	$24,924,219	100.00%

(1)	Includes two outstanding Advances with a total par of $15 million modified (in accordance with Emerging Issues Task Force 01-07, Creditor’s Accounting for a Modification or Exchange of Debt Instruments) from putable advances to adjustable Advances with $0.94 million and $1.12 million in remaining deferred fees outstanding as of December 31, 2005, and December 31, 2004, respectively.

Our primary Advance programs include:

•	Variable rate Advances, which reprice daily at a rate based on our overnight cost of funds. They may be borrowed on terms from one day to six months and may be prepaid on any given business day during that term without fee or penalty. No principal payment is due until maturity. Interest is due on a monthly basis;

•	Fixed-rate Advances, which have fixed rates throughout the term of the Advances. Terms of these Advances may be up to 20 years for both our regular program and our Community Investment Program (“CIP”) Advances. No principal payment is due until maturity. Prepayments prior to maturity are subject to prepayment fees which make us financially indifferent to a prepayment. Interest is generally due on a monthly basis;

•	Adjustable rate Advances, which are sometimes called floaters, reprice periodically based on a variety of indices, typically LIBOR. Quarterly LIBOR floaters are the most typical type of adjustable rate Advance we extend to our members. Terms of these Advances may be up to ten years. Prepayment terms are agreed to before the Advance is extended, but most frequently no prepayment fees are required if a member prepays an adjustable rate on a reset date, with the required notification. No principal payment is due prior to maturity. Interest is generally due on a monthly basis;

•	Putable Advances, for which we offer a discounted interest rate to, in effect, purchase an option from the member, that allows us to convert the fixed-rate Advance to a floating rate, which we normally would exercise when interest rates increase. Upon exercise of our conversion option, the member has the right to terminate the Advance and reborrow on new terms. Due to the complexities of funding this product, we must receive a total of at least $5 million in requests to execute these Advance offerings. Interest is typically due on a monthly basis, and;

•	Mortgage/amortizing Advances, which are fixed-rate Advances that require principal payments either monthly or annually, based on a specified amortization schedule with a balloon payment of remaining principal at maturity. Regular program mortgage Advance terms and CIP amortizing Advance terms are offered up to 20 years. Interest is generally due on a monthly basis.

Our entire menu of Advances products is generally available to each creditworthy member, regardless of the member’s asset size. Advances are typically priced at standard spreads above our cost of funds. Our board-approved credit policy allows us to offer lower prices on certain types of Advances transactions of $25 million or greater. Determination of such prices is based on factors such as market conditions at the time of the trade, hedging and other costs associated with the transaction, the size of the transaction, our asset liability management position, and competitive factors including a member’s funding alternatives. We do not otherwise distinguish between members based upon asset size or other criteria as far as pricing is concerned.

As of September 30, 2005, 39 members had assets in excess of $1 billion, and together they comprised approximately 77% of the total member asset base. Our three largest Advance borrowers accounted for 27% of member assets, i.e., the total, cumulative assets of our member institutions, and 44% of Advances. Two of these members are part of holding companies headquartered outside our district. The loss of any one of these members would significantly impact our ability to achieve growth objectives, although the impact on capital-based earnings ratios could be less significant.

Credit risk can be magnified if a lender concentrates its portfolio in a few borrowers. Because of our limited territory, Indiana and Michigan, and because of continuing consolidation among the financial institutions that comprise the members of the FHLB System, we have only a limited pool of large borrowers. At December 31, 2005, our top 10 borrowers accounted for 63.7% of total Advances outstanding. Because of this concentration in Advances, we perform frequent credit and collateral reviews on our largest borrowers. In addition, we regularly analyze the implications to our financial management and profitability if we were to lose the business of one or more of these customers.

Our geographic membership requirement limits the potential for adding new members. Also, mergers and charter consolidations are reducing the universe of potential members. The ability for an institution with one charter to retain membership in more than one Federal Home Loan Bank, known as multi-district membership, is an issue that still needs to be resolved by the Finance Board or Congress. If, and until, any rules on this issue are promulgated, it is difficult to assess the impact that multi-district membership could have on our Bank.

Collateral. All credit products extended to a member must be fully collateralized by the member’s pledge of eligible assets. Each borrowing member and its affiliates that hold collateral are required to grant us a security interest in such collateral. All such security interests held by us are afforded a priority by the Competitive Equality Banking Act over the claims of any party, including any receiver, conservator, trustee, or similar party having rights as a lien creditor, except for claims held by actual bona fide purchasers for value or by parties that are secured by actual perfected security interests, provided that such claims would otherwise be entitled to priority under applicable law. In addition, our claims are given certain preferences pursuant to the receivership provisions of the Federal Deposit Insurance Act. Based on these factors, we do not typically require our borrowing members to deliver collateral to us, other than securities collateral. Further, we now file UCC-1 financing statements with respect to all borrowing members and any affiliate that pledges collateral. This gives us a perfected security interest with priority over all creditors unless a secured creditor perfects by taking possession of our collateral without notice of our lien.

We take collateral on a blanket, specific listing, or delivery basis depending on the credit quality of the borrower. Acceptable collateral includes certain investment securities, one-to-four family mortgages, deposits, and certain ORERC assets. Loans that violate our anti-predatory lending policy for collateral do not qualify as acceptable collateral and are required to be removed from any collateral value calculation. At year-end 2004, ORERC reported by our members accounted for approximately $2.1 billion of borrowing capacity, compared to approximately $2.5 billion of borrowing capacity at December 31, 2005. We are gradually implementing acceptance of newer collateral types as authorized by the Gramm-Leach-Bliley Act of 1999 (“GLB Act”) amendment to the Bank Act. Typically, Advances must be over-collateralized based on the type of collateral, with requirements ranging from 100% for deposits (cash) to 145% for residential mortgages held under blanket lien status. Less traditional types of collateral such as home equity loans and commercial real estate loans have coverage ratios up to 300%. In 2004, we added staff to perform periodic, on-site collateral audits on each of our borrowing members, rather than rely on our prior practice of using verifications performed by members’ external auditors. We believe this change has significantly improved our ability to evaluate the quality of our members’ collateral. Through these on-site collateral audits, we have determined that the home equity loans originated by our members are of high quality, and at a low risk for default. Therefore, at its March 2005 meeting, our board decreased collateral coverage requirements for home equity loans and lines of credit. Due to the security provided by collateral, management does not believe that loan loss reserves need to be held against Advances.

Affordable Housing and Community Investment Programs. Each Federal Home Loan Bank is required to set aside 10% of its annual net earnings, before interest expense for mandatorily redeemable capital stock that is classified as debt, and after the REFCORP assessment, to fund its AHP (subject to an annual FHLB System-wide minimum of $100 million). Through our AHP, we provide cash grants or interest subsidies on Advances to our members, which are, in turn, provided to qualified individuals to finance the purchase, construction, or rehabilitation of low- to moderate-income owner-occupied or rental housing. Our AHP includes the following programs:

•	Competitive Program, which is the primary grant program to finance homeownership for individuals with income at or below 80% of the median income for the area, or to finance the purchase, construction, or rehabilitation of rental housing, with at least 20% of the units occupied by, and affordable for, very low-income households;

•	Homeownership Opportunities Program, which provides assistance with down payments and closing costs to first-time homebuyers;

•	Neighborhood Impact Program, which provides rehabilitation assistance to homeowners to help improve neighborhoods.

In addition to AHP, we also offer a variety of specialized Advance programs to support housing and community development needs. Through our Community Investment Program, we offer Advances to our members that are involved in community economic development activities benefiting low- or moderate-income families or neighborhoods. These Advances have maturities ranging from 30 days to 20 years and are priced at our cost of funds plus reasonable administrative expenses. These funds can be used for the development of housing, infrastructure improvements, or assistance to small businesses or businesses that are creating jobs in the member’s community for low- and moderate-income families. Advances made under our Community Investment Program, which are not part of the AHP assessment, comprised 2.8% of our total Advances outstanding, at par, at December 31, 2005; 2.7% at December 31, 2004; and 2.1% at December 31, 2003.

Investments. We maintain a portfolio of investments, purchased from non-member counterparties, other Federal Home Loan Banks, or members and their affiliates, to provide liquidity and enhance our earnings. Our portfolio of low-risk, short-term investments, principally short-term federal funds, ensures the availability of funds to meet our members’ credit needs. The longer term investment portfolio provides higher returns and may consist of securities issued by the U.S. government and its agencies, other GSEs, mortgage-backed securities (“MBS”), and asset-backed securities (“ABS”) that are issued by government-sponsored mortgage agencies or private issuers that carry the highest ratings from Moody’s Investor Service, Standard and Poor’s (“S&P”) Rating Service or Fitch Ratings. Our investments in housing GSEs are not guaranteed by the U.S. government.

As of December 31, 2004, we held $222 million of COs that were issued by other Federal Home Loan Banks. These securities were sold during the third quarter of 2005. These COs were hedged with interest rate swaps to synthetically create LIBOR-based floating-rate assets. Generally, the net yield of these instruments, including their associated interest rate swaps, was higher than our cost of funding the purchase. These hedged CO purchases were transacted to absorb excess liquidity, leverage capital, and enhance profitability. At certain times, the net hedged return of these securities was substantially above our short-term cost of funds. This is a function of the spread to the term swap curve of term COs relative to the cost of issuing Discount Notes or swapped CO debt with a different maturity or optionality. This resulted in an opportunity to profitably hold these securities. Since they were held in our available-for-sale portfolio, they provided incremental liquidity for the Bank. Additionally, these assets allowed us to utilize the capital of the Bank when Advance demand was weak. As previously noted, these investments were typically funded with the proceeds of COs that could be issued subsequent to the purchase of the security (i.e., sequential issuance of short-term Discount Notes) or contemporaneously, but with different terms. We owned three of these securities; two that were issued by the Federal Home Loan Bank of Seattle in 1997, and one that was issued by the Federal Home Loan Banks of Atlanta and Dallas in 1999.

All of these COs were purchased prior to March 30, 2005, through security dealers, and were not directly placed or purchased from another Federal Home Loan Bank. Certain of these COs were purchased as primary offerings. The Finance Board issued a regulatory interpretation, dated March 30, 2005, that addressed the permissibility of directly purchasing from the Office of Finance or an initial underwriter COs issued by other Federal Home Loan Banks. No additional purchases of COs that have been issued by other Federal Home Loan Banks are currently planned, except to the extent necessary to meet emergency needs for liquidity as a result of the implementation of changes in the Federal Reserve Board payment schedule. See “RISK FACTORS – Changes in Federal Reserve Board Policy Statement on Payment System Risk Could Impact Debt Payments” herein. We do not purchase MBS issued by other Federal Home Loan Banks, although we have made MBS purchases issued by affiliates of our members. At December 31, 2005, our investment portfolio accounted for 26% of total assets as compared to 25% at December 31, 2004.

Under the Finance Board’s regulations, we are prohibited from investing in certain types of securities, including:

•	instruments, such as common stock, that represent an equity ownership in an entity, other than stock in small business investment companies, or certain investments targeted to low-income persons or communities;

•	instruments issued by non-U.S. entities, other than those issued by U.S. branches and agency offices of foreign commercial banks;

•	non-investment grade debt instruments, other than certain investments targeted to low-income persons or communities and instruments that were downgraded after their purchase;

•	whole mortgages or other whole loans, except for

•	those acquired under our MPP;

•	certain investments targeted to low-income persons or communities;

•	certain marketable direct obligations of state, local, or tribal government units or agencies, having at least the second highest credit rating from Moody’s, S&P, or Fitch;

•	MBS or ABS secured by manufactured housing loans or home equity loans; and

•	certain foreign housing loans authorized under Section 12(b) of the Bank Act; and

•	non-U.S. dollar denominated securities.

The Finance Board’s regulations further provide that the total book value of our investments in MBS and ABS must not exceed 300% of our previous month-end capital on the day we purchase the securities. In addition, we are prohibited from purchasing:

•	interest-only or principal-only stripped MBS or ABS;

•	residual-interest or interest-accrual classes of collateralized mortgage obligations and real estate mortgage investment conduits; and

•	fixed-rate or floating-rate MBS or ABS that on the trade date are at rates equal to their contractual cap and that have average lives that vary by more than six years under an assumed instantaneous interest rate change of 300 basis points.

All unsecured investments, such as federal funds, including those with our members or their affiliates, are subject to the same selection criteria. These criteria include capital, legal form and credit rating. Each unsecured counterparty has an exposure limit, which is computed in the same manner, regardless of the counterparty’s status as a member, affiliate of a member or unrelated party. The limitations are subject to qualitative review by our Credit Department. This review may result in a reduction of the line of credit or permissible term of the investment.

Investments in MBS that are issued by a member, affiliate of a member, or an unrelated party are not subject to specific issuer limitations if the credit rating of the security is primarily derived from the structure of the security.

Deposits. Deposit programs provide a portion of our funding resources, while also giving members a high quality earning asset that satisfies their regulatory liquidity requirements. We offer several types of deposit programs to our members and other institutions including overnight and demand deposits. We may accept uninsured deposits from

•	our members;

•	institutions eligible to become members;

•	any institution for which we are providing correspondent services;

•	other Federal Home Loan Banks; or

•	other federal government instrumentalities.

The following table shows the composition of our deposits as of December 31, 2005, and December 31, 2004.

Composition of Deposits

($ amounts in thousands)

	December 31,
	2005	% of Total	2004	% of Total
Overnight deposits	$628,184	78%	$747,184	85%
Demand deposits	94,381	12%	130,696	15%
Custodial mortgage deposits	211	0%	256	0%
Swap collateral held for deposit	77,166	10%	1,281	0%

Total	$799,942	100%	$879,417	100%

To support deposits, the Bank Act requires us to have an amount equal to the current deposits invested in obligations of the United States, deposits in eligible banks or trust companies, or Advances with a maturity not exceeding five years.

As the following table shows, we were in compliance with the Bank Act liquidity requirements for deposits as of December 31, 2005, and December 31, 2004.

Liquidity Deposit Reserves

($ amounts in thousands)

	December 31,
	2005	2004
Deposit reserves	$27,800,167	$23,387,696
Total deposits	799,942	879,417

Excess deposit reserves	$27,000,225	$22,508,279

Mortgage Purchase Program

We began purchasing mortgage loans directly from our members through our MPP in the second quarter of 2001. By regulation, we are not permitted to purchase loans from any seller that is not a member of the FHLB System, and we do not use a trust or other entity to purchase the loans for us. We purchase long-term, fixed-rate, fully amortizing, level payment loans predominantly for primary, owner-occupied, detached residences, including single-family properties, and two-, three-, and four-unit properties. Additionally, to a lesser degree, we purchase loans for primary, owner-occupied, attached residences, (including condominiums and planned unit developments), second/vacation homes, and investment properties.

All of our mortgage loan purchases are governed by a Finance Board regulation adopted in 2000, as amended. Prior to that time, the Federal Home Loan Banks could only purchase mortgage loans based upon individual approvals from the Finance Board. Further, while the regulation does not specifically limit us to purchasing fixed-rate loans, we would need to comply with the Finance Board’s regulation on new business activities to purchase adjustable-rate loans. The Finance Board regulations provide that any material changes to mortgage purchase programs that have a different risk profile would need to be approved by the Finance Board as a new business activity.

The MPP was originally developed by our Bank and the Federal Home Loan Banks of Seattle and Cincinnati. These three Banks jointly developed the software and documentation for the MPP. In the event that another Federal Home Loan Bank wishes to purchase the MPP software and documentation to start its own program, the initial three MPP Banks, and each other Federal Home Loan Bank that has acquired the software and documentation, have agreed to determine a reasonable purchase price that is then shared with all the participating Banks on a pro rata basis. The Federal Home Loan Bank of Atlanta has purchased rights to the MPP documentation and begun acquiring loans under the MPP. The Federal Home Loan Bank of Pittsburgh has purchased the software and documentation package, but has not initiated its program. Although each Bank operates its program separately, these Banks still cooperate on various technical issues common to their programs.

All loans we purchase meet guidelines for our MPP accepted by our approved supplemental mortgage insurance (“SMI”) providers and generally meet the underwriting standards of Fannie Mae and Freddie Mac. For example, the maximum loan-to-value for any mortgage loan purchased is 95%, and the borrowers must meet certain minimum credit scores depending upon the type of property or loan. Further, we will not knowingly purchase any loan that violates the terms of our anti-predatory lending policy.

Members that participate in the MPP, known as Participating Financial Institutions (“PFIs”), must complete all application documents and be in sound financial condition as determined by our Credit Department’s underwriting standards. In addition, a PFI must meet the following requirements:

•	be an active originator of conventional mortgages and have servicing capabilities, if applicable;

•	certify that it is in good standing if it is an approved seller of either Fannie Mae or Freddie Mac loans;

•	advise us if it has been the subject of any adverse action by either Fannie Mae or Freddie Mac; and

•	along with its parent corporation, if applicable, meet the capital requirements of each state and federal regulatory agency with jurisdiction over the member’s or parent corporation’s activities.

Our earnings from the MPP are comprised of the monthly interest payments we receive, which are computed on each loan as the mortgage note rate multiplied by the principal balance outstanding, adjusted for the following:

•	servicing costs (which generally equal 0.25% for conventional loans and 0.44% for government-insured loans and are retained by the servicer of the loan);

•	the cost of the lender risk account (“LRA”);

•	the cost of the SMI;

•	the net amortization of purchased loan premiums or discounts (in accordance with SFAS 91, Non-refundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases (“SFAS 91”)); and

•	the net amortization of terminated MPP hedge basis adjustments (in accordance with SFAS 133 and SFAS 91).

Government-insured mortgage loans are considered to have a 100% United States government guarantee and, therefore, we believe that we have no credit risk exposure from these loans so no additional credit enhancements (such as an LRA or SMI) are required.

We consider the cost of the LRA and SMI when we formulate conventional loan pricing. Each of these credit enhancement structures is accounted for not only in our expected return on our acquired mortgage loans, but also in the risk review performed during the accumulation/pooling process. The pricing of each structure is dependent on a number of factors and is specific to the PFI.

We do not service the mortgage loans we purchase. PFIs may elect to retain servicing rights for the loans sold to us, or they may elect to sell servicing rights to an MPP-approved servicer. The servicers are responsible for all aspects of servicing, including, among other things, the administration of the foreclosure and claims processes, from the date we purchase the loan until the loan has been fully satisfied. We currently require payments on a scheduled/scheduled basis which means we receive scheduled monthly principal and interest from the servicer regardless of whether the mortgagee is making payments to the servicer. PFIs typically do not voluntarily repurchase defaulted loans from our Bank in order to cease their obligation to continue making principal and interest payments on a scheduled/scheduled basis for these loans.

Currently, Washington Mutual Bank, FA is the only approved servicer to which servicing rights may be sold. Those PFIs that retain servicing rights receive a monthly servicing fee, which currently averages 29.20 basis points annually. The PFIs that retain servicing rights must be approved by us and undergo an audit by a third party quality control contractor that advises the PFIs of any deficiencies in servicing procedures or processes and then notifies us so that we can monitor their performance. All servicing activities, whether retained or released, are subject to review by our master servicer, Washington Mutual Mortgage Securities Corporation. If we deem servicing to be inadequate, we can require that the servicing of those loans be transferred to a servicer that is acceptable to us.

Under current regulations, all pools of mortgage loans purchased by us, other than government-insured mortgage loans, must have sufficient credit enhancement so that the pools of loans are at least investment grade. Further, additional risk-based capital must be maintained against the pools of mortgage assets that have an implied credit rating of less than AA. Therefore, we generally limit the pools of mortgage loans that we will purchase to those with an implied S&P credit rating of at least AA.

The required credit enhancement to reach the expected credit rating is determined by using S&P’s LEVELS™ Rating Model. An LRA is then established in an amount sufficient to achieve the expected credit rating. Credit losses on defaulted mortgage loans in the pool are paid from these sources in the following order:

•	collateral value;

•	primary mortgage insurance, if any;

•	LRA; and

•	SMI.

The LRA is funded through a reduction to the net yield earned on loans and the corresponding purchase price paid to the member and is paid out of the periodic interest payments on the loans. As these funds are collected, they are held in escrow and used to pay the SMI deductible or to reimburse losses incurred by us or the SMI provider. If the mortgage loans perform better than expected, the remaining funds in the LRA are returned to the member, thus encouraging the member to sell us only good quality loans. SMI is added on any pools of loans where, after application of the LRA, the loan-to-value of the pool is still higher than 50%. The average LRA annual cost allocation is 7.30 basis points of the principal balance of the pool of loans sold, and the average SMI premium is 8.52 basis points. Any losses that exceed the funds available from the above sources would be absorbed by us.

We do not receive any transaction or other fees other than a ..25% to .75% fee on cash-out refinancing transactions, and a 1.5% fee on loans on investment properties that are consistent with industry standards. We do not pay the PFIs any fees other than the servicing fee discussed above when the PFI retains the servicing rights.

Our current SMI providers are Mortgage Guaranty Insurance Corporation and Genworth Financial. We enter into the insurance directly with the SMI provider, but a contract is written for each pool. Pursuant to Finance Board regulation, the PFI must be responsible for all expected credit losses on the mortgages sold to us. Therefore, the PFI is the purchaser of the SMI policy and we are designated as the beneficiary. Although we remit the insurance payments to the SMI provider, the payments are the responsibility of the PFI. We collect the SMI premiums from the monthly mortgage remittances received from the PFIs or their designated servicer and remit them to the SMI provider as an administrative convenience.

It is the servicer’s responsibility to initiate loss claims on the loans. No payments from the LRA (other than amounts returned to the PFI as described in Note 2 to the financial statements) or SMI are made prior to initiation of the foreclosure or claims process. Once it is determined that a loss is insurable, the SMI provider pays the claim in full and seeks reimbursement from the LRA. The SMI provider is entitled to reimbursement for credit losses from funds available in the LRA that are equal to the aggregate amounts contributed to the LRA less any amounts paid for previous claims and any amounts that have been released from the LRA and paid to us. If the LRA is still being funded, the SMI provider could make claims against those payments as they are received up to the full reimbursable amount of the claim, and these amounts would be reflected as additional deductions from the LRA as they were paid. Although losses not covered by the LRA or the SMI would be absorbed by us, the LRA and the SMI are sufficient to protect us from any loss in excess of 50% or more of the home’s original value. See “Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Management – Credit Risk Management” for further information.

In the first quarter of 2005, we negotiated to obtain an aggregate loss/benefit limit or “stop-loss” on any master commitment contracts that equal or exceed $35,000,000. The stop-loss is equal to the total initial principal balance multiplied by the stop-loss percentage, as is in effect from time to time, and represents the maximum aggregate amount payable by the SMI provider under the SMI policy for that pool. Even with the stop-loss provision, the aggregate of the LRA and the amount payable by the SMI provider under an SMI stop-loss contract will be equal to or greater than the amount of credit enhancement required for the pool to have an implied S&P credit rating of at least AA. Non-credit losses, such as uninsured property damage losses which are not covered by the SMI, can be recovered from the LRA to the extent that there has been no credit loss claim on those LRA funds.

MPP Concentration. Based upon using the average balances of MPP loans outstanding, at par, and imputing the amount of interest income, loans purchased from one MPP customer, LaSalle Bank Midwest NA, contributed interest income that exceeds 10% of our total interest income for the year ended December 31, 2005. Total mortgage loans outstanding as of December 31, 2005, purchased from LaSalle Bank Midwest NA were $4.1 billion or 42.7% of total mortgage loans outstanding, at par. The amount of imputed interest income earned during the year ended December 31, 2005, from mortgage loans purchased from LaSalle Bank Midwest NA was $199.9 million or 11.1% of total interest income.

The loss of this PFI could have a material adverse effect on this segment. See the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Item 1A. RISK FACTORS - Loss of One or More Large Customers Could Adversely Impact Us.”

For emergency liquidity purposes, we have the legal authority to sell MPP assets. However, for us to routinely sell MPP assets outright or through securitizations using a credit guarantee by one or more Federal Home Loan Banks, regulatory approval is required.

Funding Sources

The primary source of funds for each of the Federal Home Loan Banks is the sale of debt securities, known as COs, in the capital markets. The Finance Board’s regulations govern the issuance of debt on our behalf and authorize us to issue COs, through the Office of Finance as our agent, under Section 11(a) of the Bank Act. By regulation, all of the Federal Home Loan Banks are jointly and severally liable for the COs issued under Section 11(a). No Federal Home Loan Bank is permitted to issue individual debt under Section 11(a) without the approval of the Finance Board.

While COs, which consist of bonds and Discount Notes, are, by regulation, the joint and several obligations of the Federal Home Loan Banks, the primary liability for COs issued to provide funds for a particular Federal Home Loan Bank rests with that Bank. They are backed only by the financial resources of the Federal Home Loan Banks, and there has never been a default in the payment of any CO. Although each Federal Home Loan Bank is a GSE, COs are not obligations of, and are not guaranteed by, the U.S. government. The Moody’s and S&P ratings for COs of Aaa and AAA, respectively, reflect the likelihood of timely payment of principal and interest on the COs. The aggregate par amount of the FHLB System’s outstanding COs was approximately $937.5 billion at December 31, 2005, and $869.2 billion at December 31, 2004.

Although we are primarily liable for those COs that are issued on our behalf, we are also jointly and severally liable, along with the other Federal Home Loan Banks, for the payment of principal and interest on COs of all the Federal Home Loan Banks. If the principal or interest on any CO issued on our behalf was not paid in full when due, we could not pay dividends to, or redeem or repurchase shares of stock from, any of our members. The Finance Board, in its discretion, may require us to make principal or interest payments due on any Federal Home Loan Bank’s COs. To the extent that we make any payment on a CO as to which we are not the primary obligor, we are entitled to reimbursement from the Federal Home Loan Bank that is the primary obligor. However, if the Finance Board determines that such Federal Home Loan Bank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining Federal Home Loan Banks on a pro rata basis in proportion to each Federal Home Loan Bank’s participation in all COs outstanding, or on any other basis the Finance Board may determine.

The Finance Board’s regulations also state that we must maintain the following types of assets free from any lien or pledge in an amount at least equal to the amount of COs outstanding on our behalf:

•	cash;

•	obligations of, or fully guaranteed by, the United States;

•	secured Advances;

•	mortgages, which have any guaranty, insurance, or commitment from the United States or any agency of the United States;

•	investments described in Section 16(a) of the Bank Act, which includes, among other items, securities that a fiduciary or trust fund may purchase under the laws of the state in which the Federal Home Loan Bank is located; and

•	other securities that are assigned a rating or assessment by a nationally recognized statistical rating organization (“NRSRO”) that is equivalent to or higher than the rating or assessment assigned by that NRSRO to the COs.

The following table shows a comparison of the aggregated amount of the above-noted asset types to the total amount of outstanding COs issued on our behalf as of December 31, 2005, December 31, 2004, and December 31, 2003, and verifies that we maintain assets in excess of our required amounts. The amount of aggregate qualifying assets and COs reflects the effects of SFAS 133 fair value hedging adjustments.

Aggregate Qualifying Assets

($ amounts in thousands)

	December 31,
	2005	2004	2003
Aggregate qualifying assets	$47,929,670	$44,240,019	$44,837,002
Total COs	44,338,682	40,448,292	40,270,909

Aggregate qualifying assets in excess of COs	$3,590,988	$3,791,727	$4,566,093

Ratio of aggregate qualifying assets to COs	1.08	1.09	1.11

Office of Finance

The issuance of the COs is facilitated and executed by the Office of Finance. It also services all outstanding debt, provides information on capital market developments, manages our relationship with the rating agencies with respect to COs, and administers payments to REFCORP and the Financing Corporation. These two corporations were established by Congress in the 1980s to help recapitalize the savings and loan industry’s deposit insurance fund and resolve insolvent savings institutions. The Office of Finance serves as the Federal Home Loan Banks’ fiscal agent for debt issuance and can control the timing and amount of each issuance. The U.S. Treasury can affect debt issuance for the Federal Home Loan Banks through its oversight of the U.S. financial markets. See “Supervision and Regulation – Government Corporation Control Act” herein.

REFCORP and Finance Corporation

The purpose of REFCORP is to provide funds to the Resolution Trust Corporation (“RTC”) to allow it to resolve troubled savings and loan institutions in receivership from the 1980s and early 1990s. REFCORP has no employees but instead uses the officers, employees, and agents of the Federal Home Loan Banks. It is subject to such regulations, orders, and directions as the Finance Board prescribes. REFCORP was authorized by Congress in 1989 to issue bonds, notes, debentures, and similar obligations in an aggregate amount not to exceed $30 billion. REFCORP obligations are not obligations of, or guaranteed as to principal by, the FHLB System, the Federal Home Loan Banks, or the U.S. government. However, the U.S. government pays interest on such obligations as required, and, by statute, 20% of the net earnings after operating expenses and AHP expense of each Federal Home Loan Bank is used to fund the interest payments on these obligations.

In 1989, Congress established the amount of the total interest payments to be paid by the Federal Home Loan Banks at $300 million per year, or $75 million per quarter. A regulatory formula, which is no longer applicable, established how the $300 million was to be allocated among the Federal Home Loan Banks and how funding shortfalls were to be addressed. In 1999, the GLB Act changed the annual assessment to a flat rate of 20% of net earnings after AHP expense for each Federal Home Loan Bank. Because this amount cannot be changed without further legislation, the expiration of the obligation is shortened as payments in excess of $75 million per quarter are accrued by the 12 Federal Home Loan Banks. As specified in the Finance Board regulation that implemented

Section 607 of the GLB Act, the payment amount in excess of the $75 million required quarterly payment is used to simulate the purchase of zero-coupon treasury bonds to defease all or a portion of the most distant remaining $75 million quarterly payment. The Finance Board, in consultation with the Secretary of Treasury, selects the appropriate zero-coupon yields used in this calculation.

Through December 31, 2005, the Federal Home Loan Banks have exceeded the $300 million annual annuity requirements for all years between 2000 and 2005. These defeased payments, or portions thereof, could be restored in the future if actual REFCORP payments of the 12 Federal Home Loan Banks fall short of $75 million in any given quarter. Contributions to REFCORP will be discontinued once all obligations have been fulfilled. However, due to the interrelationships of all future earnings of the 12 Federal Home Loan Banks, we are not able to determine the total cumulative amount to be paid by our Bank to REFCORP.

Consolidated Obligation Bonds

Consolidated Obligation bonds (“CO Bonds”) satisfy term funding requirements and are issued with a variety of maturities and terms under various programs. Typically, the maturities of these securities range from 1 year to 15 years, but the maturities are not subject to any statutory or regulatory limit. The CO Bonds can be fixed or adjustable rate and callable or non-callable. They are issued and distributed daily through negotiated or competitively bid transactions with approved underwriters or selling group members.

We request funds primarily through automated systems developed by the Office of Finance. Our request may include parameters such as program type, issuance size, pricing and coupon levels, maturity, and option characteristics. We receive 100% of the proceeds of a bond issued via direct negotiation with underwriters of FHLB System debt when we are the only Federal Home Loan Bank involved in the negotiation; consequently, we are the Federal Home Loan Bank that is the primary obligor on that CO Bond. When, along with one or more of the other Federal Home Loan Banks, we jointly negotiate the issuance of a CO Bond directly with underwriters, we receive a portion of the proceeds of the CO Bond agreed upon with the other Federal Home Loan Banks; in those cases, we are the primary obligor for a pro-rata portion of the CO Bond based on the amount of proceeds we receive. The majority of our CO Bond issuances, including both those that do and do not involve participation by other Federal Home Loan Banks, are conducted via direct negotiation with underwriters of the FHLB System CO Bonds.

We may also request specific amounts of particular CO Bonds to be offered by the Office of Finance for sale via competitive auction conducted with underwriters in a bond selling group. One or more other Federal Home Loan Banks may also request that amounts of those same CO Bonds be offered for sale for their benefit via the same auction. We may receive from 0% to 100% of the proceeds of the Bonds issued via competitive auction depending on: (a) the amounts and costs for the CO Bonds bid by the underwriters; (b) the maximum costs we, and any other Federal Home Loan Bank(s) participating in the same issue, are willing to pay for the CO Bonds; and (c) guidelines for allocation of CO Bond proceeds among multiple participating Federal Home Loan Banks as administered by the Office of Finance.

Discount Notes

We also issue Discount Notes (“Discount Notes”) to provide short-term funds for Advances to members and for other investments. These securities have maturities up to 360 days, and are offered daily through a Discount Note selling group and through other authorized securities dealers. Discount Notes are sold at a discount and mature at par.

On a daily basis, we may request specific amounts of Discount Notes with specific maturity dates to be offered by the Office of Finance at a specific cost for sale to underwriters in the Discount Note selling group. One or more other Federal Home Loan Banks may also request that amounts of Discount Notes with the same maturities be offered for sale for their benefit on the same day. The Office of Finance commits to issue Discount Notes on behalf of the participating Federal Home Loan Banks when underwriters in the selling group submit orders for the specific Discount Notes offered for sale. We may receive from 0% to 100% of the proceeds of the Discount Notes issued via this sales process depending on: (a) the maximum costs we or the other Federal Home Loan Banks participating in the same discount notes, if any, are willing to pay for the Discount Notes; (b) the amounts of orders for the Discount Notes submitted by underwriters; and (c) guidelines for allocation of Discount Note proceeds among participating Federal Home Loan Banks administered by the Office of Finance.

Twice weekly, we may also request that specific amounts of Discount Notes with fixed maturity dates ranging from 4 weeks to 26 weeks be offered by the Office of Finance for sale via competitive auction conducted with underwriters in the Discount Note selling group. One or more other Federal Home Loan Banks may also request amounts of those same Discount Notes be offered for sale for their benefit via the same auction. The Discount Notes offered for sale via competitive auction are not subject to a limit on the maximum costs the Federal Home Loan Banks are willing to pay. We may receive from 0% to 100% of the proceeds of the Discount Notes issued via competitive auction depending on: (a) the amounts and costs for the Discount Notes bid by underwriters; and (b) guidelines for allocation of Discount Note proceeds among multiple participating Federal Home Loan Banks administered by the Office of Finance.

Other Indebtedness

Although the majority of our total indebtedness consists of CO Bonds and Discount Notes outstanding, and deposits from our members, we are also obligated to pay other liabilities owed and payable in the form of:

•	interest accrued;

•	amounts owed under the AHP;

•	amounts owed to REFCORP;

•	amounts owed on capital stock that can be mandatorily redeemed in accordance with SFAS 150 adopted as of January 1, 2004;

•	the liability to counterparties on derivative contracts; and

•	other miscellaneous liabilities including benefits payable for employee pension and other benefit plan obligations, accrued salary and benefits, amounts payable related to the LRA and SMI on MPP program loans, amounts payable related to correspondent service operations, and amounts held for member pass-through deposit reserves.

A summary of our total indebtedness at December 31, 2005, and December 31, 2004, follows.

Total Indebtedness

($ amounts in thousands)

	December 31,
	2005	% of Total	2004	% of Total
Deposits	$799,942	1.75%	$879,417	2.09%
COs	44,338,682	96.83%	40,448,292	95.94%
Accrued interest payable	328,322	0.71%	244,295	0.58%
AHP payable	27,025	0.06%	23,060	0.06%
REFCORP payable	7,031	0.02%	—	0.00%
Mandatorily redeemable capital stock	43,574	0.10%	30,259	0.07%
Derivative liabilities	193,433	0.42%	493,724	1.17%
Other miscellaneous liabilities	50,679	0.11%	39,220	0.09%

Total indebtedness	$45,788,688	100.00%	$42,158,267	100.00%

Our earnings have always been sufficient to cover our fixed charges, which consist primarily of the interest we pay on the COs for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2005.

Computation of Earnings to Fixed Charges

($ amounts in thousands)

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
Income before assessments and cumulative effect of change in accounting principle (1)	$207,855	$178,044	$183,059	$109,838	$147,885

Fixed charges (2)
Interest expense on COs	$1,543,756	$1,011,317	$905,648	$1,006,092	$1,410,016
Interest expense on deposits and other	32,221	15,197	21,720	25,811	56,417

Fixed charges	1,575,977	1,026,514	927,368	1,031,903	1,466,433

Earnings, including fixed charges	$1,783,832	$1,204,558	$1,110,427	$1,141,741	$1,614,318

Ratio of earnings to fixed charges	1.13	1.17	1.20	1.11	1.10

(1)	Income before assessments is our equivalent of pre-tax income.
(2)	Our fixed charges include interest expense and premiums and discount amortization on CO Bonds, including net settlements on derivatives that hedge CO Bonds, and Discount Notes and interest expense on other liabilities including deposits, borrowings from other Federal Home Loan Banks, mandatorily redeemable capital stock, and other borrowings. We do not capitalize interest, and the impact of interest expense within our net rental costs is not significant.

Use of Derivatives

Finance Board regulations and our Risk Management Policy (“RMP”) establish guidelines for the use of derivatives. The goal of our interest rate risk management strategy is not to eliminate interest rate risk but to manage it within appropriate limits. Permissible derivatives include interest rate swaps, swaptions, interest rate cap and floor agreements, calls, puts, futures, and forward contracts executed as part of our market risk management philosophy. We are permitted to execute derivative transactions only to manage interest rate risk positions, hedge embedded options in assets and liabilities including mortgage prepayment risk positions, hedge any foreign currency positions, and act as an intermediary between our members and interest rate swap counterparties. All derivatives are accounted for at fair value in accordance with SFAS 133. We are prohibited from trading in or the speculative use of these instruments, and we have limits for credit risk arising from these instruments.

We engage in derivative transactions to hedge market risk exposures of certain Advances, primarily fixed-rate bullet and putable Advances, and mortgage assets. Market risk includes the risks related to

•	movements in interest rates and mortgage prepayment speeds over time;

•	the change in the relationship between short-term and long-term interest rates (i.e., the slope of the CO and LIBOR yield curves);

•	the change in the relationship of FHLB System debt spreads to other indices, primarily LIBOR and U.S. Treasury yields and the change in the relationship of FHLB System debt spreads to mortgage yields (commonly referred to as “basis” risks); and

•	the change in the relationship between fixed rates and variable rates.

Our use of derivatives is the primary way we reconcile the preferences of the capital markets for the kinds of debt securities in which they want to invest and the preferences of member institutions for the kinds of Advances they want to hold and the kinds of mortgage loans they want to sell. The most common reasons we use derivatives are to:

•	preserve a favorable interest rate spread between the yield of an asset and the cost of the supporting COs. Without the use of derivatives, this interest rate spread could be reduced or eliminated if the structures of the asset and COs do not have similar characteristics including maturity and the level and characteristics of the interest rates (e.g., fixed/variable terms);

•	reduce funding costs by executing a derivative concurrently with the issuance of CO Bonds;

•	fund and hedge below-market rate Advances where our members have sold us options embedded within the Advances;

•	mitigate the adverse earnings effects from the shortening or extension of the cash flows from mortgage assets with prepayment options we have sold;

•	hedge the market risk associated with timing differences in the settlement of commitments in the MPP and COs; and

•	protect the fair value of existing asset or liability positions.

Our current strategy is to use only those derivatives that are designed to be highly effective in offsetting changes in the market values of the designated balance sheet instruments. We have not executed any derivatives to hedge market risk on a macro, or whole balance sheet level. We also have not executed derivative transactions to hedge the market risk of MPP assets, except during the commitment period of delivery contracts under the MPP. See “Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Accounting for Derivatives and Hedging Activities.”

Supervision and Regulation

The Bank Act

We are supervised and regulated by the Finance Board, an independent agency in the executive branch of the U.S. government. Under the Bank Act, the Finance Board’s responsibility is to ensure that, pursuant to regulations promulgated by the Finance Board, each Federal Home Loan Bank:

•	carries out its housing finance mission;

•	remains adequately capitalized and able to raise funds in the capital market; and

•	operates in a safe and sound manner.

The Finance Board is governed by a five-member board of which four board members are appointed by the President of the United States, with the advice and consent of the Senate, each to serve a seven-year term. The fifth member of the Finance Board is the Secretary of the U.S. Department of Housing and Urban Development or the Secretary’s designee. The Finance Board’s operating expenses are funded by assessments on the Federal Home Loan Banks. As such, no tax dollars or other appropriations support the operations of the Finance Board or the Federal Home Loan Banks. In addition to our submissions to the Finance Board of monthly financial information on our condition and results of operations, the Finance Board conducts annual on-site examinations in order to assess our safety and soundness, and also performs periodic off-site reviews.

The Bank Act gives the Secretary of the Treasury the discretion to purchase COs up to an aggregate principal amount of $4 billion. No borrowings under this authority have been outstanding since 1977. The U.S. Department of the Treasury receives a copy of the Finance Board’s annual report to the Congress, monthly reports reflecting our securities transactions, and other reports reflecting our operations. Our annual financial statements are audited by an independent public accounting firm following generally accepted auditing standards as well as the government auditing standards issued by the U.S. Comptroller General. The Comptroller General has authority under the Bank Act to audit or examine the Finance Board and the FHLB System and to decide the extent to which it fairly and effectively fulfills the purposes of the Bank Act.

GLB Act Amendments to the Bank Act

Prior to the enactment of the GLB Act in 1999, the Bank Act provided for a “subscription” capital structure for the Federal Home Loan Banks. Under that structure, a single class of capital stock was issued to members by their respective Federal Home Loan Bank pursuant to a statutory formula which required each Federal Home Loan Bank member to purchase stock in an amount equal to the greatest of the following (i) $500; (ii) 1% of the member’s total mortgage assets; or (iii) 5% of the Advances outstanding to the member. The stock was redeemable by a member that sought to withdraw from its Federal Home Loan Bank membership upon six months’ prior written notice to that Federal Home Loan Bank. Upon redemption, a member would receive the par value of its stock.

The GLB Act amended the Bank Act to provide a more flexible and permanent capital structure for the Federal Home Loan Banks by requiring that each Federal Home Loan Bank develop and implement a capital plan that, among other things, would replace the previous single-class Federal Home Loan Bank capital stock with a new capital structure comprised of Class A Stock, Class B Stock, or both. Class A Stock is redeemable by a member upon six months’ prior written notice to its Federal Home Loan Bank. Class B Stock is redeemable by a member upon five years’ prior written notice to its Federal Home Loan Bank. Class B Stock also has a higher weighting than Class A Stock for purposes of calculating the minimum leverage requirement applicable to each Federal Home Loan Bank.

The GLB Act amendments require that each Federal Home Loan Bank maintain permanent capital and total capital in sufficient amounts to comply with specified, minimum risk-based capital and leverage capital requirements.

•	Permanent capital is defined as the amount we receive for our Class B Stock (including mandatorily redeemable stock) plus our retained earnings. Permanent capital must at least equal our risk-based capital requirement, which is defined as the sum of credit risk, market risk, and operations risk capital requirements. Each of these risk capital requirements is measured in accordance with guidelines in the Finance Board’s regulations. Generally, our

•	credit risk capital is the sum of our credit risk charges for all assets, off-balance sheet items and derivative contracts, calculated using the methodologies and risk weights assigned to each classification in the regulations;

•	market risk capital is the sum of the market value of our portfolio at risk from movements in interest rates, foreign exchange rates, commodity prices, and equity prices that could occur during periods of market stress, and the amount by which the market value of total capital is less than 85% of the book value of total capital; and

•	operations risk capital is 30% of the sum of our credit risk and market risk capital requirements.

•	Total capital is defined as permanent capital plus a general allowance for losses plus any other amounts determined by the Finance Board to be available to absorb losses. Total capital must equal at least 4% of total assets.

•	Leverage capital is defined as 150% of permanent capital plus the sum of all other components of capital. Leverage capital must equal at least 5% of total assets.

From time to time, for reasons of safety and soundness, the Finance Board may require one or more individual Federal Home Loan Banks to maintain more permanent capital or total capital than is required by the regulations. Failure to comply with these requirements or the minimum capital requirements could result in the imposition of operating agreements, cease and desist orders, civil money penalties, and other regulatory action, including involuntary merger, liquidation, or reorganization as authorized by the Bank Act.

In addition to changes in capital structure, the GLB Act also devolved more of the governance and management of each Federal Home Loan Bank to its board of directors and officers and away from the Finance Board. This devolution included the right of the directors to elect the chair and vice chair of the board rather than those offices being appointed by the Finance Board. Further, elected director terms were extended to three years from two and provisions were adopted to stagger the directors’ terms to permit more continuity. Board policies can now be adopted without the prior approval of the Finance Board, but such policies are subject to review by the Finance

Board. The Finance Board has issued guidance to the Federal Home Loan Banks on various topics that are now controlled by their boards but are of concern to the Finance Board from a supervisory perspective. In particular, the Finance Board has advised the Federal Home Loan Banks that they should adopt a policy with respect to the acquisition and maintenance of an adequate level of retained earnings. We have adopted a retained earnings policy, in light of this guidance, and we continue to have discussions with the Finance Board regarding this policy. The retained earnings policy may initially reduce the size of the dividends paid to members on our Class B Stock as retained earnings are built up to the required level, but it is anticipated that dividends will continue to be paid quarterly.

In March 2006, the Finance Board issued a proposed rule with respect to the Federal Home Loan Banks’ retained earnings policies and their ability to hold excess capital stock. The proposed rule includes a specific formula for calculating retained earnings, a limitation on the amount of excess stock that may be held and restrictions on the payment of dividends if a bank does not meet the minimum Retained earnings requirement in any quarter. The proposed rule will be subject to a 120-day comment period after publication in the Federal Register. It is not clear when a final rule will then be adopted and how the comments received might alter the provisions now in the proposed rule.

In August 2005, the Finance Board advised all Federal Home Loan Banks that have not completed the SEC registration process that they are required to obtain the Finance Board’s approval prior to paying any dividends. Therefore, we obtained their approval prior to declaring and paying a dividend in the fourth quarter of 2005 and the first quarter of 2006.

Government Corporations Control Act

We are subject to the Government Corporations Control Act, which provides that before we can issue and offer obligations to the public, the Secretary of the Treasury must prescribe the form, denomination, maturity, interest rate, and conditions of the obligations; the way and time issued; and the selling price.

Furthermore, this Act provides that the Comptroller General may review any audit of the financial statements of a Federal Home Loan Bank conducted by an independent public accounting firm. If the Comptroller General undertakes such a review, the results and any recommendations must be reported to the Congress, the Office of Management and Budget, and the Federal Home Loan Bank in question. The Comptroller General may also conduct a separate audit of any of our financial statements.

Federal Securities Laws

Upon effectiveness of this registration statement, our shares of Class B Stock will be registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, (the “1934 Act”). We will then be subject to the information, disclosure, insider trading restrictions, and other requirements under the 1934 Act. We will not be subject to the provisions of the Securities Act of 1933 as amended (the “1933 Act”) and, subject to the regulations of the Finance Board, we may withdraw our voluntary registration under the 1934 Act at any time. We have been, and continue to be, subject to all relevant liability provisions of the 1934 Act.

Because our Class B Stock will be registered under the 1934 Act, we also will be subject to the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and related rules and regulations issued by the SEC. SOX was enacted to address corporate and accounting fraud and establish a new accounting oversight board that enforces auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, SOX

•	requires chief executive officers and chief financial officers to certify the accuracy of periodic reports filed with the SEC;

•	imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures;

•	accelerates the time frame for reporting insider transactions and periodic disclosures by public companies;

•	requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers, and whether the audit committee includes at least one “audit committee financial expert”; and

•	requires significant review and testing of internal controls.

Under SOX, the SEC is required to regularly and systematically review corporate filings, based on certain enumerated factors. To deter wrongdoing, SOX

•	subjects bonuses issued to top executives to disgorgement if a restatement of a company’s financial statements was due to corporate misconduct;

•	prohibits an officer or director from misleading or coercing an auditor;

•	imposes new criminal penalties for fraud and other wrongful acts; and

•	extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

Federal and State Banking Laws

We are not generally subject to the state and federal banking laws affecting retail depository financial institutions in the U.S. However, as we do provide our members with certain correspondent services, such as wire transfer services, our activities are subject to the Bank Secrecy Act, as amended by the U.S. Patriot Act. We are therefore required to report suspicious activity involving the movement of large amounts of cash or the attempted wire transfer of funds to persons or countries that are on the U.S. government’s restricted list. Further, we may become subject to additional requirements if the U. S. Treasury issues regulations governing our activities in this area.

As a secured lender and a secondary market purchaser of mortgage loans, we are not directly subject to the various federal and state laws regarding consumer credit protection, such as anti-predatory lending laws. However, as non-compliance with these laws could affect the value of these loans as collateral or acquired assets, we require our members to warrant that all of the loans pledged or sold to us are in compliance with all applicable laws. The Finance Board advised all of the Federal Home Loan Banks in August 2005 that they must have a policy in place that requires members to comply with applicable anti-predatory lending laws in respect to both pledged collateral and mortgage loans to be sold to us. On November 18, 2005, our board adopted anti-predatory lending policies for both collateral and acquired member assets.

Proposed Changes in GSE Regulation

From mid-2003, the housing-related GSEs, including the Federal Home Loan Banks, have come under the increased scrutiny of Congress because of accounting and financial issues raised by certain regulatory agencies. Consequently, numerous legislative proposals have been introduced in Congress for the purpose of enhancing regulatory oversight. Some of the proposals have included capping the size of Fannie Mae’s and Freddie Mac’s mortgage portfolios, creation of a new affordable housing fund from Fannie Mae’s and Freddie Mac’s profits, and the combination of the Office of Federal Housing Enterprise Oversight, which regulates Fannie Mae and Freddie Mac, and the Finance Board into a new regulatory agency. The U. S. House of Representatives passed a bill containing these provisions in October 2005. However, other bills have been introduced in the U.S. Senate. If the Senate passes a bill that differs from the House bill, the competing bills will have to go to a joint conference committee to resolve all differences before final legislation can be enacted. It is impossible to predict what, if any, provisions relating to the Finance Board and the Federal Home Loan Banks will be included in any legislation that might be approved by Congress, and whether any such change in regulatory structure will be signed into law. Any changes made by Congress to the housing GSEs regulatory structure may also impact the structure and operation of the Office of Finance.

Regulatory Enforcement Actions

While examination reports are confidential between the Finance Board and a Federal Home Loan Bank, the Finance Board may publicly disclose supervisory actions or agreements that the Finance Board has entered into with a Federal Home Loan Bank. The Finance Board entered into two such agreements, with the Federal Home Loan Bank of Chicago and the Federal Home Loan Bank of Seattle, in 2004. As the Federal Home Loan Banks issue COs jointly, these agreements may adversely affect our cost of funds.

In addition, several Federal Home Loan Banks, including our Bank, announced that they are restating their previously issued financial statements. It is not known when this process will be completed for all of the Federal Home Loan Banks.

Further, a delay in the issuance of the FHLB System’s combined financial statements by the Office of Finance, as a result of the requirements of these agreements and the restatements, or as a result of other accounting, operational or regulatory issues that may occur in the future, may affect the timeliness of the combined statements. While the delay in publishing the quarterly September 2004, year-end 2004 and 2005, and quarterly March, June and September 2005 combined statements has not adversely affected our cost of funds or our access to the capital markets, future delays could have that effect.

Tax Status/Assessments

Although we are exempt from all federal, state, and local taxation except for real property taxes, we are obligated to make payments to REFCORP in the amount of 20% of net earnings after operating expenses and AHP expense. Additionally, in the aggregate, the 12 Federal Home Loan Banks are required annually to set aside, for the AHP, the greater of $100 million or 10% of the current year’s net earnings before interest expense for mandatorily redeemable capital stock that is classified as debt (but after expenses for REFCORP). Currently, combined assessments for REFCORP and the AHP are approximately the equivalent of a 26.6% effective income tax rate. Despite our tax exempt status, any cash dividends issued by us to members are taxable dividends to the members and do not benefit from the corporate dividends received exclusion. The preceding sentence is for general information only. It is not tax advice. Members should consult their own tax advisors regarding particular federal, state, and local tax consequences for purchasing, holding, and disposing of our Class B Stock, including the consequences of any proposed change in applicable law.

Membership Trends and Geographic Distribution

At December 31, 2005, we had 432 members. Our membership territory is comprised of the states of Indiana and Michigan. As of December 31, 2005, we had 211 members or 49% in Indiana, and 221 members or 51% in Michigan, for a total membership consisting of 256 commercial banks, 71 thrifts, 92 credit unions, and 13 insurance companies. Outstanding Advances to Indiana-based and Michigan-based institutions as of December 31, 2005, were 32% and 68%, respectively.

At December 31, 2004, we had 438 members compared to the prior year-end level of 440 members. As of December 31, 2004, we had 222 members, or 51%, in Indiana, and 216 members, or 49%, in Michigan, for a total membership consisting of 268 commercial banks, 76 thrifts, 89 credit unions, and 5 insurance companies. Outstanding Advances to Indiana-based and Michigan-based institutions as of December 31, 2004, were 34% and 66%, respectively. If there is continuing consolidation in the financial institution industry, it may adversely affect our number of members, which may, therefore, affect our business and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historically, few of our members have chosen to withdraw from membership other than in connection with mergers and consolidations.

Competition

We operate in a highly competitive environment. Demand by members for Advances is affected by, among other things, the cost of their other available sources of funds, including deposits. We compete with other suppliers of wholesale funding, both secured and unsecured. Such other suppliers may include investment banking concerns, commercial banks, and, in certain circumstances, other Federal Home Loan Banks. These circumstances include when a financial holding company has subsidiary banks that are members of different Federal Home Loan Banks, and can therefore choose to take Advances from the Federal Home Loan Bank with the best rate. Larger institutions may have access to all of the alternatives listed as well as independent access to the national and global credit markets. The availability of alternative funding sources to members can significantly influence the demand for Advances and can be affected by a variety of factors, including market conditions, members’ creditworthiness, regulatory restrictions on the members, and availability of collateral.

Likewise, MPP is subject to significant competition. The most direct competition for mortgage purchases comes from other buyers of conventional, conforming fixed-rate mortgage loans such as Fannie Mae and Freddie Mac, with additional competition coming from other Federal Home Loan Banks and other national, regional, or local mortgage purchasers or conduits.

We also compete with Fannie Mae, Freddie Mac and other GSEs as well as corporate, sovereign, and supranational entities for funds raised through the issuance of CO Bonds, Discount Notes, and other debt instruments. Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt costs to us or lesser amounts of debt issued on our behalf at the same cost than otherwise would be the case.

Employees

As of December 31, 2005, we had 151 full-time employees and 7 part-time employees, compared to 141 full-time employees and 7 part-time employees at December 31, 2004. A collective bargaining unit does not represent the employees.

ITEM 1A. RISK FACTORS

We have identified the following factors that could have a material adverse effect on our business or results of operations.

Adverse Changes in Interest Rates Could Have a Material Adverse Effect Including Potential Loss or Impairment of Capital.

We operate under regulatory and internal constraints that reduce the potential for significant losses due to changes in interest rates. However, an adverse change in interest rates could result in declining earnings and market value of equity or even cause us to suffer a loss or an impairment of capital. We purchase mortgage loans, MBS, and ABS at both premiums and discounts. Further, we expect that MPP will experience moderate growth, increasing the size of our mortgage asset portfolio that is subject to interest rate risk. A number of measures are used to monitor and manage interest rate risk. We make certain key assumptions, including prepayment speeds on mortgage-related assets, cash flows, loan volumes, and pricing. These assumptions are inherently uncertain and, as a result, it is impossible to accurately predict the impact of higher or lower interest rates on net interest income.

Economic Downturns and Changes in Federal Monetary Policy Could Have an Adverse Effect on Our Business Operations or Earnings.

Business growth and earnings are sensitive to general business and economic conditions. These conditions include short-term and long-term interest rates, inflation, money supply, fluctuations in both debt and equity capital markets, and the strength of the U.S. economy and the local economies in which we conduct business. If any of these conditions worsen, our business and earnings could be adversely affected. For example, a prolonged economic downturn could increase the number of customers who become delinquent or default on their loans. In addition, our business and earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States. The Federal Reserve Board’s policies directly and indirectly influence the yield on interest-earning assets and the cost of interest-bearing liabilities. Changes in those policies are beyond our control and difficult to predict.

Inability to Access Capital Markets Could Adversely Affect Our Liquidity.

The FHLB System issues COs in the capital markets to fund its assets. Because access to capital markets is critical, we maintain contingency plans that are designed to address the risk of our inability to access the capital markets. However, there is no way to be assured that they would be effective in all situations, which could result in a decrease in liquidity and our inability to meet member funding needs.

Changes in Regulatory Environment Could Negatively Impact our Ability to Do Business.

We could be materially adversely or positively affected by (1) the adoption of new laws, policies or regulations, (2) changes in existing laws, policies or regulations, such as approval of multi-district membership, including changes to their interpretations or applications by the Finance Board or as the result of judicial review that modify the present regulatory environment, or (3) the failure of certain rules or policies to change in the manner we anticipated at the time we established our own rules and policies. A significant example of this is the proposed Finance Board regulation seeking to increase our retained earnings and limit our excess stock. This proposed regulation, if adopted as proposed, would have a negative impact on our earnings and our ability to pay dividends. Changes that restrict the growth of our current business or prohibit the creation of new products or services could negatively impact our earnings. Further, the regulatory environment affecting members could be changed in a manner that would negatively impact their ability to own Class B Stock or take advantage of our products and services.

Changes in Federal Reserve Board Policy Statement on Payment System Risk Could Impact Debt Payments.

The Federal Reserve Board in September 2004 announced that, beginning in July 2006, it will require Federal Reserve Banks to release interest and principal payments on securities issued by GSEs and international organizations only when the issuer’s Federal Reserve account contains sufficient funds to cover these payments. The Federal Reserve Banks have been processing and posting these payments to depository institutions’ Federal Reserve accounts by 9:15 a.m. Eastern Time, the same posting time as for U.S. Treasury interest and principal payments, even if the issuer has not fully funded its payments. A Federal Industry Working Group on Payment Systems Risk Policy Changes has been established to identify market disruptions and help market participants determine and understand the new payment environment in order for system changes to be implemented and tested prior to the policy change effective date. The Federal Home Loan Banks and the Office of Finance are working collectively, and individually, to modify debt issuance and cash management practices to ensure a smooth transition to the new Federal Reserve policy. However, it is not possible to predict with certainty the actual effect the Federal Reserve policy change will have on the Federal Home Loan Banks, individually or collectively, until the implementation in July 2006. See the discussion at “Recent Accounting and Regulatory Developments – Federal Reserve Payment System Risk” herein.

Competition Could Negatively Impact Earnings, the Supply of Mortgage Loans for MPP, and Access to Funding.

We operate in a highly competitive environment. Demand for Advances is affected by, among other things, the cost of other available sources of liquidity for our members, including deposits. We compete with other suppliers of wholesale funding, both secured and unsecured. Such other suppliers may include investment banking concerns, commercial banks and, in certain circumstances, other Federal Home Loan Banks. Large institutions may also have independent access to the national and global credit markets. The availability of alternative funding sources to members can significantly influence the demand for Advances and can vary as a result of a variety of factors, including market conditions, members’ creditworthiness, and availability of collateral. Lower demand for Advances could negatively impact earnings by reducing interest income.

Likewise, the MPP is subject to significant competition. The most direct competition for purchases of mortgages comes from other buyers of conventional, conforming, fixed-rate mortgage loans, such as Fannie Mae and Freddie Mac. Increased competition can result in the acquisition of a smaller market share of the mortgages available for purchase and, therefore, lower income from this business segment. Further, due to certain tax regulations in Michigan, mortgage loans are often originated and held by institutions that are not members of the Bank but that may be affiliated with our members. As we can not purchase such loans directly from these affiliates, this impacts the supply of loans available to us that are fully available for purchase by many of our competitors.

We also compete with Fannie Mae, Freddie Mac, and other GSEs, as well as corporate, sovereign, and supranational entities for funds raised through the issuance of CO Bonds, Discount Notes, and other debt instruments. Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt costs to us or lesser amounts of debt issued at the same cost than otherwise would be the case. Although our supply of funds through issuance of COs has kept pace with our funding needs, there can be no assurance that this will continue.

Joint and Several Liability for Consolidated Obligations Could Negatively Impact Our Members.

We are jointly and severally liable with the other Federal Home Loan Banks for the COs issued on behalf of the Federal Home Loan Banks through the Office of Finance. We may not pay any dividends to members or redeem or repurchase any shares of our capital stock unless the principal and interest due on all COs have been paid in full. If another Federal Home Loan Bank were to default on its obligation to pay principal or interest on any COs, the Finance Board may allocate the outstanding liability among one or more of the remaining Federal Home Loan Banks on a pro rata basis or on any other basis the Finance Board may determine. As a result, our ability to pay dividends to our members or to redeem or repurchase shares of our capital stock could be affected not only by our own financial condition, but also by the financial condition of one or more of the other Federal Home Loan Banks. However, no Federal Home Loan Bank has ever defaulted on its debt obligations since the FHLB System was established in 1932.

Our Credit Rating Could be Lowered, Which Could Adversely Impact Our Cost of Funds.

In November 2003, S&P issued a report placing us on “negative outlook” for possible future downgrade, while retaining our AAA rating. The outlook change and rating affirmation reflect the change in our business profile, with increased activity in the MPP and its impact on our interest rate risk exposure. At the same time, Moody’s rating service reaffirmed our rating at the Aaa level. It is possible that either rating could be lowered at some point in the future, which might adversely affect our costs of doing business, including the cost of issuing debt. Our changing business profile, with growth in mortgage-based assets relative to Advances, exposes us to a higher level of interest rate risk. Our growth in fixed-rate mortgage loans acquired through MPP and additional investments in MBS requires prudent interest rate risk management. Our costs of doing business and ability to attract and retain members could also be adversely affected if the credit ratings of one or more other Federal Home Loan Banks are lowered, or if other Federal Home Loan Banks incur losses. Our costs of doing business and ability to attract and retain members could also be adversely affected if the credit ratings assigned to the COs, which remain AAA/Aaa, were lowered.

Finance Board regulations require all Federal Home Loan Banks to maintain not less than an AA rating. The following table shows the S&P and Moody’s ratings for each of the Federal Home Loan Banks:

Federal Home Loan Banks

Long Term Credit Ratings

As of December 31, 2005

	S&P		Moody’s
	Rating	Outlook	Rating	Outlook
Atlanta	AAA	Stable	Aaa	Stable
Boston	AAA	Stable	Aaa	Stable
Chicago	AA+	Negative	Aaa	Stable
Cincinnati	AAA	Stable	Aaa	Stable
Dallas	AAA	Negative	Aaa	Stable
Des Moines	AAA	Negative	Aaa	Stable
Indianapolis	AAA	Negative	Aaa	Stable
New York	AA+	Stable	Aaa	Stable
Pittsburgh	AAA	Negative	Aaa	Stable
San Francisco	AAA	Stable	Aaa	Stable
Seattle	AA+	Negative	Aaa	Stable
Topeka	AAA	Stable	Aaa	Stable

Circumstances Beyond Our Control Could Cause Unexpected Losses.

Operations risk is the risk of unexpected losses attributable to human error, systems failures, fraud, unenforceability of contracts, or inadequate internal controls and procedures. Although management has systems and procedures in place to address each of these risks, some operational risks are beyond our control, and the failure of other parties to adequately address their operational risks could adversely affect us.

Loss of One or More Large Customers Could Adversely Impact Us.

As of December 31, 2005, our top three Advances customers accounted for 43.7% of Advances, at par, and our top two MPP customers accounted for 73.9% of outstanding MPP assets, at par. The loss of any one of these customers could adversely impact our profitability and business prospects and the ability to achieve growth objectives. The loss of a large customer could result from a variety of factors, including acquisition, consolidation into an out-of-district institution, and the consolidation of charters within a bank holding company. Further, deterioration in the credit quality of any of these borrowers could have a significant impact on the Bank resulting in possible losses on Advances as well as decreased interest income on new Advances not made or mortgage loans not purchased.

Damage Caused by Natural Disasters or Acts of Terrorism Could Adversely Impact Us or Our Members.

Damage caused by natural disasters or acts of terrorism could adversely impact us or our members, leading to impairment of assets and/or potential loss exposure. Real property that could be damaged in these events may serve as collateral for Advances, or security for the mortgage loans we purchase from our members and the non-agency MBS securities we hold as investments. If this real property is not sufficiently insured to cover the damages that may occur, the member may have insufficient collateral to secure its Advances or the mortgage loan sold to us may be severely impaired in value.

ITEM 2. FINANCIAL INFORMATION.

The following table should be read in conjunction with the financial statements and related notes and the discussion set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included in this registration statement. The results of operations data for the three years ended December 31, 2005, 2004, and 2003, and the financial position data as of December 31, 2005, and 2004, are derived from the audited financial statements, as restated, included in this registration statement. The results of operations data for the years ended December 31, 2002, and 2001, and the financial position data as of December 31, 2003, 2002, and 2001, are derived from the audited financial statements, as restated, which are not included within this registration statement.

Selected Financial Data

($ amounts in thousands)

	As of and for the Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)	2002 (Restated)	2001 (Restated)
Statement of Condition (at period end)
Total assets	$48,091,921	$44,301,758	$44,900,920	$42,885,313	$36,493,680
Mortgage loans held for portfolio, net	9,540,145	7,761,767	7,433,231	5,410,341	394,771
Advances	25,813,862	25,231,074	28,924,713	28,943,725	26,399,141
Federal funds sold	4,655,000	3,280,000	1,067,000	1,029,000	3,096,000
Trading security	43,385	88,532	101,072	102,653	95,889
Available-for-sale securities	—	1,157,080	1,186,773	1,612,654	1,108,134
Held-to-maturity securities	6,819,879	6,068,145	5,725,820	5,537,294	4,826,294
Interest-bearing deposits	799,942	879,417	1,212,569	1,452,894	1,544,861
COs, net (1)	44,338,682	40,448,292	40,270,909	37,567,422	32,087,473
AHP	27,025	23,060	26,483	28,381	30,977
Payable to REFCORP	7,031	—	—	—	2,958
Mandatorily redeemable capital stock (2)	43,574	30,259	—	—	—
Capital Stock, Class B-1 putable (3)	2,156,426	2,016,931	1,918,150	—	—
Capital Stock, putable	—	—	—	1,956,239	1,740,588
Retained earnings	149,014	84,995	43,290	(21,140)	11,983
Total capital	2,303,233	2,143,491	2,027,469	2,023,301	1,762,929
Dividends paid in cash (3)	45,721	87	689	113,821	122,932
Dividends paid in stock (3)	42,746	88,685	69,374	—	—

Statement of Income
Net interest income before provision for credit losses on mortgage loans .	223,713	220,298	223,494	233,820	225,671
(Reversal) provision for credit losses on mortgage loans	—	(574)	309	259	—
Other income (loss)	24,955	(9,095)	(8,092)	(93,948)	(49,436)
Other expense	40,813	33,733	32,034	29,775	26,105
Income Before Assessments	207,855	178,044	183,059	109,838	150,130
AHP	17,125	14,639	14,943	8,966	11,570
REFCORP	38,146	32,668	33,623	20,174	26,032
Income before cumulative effect of change in accounting principle (2) (4)	152,584	130,737	134,493	80,698	112,528
Cumulative effect of change in accounting principle (2) (4)	—	(67)	—	—	(8,400)
Net income	152,584	130,670	134,493	80,698	104,128

Performance Ratios
Weighted average dividend rate , Capital Stock (5)	—	—	5.75%	6.06%	7.42%
Weighted average dividend rate, B-1 stock (5)	4.31%	4.56%	5.16%	—	—
Weighted average dividend rate, B-2 stock (5)	—	—	4.00%	—	—
Dividend payout ratio (6)	57.98%	67.94%	52.09%	141.05%	118.06%
Return on average equity	6.86%	6.25%	6.97%	4.15%	6.09%
Return on average assets	0.33%	0.29%	0.31%	0.20%	0.30%
Net interest margin (7)	0.49%	0.49%	0.51%	0.58%	0.66%
Total capital ratio (at period end) (8)	4.79%	4.84%	4.52%	4.72%	4.83%

(1)	The par amount of the outstanding COs for all 12 Federal Home Loan Banks was $937.5 billion, $869.2 billion, $759.5 billion, $680.7 billion, and $637.3 billion at December 31, 2005, 2004, 2003, 2002, and 2001, respectively.

(2)	We adopted SFAS 150 as of January 1, 2004, and reclassified $5.5 million of our outstanding capital stock to “mandatorily redeemable capital stock” in the liability section of the Statement of Condition. Upon adoption, we recorded estimated dividends earned as a part of the carrying value of the mandatorily redeemable capital stock. The difference between the prior carrying amount and the mandatorily redeemable capital stock of $67 thousand was recorded as a cumulative effect of a change in accounting principle in the Statement of Income. For the year ended December 31, 2004, we recorded $1.01 million of interest expense on mandatorily redeemable capital stock.
(3)	We adopted a capital plan effective January 2, 2003, which essentially changed the timing and method of the dividend payment. Under the new plan, the dividend is still paid quarterly, but is declared on the 10th business day of the month following the end of each quarter, rather than on the last day of the quarter as under the former capital structure.
(4)	We adopted SFAS 133 as of January 1, 2001, and recorded an $8.4 million net realized and unrealized loss on derivative and hedging activities. As of the adoption date, we reported the amount of net gain on the trading security of $2.2 million as a Cumulative effect of change in accounting principle. As restated, this amount has been reclassified to be included in Net gain (loss) on derivatives and hedging activities, a component of Other income (loss).
(5)	Weighted average dividend rates are dividends paid in cash and/or stock divided by the average of capital stock eligible for dividends.
(6)	The dividend payout ratio is calculated by dividing dividends paid in cash and stock by Net Income. The reduced dividend payout ratio in 2003 reflects the change in the timing of the dividend payment as a result of the new capital plan adopted in January 2003. Under the new plan, although the dividend is still paid quarterly, it is declared on the 10th business day of the month following the end of each quarter, rather than on the last day of the quarter as under the former capital structure. Also, implementation of the new capital plan in 2003 provided for a more permanent capital base to support the growth of credit and other products which has contributed to smaller dividend payout ratios. The dividend payout ratio has also been affected by the restatement.
(7)	Net interest margin is net interest income before mortgage loan loss provision as a percentage of average earning assets.
(8)	Total capital ratio is capital stock plus retained earnings and accumulated other comprehensive income as a percentage of total assets at year end.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Special Note Regarding Forward-looking Statements

Statements in this registration statement, including statements describing the objectives, projections, estimates or future predictions of the Bank may be “forward-looking statements.” These statements may use forward-looking terminology, such as “anticipates,” “believes,” “could,” “estimates,” “may,” “should,” “expects,” “will,” or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty and that actual results either could differ materially from those expressed or implied in these forward-looking statements or could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the following:

•	economic and market conditions

•	demand for our Advances resulting from changes in our members’ deposit flows and credit demands

•	changes in asset prepayment patterns

•	changes in or differing interpretations of the accounting rules

•	negative adjustments in FHLB System credit agency ratings that could adversely impact the marketability of our COs, products, or services

•	changes in our ability to raise capital market funding

•	volatility of market prices, rates, and indices that could affect the value of collateral we hold as security for the obligations of our members and counterparties

•	political events, including legislative, regulatory, or other developments, and judicial rulings that affect the Bank, our members, counterparties, and/or investors in the COs of the 12 Federal Home Loan Banks

•	competitive forces, including without limitation other sources of funding available to our members, other entities borrowing funds in the capital markets, and the ability to attract and retain skilled individuals

•	ability to develop and support technology and information systems, including the Internet, sufficient to manage effectively the risks of our business

•	changes in investor demand for COs and the terms of interest rate exchange agreements and similar agreements

•	membership changes

•	timing and volume of market activity

•	ability to introduce new products and services, and successfully manage the risks associated with those products and services, including new types of collateral securing Advances and securitizations

•	risk of loss arising from litigation filed against one or more of the Federal Home Loan Banks

•	risk of loss arising from natural disasters or acts of terrorism

•	inflation or deflation

•	costs associated with SOX compliance and 1934 Act reporting requirements.

Introduction

This management’s discussion and analysis of financial condition and results of operation is intended to provide investors with an understanding of our past performance, current financial condition, and future prospects. In order to do this, we will discuss and provide our analysis in the following sections.

•	Executive Summary;

•	Analysis of Financial Condition;

•	Results of Operations;

•	Liquidity and Capital Resources;

•	Critical Accounting Policies and Estimates;

•	Recent Accounting and Regulatory Developments; and

•	Risk Management.

Executive Summary

Overview

We are a regional wholesale bank that makes Advances (loans), purchases mortgages, and provides other financial services to our member financial institutions. All member financial institutions are required to purchase shares of our Class B Stock as a condition of membership. Our public policy mission is to facilitate and expand the availability of financing for housing and community lending. We seek to achieve this by providing services to our members in a safe, sound, and profitable manner, and by generating a competitive return on their capital investment.

We manage our business by grouping our products and services within two business segments.

•	Traditional Funding, Investments, and Deposit Products, which include credit services (such as Advances, letters of credit, and lines of credit), investments, and deposits; and

•	MPP, which consists of mortgage loans purchased from our members.

Our primary source of revenues is interest earned on:

•	Advances;

•	long- and short-term investments; and

•	mortgage loans acquired from members.

Our principal source of funding is the proceeds from the sale to the public of Federal Home Loan Bank debt instruments, called COs, which are the joint and several obligations of all 12 Federal Home Loan Banks. We obtain additional funds from deposits, other borrowings, and capital stock.

Our profitability is primarily determined by our ability to maintain a positive interest rate spread between the amount earned on our assets and the amount paid on our share of the COs. We use funding and hedging strategies to mitigate risk. The level of interest rates will impact the earnings on our capital balances. As a result, generally higher rates will tend to generate higher levels of earnings.

On July 29, 2004, the Finance Board issued a regulation requiring the 12 Federal Home Loan Banks to register their stock with the SEC. The Federal Home Loan Banks were each required to file a registration statement by June 30, 2005, with registration to be effective on or before August 29, 2005. Our registration statement was filed on June 30, 2005. However, we withdrew our registration statement on August 23, 2005, when we determined that our previously issued financial statements needed to be restated in order to make corrections in the way we applied SFAS 133. In addition to the issues discovered during our review of certain derivative instruments accounted for under SFAS 133, we changed our manner of assessing effectiveness for certain highly effective Advance and CO hedging relationships.

Analysis of Operating Results

Our overall prospects are dependent on economic growth trends to the extent that they influence our members’ demand for wholesale funding and sales of mortgage loans. Our members typically use wholesale funding, in the form of Advances, after they have exhausted their other sources of funding, such as retail deposits and excess liquidity. Also, members may sell mortgage loans to us as part of an overall business strategy. Periods of economic growth have led to significant use of wholesale funds by our members because businesses typically fund expansion by borrowing and/or reducing deposit balances. Conversely, slow economic growth tends to decrease our members’ wholesale borrowing activity. The stable pattern of 3.4% growth in gross domestic product has not significantly altered borrowing or mortgage sales activity levels. Member demand for Advances and the sale of mortgage loans is also influenced by the steepness of the yield curve.

Years Ended December 31, 2005, and 2004

Total assets increased by 8.6% during 2005 to $48.1 billion, up from $44.3 billion at December 31, 2004, mainly due to increases in mortgages outstanding under the MPP, Federal funds sold and Advances.

Total mortgages outstanding under the MPP increased $1.8 billion to $9.5 billion at December 31, 2005, mainly because of the amendment, effective September 7, 2004, of the activity-based stock requirement from 3% to 0% for the next $3 billion of mortgages purchased through the MPP. On June 16, 2005, our board approved the continuance of the 0% activity-based stock requirement for up to the next $1 billion of MPP assets purchased on or after July 1, 2005. In November 2005, the board approved the reduction of the stock purchase requirement to 0% at all times subject to certain limits set by the board, to be reviewed annually. Members, however, have the option to purchase stock at the original 3% level if they choose to do so. In evaluating the appropriateness of a reduction of the member stock requirement for MPP, the board considered the Bank’s capital ratio, potential changes in the amount of capital, and anticipated balance sheet growth.

Federal funds sold increased by $1.4 billion to $4.7 billion at December 31, 2005, from $3.3 billion at December 31, 2004, in order to utilize capital capacity and take advantage of investment opportunities.

Advances at par increased $1.0 billion from December 31, 2004, to $25.9 billion at December 31, 2005, primarily because of increased usage of fixed-rate bullet Advances as members locked in rates in response to recent economic conditions. After adjustments under SFAS 133, total Advances outstanding were $25.8 billion at the end of 2005, compared to $25.2 billion at the end of 2004.

During the second quarter of 2005, the Product Development and Review Committee approved two new types of Advances, the monthly amortizing Advance and fed funds floater, which were made available to members in July.

Net interest income for 2005 was $223.7 million compared to $220.3 million for 2004. This increase is primarily due to the positive impact of rising interest rates on the investment of our net capital. Overall, Net Income was $152.6 million for 2005, and $130.7 million for 2004. The increase in Net Income is primarily due to the realized gain of $19.6 million on the sale of our available-for-sale portfolio and an increase of $13.2 million in our Net gain (loss) on derivatives and hedging activities. A more detailed discussion of these changes in Net Income can be found in “Results of Operations for the Years Ended December 31, 2005 and 2004” herein.

We declared a cash dividend on our B-1 stock of 4.75% in the first quarter of 2006. During 2005, retained earnings increased by approximately $64.0 million compared to December 31, 2004, bringing our level of retained earnings to $149.0 million.

During the third quarter of 2005, the Gulf Coast and southern Atlantic coast regions of the United States experienced substantial damage from a number of severe storms, the most significant of which was Hurricane Katrina. A more detailed discussion of the potential effect of these severe storms on our results can be found in “Risk Management” herein.

Years Ended December 31, 2004, and 2003

Our assets declined slightly in 2004 due to our decision to increase the pricing of our lowest margin Advances. Total assets at December 31, 2004, were $44.3 billion, compared to $44.9 billion at December 31, 2003. The decrease in total assets in 2004 was primarily attributable to a lower level of Advances, partially offset by increases in federal funds sold and investments.

During 2004, Advances decreased by $3.7 billion to end the year at $25.2 billion, compared to $28.9 billion at December 31, 2003. The number of outstanding Advances at December 31, 2004, increased 6.1% over 2003. The decrease in outstanding Advances is largely attributable to significant declines in borrowings by a small number of large borrowers. Much of this decrease was in low-margin Advances and also helped to reduce the concentration of our Advances portfolio. While the dollar amount of outstanding Advances declined in 2004, the number of outstanding Advances continued to increase as more of our smaller community institutions actively used our Advances programs. Also, we have experienced increased usage by new members and first-time borrowers.

Total mortgages outstanding for the MPP were $7.8 billion at December 31, 2004, compared to $7.4 billion at December 31, 2003. Outstanding balances among 54 of our participants increased during the year. As of December 31, 2004, 95 members had been approved to participate in MPP, compared to 66 at the end of 2003. These three factors indicate a steadily growing interest in MPP. The availability of mortgage loans to purchase through our MPP program was significantly impacted by the level of interest rates and our activity-based stock requirement. For a description of activity-based stock requirements, see “Item 11. Description of Registrant’s Securities to be Registered.” Our original stock requirement was 3% of the outstanding principal balance of mortgage loans. In late 2004, our board reduced the activity-based stock requirement from 3% to 0% effective for the next $3.0 billion of mortgages purchased. At December 31, 2004, $1.1 billion in mortgage loans was purchased under this 0% stock requirement. Additional changes were made to this requirement in 2005. See the discussion at “Years Ended December 31, 2005 and 2004.”

Net interest income after mortgage loan loss provision for 2004 was $220.9 million, compared to $223.2 million for 2003. The decrease of $2.3 million from 2003 to 2004 was primarily due to higher carrying costs for our available-for-sale portfolio. These securities were hedged with derivatives. Higher earnings on the floating/receive side of these derivatives, a component of Net realized and unrealized gains (losses) on derivatives and hedging activities, offset the higher carrying costs. The higher carrying costs were also partially offset by prepayment fees on fixed-rate Advances and Advances with embedded options.

Overall, Net Income for 2004 was $130.7 million, compared to $134.5 million for 2003. The decrease of $3.8 million from 2003 to 2004 was primarily due to reduced income from service fees resulting from the sale of portions of our check-processing operations to a third party and increased operating expenses.

Our capital-to-asset ratio was 4.84% at December 31, 2004 and 4.52% at December 31, 2003, both above the 4.16% required by our RMP and the 4.00% required by Finance Board regulation.

As of December 31, 2004, we had 438 members, compared to 440 at the end of 2003. The slight decrease in 2004 was primarily caused by merger activity in our district, which resulted in 18 members being lost due to this activity. During the same period, 16 new members were added.

Our board formally adopted a retained earnings policy in 2004 in response to guidance received from the Finance Board. Prior to 2004, we did not have a formal retained earnings policy, but the level of retained earnings was considered by our board whenever dividends were declared. See “Analysis of Financial Condition – Retained Earnings” herein.

Outlook

The Economy and the Financial Services Industry. We believe that the outlook for the overall U.S. economy is generally positive as evidenced by the 3.3% gross domestic product growth estimate for 2006 by the National Association for Business Economics. Although the nation has experienced strong productivity gains in the years following the 2001 recession, the decline of manufacturing has muted the economic growth in Indiana and Michigan.

Residential housing and consumer spending were strengthened by the lower mortgage rates (and payments) obtained during the refinancing booms over the past few years, but are currently being weakened by growing energy costs. Federal funds rates increased by 325 basis points to 4.25% during the 19 month period ended December 31, 2005, while long-term interest rates remained relatively stable. The Mortgage Bankers Association expects the 30-year fixed rate for mortgages to increase to 6.5% for 2006. A moderate decline in mortgage originations to $2.2 trillion is anticipated by the Mortgage Bankers Association.

Outlook for Results of Operations. We expect our financial performance to continue to generate competitive returns for member stockholders across a wide range of business, financial, and economic environments. We believe credit risk, liquidity risk, and operational risk will not materially affect earnings.

Our current expectation is for Advances to large customers to decline while Advances to other customers are expected to increase. The overall balance of Advances is likely to decline.

If certain large customers are acquired by out-of-district institutions and the charters of those customers are consolidated into out-of-district charters, we are likely to have a significant decline in Advance balances, as well as a reduced customer base for MPP. This same effect could occur if the charter of a current customer is consolidated into the charter of an out-of-district institution that is within the same holding company.

We expect MPP to continue to grow moderately during 2006. Our greatest challenge in this area will be the long-term capitalization of these assets. Our largest MPP customers are resistant to stock requirements for these sales; therefore, we will continue to balance the growth in this product against the prudent use of excess capital stock to support the holding of these assets. In November 2005, our board approved the reduction of the stock purchase requirement to 0% at all times subject to certain limits set by the board, to be reviewed annually. Members, however, have the option to purchase stock at the original 3% level if they choose to do so.

The securitization of MPP assets is another tool that may be used to address the capital and interest rate risk issues that expansion of the MPP poses. We are actively exploring options in this area, but there can be no certainty that we will ultimately be able to profitably securitize MPP. Further, the ability to securitize these assets may require changes in laws or regulations.

During the third quarter of 2005, National City Corporation announced preliminary plans to consolidate six of its subsidiary banks under a single national bank charter by mid-2006. On January 25, 2006, Irwin Financial Corporation, the holding company for our member Irwin Union Bank, announced plans to consider strategic alternatives for its mortgage business, including the possible sale of Irwin Mortgage Corporation. On February 3, 2006, Sky Financial Group, Inc. announced plans to acquire member Union Federal Bank. Its parent, Waterfield Mortgage Co. Inc., is being acquired in a separate transaction by American Home Mortgage Corporation. Once, and if, these transactions are finalized, we will be unable to transact new Advances or purchase mortgages from the successor institutions, unless in each case, a member bank charter or a mortgage company having an affiliation with a member bank charter remains in our Bank’s District of Indiana or Michigan.

One factor that impacts our earnings is the level of market interest rates. As rates fluctuate, the yield on our earning assets also fluctuates. Our assets do not reprice immediately. Therefore, there tends to be a lag between changes in market rates and changes in the yield of our earning assets. Since our capital balances are invested in our earning assets, earnings are impacted by these market fluctuations. A variety of other factors also impact earnings, return on equity, and net interest margin. These include, but are not limited to, spreads, fee income, operating expenses, and prepayment fees. See “Results of Operations” herein for a detailed discussion of these factors.

Although we constantly manage our interest rate risk, unfavorable interest rate scenarios pose significant challenges. One unfavorable interest rate scenario is a sharp and lasting increase in short-term interest rates combined with a relatively flat or inverted yield curve. This scenario could decrease the ROE spread to short-term market interest rates, as well as our overall spread, because the benefit from our modest amount of short-term funding would dissipate and slower mortgage prepayment speeds would reduce the amount of available reinvestment of mortgage assets into the higher interest rate environment.

A second unfavorable scenario is a sharp reduction in long-term interest rates. This scenario could decrease the ROE spread because faster mortgage prepayment speeds would require us to reinvest mortgage assets at lower interest rates, and we would have to accelerate our recognition of mortgage net premiums and concessions on callable CO Bonds in accordance with SFAS 91.

We do not currently anticipate any major changes in our balance sheet structure, except for expansion of the MPP, which would significantly increase earnings sensitivity to changes in the market environment. Besides having embedded prepayment options and basis risk exposure, which both increase our market risk and earnings volatility, application of SFAS 91 could increase the likelihood of greater earnings volatility. See “Critical Accounting Policies and Estimates – Provisions for Credit Losses” herein.

Aggressive FHLB System-wide expansion of mortgage acquisition programs could lower the credit ratings from Moody’s and S&P on the FHLB System’s COs, and therefore raise the cost of our debt securities, resulting in lower overall profitability and/or higher Advance rates. Another factor that could negatively impact the FHLB System’s COs is statutory change that reduces the value of our status as a GSE.

In the future, we may engage in various hedging strategies, including macro-based hedges, using derivatives transactions to assist in mitigating the greater volatility of economic earnings and equity market value that is likely to result from growth in the MPP. While we would expect that hedging with derivatives would reduce market risk and economic earnings volatility, application of SFAS 133 to account for the derivatives could increase earnings volatility as measured by GAAP.

We strive to maintain our relatively low operating expense ratios without sacrificing adequate systems, support, and staffing. Operating expenses are expected to increase due to additional resources needed to manage the risks and operating components of MPP growth and due to required enhancements to our financial reporting and controls which include becoming compliant with SOX, registering our capital stock with the SEC, under the 1934 Act and updating and improving our use of computer system technologies. These increases, while significant, should not materially affect financial performance.

Analysis of Financial Condition

Advances

Advances at par increased by $1.0 billion or 3.9% during 2005 to $25.9 billion, compared to $24.9 billion at December 31, 2004. This increase was primarily due to increases in fixed-rate bullet Advances, as members have locked in rates in response to recent economic conditions. Fixed-rate bullet Advances comprised 59.0% of our Advances portfolio at December 31, 2005, compared to 53.1% at December 31, 2004. Variable rate Advances, which comprised 10.1% of our Advances portfolio at December 31, 2005, compared to 7.6% at December 31, 2004, increased as well as a result of members’ increased liquidity needs.

During 2004, Advances at par decreased $3.1 billion to end the year at $24.9 billion, compared to $28.0 billion at December 31, 2003. Economic conditions had a mixed impact on Advances in 2004, as many institutions used the Advances program to fund increasing loan demand, while some institutions took the opportunity to restructure debt and prepay longer term fixed-rate Advances.

As a result, the composition of the Advances portfolio shifted slightly during 2004. Putable Advances decreased $1.7 billion during 2004, declining from 26.1% of the Advances portfolio to 22.4%, and adjustable-rate Advances decreased $1.2 billion, declining from 14.5% of the portfolio to 11.5%. The adjustable-rate Advances are tied to the following indices: three-month LIBOR, one-month LIBOR, our one-year CIP rate, our one-month CIP rate, our overnight CIP rate, our six-month CIP rate, or the prime rate. Our CIP rate is equal to our cost of funding plus reasonable administrative costs. Fixed-rate bullet Advances decreased during the year by $0.8 billion, but increased as a percentage of the portfolio, from 50.3% to 53.1%. Amortizing Advances and overnight variable Advances increased in 2004 by $0.2 billion and $0.5 billion, respectively.

In 2004, prepayments of Advances increased significantly versus 2003 from $0.7 billion in principal to $2.6 billion. While the balance of outstanding Advances declined in 2004, the number of outstanding Advances continued to increase as more of the smaller community member institutions are actively using our Advances program. Also, we have experienced increased usage by new members and first-time borrowers. The number of outstanding Advances at December 31, 2004, increased 6.1% over 2003.

Investments

The following table provides balances at December 31, 2005, December 31, 2004, and December 31, 2003, for our long-term investments, interest-bearing deposits, and federal funds sold.

Composition of Investments

($ amounts in thousands, at carrying value)

	December 31,
	2005 Amount	%	2004 Amount	%	2003 Amount	%
U.S. government and federal agencies-guaranteed	$72,253	0.6%	$110,468	1.0%	$49,476	0.6%
State or local housing authority	13,585	0.1%	20,195	0.2%	27,410	0.3%
Other bonds, notes and debentures (including GSEs)

GSEs	—	—	922,181	8.3%	943,305	11.3%
Other Federal Home Loan Bank bonds	—	—	234,899	2.1%	243,468	2.9%
MBS and ABS

GSEs	1,075,397	8.6%	1,082,670	9.8%	572,977	6.9%
Non-federal agency residential and commercial	5,702,029	45.9%	4,943,344	44.5%	5,177,029	62.3%

Other bonds, notes and debentures (including GSEs)	6,777,426	54.5%	7,183,094	64.7%	6,936,779	83.4%

Total investment securities	6,863,264	55.2%	$7,313,757	65.9%	$7,013,665	84.3%

Interest-bearing deposits	914,312	7.4%	510,645	4.6%	242,511	2.9%
Federal funds sold	4,655,000	37.4%	3,280,000	29.5%	1,067,000	12.8%

Total investments	$12,432,576	100.0%	$11,104,402	100.0%	$8,323,176	100.0%

As of December 31, 2004, we held $235 million of COs in the available-for-sale portfolio that were issued by other Federal Home Loan Banks. The COs were sold in the third quarter of 2005. These COs were hedged with interest rate swaps to synthetically create LIBOR-based floating-rate assets. Generally, the net yield of these instruments, including their associated interest rate swaps, was higher than our cost of funding the purchase. These hedged CO purchases were transacted to absorb excess liquidity, leverage capital, and enhance profitability. At certain times, the net hedged return of these securities was substantially above our short-term cost of funds. This is a function of the spread to the term swap curve of term COs relative to the cost of issuing discount notes or swapped CO debt with a different maturity or optionality. This resulted in an opportunity to profitably hold these securities. Since they were held in our available-for-sale portfolio, they provided incremental liquidity for the Bank. Additionally, these assets allowed us to utilize the capital of the Bank when Advance demand was weak. As previously noted, these investments were typically funded with the proceeds of COs that may have been issued subsequent to the purchase of the security (i.e., sequential issuance of short-term Discount Notes) or contemporaneously, but with different terms. At December 31, 2004, we owned three of these securities; two that were issued by the Federal Home Loan Bank of Seattle in 1997, and one that was issued by the Federal Home Loan Banks of Atlanta and Dallas in 1999.

All of these COs were purchased prior to March 30, 2005, through security dealers, and were not directly placed or purchased from another Federal Home Loan Bank. Certain of these COs were purchased as primary offerings. The Finance Board issued a regulatory interpretation, dated March 30, 2005, that addresses the permissibility of directly purchasing from the Office of Finance or an initial underwriter COs issued by other Federal Home Loan Banks. No additional purchases of COs that have been issued by other Federal Home Loan Banks are currently planned, except to the extent necessary to meet emergency needs for liquidity as a result of the implementation of changes in the Federal Reserve Board’s payment schedule. See “RISK FACTORS – Changes in Federal Reserve Board Policy Statement on Payment System Risk Could Impact Debt Payments” herein.

At December 31, 2005, our long-term investment portfolio totaled $6.9 billion, compared to $7.3 billion and $7.0 billion at December 31, 2004, and December 31, 2003, respectively. It includes securities that are classified for balance sheet purposes as either held-to-maturity, available-for-sale, or trading as set forth in the table below.

Investment Portfolio

($ amounts in thousands, at carrying value)

	December 31,
	2005 Amount	%	2004 Amount	%	2003 Amount	%
Held-to-maturity securities	$6,819,879	54.9%	$6,068,145	54.6%	$5,725,820	68.9%
Available-for-sale securities	—	—	1,157,080	10.4%	1,186,773	14.2%
Trading security	43,385	0.3%	88,532	0.8%	101,072	1.2%

Total investment securities	6,863,264	55.2%	7,313,757	65.8%	7,013,665	84.3%

Interest-bearing deposits	914,312	7.4%	510,645	4.6%	242,511	2.9%
Federal funds sold	4,655,000	37.4%	3,280,000	29.6%	1,067,000	12.8%

Total investments	$12,432,576	100.0%	$11,104,402	100.0%	$8,323,176	100.0%

Long-term Investment Securities. At December 31, 2005, all of our holdings of privately issued MBS retained the highest investment grade rating.

As of December 31, 2005, the carrying value and yield of held-to-maturity securities by contractual maturity are shown below. Expected maturities and the related interest yield of some securities and MBS will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

Held-to-Maturity Securities

Redemption and Yields

($ amounts in thousands)

	As of December 31, 2005
Year of Maturity	Carrying Value	Yield
Mortgage-backed and asset-backed securities
U.S. government and federal agencies
Due in one year or less	—	—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	$72,253	4.99%

Subtotal	72,253	4.99%

Other bonds, notes, & debentures (including GSEs)
Due in one year or less	—	—
Due after one year through five years	10,760	6.40%
Due after five years through ten years	—	—
Due after ten years(1)	6,723,281	4.52%

Subtotal	6,734,041	4.52%

Total MBS	6,806,294	4.52%

Non-MBS
State or local housing authority
Due in one year or less	—	—
Due after one year through five years	2,420	6.33%
Due after five years through ten years	—	—
Due after ten years	11,165	6.64%

Subtotal	13,585	6.58%

Total held-to-maturity	$6,819,879	4.53%

(1)	This includes $80.9 million and $703.1 million MBS purchased and outstanding from ABN AMRO Mortgage Corporation and Wells Fargo Mortgage Backed Securities Trust, respectively, both of whom are affiliates of members or former members who still own capital stock in our Bank. These amounts of MBS represent 11.5% of the held-to-maturity portfolio and 6.3% of the investment portfolio as of December 31, 2005.

As of December 31, 2005, we held securities classified as held-to-maturity from the following issuers with a carrying value greater than 10% of our capital.

Issuers with a Carrying Value Greater than 10% of Capital

As of December 31, 2005

($ amounts in thousands)

Name of Issuer	Carrying Value	Market Value
Washington Mutual	$1,319,327	$1,296,768
GSR Mortgage Loan Trust	1,106,358	1,081,127
Freddie Mac	713,739	694,545
Wells Fargo Mortgage Backed Securities Trust(1)	703,063	691,300
Countrywide Home Loans	617,953	594,045
Fannie Mae	361,658	345,979
Structured Assets Securities Corporation	280,008	271,033
CS First Boston Mortgage Securities Corporation	265,810	259,378

Total	$5,367,916	$5,234,175

(1)	Includes MBS securities purchased from this affiliate of a former member of our Bank. The total carrying value outstanding represents 10.3% of the MBS portfolio and 5.7% of the investment portfolio as of December 31, 2005.

There were no available-for-sale investment securities outstanding as of December 31, 2005. During the first nine months of 2005, our entire available-for-sale portfolio was sold, and the derivatives hedging these investments were terminated. See Note 1 of our Audited Financial Statements for a description of the accounting issues related to these investments.

As of December 31, 2005, the carrying value and yield of the mortgage-backed security classified as a trading security by contractual maturity is shown below. The expected maturity and the related interest yield of this mortgage-backed security will differ from the contractual maturity because the borrower may have the right to call or prepay the obligation with or without call or prepayment fees.

Trading Security

Redemption and Yields

($ amounts in thousands)

	As of December 31, 2005
Year of Maturity	Carrying Value	Coupon
Mortgage-backed security
Other bonds, notes, & debentures
Due in one year or less	—
Due after one year through five years	—
Due after five years through ten years	—
Due after ten years	$43,385	7.09%
Total	$43,385	7.09%

The yield on the trading security excludes the effect of the associated interest rate exchange agreement as the net settlement associated with this agreement is recorded in Other income (loss) in the Statement of Income. Including the effect of this interest rate exchange agreement, the average yield on the trading security was 4.55% at December 31, 2005.

The security that we have classified as trading is part of an economic hedge that was implemented with an offsetting interest rate swap. The securities that were classified as available-for-sale were also part of economic hedges that were implemented with offsetting interest rate swaps. Under SFAS 133, certain of our available-for-sale securities received fair value hedge accounting treatment.

In accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”), the entire change in fair value of our available-for-sale securities was reported in Accumulated other comprehensive income (loss) as a Net unrealized gain (loss) on available-for-sale securities. The change in fair value of our available-for-sale securities was dependent upon changes in interest rates and market spread relationships. In accordance with SFAS 133, for those hedged securities that were designated as available-for-sale and that qualified as being in a fair value hedging relationship, we reclassified the portion of the change in fair value attributable to the risk being hedged (interest rate risk) from Accumulated other comprehensive income to earnings. The portion of the change in fair value attributable to the risk being hedged was reported in the Statement of Income in Net gain (loss) on derivatives and hedging activities together with the related change in fair value of the associated interest rate exchange agreement.

As part of the restatement, it was determined that certain available-for-sale securities that had been classified as being in fair value hedging relationships were not eligible for hedge accounting treatment. For these securities, the change in fair value is still reported in Accumulated other comprehensive income as a Net unrealized gain (loss) on available-for-sale securities; however, the change in value of the associated economic hedging instruments is reported in Net gain (loss) on derivatives and hedging activities. As restated, the effect of reporting fair value changes for these securities in Accumulated other comprehensive income and reporting fair value changes for the associated economic hedging instruments as a component of Other income (loss), is to create substantial inter-period volatility in Net Income.

Also, as part of the restatement for these securities, the net interest payments and receipts (net settlements) on the associated hedging instruments previously included in Interest income from available-for-sale securities are now an additional component of Other income in Net gain (loss) on derivatives and hedging activities. Although this reclassification had no impact on Net Income for any of the periods presented, the adjustment resulted in an increase to Net interest income of $13.8 million, $36.8 million, and $38.8 million for the years ended December 31, 2005, 2004, and 2003, respectively, with a corresponding decrease in Other income. See additional information regarding the impact of net settlements on associated economic hedges in the table “Components of Net Gain (Loss) on Derivatives and Hedging Activities” in “Other Income” herein.

For the security that has been designated as trading, we record the entire change in its fair value in the Statement of Income through Net gain (loss) on trading security in accordance with the provisions of SFAS 115. In accordance with SFAS 133, the change in the fair value of the interest rate exchange agreement associated with the trading security is reported in the Statement of Income through Net gain (loss) on derivatives and hedging activities. As a result, while not in an SFAS 133 hedging relationship, some offset does occur for our trading security and its associated (designated) derivative by virtue of the accounting prescribed by both SFAS 115 and SFAS 133.

Short-term Investments. As of December 31, 2005, short-term investments, which are comprised of interest-bearing deposits and federal funds sold, totaled $5.6 billion, an increase of $1.8 billion from December 31, 2004, primarily due to an increase of $1.4 billion in Federal funds sold in order to utilize capital capacity and take advantage of investment opportunities. Our short-term investments totaled $3.8 billion at December 31, 2004, and $1.3 billion at December 31, 2003. These short-term investments provide efficient utilization of capital and enhanced liquidity. In 2004, balance sheet capacity increased due to additions to capital stock and decreases in Advances balances. This increased capacity, combined with market opportunities, allowed us to purchase additional short-term investments.

Mortgage Loans, Net

We purchase mortgage loans from our members through our MPP. At December 31, 2005, after considering the effects of premiums, discounts, SFAS 133 basis adjustments, and allowances for credit losses on mortgage loans, we held $9.5 billion in mortgage loans purchased from our members, compared to $7.8 billion at December 31, 2004, and $7.4 billion at December 31, 2003. Purchases of new loans in the MPP slowed in 2004 due to the level of interest rates and our activity-based stock ownership requirement for member sales. Our original stock purchase requirement called for 3% of the outstanding principal balance of mortgage loans sold to be held in capital stock for each member that sold mortgage loans to us. During 2004, our board reduced the capital stock requirement to 0% for up to the next $3 billion in MPP purchases, and, by December 31, 2004, $1.1 billion of mortgage loans were purchased or committed to under this reduced capital stock requirement. The increase of $1.8 billion in mortgage loans outstanding at December 31, 2005 was mainly due to this amendment to the activity-based stock requirement. On June 16, 2005, our board approved the continuance of the 0% activity-based stock requirement for up to the next $1 billion of MPP loans purchased on or after July 1, 2005. In November 2005, the board approved the reduction of the stock purchase requirement to 0% at all times subject to certain limits set by the board, to be reviewed annually. Members, however, have the option to purchase stock at the original 3% level if they choose to do so. In evaluating the appropriateness of a reduction of the member stock requirement for MPP, the board considered the Bank’s capital ratio, potential changes in the amount of capital, and anticipated balance sheet growth. Some of the other factors that impact the volume of mortgage loans purchased through the MPP include the general level of housing activity in the U.S., the level of refinancing activity, and consumer product preferences.

Purchased mortgage loans were comprised of $9.5 billion unpaid principal balances outstanding, $19.4 million of deferred net premiums, and $33.0 million of basis adjustments from terminated fair value hedges, and loan commitments funded at December 31, 2005; $7.7 billion unpaid principal balances outstanding, $29.8 million of deferred net premiums, and $26.5 million of basis adjustments from terminated fair value hedges and loan commitments funded at December 31, 2004; and $7.4 billion unpaid principal balances outstanding, $25.2 million of deferred net premiums, and $30.5 million of basis adjustments from terminated fair value hedges and loan commitments funded at December 31, 2003. Earnings are impacted by the amount of unpaid principal balance, the amount of net premiums and basis adjustments, and the term over which these amounts are amortized. Amortization speeds are dependent on both actual principal payments (including prepayments) and projections of future principal payments. As mortgage rates decrease, borrowers have more incentive to prepay their mortgages, which results in higher estimated prepayment speeds. Such higher prepayment speeds result in acceleration of the premium and basis adjustment because the amortization term is shortened. The inverse occurs in an increasing interest rate environment.

At December 31, 2005, there were $22.6 million of mandatory delivery contracts outstanding, compared to $204 million at the end of 2004, and $25.1 million at the end of 2003. A mandatory delivery contract is a legal commitment we make to purchase, and a PFI makes to deliver, a specified unpaid principal amount of mortgage loans in the future, with a forward settlement date, at a specified range of mortgage note rates and prices. Mandatory delivery contracts are considered derivatives and only their fair values are included as either derivative assets or derivative liabilities on the Statement of Condition until their loans settle. The sum of unpaid principal and mandatory delivery contracts represents our exposure to market risk in the MPP and the amount of loans that PFIs have sold or have committed to sell to us.

For the year ending December 31, 2005, we purchased $3.3 billion in principal amount of new loans. Total principal repayments during the period were $1.5 billion. In 2004, we purchased $1.9 billion in principal amount of new loans. In the same period, total principal repayments were $1.6 billion, which reflected a slower rate of repayment than for 2003. Although the repayment rate decreased in 2004, it was still relatively high from a historical perspective due to the continued relatively low level of interest rates on fixed-rate residential mortgage loans. Over the past two years, most repayments represent prepayment of principal, not scheduled amortization of the loans.

Deposits

Demand and overnight deposits were $799.9 million at December 31, 2005, compared to $879.4 million at December 31, 2004, and $1.2 billion at December 31, 2003. These deposits represent a relatively small portion of our funding, and they vary depending upon market factors, such as the attractiveness of our deposit pricing relative to the rates available on alternative money market instruments, members’ investment preferences with respect to the maturity of their investments, and member liquidity.

Consolidated Obligations

At December 31, 2005, the carrying values of CO Bonds and Discount Notes issued on our behalf totaled $35.0 billion and $9.4 billion, respectively. At December 31, 2004, the carrying values of CO Bonds and Discount Notes issued on our behalf totaled $29.8 billion and $10.6 billion, respectively, compared to $29.8 billion and $10.4 billion at December 31, 2003. The par value of our outstanding CO Bonds was $35.2 billion at December 31, 2005, compared to $29.9 billion at December 31, 2004, and $29.8 billion at December 31, 2003.

The following table presents the composition of our outstanding CO Bonds at December 31, 2005, December 31, 2004, and December 31, 2003.

Composition of Consolidated Obligations Bonds

($ amounts in millions, at par)

	December 31,
	2005 Amount	%	2004 Amount	%	2003 Amount	%
Fixed rate	$29,415	84%	$24,264	81%	$25,426	85%
Step-up	4,978	14%	4,690	16%	3,115	10%
Single-indexed floating rate	130	0%	340	1%	470	2%
Fixed that converts to variable	425	1%	475	2%	255	1%
Variable that converts to fixed	225	1%	110	0%	490	2%
Range	47	0%	47	0%	92	0%

Total, at par	$35,220	100%	$29,926	100%	$29,848	100%

Consistent with our risk management philosophy, we use interest rate exchange agreements to convert many of our fixed-rate COs to floating rate instruments that periodically reset to an index such as three-month LIBOR. As has been the case for the last several years, a majority of our COs that were issued and swapped to LIBOR in 2005, 2004 and 2003 were callable bonds. Callable bonds provide us with the right to redeem the instrument on predetermined call dates in the future. When we synthetically swap callable COs to LIBOR, we sell an option to the interest rate swap counterparty that mirrors the option we own to call the bond. If market interest rates decline, the swap counterparty will generally cancel the interest rate swap, and we will then typically call the CO Bond. Conversely, if market interest rates increase, the swap counterparty generally elects to keep the interest rate swap outstanding, and we will then elect not to call the CO Bond. With the continued low and generally declining market interest rates in 2002, 2003, and early 2004, we called a significant number of our callable bonds and replaced a large portion of them with new callable bonds. Rate changes later in 2004 and during 2005 have led to a significant decrease in the number of CO Bonds called.

During 2004 and 2005, the impact of the Federal Open Market Committee’s rate increases on the term structure of interest rates resulted in an increase in the short end of the curve. Our ability to fund our asset positions through the various CO debt issuance programs was not adversely impacted by market conditions in 2004 or 2005. In the future, the cost of debt raised in this manner will depend on several factors, including the direction and level of market interest rates, competition from other issuers of agency debt, changes in the investment preferences of potential buyers of agency debt securities, pricing in the interest rate swap market, and other technical market factors.

Derivatives

As of December 31, 2005, December 31, 2004, and December 31, 2003, we had derivative assets with market values of $97.1 million, $1.7 million, and $5.8 million, respectively, and derivative liabilities with market values of $193.4 million, $494 million, and $1.080 billion, respectively. These differences reflect the impact of interest rate changes that affected the market value of our derivatives and swap terminations. We record all derivative financial instruments on the Statement of Condition at their fair value with changes in the fair value of all derivatives recorded through earnings.

The principal derivative instruments we use are interest-rate swaps and to-be-announced mortgage hedges (“TBAs”). We classify interest-rate swaps as derivative assets or liabilities according to the net fair value of the interest-rate swaps with each counterparty. Because these swaps are covered by a master netting agreement (a), if the net fair value of the interest-rate swaps with a counterparty is positive, it is classified as an asset; and (b), if the net fair value of the interest-rate swaps with a counterparty is negative, it is classified as a liability. TBAs, which are not covered by a master netting agreement, are recorded as a derivative asset or liability as required by SFAS 133 based upon fair value. Increases and decreases in the fair value of each of these instruments are primarily caused by market changes in the derivative’s underlying interest rate index. For additional information, see “Item 2. Financial Information – Management’s Discussion and Analysis – Risk Management.”

Capital

Total capital increased to $2.303 billion at December 31, 2005, compared to $2.143 billion at December 31, 2004, and $2.027 billion at December 31, 2003. The increase of $160 million during 2005 was primarily due to the increase in Capital stock of $139 million, which was primarily caused by increased activity-based and new member stock acquisitions and by our decision to pay first and second quarter dividends in stock instead of cash. Capital also increased due to the increase in Retained earnings, discussed below, of $64.0 million. These increases were partially offset by a decrease of $43.8 million in Net unrealized gain on available-for-sale securities as a result of the sale of our available-for-sale portfolio.

The $116 million increase in 2004 was primarily due to the increase in capital stock of $99 million, which was primarily caused by our decision to pay dividends in stock instead of cash, and from increased activity-based and new member stock acquisitions. Capital also increased due to the increase in Retained earnings, discussed below, of $42 million, as well as the decrease in Net unrealized gain (loss) on available-for-sale securities of ($23) million recorded in Accumulated other comprehensive income.

Except for a cash dividend payment in 2003 prior to the implementation of our new capital plan, substantially all dividends paid in the first and second quarters of 2005, and all of 2004 and 2003 were paid in stock, allowing us to increase our capital base to support the growth of our business. Under our board’s policy, members are allowed to request that we repurchase these stock dividends, at our board’s discretion, thus providing the member with cash instead of stock. During the second quarter of 2005, $21.6 million in stock dividends including stock dividends on mandatorily redeemable capital stock, were paid to members, of which $8.0 million was immediately repurchased, with $13.6 million still outstanding. During the first quarter of 2005, $21.7 million in stock dividends were paid to members, of which $8.1 million was immediately repurchased, with $13.6 million still outstanding. During 2004, $90 million in stock dividends were paid to members, of which $33 million was immediately repurchased, with $57 million still outstanding, and, during 2003, $69 million in stock dividends were paid to members, of which $24 million was immediately repurchased, with $45 million still outstanding.

As a result of our ongoing capital management process, cash dividends were declared and paid to the members in the third and fourth quarters of 2005 and the first quarter of 2006. In August 2005, the Finance Board advised all Federal Home Loan Banks that have not completed the SEC registration process that they are required to obtain the Finance Board’s approval prior to paying any dividends. We obtained their approval prior to declaring and paying a dividend in the fourth quarter of 2005 and the first quarter of 2006.

We generally will not redeem or repurchase member capital stock until five years after either the membership is terminated or we receive a notice of withdrawal from membership. If we receive a request to redeem excess stock, we are not required to redeem or repurchase such excess stock until the expiration of the five-year redemption period. In accordance with our current practice, if capital stock becomes excess stock, we will redeem the excess stock, if requested, but typically only after the five year waiting period. However, we reserve the right to repurchase excess stock from any member, without a member request, and at our discretion, upon 15 days’ notice to the member.

As of December 31, 2005, $686 million or 32% of our total regulatory capital stock balance was comprised of stock not required as a condition of membership or to support services to members, compared to $649 million or 32% at December 31, 2004, and $379 million or 20% at December 31, 2003.

Retained Earnings

Retained earnings equaled $149 million at December 31, 2005, an increase of $64 million compared to December 31, 2004. Retained earnings were $85 million at December 31, 2004, compared to $43 million at December 31, 2003. The increases in retained earnings over this two-year period were due primarily to the following factors: 1) increases made to protect the members’ capital investments from market, credit, and operations risk, as well as from earnings volatility caused by the application of certain accounting principles, such as SFAS 133 and SFAS 91; 2) the adoption of a formal retained earnings policy by our board ; 3) the adoption of our Capital Plan, which changed the dates of declaration and payment of quarterly dividends until after the close of each quarter, and 4) the increase in the fair value of the derivatives that hedged certain available-for-sale securities that resulted from falling interest rates. As a result of the restatement, we recorded historical negative Retained earnings at certain quarterly and year-end reporting periods. However, the increases shown in Other comprehensive income for those same periods support the payment of dividends during those periods as, prior to the restatement, the amount paid in dividends would have been reflected as either Retained earnings or current Net Income from which we are allowed to pay dividends.

The formal adoption of our retained earnings policy in 2004 was in response to an August 2003 advisory bulletin by the Finance Board that required the policy and provided guidance on capital management and retained earnings. This policy provided for a quarterly target balance for our retained earnings, and incorporated such factors as credit, market, and operational risks. The retained earnings target for December 31, 2004 was $114.6 million, and the retained earnings balance was $85.0 million at the end of 2004. While the retained earnings target is a factor in determining the appropriate Retained earnings balance, our board also takes into consideration additional factors including, but not limited to, the impact on our members, and the stability of stock and membership levels.

Based on Finance Board input, our board modified the retained earnings policy on March 18, 2005. The revised retained earnings policy is more comprehensive in that it includes accounting risk in the calculation along with credit, market, and operational risks. In addition, the target reflects a minimum retained earnings balance after the quarterly dividend is paid. At December 31, 2005, the Retained earnings target was $106.1 million. The retained earnings balance at December 31, 2005, adjusted for the fourth quarter dividend, that was declared in January 2006, of $25.7 million, was $123.3 million.

As we grow and as our risk profile changes, we may continue to increase retained earnings. Further, a proposed rule issued by the Finance Board in March 2006 may require a greater amount of Retained earnings or may otherwise preempt the provisions of our current policy. The proposed rule also limits our ability to issue or hold excess capital stock and restricts dividend payments in the event of non-compliance. It is not possible to determine at this time what the final rule will actually require or how it will impact our Retained earnings or dividend payments.

Historically we have used our cost of funds plus 1.5% as a benchmark for dividends; however, as increased emphasis is placed on retained earnings, this benchmark has become less meaningful. For each dividend declaration, our board weighs the need to pay an attractive dividend and the need to increase the retained earnings balance. This deliberation may result in additions to retained earnings in excess of the retained earnings target.

The following table quantifies Net Income, dividends paid, other activity, and the net resulting change in Retained earnings.

Net Income versus Dividends Paid

($ amounts in thousands)

	For the Year Ended December 31,
	2005	2004	2003
Net income	$152,584	$130,670	$134,493
Dividends paid	(88,467)	(88,772)	(70,063)
Mandatorily redeemable capital stock distributions	(98)	(193)	—

Change in Retained earnings	$64,019	$41,705	$64,430

Results of Operations for the Years Ended December 31, 2005, 2004, and 2003

Net Income

Net Income for 2005 was $152.6 million, an increase of $21.9 million, or 16.8%, compared to $130.7 million of Net Income for 2004. The following factors contributed to this increase in Net Income:

•	Other income increased by $34.1 million, primarily due to the $19.6 million realized gain from the sale of our available-for-sale portfolio and an increase of $13.2 million in Net gain (loss) on derivatives.

•	Net interest income after mortgage loan loss provision increased by $2.8 million. The factors impacting Net interest income are addressed separately below under “Net Interest Income after Mortgage Loan Loss Provision.”

The following factors decreased Net Income, partially offsetting the factors listed above:

•	Other expenses increased by $7.1 million, mainly due to increased salary and benefit expenses.

•	Total assessments for REFCORP and AHP increased by $8.0 million, consistent with the higher level of Income Before Assessments.

Net Income for 2004 was $130.7 million, a decrease of $3.8 million or 2.8%, compared to $134.5 million of Net Income for 2003. The following factors contributed to this decline in Net Income:

•	Other income declined by $1.0 million. Service fee income, a component of other income, declined by $3.3 million due to the sale of our Item Processing Services Operation in October 2003. The net loss on the trading security increased by $3.7 million. This portfolio is substantially hedged with a derivative that is classified as an economic hedge, and, therefore, does not receive hedge accounting treatment. The gain on the hedge is recorded as Net realized and unrealized gains (losses) on derivatives and hedging activities and partially offsets the loss on the trading security. Net gain (loss) from sale of available-for-sale securities declined by $167,000, since there were no available-for-sale securities sold during 2004. These decreases were partially offset by an increase in the Net gain (loss) of $6.3 million on derivatives and hedging activities due to fair value accounting for certain derivatives, without offsetting fair value marks on the related instruments, primarily available-for-sale securities.

•	Other expense increased by $1.7 million, or 5.3%, due to higher salary and benefit expense as we added staff to prepare for SEC registration and to increase service to members, and as employee benefit costs increased.

•	Net interest income after mortgage loan loss provision decreased by $2.3 million. Factors impacting net interest income are addressed separately below under “Net Interest Income After Mortgage Loan Loss Provision.”

The following factor increased Net Income, partially offsetting the factors listed above:

•	Total assessments for REFCORP and AHP fell by $1.3 million, consistent with the reduced level of Income Before Assessments.

Net Interest Income after Mortgage Loan Loss Provision

Our Net interest income after mortgage loan loss provision was $223.7 million for 2005, an increase of $2.8 million compared to $220.9 million for 2004. The following factors impacted net interest income:

•	Our average cost of funds increased by 123 basis points for 2005 compared to 2004, from 2.45% to 3.68%. Since we earn interest on the investment of capital, Net interest income is positively impacted as interest rates rise, and we earn a higher return on our net equity. The imputed increase in Net interest income was approximately $25.7 million.

•	The spread between the yield on earning assets and liabilities decreased to 0.27% for 2005, compared to 0.32% for 2004, primarily due to the flattening yield curve and increased use of term debt.

•	The provision for credit losses was reversed during 2004 to reflect the loss expectations for this portfolio at that time, resulting in an increase of $0.6 million to Net interest income after mortgage loan loss provision.

Our Net interest income after mortgage loan loss provision was $220.9 million for 2004, and $223.2 million for 2003. The following factors impacted net interest income:

•	Our average cost of funds increased by 14 basis points for 2004 compared to 2003, from 2.31% to 2.45%. Since we earn interest on the investment of capital, Net interest income is positively impacted as interest rates rise, and we earn a higher return on our net equity. The imputed increase in Net interest income was approximately $2.7 million.

•	The spread between the yield on earning assets and liabilities decreased slightly to 0.32% for 2004, compared to 0.34% for 2003. This decrease was primarily due to the flattening yield curve and increased use of term debt.

•	The provision for credit losses on mortgage loans fell by $883,000. As we gained experience with the MPP, we re-evaluated the need for a loss reserve on this portfolio. During 2004, the reserve was reversed to reflect the loss expectations for this portfolio at that time.

Trends, Events and Uncertainties

Net Income has been volatile over the years from 2001 to 2005. The trend in income is significantly impacted by realized and unrealized gains and losses on derivatives, primarily those in economic hedge relationships. These derivatives primarily hedged assets in our available-for-sale portfolio. On a restated basis, any offsetting gains and losses on this portfolio are not concurrently recognized in income.

The Bank is a wholesale organization that derives nearly all of its revenue from net interest income. As such, the rate of return that is earned from the investment of capital has a meaningful impact on earnings and ROE. For example, our average capital for 2005 was $2.225 billion. This amount can be viewed as being invested on a pro rata basis across all of our assets. Therefore, if the gross return on assets increases by 1%, net interest income will tend to increase by $22.25 million. Likewise, a decline of 1% would tend to reduce net interest income by $22.25 million. Since the change in our gross return on assets implicitly includes the spread on those assets, our management often evaluates ROE in comparison to cost of funds, thus stripping out spread from the evaluation.

Changes in interest rates do not immediately impact the cost of funds since our liabilities mature or re-price at various future dates. During the period 2001-2005, interest rates, as measured by three-month LIBOR, a key interest rate index for the Bank, generally declined. This decline resulted in a trend of decreasing cost of funds for all but one year-over-year period, 2004 vs. 2003.

ROE, Cost of Funds and 3 Month LIBOR

2001 – 2005

	2005	2004	2003	2002	2001
ROE	6.86%	6.25%	6.97%	4.15%	6.09%
Cost of Funds	3.68%	2.45%	2.31%	2.75%	4.58%
Average 3 Month LIBOR	3.57%	1.62%	1.21%	1.79%	3.78%
ROE Less Cost of Funds	3.18%	3.80%	4.66%	1.40%	1.51%

Changes in market interest rates, which impact our cost of funds and gross return on assets, have a significant impact on earnings. Additionally, the net realized and unrealized gain (loss) on derivatives and hedging activities has created significant earnings volatility over the five-year period. Clearly other factors, including but not limited to, spreads, fee income, operating expense and business volume, have a significant impact.

The following table presents average balances, income, and yields of major earning asset categories and the sources funding those earning assets for the years ended December 31, 2005, 2004, and 2003.

Average Balances, Interest Income, and Yields

($ amounts in thousands)

For the Year Ended December 31,

	2005			2004			2003
	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
Assets
Interest-bearing deposits	$410,134	$13,276	3.24%	$355,069	$5,270	1.48%	$227,011	$2,558	1.13%
Federal funds sold	2,655,058	86,466	3.26%	3,224,716	46,443	1.44%	1,573,789	18,074	1.15%
Trading security (2)	65,243	4,308	6.60%	97,806	6,310	6.45%	102,173	6,379	6.24%
Available-for-sale securities (1)	695,980	31,852	4.58%	1,173,242	49,245	4.20%	1,372,344	51,234	3.73%
Held-to-maturity securities	6,434,108	278,637	4.33%	5,924,278	242,863	4.10%	5,198,140	215,096	4.14%
Advances (1)	26,506,682	943,770	3.56%	26,760,642	528,384	1.97%	28,421,033	512,733	1.80%
Mortgage loans held for portfolio	8,793,311	441,308	5.02%	7,377,372	368,019	4.99%	6,573,437	344,604	5.24%
Loans to other Federal Home Loan Banks	2,589	73	2.82%	20,074	278	1.38%	15,912	184	1.16%

Total earning assets	45,563,105	1,799,690	3.95%	44,933,199	1,246,812	2.77%	43,483,839	1,150,862	2.65%
Allowance for credit losses on mortgage loans	—			(549)			(470)
Other assets	337,480			347,120			550,274

Total assets	$45,900,585			$45,279,770			$44,033,643

Liabilities and Capital
Overnight and demand deposits	$952,124	29,343	3.08%	$1,189,713	14,144	1.19%	2,125,228	21,667	1.02%
Other interest-bearing deposits	35,546	1,309	3.68%	1,638	20	1.22%	1,986	21	1.06%
Other borrowings	973	26	2.67%	1,445	22	1.52%	2,784	32	1.15%
Discount Notes	9,027,487	278,082	3.08%	10,505,792	139,533	1.33%	11,070,849	125,804	1.14%
CO Bonds, net (1)	32,797,857	1,265,674	3.86%	30,143,226	871,784	2.89%	26,898,713	779,844	2.90%
Mandatorily redeemable capital stock	36,411	1,543	4.24%	23,647	1,011	4.28%	—	—	—

Total interest-bearing liabilities	42,850,398	1,575,977	3.68%	41,865,461	1,026,514	2.45%	40,099,560	927,368	2.31%
Other liabilities	824,501			1,324,151			2,005,415
Total capital	2,225,686			2,090,158			1,928,668

Total liabilities and capital	$45,900,585			$45,279,770			$44,033,643

Net interest income and net spread on interest-earning assets less interest-bearing liabilities		$223,713	0.27%		$220,298	0.32%		$223,494	0.34%

Net interest margin	0.49%			0.49%			0.51%

Average interest-earning assets to interest-bearing liabilities	1.06			1.07			1.08

(1)	Interest income/expense and average rates include the effect of associated interest rate exchange agreements to the extent such agreements qualify for SFAS 133 fair value hedge accounting.

(2)	Interest income and average rates exclude the effect of associated interest rate exchange agreements as the net interest expense associated with such agreements is recorded in Other income (loss) in the Statement of Income. Including the effects of these interest rate exchange agreements, the average rate on the trading security was 4.55%, 1.29%, and 1.31%, at December 31, 2005, 2004, and 2003, respectively.

Changes in both volume and interest rates influence changes in net interest income and net interest margin. The following table summarizes changes in interest income and interest expense between 2005 and 2004 and between 2004 and 2003.

Rate and Volume Analysis

For the Year Ended December 31,

($ amounts in thousands)

	2005 over 2004			2004 over 2003
	Volume	Rate	Total	Volume	Rate	Total
Increase (decrease) in interest income
Advances	$(5,061)	$420,447	$415,386	$(31,036)	$46,687	$15,651
Interest-bearing deposits	929	7,077	8,006	1,736	976	2,712
Federal funds sold	(9,476)	49,499	40,023	22,838	5,531	28,369
Trading security	(2,147)	145	(2,002)	(278)	209	(69)
Available-for-sale securities	(21,513)	4,120	(17,393)	(7,931)	5,942	(1,989)
Held-to-maturity securities	21,612	14,162	35,774	29,785	(2,018)	27,767
Mortgage loans held for portfolio	71,048	2,241	73,289	40,683	(17,268)	23,415
Loans to other Federal Home Loan Banks	(357)	152	(205)	54	40	94

Total	55,035	497,843	552,878	55,851	40,099	95,950

Increase (decrease) in interest expense
Discount Notes	(22,131)	160,680	138,549	(6,673)	20,402	13,729
CO Bonds	82,127	311,763	393,890	93,840	(1,900)	91,940
Overnight and demand deposits	(3,326)	18,525	15,199	(10,688)	3,165	(7,523)
Other interest-bearing deposits	1,175	114	1,289	(4)	3	(1)
Mandatorily redeemable capital stock	541	(9)	532	1,011	—	1,011
Other borrowings	(9)	13	4	(18)	8	(10)

Total	58,377	491,086	549,463	77,468	21,678	99,146

Increase (decrease) in net interest income	$(3,342)	$6,757	$3,415	$(21,617)	$18,421	$(3,196)

Earnings Analysis

The following table presents changes in the components of our earnings for the past two years.

Change in Earnings Components

For the Year Ended December 31,

($ amounts in thousands)

	2005 vs. 2004 $ change	2004 vs. 2003 $ change	2005 vs. 2004 % change	2004 vs. 2003 % change
Increase (decrease) in
Interest income	$552,878	$95,950	44.3%	8.3%
Interest expense	549,463	99,146	53.5%	10.7%

Net interest income	3,415	(3,196)	1.6%	(1.4)%

Mortgage loss provision	574	(883)	100.0%	(285.8)%

Net interest income after loss provision	2,841	(2,313)	1.3%	(1.0)%

Other income (loss)	34,050	(1,003)	374.4%	(12.4)%
Other expense	7,080	1,699	21.0%	5.3%

Income before assessments	29,811	(5,015)	16.7%	(2.7)%

AHP	2,486	(304)	17.0%	(2.0)%
REFCORP	5,478	(955)	16.8%	(2.8)%

Total assessments	7,964	(1,259)	16.8%	(2.6)%

Income before cumulative effect of change in accounting principle	21,847	(3,756)	16.7%	(2.8)%
Cumulative effect of change in accounting principle	67	(67)	100%	100%

Net Income	$21,914	$(3,823)	16.8%	(2.8)%

Other Income

The following table presents a breakdown of Other Income (Loss) for the three years ending December 31, 2005, 2004, and 2003, and an analysis of the changes in the components of these income items for the past two years.

Analysis of Other Income (Loss)

For the Year Ended December 31,

($ amounts in thousands)

	2005	2004	2003	2005 vs. 2004		2004 vs. 2003
				$ Amt	% change	$ Amt	% change
Service fees	$1,495	$1,300	$4,560	$195	15.0%	$(3,260)	(71.5)%
Unrealized net loss on trading security	(4,499)	(5,286)	(1,582)	787	14.9%	(3,704)	(234.1)%
Realized net gain from sale of available-for-sale securities	19,621	—	167	19,621	—	(167)	(100.0)%

Net gain (loss) on derivatives and hedging activities	6,651	(6,508)	(12,786)	13,159	202.2%	6,278	49.1%
Other, net	1,687	1,399	1,549	288	20.6%	(150)	(9.7)%

Total other income (loss)	$24,955	$(9,095)	$(8,092)	$34,050	374.4%	$(1,003)	(12.4)%

The increase in Other income for 2005, compared to 2004, was primarily due to the realized gain of $19.6 million on the sale of our available-for-sale portfolio during 2005, and the increase in the Net gain (loss) on derivatives and hedging activities of $13.2 million in 2005. The tables below, entitled “Components on Net Gain (Loss) on Derivatives and Hedging Activities” and “Net Gain (Loss) on Derivatives and Hedging Activities by Product” present the components of this change by type of hedge and type of product.

The decrease in Other income for 2004, compared to 2003, was primarily due to the decrease in service fees of $3.3 million from the sale of the negotiable order of withdrawal account and the transit items segments of our Item Processing Services Operations to a third party in October 2003. The sale of these operations generated $177,000 of income during 2003 that was included in the “Other, net” line shown above.

The following tables present the components of the net gain (loss) on derivative and hedging activities both by the type of hedge and the type of product for 2005, 2004, and 2003.

Components of Net Gain (Loss) on Derivatives and Hedging Activities

By Hedge

For the Year Ended December 31,

($ amounts in thousands)

	2005	2004	2003
Fair Value Hedges
Net gain (loss) due to ineffectiveness on
Advances	$1,674	$318	$889
MPP	446	233	423
CO Bonds	(2,356)	3,574	1,814

Net gain on fair value hedges	(236)	4,125	3,126

Non SFAS 133/Economic Hedges
Net interest (payment)/receipt settlements(1)
Advances	6	(9)	(133)
Investments	(15,951)	(41,794)	(44,391)
CO Bonds	(2,038)
Intermediary	4	46	66

Subtotal – net settlements	(17,979)	(41,757)	(44,458)

SFAS 133 derivative fair value gain (loss) adjustments
Advances	33	(15)	135
Investments	30,101	34,789	31,012
CO Bonds	(770)
Intermediary	(4)	(46)	(64)
MPP delivery commitments	(4,494)	(3,604)	(2,537)

Subtotal – fair value adjustments	24,866	31,124	28,546

Net loss on economic hedges	6,887	(10,633)	(15,912)

Net gain (loss) on derivative and hedging activities	$6,651	$(6,508)	$(12,786)

(1)	Net settlements represent the net interest payments or receipts on interest rate exchange agreements for hedges not receiving fair value hedge accounting.

Net Gain (Loss) on Derivatives and Hedging Activities

By Product

For the Year Ended December 31,

($ amounts in thousands)

	2005	2004	2003
Advances	$1,713	$294	$891
Investments	14,150	(7,005)	(13,380)
MPP	(4,048)	(3,371)	(2,113)
CO Bonds	(5,164)	3,574	1,814
Intermediaries	—	—	2

Net gain (loss) on derivatives and hedging activities	$6,651	$(6,508)	$(12,786)

SFAS 133 requires that all derivative instruments be recorded in the Statement of Condition at their fair values. Changes in the fair value of our derivatives are recorded each period in current earnings. SFAS 133 also sets forth conditions that must exist in order for hedges to qualify for hedge accounting. If a hedge qualifies for fair value hedge accounting, changes in the fair value of the hedged item are also recorded in earnings. The net effect is that only the “ineffective” portion of a qualifying hedge has an impact on current earnings.

SFAS 133 introduces periodic earnings volatility. This volatility occurs in the form of the net difference between changes, if any, in the fair values of the hedge (the derivative instrument) and the hedged item (the asset or liability), for accounting purposes. Two types of hedging are primarily responsible for creating earnings volatility in our results.

The first type involves transactions in which we enter into interest rate swaps with coupon cash flows identical or nearly identical to the cash flows of the hedged item, such as an Advance or investment security. In some cases involving hedges of this type, an assumption of “no ineffectiveness” can be made, and the changes in the fair values of the hedge and the hedged item are considered identical and offsetting (referred to as the “short-cut method”). However, if the hedge or the hedged item fails to have certain characteristics defined in SFAS 133, the assumption of “no ineffectiveness” cannot be made, and the hedge and the hedged item must be marked to fair value independently (referred to as the “long-haul method”). Under the long-haul method, the two components of the hedging relationship will be marked to fair value using different discount rates, and the resulting changes in fair value will generally be slightly different. Even though these differences are generally relatively small when expressed as prices, their impact can become more significant when multiplied by the principal amount of the transaction and then evaluated in the context of our Net Income. Nonetheless, the impact of these types of ineffectiveness-related adjustments on earnings is transitory, as the net earnings impact will be zero over the life of the hedging relationship if the derivative and hedged item are held to maturity or their call dates, which is generally the case for us.

The second type of hedging relationship that creates earnings volatility involves transactions in which we enter into interest rate exchange agreements to economically hedge identifiable portfolio risks that do not qualify for hedge accounting under SFAS 133 (referred to as a “non-SFAS 133” or “economic” hedge).

Other Expenses

The following table presents a breakdown of Other Expenses for the three years ending December 31, 2005, 2004, and 2003, and an analysis of the changes in the components of these expenses for the past two years.

Analysis of Other Expense

For the Year Ended December 31,

($ amounts in thousands)

	2005	2004	2003	2005 vs. 2004		2004 vs. 2003
				$ Amt	% change	$ Amt	% change
Salaries and benefits	$25,420	$20,170	$18,414	5,250	26.0%	$1,756	9.54%
Other operating expenses	10,455	9,465	9,654	990	10.5%	(189)	(1.96)%
Finance Board and Office of Finance Expenses	2,992	2,379	2,484	613	25.8%	(105)	(4.23)%
Other	1,946	1,719	1,482	227	13.2%	237	15.99%

Total Other Expense	$40,813	$33,733	$32,034	7,080	21.0%	$1,699	5.30%

The increases in Other Expenses for the past two years were primarily due to higher salary and benefit expenses incurred for the additional staff needed to prepare for SEC registration and to increase service to members, and due to increases in employee benefit costs.

Office of Finance Expenses

The Federal Home Loan Banks fund the costs of the Office of Finance as a joint office that facilitates issuing and servicing COs, preparation of the Federal Home Loan Banks’ combined quarterly and annual financial reports, and certain other functions. For the years ended December 31, 2005, 2004, and 2003, our assessments from the Office of Finance were $1.4 million, $1.1 million, and $1.2 million, respectively.

Finance Board Expenses

The Federal Home Loan Banks are assessed the costs of operating their regulator, the Finance Board. They have no control over these costs. For the years ended December 31, 2005, 2004, and 2003, our Finance Board assessments were $1.6 million, $1.3 million, and $1.3 million, respectively. These assessments have increased as the Board has added supervisory staff to increase its ability to examine the Federal Home Loan Banks.

AHP and REFCORP Payments

Although the Federal Home Loan Banks are not subject to federal or state income taxes, the financial obligations of REFCORP (20% of Net Income after our AHP obligation) and AHP contributions (10% of current year’s Net Income before charges for AHP and interest expense for mandatorily redeemable capital stock that is classified as debt, but after the assessment for REFCORP) are statutorily required. Due to the restatement, as of December 31, 2004, we had overpaid our AHP and REFCORP assessments by $11.3 million. The Finance Board advised the Federal Home Loan Banks in January 2006 that such overpayments should be used as credits against amounts owed in future periods. As a result, we took a credit of $7.8 million for our Payable to REFCORP liability and a credit of $3.5 million for our AHP liability at September 30, 2005. As of September 30, 2005, our excess REFCORP and AHP contributions had been fully utilized.

AHP. The Federal Home Loan Banks are required to contribute, in the aggregate, the greater of $100 million or 10% of their net earnings, before interest expense for mandatorily redeemable capital stock that is classified as debt, and after the REFCORP assessments to fund the AHP. For the year ended December 31, 2005, our expense was $17.1 million. At December 31, 2004, 2003, and 2002, 10% of FHLB System Net Income was greater than $100 million; therefore, our payment was based on 10% of our restated Net Income. Our expense for the AHP for 2004 was $14.6 million, compared to $14.9 million in 2003.

REFCORP. With the Financial Services Modernization Act of 1999, Congress established a fixed payment of 20% of Net Income as the REFCORP payment beginning in 2000 for each Federal Home Loan Bank. The fixed percentage replaced a fixed-dollar annual aggregate payment of $300 million, which had previously been divided among the 12 Federal Home Loan Banks through a complex allocation formula. The law also calls for an adjustment to be made to the total number of REFCORP payments due in future years so that, on a present value basis, the combined REFCORP payments of all 12 Federal Home Loan Banks are equal in amount to what had been required under the previous calculation method.

The 20% fixed percentage REFCORP rate applied to earnings resulted in expenses of $38.1 million for the year ended December 31, 2005. The restated annual expenses were $32.7 million in 2004, and $33.6 million in 2003.

Business Segments

We manage our business by grouping the income and expenses from our products and services within two business segments:

•	Traditional Funding, Investments and Deposit Products which includes the effects of premium and discount amortization and the impact of net interest settlements related to interest rate exchange agreements, such as Advances, investments, and the borrowing costs related to those assets. It also includes the borrowing costs related to holding Deposit products for members and other miscellaneous borrowings as well as all other miscellaneous income and expense not associated with the MPP.

•	MPP which is derived primarily from the difference, or spread, between the net yield on mortgage loans, including the direct effects of premium and discount amortization in accordance with SFAS 91, and the borrowing costs related to those loans.

We measure the performance of each segment based upon the net interest spread of the underlying portfolio(s). For this reason, we have presented each segment on a net interest income basis. Direct other income and expense items have been allocated to each segment based upon actual results. MPP includes the direct earnings effects of SFAS 133 as well as direct salary and other expenses (including an allocation for indirect overhead) associated with operating the MPP and volume-driven costs associated with master servicing and quality control fees. Direct other income/expense related to Traditional Funding, Investments and Deposit products includes the direct earnings impact of SFAS 133 related to Advances and investment products as well as all other income and expense not associated with MPP. The assessments related to AHP and REFCORP have been allocated to each segment based upon each segment’s proportionate share of total income before assessments.

We have not symmetrically allocated assets to each segment based upon financial results as we do not measure the performance of our segments from a total assets perspective and it is impracticable to do so. As a result, there is asymmetrical information presented in the tables below including, among other items, the allocation of depreciation without an allocation of the depreciable assets, the SFAS 133 earnings adjustments with no corresponding allocation to derivative assets, if any, and the recording of interest income with no allocation to accrued interest receivable. Total assets reported for MPP include only the mortgage loans outstanding, net of premiums, discounts and SFAS 133 basis adjustments. Total assets reported for Traditional Funding, Investments and Deposit products include all other assets of the Bank.

The following tables set forth our financial performance by operating segment for the years ended December 31, 2005, 2004, and 2003 ($ amounts in thousands).

Traditional Funding, Investments and Deposit Products

	2005	2004	2003
Net interest income	$164,112	$181,066	$168,207
Other income (loss)	29,003	(5,724)	(5,979)
Other expenses	36,876	30,070	28,954

Income before assessments	156,239	145,272	133,274

AHP	12,911	11,963	10,879
REFCORP	28,666	26,649	24,479

Total assessments	41,577	38,612	35,358

Income before cumulative effect of change in accounting principle	114,662	106,660	97,916

Cumulative effect of change in accounting principle	—	(67)

Net income	114,662	$106,593	$97,916

Total Assets	$38,551,776	$36,539,991	$37,467,689

MPP

	2005	2004	2003
Net interest income	$59,601	$39,232	$55,287
Provision for credit losses on mortgage loans	—	(574)	309
Other income (loss)	(4,048)	(3,371)	(2,113)
Other expenses	3,937	3,663	3,080

Income before assessments	51,616	32,772	49,785

AHP	4,214	2,676	4,064
REFCORP	9,480	6,019	9,144

Total assessments	13,694	8,695	13,208

Net income	37,922	$24,077	$36,577

Total Assets	$9,540,145	$7,761,767	$7,433,231

For Traditional Funding, Investments and Deposit Products, Net Income increased by $8.1 million in 2005 compared to 2004. This increase is primarily related to improved spreads on MBS.

For Traditional Funding, Investments and Deposit Products, Net Income increased by $8.7 million in 2004 compared to 2003. This increase is primarily related to improved spreads on Advances and is partially offset by narrower spreads on MBS. The improved spread on Advances resulted from a decision to increase the pricing on our lowest margin Advances. Prepayment fees received on Advances, which are included in margin, also contributed to the increased income in this segment.

For MPP, Net Income increased by $13.8 million in 2005 compared to 2004. This was primarily the result of higher spreads on this portfolio, which resulted from slower recognition of premium.

For MPP, Net Income declined by $12.5 million in 2004 compared to 2003. This was primarily the result of lower spreads on this portfolio. The lower spread resulted from accelerated recognition of premium.

Cash Flow Analysis – Amortization of Premiums, Discounts, and Basis Adjustments

Consolidated Obligations

Certain debt is issued on our behalf at a premium or discount. Typically this would include Discount Notes and certain term, non-callable bonds. The primary factor that causes period-to-period variance in this item is the amount of discount and subsequent amortization on Discount Notes issued compared to the amount of original discount on Discount Notes that mature on a period-to-period basis.

Investments

MBS are typically purchased at a discount. The aggregate net discount on the portfolio was $45.1 million, $31.5 million, and $22.9 million at December 31, 2005, December 31, 2004, and December 31, 2003, respectively. The income from Net premiums and discounts on investments of $10.8 million, $7.2 million, and $4.8 million for the years ended December 31, 2005, December 31, 2004, and December 31, 2003, respectively, is primarily composed of amortizations and retrospective adjustments in accordance with SFAS 91, related to discounts on MBS. The amount for each period is primarily impacted by the total net premium or discount position and the level of interest rates.

Mortgage Loans

Mortgage loans are carried at a net premium and include an SFAS 133 adjusted basis resulting from commitment fair values in accordance with SFAS 149 and hedges designated against the mortgage loans once the commitment expires and the mortgage loans are delivered. The net premium and SFAS 133 adjusted basis was $52.4 million, $56.4 million, and $55.7 million at December 31, 2005, 2004, and 2003, respectively. The expense from Net premiums and discounts on mortgage loans of $11.5 million, $15.7 million, and $13.3 million in 2005, 2004 and 2003, respectively, is primarily composed of amortizations and retrospective adjustments in accordance with SFAS 91 related to the premiums and SFAS 133 adjusted basis on mortgage loans. The amount for each period is primarily impacted by the total net premium or discount position, the SFAS 133 adjusted basis representing the mortgage loans that are hedged and the level of interest rates.

Liquidity and Capital Resources

Liquidity

The Federal Home Loan Banks are required to maintain liquidity in accordance with certain Finance Board regulations and with policies established by their respective managements and boards of directors. We maintain liquidity to satisfy member demand for short- and long-term funds, repay maturing COs, and meet other obligations. Also, members may look to us to provide standby liquidity to support their asset/liability management purposes. Our objective is to meet our customers’ credit and liquidity needs without maintaining excessive holdings of low-yielding liquid investments or being forced to incur unnecessarily high borrowing costs.

Our primary sources of liquidity are short-term investments and the issuance of new COs in the form of CO Bonds and Discount Notes. See “Business – Funding Sources” herein for a detailed discussion of our COs and the joint and several liability of all of the Federal Home Loan Banks for these COs. COs enjoy favorable status as GSE-issued debt; however, they are not obligations of the United States, and the United States does not guarantee them. COs are rated Aaa/P-1 by Moody’s and AAA/A-1+ by S&P, reflecting the likelihood of timely payment of principal and interest on the COs. Their GSE-issuer status and these ratings have historically provided excellent access to the capital markets for the Federal Home Loan Banks. In addition, under certain circumstances, the U.S. Treasury may acquire up to $4 billion of the Federal Home Loan Banks’ COs, which would offer additional liquidity to the Federal Home Loan Banks, if needed. See “Supervision and Regulation – Regulatory Enforcement Actions” and “Risk Factors – Our Credit Rating Could be Lowered” herein for a discussion of events that could have a negative impact on the rating of these COs.

We maintain a contingency liquidity plan designed to enable us to meet our obligations and the liquidity needs of our members in the event of operational disruptions at the Federal Home Loan Banks or the Office of Finance, or

short-term capital market disruptions. Our regulatory liquidity requirement is to maintain at least five days of liquidity without access to the capital markets. In accordance with our contingency liquidity plan, we might be required to rely upon asset-based liquid reserves to meet our cash flow obligations. Member deposits and other short-term borrowings, such as federal funds purchased, securities sold under agreements to repurchase, and loans from other Federal Home Loan Banks provide sources of liquidity. On a daily basis, we model our cash commitments and expected cash flows to determine our liquidity position.

Our cash and short-term investment portfolio, including federal funds and commercial paper, totaled $5.6 billion at December 31, 2005, $3.8 billion at December 31, 2004, and $1.4 billion at December 31, 2003. The maturities of these short-term investments provide cash flows to support our ongoing liquidity needs.

Capital Resources

Total capital consists of Capital stock, Retained earnings, and Other accumulated comprehensive income. As of December 31, 2005, total capital was $2.3 billion, compared to $2.1 billion at December 31, 2004, and $2.0 billion at December 31, 2003. During the first and second quarters of 2005, and 2004 and 2003, capital stock grew as we paid dividends in the form of stock. The dividends declared in the first quarter of 2006 and the third and fourth quarters of 2005 were paid in cash. During 2005, 2004 and 2003, capital stock also grew as the members purchased activity-based capital stock to support additional borrowings or other activity.

The GLB Act imposed new minimum leverage and risk-based capital requirements on each of the 12 Federal Home Loan Banks. Under the GLB Act, each Federal Home Loan Bank must maintain total capital of at least 4.00% of its total assets. Total capital is defined as a Federal Home Loan Bank’s permanent capital, plus the amount paid in by its members for any Class A Stock, any general allowance for losses, and the amount of any other instruments identified in the Federal Home Loan Bank’s capital plan that the Finance Board has determined are available to absorb losses incurred by the Federal Home Loan Bank. Permanent capital is defined as the retained earnings of a Federal Home Loan Bank plus the amount paid in for the Federal Home Loan Bank’s Class B Stock (including mandatorily redeemable capital stock).

The Finance Board may require an individual Federal Home Loan Bank to maintain a regulatory capital ratio of greater than 4.00% at any time. Owing to certain deficiencies cited in our 2003 examination by the Finance Board, we agreed with the Office of Supervision of the Finance Board that any further leveraging of our balance sheet during 2003 should be curtailed. As a result, we maintained a regulatory capital ratio of not less than 4.23%. On June 3, 2004, the Finance Board advised us that their concerns had been addressed and, therefore, the limitation was lifted. At December 31, 2005, our regulatory capital ratio, determined by dividing permanent capital by total assets, was 4.88%, compared to 4.81% at December 31, 2004.

Each Federal Home Loan Bank must also maintain a regulatory leverage ratio of total regulatory capital-to-total assets of at least 5%. To calculate the regulatory leverage ratio, total regulatory capital is computed by multiplying permanent capital by 1.5 and adding all other components of total regulatory capital to that product. At December 31, 2005, our regulatory leverage ratio was 7.33%, compared to 7.22% at December 31, 2004.

The following table presents minimum capital ratios, permanent, and risk-based capital requirement amounts, and various leverage ratios as of December 31, 2005, and December 31, 2004.

Regulatory Capital Requirements

($ amounts in thousands)

	As of December 31,
	2005	2004
Minimum regulatory capital ratio requirement	4.00%	4.00%
Minimum regulatory capital requirement	$1,923,677	$1,772,070
Actual regulatory capital ratio (2)	4.88%	4.81%
Permanent capital (1)	$2,349,014	$2,132,185
Risk-based capital requirement	$484,039	$367,119
Minimum regulatory leverage ratio	5.00%	5.00%
Minimum regulatory leverage capital requirement	$2,404,596	$2,215,088
Actual regulatory leverage ratio	7.33%	7.22%
Actual regulatory leverage capital	$3,523,520	$3,198,278

(1)	Permanent capital is defined as retained earnings, Class B Stock, and mandatorily redeemable capital stock.
(2)	The regulatory capital ratio is calculated by dividing permanent capital by total assets.

Mandatorily Redeemable Capital Stock.

The Federal Home Loan Banks adopted SFAS 150 as of January 1, 2004. In compliance with SFAS 150, although there has been no change in shareholders’ rights related to capital stock redemption requests, we have reclassified our stock subject to redemption from equity to liability once a member exercises a written redemption right, and gives notice of intent to withdraw from membership, or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership. In such event, the member shares will then meet the definition of a mandatorily redeemable financial instrument. At December 31, 2005, we had $43.6 million in capital stock subject to mandatory redemption from eight former members. At December 31, 2004, we had $30.3 million in capital stock subject to mandatory redemption from five members and former members. These amounts have been classified in liabilities as Mandatorily redeemable capital stock in the Statement of Condition in accordance with SFAS 150.

In addition to the mandatorily redeemable capital stock, we had $11.6 million and $21.6 million of excess stock subject to a redemption request outstanding from three members at December 31, 2005, and December 31, 2004, respectively. Excess stock redemption requests are not subject to reclassification from equity to liability as the requesting member may revoke its request at any time, without penalty throughout a five-year waiting period, and the amount ultimately redeemed is contingent on the member meeting various stock requirements on the redemption date. These requests are not considered substantive in nature, and therefore, these amounts are not classified as a liability.

The following table shows the amount of all pending capital redemption requests received from members by year of redemption at December 31, 2005 and 2004 ($ amounts in thousands).

Contractual Year of Redemption	2005	2004
2008	$10,895	$10,895
2009	30,997	40,997
2010	13,303	—

Total	$55,195	$51,892

We generally will not redeem or repurchase member stock until five years after either the membership is terminated or we receive notice of withdrawal. If we receive a request to redeem excess stock of a member, we are not required to redeem or repurchase excess stock until the expiration of the redemption period of five years. In accordance with our current practice, if capital stock becomes excess stock, we will redeem the excess stock, if requested, after the five-year waiting period. However, we reserve the right to repurchase excess stock from any member, with or without a member request, and at our discretion, upon 15 days’ notice to the member. The decision to repurchase excess stock prior to the end of the five-year waiting period, with or without a member request, will be determined by our capital planning needs.

On February 21, 2006, in accordance with the provisions of the Bank’s Capital Plan, we voluntarily repurchased $34,737,400 of excess stock held by non-members that acquired the stock from former members through mergers.

Capital Distributions

We may, but are not required to, pay dividends on our stock. Our board has declared dividends in every quarter since the first quarter of 1986. Dividends may be paid in cash or Class B Stock out of current and previously retained earnings, as authorized by our board, and subject to Finance Board regulations. Dividends on Class B-1 Stock were paid at an annualized rate of 4.31% in 2005, 4.56% in 2004, and 5.16% in 2003. In the first quarter of 2006, cash dividends of $25.7 million were declared and paid. In the third and fourth quarters of 2005, cash dividends of $23.2 and $22.5 million, respectively, have been declared and paid. In the first and second quarters of 2005, stock dividends of $21.5 million and $21.3 million, respectively, were paid. During 2004, stock dividends of $88.7 million were paid, compared to $69.4 million in 2003. Future dividends will be determined based on income earned each quarter, our retained earnings policy, and capital management considerations.

Off-balance Sheet Arrangements

Commitments that legally bind and unconditionally obligate us for additional Advances totaled approximately $57.2 million at December 31, 2005, $14.5 million at December 31, 2004, and $54.4 million at December 31, 2003. Commitments generally are for periods up to 12 months.

A letter of credit is a financing arrangement between us and our member that is executed for a fee. If we are required to make payment for a draw by a letter of credit beneficiary, it is converted into a collateralized Advance to the member. Outstanding letters of credit were approximately $301.9 million at December 31, 2005, $271.1 million at December 31, 2004, and $250.2 million at December 31, 2003.

Commitments that unconditionally obligate us to fund/purchase mortgage loans totaled $22.6 million at December 31, 2005, and $204.0 million at December 31, 2004. Commitments are generally for periods not to exceed 91 days. In accordance with SFAS 149, Amendment of SFAS 133 on Derivative Instruments and Hedging Activities, such commitments entered into after June 30, 2003, were recorded as derivatives at their fair value.

Unused lines of credit totaled $197.0 million at December 31, 2005, and $187.5 million at December 31, 2004.

We only record a liability for COs on our Statement of Condition for the proceeds we receive from the issuance of those COs. In addition, each Federal Home Loan Bank is jointly and severally liable for the payment of all COs of all of the Federal Home Loan Banks. Accordingly, should any Federal Home Loan Bank be unable to repay its participation in the COs, each of the other Federal Home Loan Banks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board. No Federal Home Loan Bank has had to assume or pay the CO of another Federal Home Loan Bank.

We considered the guidance under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of indebtedness of others (“FIN 45”), and determined it was not necessary to recognize the fair value of our joint and several liability for all of the COs. We consider the joint and several liability as a related party guarantee. Related party guarantees meet the scope exceptions in FIN 45. Accordingly, we do not recognize a liability for our joint and several obligations related to COs issued for the benefit of other Federal Home Loan Banks at December 31, 2005 and 2004. The par amounts of the Federal Home Loan Banks’ outstanding COs, including COs held by other Federal Home Loan Banks, were approximately $937.5 billion at December 31, 2005, and $869.2 billion at December 31, 2004.

The financial statements do not include a liability for statutorily mandated payments from the Federal Home Loan Banks to REFCORP for future years. No future liability is recorded because each Federal Home Loan Bank must pay 20% of net earnings (after its AHP obligation) to REFCORP to support the payment of part of the interest on the bonds issued by REFCORP; the Federal Home Loan Banks are unable to estimate their future required payments because the payments are based on future earnings and not estimable under SFAS 5, Accounting for Contingencies. Accordingly, the REFCORP payments are disclosed as a long-term statutory payment requirement and, for accounting purposes, are treated, accrued, and recognized like an income tax.

Contractual Obligations

COs are the joint and several debt obligations of the 12 Federal Home Loan Banks and consist of CO Bonds and Discount Notes. COs represent the primary source of liabilities used to fund Advances, MPP and investments. As noted under “Risk Management,” we use debt with a variety of maturities and option characteristics to manage our duration of equity. We make extensive use of interest rate swap transactions, executed in conjunction with specific CO debt issues, to synthetically reconfigure funding terms and costs.

The following table represents the payments due or expiration terms under the specified Contractual Obligation type. Long-term debt is based on contractual maturities, and does not include interest expense or Discount Notes due to their short-term nature. There were no traded, but not yet settled, interest rate exchange agreements as of December 31, 2005. Actual distribution could be influenced by factors affecting redemptions.

Contractual Obligations

Other Commitments and Contingencies

Payments Due or Expiration Terms by Period

As of December 31, 2005

($ amounts in thousands)

	< 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
Long-term debt	$7,705,150	$12,648,855	$5,897,675	$8,968,200	$35,219,880
Operating leases(1)	203	248	59	—	510
CO bonds traded not settled	—	—	—	334	334
Mandatorily redeemable capital stock	—	5,495	38,068	—	43,563

Subtotal - total contractual obligations	7,705,353	12,654,598	5,935,802	8,968,534	35,264,287

Commitments and contingencies	—	—	—	—	—
Commitments for additional Advances	57,175	—	—	—	57,175
Standby letters of credit	38,190	70,492	67,475	125,771	301,928
Commitments to fund mortgage loans	22,612	—	—	—	22,612
Unused lines of credit	196,987	—	—	—	196,987

Total commitments and contingencies	314,964	70,492	67,475	125,771	578,702

Total	$8,020,317	$12,725,090	$6,003,277	$9,094,305	$35,842,989

Critical Accounting Policies and Estimates

Introduction

The preparation of financial statements in accordance with GAAP requires management to make a number of judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities (if applicable), and the reported amounts of income and expenses during the reported periods. Although management believes these judgments, estimates, and assumptions to be reasonable and accurate, actual results may differ and could have a material impact on our stated financial position and results of operation.

We have identified four accounting policies that are critical because they require management to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Accounting for Derivatives and Hedging Activities (SFAS 133)

In accordance with SFAS 133, derivative instruments are carried at fair value and included in the Statement of Condition. Any change in the fair value of a derivative is either reflected in current period earnings and included in Net gains (losses) on derivatives and hedging activities, a component of Other income in the Statement of Income; or as a component of Accumulated other comprehensive income in the Statement of Capital, regardless of how fair value changes in the assets or liabilities being hedged may be treated. The accounting framework imposed by SFAS 133 introduces the potential for considerable income volatility. Specifically, a mismatch can exist between the timing of income and expense recognition from assets or liabilities and income effects of derivative instruments positioned to mitigate market risk associated with those assets or liabilities. Therefore, during periods of significant changes in interest rates and due to other market factors, we may experience greater volatility.

Generally, we strive to use derivatives that effectively hedge specific assets or liabilities and qualify for fair value hedge accounting. Fair value hedge accounting allows for offsetting changes in fair value attributable to the hedged risk in the hedged item to also be recorded in the current period through either of two generally acceptable accounting methods:

•	Short-cut method. Certain highly effective hedges that use interest rate swaps as the hedging instrument and that meet certain criteria can qualify for “short-cut” fair value hedge accounting. Short-cut accounting allows for the assumption of no ineffectiveness, which means the fair value change in the hedged item can be assumed to be equal to the fair value change in the derivative, thus resulting in no net impact in either the Statement of Condition or the Statement of Income. Interest rate swaps hedging fixed-rate bullet Advances and certain available-for-sale investments typically qualify for short-cut accounting; and, therefore, this method is utilized. Interest rate swaps hedging CO Bonds typically do not qualify for short-cut accounting. We currently have no interest rate swaps hedging CO Bonds using this method.

•	Long-haul method. For those hedges that do not qualify for short-cut treatment, the fair value change in the hedged item must be measured separately from the derivative, and effectiveness testing must be performed with results within established tolerances. The effectiveness test is performed both at the hedge’s inception and on a quarterly basis thereafter, using regression or statistical analyses. We intentionally match the terms between the derivative and the hedged item. Should effectiveness testing fail and the hedge no longer qualify for hedge accounting in accordance with SFAS 133, the derivative would be adjusted to fair value through current earnings without any offset related to the hedged item.

We have designed our use of derivatives to be effective pursuant to SFAS 133 in offsetting changes in the hedged risk of the designated balance sheet instruments. Accordingly, we are permitted to classify most of our derivative transactions so that they receive either short-cut or long-haul fair value hedge accounting treatment.

Although the majority of our derivatives qualify for fair value hedge accounting, we carry certain derivatives that do not qualify for fair value hedge accounting or other economic hedges for asset/liability management purposes. The changes in the fair value of these derivatives designated as economic hedges are recorded in current period earnings as an increase or decrease to Net gain (loss) on derivatives and hedging activities.

In accordance with Finance Board regulations and policies, we have executed all derivatives to reduce market risk exposure, not for speculation or solely for earnings enhancement. As in past years, all outstanding derivatives hedge specific assets, liabilities, or mandatory delivery contracts under MPP, or are stand-alone derivatives used for asset/liability management purposes.

As noted below under the “Fair Values” portion of Critical Accounting Policies and Estimates, all derivatives are presented in the Statement of Condition at fair value based on estimates of the market price as of the financial statement date.

The use of estimates to determine the derivative’s fair value has a great impact on current period earnings for all hedges, both those in fair value hedging relationships and those in economic hedging relationships. Although this estimation and valuation process can present earnings volatility during the periods the derivative instrument is held, the estimation and valuation process does not have any net long-term economic effect or result in cash flows if the derivative and the hedged item are held to maturity. Since these fair values fluctuate throughout the hedge period and eventually return to zero (or par value) on the maturity date, the effect of such adjustments is normally only a timing issue.

Accounting for Premiums and Discounts and Other Costs Associated with Originating or Acquiring Mortgage Loans and MBS (SFAS 91)

When we purchase mortgage loans under MPP or purchase MBS or ABS, we may not pay the seller the exact amount of the unpaid principal balance. If we pay more than the unpaid principal balance, and purchase the mortgage assets at a premium, the premium reduces the yield we recognize on the assets below the coupon amount. Conversely, if we pay less than the unpaid principal balance and purchase the mortgage assets at a discount, the discount increases the yield above the coupon amount. Similarly, gains and losses associated with terminated fair value hedges are included in the basis of the mortgage loan and amortized accordingly. Losses are accreted along with discounts, while gains are amortized along with premiums to increase or decrease the coupon yield on the mortgage loan.

The amortization/accretion of MPP mortgage loans is recognized in current period earnings as a decrease/increase to mortgage loan income reported as a component of Interest income in the Statement of Income. An offsetting adjustment is made to the asset’s net carrying value and is included in Mortgage loans held for portfolio, net in the Statement of Condition.

The majority of MBS and ABS have been purchased at a discount. The accretion of MBS and ABS discount is recognized in current period earnings as an increase to Held-to-maturity securities, members and non-members income reported as a component of Interest income in the Statement of Income. An offsetting adjustment is made to the asset’s net carrying value and is included in Held-to-maturity securities in the Statement of Condition.

In accordance with SFAS 91, we defer and amortize/accrete premiums/discounts and gains/losses into Interest income over the estimated life of the assets using the level-yield method. To arrive at this recognition:

•	Individual mortgages are purchased with a premium or discount under MPP according to the executed mandatory delivery contract. These individual mortgage instruments are then aggregated into multiple portfolios, called pools, according to common characteristics such as coupon interest rate, final original maturity (typically 15 years and 30 years), calendar quarter and year purchased, and the type of mortgage (i.e., conventional or FHA); gains/losses associated with terminated fair value hedges are aggregated similarly to the MPP mortgages.

•	Premiums and discounts paid on each MBS or ABS are analyzed as a separate pool;

•	the prepayment speeds of each pool of mortgage assets (both MPP and MBS or ABS) are estimated and used to project all cash flows, including interest and return of principal;

•	the internal rate of return (level-yield) is calculated, after factoring in actual and estimated future prepayments, and applied to the amount of original premium/discount at acquisition date; and

•	a cumulative current period adjustment is made to adjust retrospectively the accumulated premium/discount for the pool to the amount required as if the new prepayment estimates had been known since the original acquisition date of the mortgage assets.

The estimated prepayment projections, therefore, have a material impact on the calculation of the amortization of certain premiums and discounts. The periodic retrospective adjustments, in an uncertain interest rate market, can be the source of considerable income volatility in the MPP and MBS/ABS portfolios.

In determining prepayment speeds for mortgage assets, projected prepayment speeds are based on monthly implied forward interest rates. We use implied forward interest rates because they are the market’s consensus of future interest rates; they are the default set of interest rates used to price and value financial instruments; and they are the interest rates that can be hedged with various instruments. We use a nationally-recognized prepayment model to determine prepayment speeds.

Provision for Credit Losses (SFAS 114, Accounting by Creditors for Impairment of a Loan)

Advances. Based on the collateral held as security for Advances, management’s credit analyses, and prior repayment history, no allowance for losses on Advances is deemed necessary by management. We are required by Finance Board regulation to obtain sufficient collateral on Advances to protect against losses and to accept only certain collateral on Advances, such as residential mortgage loans, United States government or government agency securities, ORERC, and deposits.

At December 31, 2005, and 2004, we had rights to collateral, either loans or securities, on a member-by-member basis, with an estimated fair value in excess of outstanding Advances. Management believes that policies and procedures are in place to effectively manage our credit risk.

Mortgage Loans Acquired under MPP. We acquire both FHA and conventional fixed-rate mortgage loans under MPP. FHA loans are government-guaranteed and, consequently, we have determined that no allowance for losses is deemed necessary for such loans. Conventional loans, in addition to having the related real estate as collateral, are also credit-enhanced by primary mortgage insurance (if applicable), the member’s LRA, and SMI prior to our having a credit loss obligation. As a result of the homeowner’s equity, primary mortgage insurance (if applicable), member’s LRA, and the SMI, any potential loss to us generally would not occur unless the overall loss exceeded at least 50% of the home’s original value.

Our loan loss reserve policy is based on management’s estimate of probable credit losses inherent in the mortgage loan portfolio as of the balance sheet date. We have developed a systematic approach for reviewing the adequacy of the allowance for credit losses. A review using this methodology is performed on a quarterly basis, which includes:

•	considering all conventional loans purchased under the MPP; we segregate the loans purchased into “pools” for review and analysis; each pool is comprised of groups of loans consisting of smaller-balance homogeneous loans that are evaluated collectively for impairment;

•	evaluating the overall loan portfolio based on the current performance of the underlying mortgage loan pool including the use of vintage analysis to track delinquencies;

•	monitoring mortgage loan delinquencies from origination through the various stages of the pool’s life cycle;

•	a review of historical loss rates for each pool over a designated time period, adjusted for changes in economic conditions and internal trends;

•	applying the general loss percentage to the outstanding mortgage loan portfolio to determine if a reserve is required to cover expected future losses;

•	determining the value of any insurance programs or policies or other credit enhancement replacements on any properties included in each pool, and;

•	reviewing the necessary reserve for loans deemed to pose a risk of loss after taking into consideration the estimated liquidation value of the real estate collateral held and the amount of the other credit enhancements, including the LRA and SMI.

If we had losses in excess of the estimated liquidation value of collateral held, LRA and SMI, these would be recognized credit losses for financial reporting purposes. Since the inception of MPP, we have not experienced any losses on the MPP portfolio, and none are anticipated at this time.

The allowance for credit losses on mortgage loans acquired under MPP was $0 as of December 31, 2005 and 2004.

Fair Value Estimates

Certain assets and liabilities, including investments classified as available-for-sale and trading securities held at fair value, and all derivatives, are presented in the Statement of Condition at fair value. In accordance with GAAP, the fair value of an asset or liability is the amount at which that asset could be bought or sold or the amount at which that liability could be incurred or settled in a current transaction between willing parties, other than in liquidation. Fair values play an important role in the valuation of certain of our assets, liabilities, and derivative transactions. In certain instances, management also estimates the fair value of collateral that borrowers pledge against Advances to assume that collateral is sufficient to meet regulatory requirements and to protect against a loss.

Generally, fair values are based on available market information, our internal valuation models, and a pricing model validation process which follows the Finance Board’s guidelines. Pricing models and their underlying assumptions are based on management’s best estimates for discount rates, prepayments, market volatility, and other factors. These assumptions may have a significant effect on the reported fair values of assets and liabilities, including derivatives, and the related income and expense. There are inherent limitations in any estimation technique or valuation process. The use of different assumptions as well as changes in market conditions could significantly affect our financial position, and the fair values may not represent the actual values of the financial instruments that could have been realized as of year end or that will be realized in the future. These assumptions and their effect on reported operating results are discussed in further detail above under “Accounting for Derivatives and Hedging Activities.”

Recent Accounting and Regulatory Developments

Accounting Developments

FSP FAS 115-1 and 124-1. The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. On November 3, 2005, the FASB issued its Staff Position (“FSP”) 115-1, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP 115-1 and FAS 124-1 is effective for reporting periods beginning after December 15, 2005, with early adoption being permitted. This FSP did not have a material impact on our results of operations or financial condition at the time of adoption on January 1, 2006.

FSP FAS 131-a, Determining Whether Operating Segments have “Similar Economic Characteristics” under Paragraph 17, of FASB Statement No. 131, Disclosures About Segments of an Enterprise and Related Information(“SFAS 131”). This proposed FASB staff position (“FSP”) will provide guidance on how to determine whether two or more operating segments have “similar economic characteristics” for purposes of proper application of SFAS 131. SFAS 131 permits two or more operating segments to be aggregated into a single segment if the segments have similar economic characteristics, and are similar in five other aggregation criteria. Specifically, the FSP will address whether both quantitative and qualitative factors should be considered for purposes of determining whether similarities exist between two or more operating segments and how an enterprise identifies the factors to consider for purposes of this determination. We are currently in the process of assessing the impact of this FSP on our financial reporting segments. This FSP is effective for the first reporting period beginning after December 15, 2005.

SFAS 150. The FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (herein referred to as “SFAS 150”) in May 2003. This statement establishes a standard for how certain financial instruments with characteristics of both liabilities and equity are classified in the financial statements and provides accounting guidance for, among other things, mandatorily redeemable financial instruments.

The Federal Home Loan Banks became subject to SFAS 150 for the first fiscal period beginning after December 15, 2003 (effectively beginning January 1, 2004). This is due to the fact that the Federal Home Loan Banks are becoming SEC registrants only as to their equity securities which are not traded in a public market. They are not, and are not required to be, SEC registrants with respect to their debt securities, even though those securities are publicly traded. See “Item 1. Business - Funding Sources” herein. The Federal Home Loan Banks have historically provided combined financial statements through the Office of Finance, as required by Finance Board regulation, with respect to their debt securities.

The Federal Home Loan Banks adopted SFAS 150 on January 1, 2004. In compliance with SFAS 150, we reclassify stock subject to redemption from equity to liability once a member gives notice to redeem, and gives notice of intent to withdraw from membership, or attains non-member status by merger or acquisition (including out-of-district acquisitions), charter termination, or involuntary termination from membership, since the shares of capital stock will then meet the definition of a mandatorily redeemable financial instrument. Shares of capital stock meeting this definition are reclassified as a liability at fair value. Excess shares of capital stock for which a redemption request has been submitted are not mandatorily redeemable because the request does not include a notice of termination of membership, the member may revoke its request at any time, and the amount ultimately redeemed is contingent on the member’s stock requirements on the redemption date. Shares of capital stock meeting this definition are not reclassified as a liability.

Dividends related to capital stock classified as a liability are accrued at the expected dividend rate and reported as Interest expense in the Statement of Income. Once settled, the repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in the financing activities section of the Statement of Cash Flows.

If a member cancels its written notice of redemption or notice of withdrawal, we reclassify mandatorily redeemable capital stock from a liability to equity in compliance with SFAS 150. After the reclassification, dividends on the capital stock will no longer be classified as Interest expense.

As of January 1, 2004, we reclassified $5,494,700 of our outstanding capital stock as Mandatorily redeemable capital stock in the liability section of the Statement of Condition. Upon adoption, we also recorded accrued dividends related to the Mandatorily redeemable capital stock in Interest expense, with the difference between the prior carrying amount and the new value recorded as a Cumulative effect of a change in accounting principle in the Statement of Income. For the years ended December 31, 2005 and December 31, 2004, we recorded $1,543,000 and $1,011,000, respectively, of interest expense.

Although the mandatorily redeemable capital stock is not included in capital for financial reporting purposes, such outstanding stock is considered capital for regulatory purposes. See Note 14 for more information, including significant restrictions on stock redemption. Also, we calculate our AHP assessment based on net earnings before charges for AHP and interest expense on the mandatorily redeemable capital stock that has been reclassified as debt, and after the REFCORP assessment.

SFAS 154. Accounting Changes and Error Corrections. In May 2005, the FASB issued its Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS Statement No. 3 (“SFAS 154”). Unless it is impracticable to do so, SFAS 154 amends the approach under APB Opinion No. 20 to account for changes in accounting principle from the cumulative effect method to the retrospective method. Under the cumulative effect method, the cumulative effect of the change resulting from adoption of a new accounting principle is recorded in the period of change as a “cumulative effect of change in accounting principle” in the Statement of Income. Under SFAS 154, the application of the new accounting principle is applied to all prior accounting periods as if it had always been used resulting in an adjustment to all individual prior periods for the period-specific effects of applying the new principle. SFAS 154 provides convergence among international standards and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement was issued. However, management plans to adopt the provisions of this standard for any accounting changes or error corrections on or after January 1, 2006.

SFAS 155. On February 16, 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (“SFAS 155”), which resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets (DIG Issue D1). SFAS 155 amends SFAS 133 to simplify the accounting for certain derivatives embedded in other financial instruments (a hybrid financial instrument) by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise required bifurcation, provided that the entire hybrid financial instrument is accounted for on a fair value basis. SFAS 155 also establishes the requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, which replaces the interim guidance in DIG Issue D1. SFAS 155 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of FASB Statement 125 (“SFAS 140”) to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to beneficial interests other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Bank), with earlier adoption allowed. The Bank has not yet determined the effect that the implementation of SFAS 155 will have on its earnings or statement of financial position.

Exposure Drafts, FAS 140. These exposure drafts propose three amendments to Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”(“FAS 140”): (1) revises and clarifies the derecognition requirements for financial assets and the initial measurement of interests related to transferred financial assets that are held by the transferor; (2) relates to the accounting for hybrid financial instruments and would affect the accounting for beneficial interests and would also amend FAS 133; and (3) relates to the accounting for servicing of financial assets. These proposed statements would apply at the earlier of fiscal years beginning after December 15, 2005, or fiscal years beginning during the quarter in which the final statement is issued.

SFAS Exposure Draft: Fair Value Measurement. This exposure draft proposed by the Financial Accounting Standards Board defines fair value as “an estimate of the price that could be received for an asset or paid to settle a liability in a current transaction between marketplace participants that are both able and willing to transact in the reference market for the asset or liability” and provides further guidance regarding three valuation techniques to consider when estimating fair value, including 1) the market approach, which estimates the fair value of the asset or liability based on observable prices and other data from transactions involving identical, similar, or otherwise comparable assets or liabilities; 2) the income approach, which estimates the fair value by converting future amounts to a single amount, incorporating present value techniques and option pricing models; and, 3) the cost approach, which estimates the fair value of an asset based on the amount that currently would be required to replace its service capacity, considering replacement cost of a substitute asset of comparable utility adjusted for obsolescence. In addition, the use of all three valuation techniques emphasizes the use of market inputs or assumptions and data that marketplace participants would use in their estimates of fair value. The proposed effective date for this standard is for fiscal years beginning after June 15, 2006. We will adopt this standard when it becomes effective and do not expect it to have a material impact on our results of operations or financial condition at the time of adoption.

DIG Issue B38 and DIG Issue B39. On June 30, 2005, the FASB issued Derivatives Implementation Group (“DIG”) Issue B38, Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option (“DIG Issue B38”) and DIG Issue B39, Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor. (“DIG Issue B39”). DIG Issue B38 addresses an application issue when applying SFAS 133, paragraph 12(c) to a put option or call option (including a prepayment option) embedded in a debt instrument. DIG Issue B39 addresses the conditions in SFAS 133, paragraph 13(b) as they relate to whether an embedded call option in a hybrid instrument containing a host contract is clearly and closely related to the host contract if the right to accelerate the settlement of debt is exercisable only by the debtor. DIG Issues B38 and B39 become effective for periods beginning after December 15, 2005. DIG Issues B38 and B39 did not have a material impact on our results of operations or financial condition at the time of adoption on January 1, 2006.

Regulatory Developments

Proposed Changes in GSE Regulation

From mid-2003, the housing-related GSEs, including the Federal Home Loan Banks, have come under increased scrutiny by Congress because of accounting and financial issues raised by certain regulatory agencies. Consequently, numerous legislative proposals have been introduced in Congress for the purpose of enhancing regulatory oversight. Some of the proposals have included capping the size of Fannie Mae’s and Freddie Mac’s mortgage portfolios, creation of a new affordable housing fund from Fannie Mae’s and Freddie Mac’s profits, and the combination of the Office of Federal Housing Enterprise Oversight, which regulates Fannie Mae and Freddie Mac, and the Finance Board into a new regulatory agency. The U. S. House of Representatives passed a bill containing these provisions in October 2005. Other bills have been introduced in the U.S. Senate. If the Senate passes a bill which differs from the House bill, the competing bills will have to go to a joint conference committee to resolve all differences before final legislation can be enacted. It is impossible to predict what, if any, provisions relating to the Finance Board and the Federal Home Loan Banks will be included in any legislation that might be approved by Congress, and whether any such change in regulatory structure will be signed into law. Any changes made by Congress to the housing-related GSEs’ regulatory structure may also impact the structure and operation of the Office of Finance. These changes could have a material adverse effect on future earnings, shareholder returns, and the ability to fulfill our mission.

Acquired Member Asset Regulation

The Federal Home Loan Banks purchase mortgage loans from their members under the acquired member asset regulations of the Finance Board. In July 2003, the Finance Board published a proposed rule to amend the regulation to place greater responsibility with each Federal Home Loan Bank to design and manage its own acquired member asset program. The Finance Board withdrew the proposal in September 2003 to allow for consideration of a new proposed rule at a later time.

Multi-district Membership

Through mid-2003, the Finance Board continued its consideration of whether or not a member institution that operates in more than one Federal Home Loan Bank district should be allowed to belong to more than one Federal Home Loan Bank. The complexity of this issue has made it a controversial one. It is uncertain how multi-district membership would affect competition among the 12 Federal Home Loan Banks and operational matters, such as capital stock requirements, collateral, and voting rights in board of director elections. The Finance Board’s legal authority to approve multi-district membership has also been questioned. The Finance Board announced in September 2003 that no action affecting the entire FHLB System would be taken in the near future.

Our Federal Home Loan Bank district (comprised of Indiana and Michigan) has a number of large institutions that are part of holding companies headquartered outside the district. Several of our large customers may become members of other Federal Home Loan Banks, if certain forms of multi-district membership are eventually adopted, which could increase the competition that already exists among various Federal Home Loan Banks. However, in such an event, it is also possible that those members could continue to be members of our Bank and use our services. As of December 31, 2005, thirteen members that are controlled by entities located outside Indiana and Michigan accounted for 34% of all Advances outstanding, at par.

Federal Reserve Payment System Risk

In September 2004, the Federal Reserve Board announced that, beginning in July 2006, it will require Federal Reserve Banks to release interest and principal payments on securities issued by GSEs and international organizations only when the issuer’s Federal Reserve account contains sufficient funds to cover these payments. The Federal Reserve Banks have been processing and posting these payments to depository institutions’ Federal Reserve accounts by 9:15 a.m. Eastern Time, the same posting time as for U.S. Treasury interest and principal payments, even if the issuer has not fully funded its payments. A Federal Industry Working Group on Payment Systems Risk Policy Changes has been established to identify market disruptions and help market participants determine and understand the new payment environment in order for system changes to be implemented and tested prior to the policy change effective date. The Federal Home Loan Banks and the Office of Finance are working collectively, and individually, to modify debt issuance and cash management practices to ensure a smooth transition to the new Federal Reserve policy. However, it is not possible to predict with certainty the actual effect the Federal Reserve policy changes will have on the Federal Home Loan Banks, individually or collectively, until the implementation in July 2006.

Predatory Lending Laws

Various states and municipalities have passed laws regulating the making of certain mortgage loans generally considered high cost for the community. Assignee liability, including civil or criminal liability, may pass from the originator of the loan to our Bank. These laws may adversely affect our ability to take collateral to support an Advance. With respect to MPP purchases, some loans may no longer be eligible for purchase, or we may be required to provide additional risk-based capital to support certain MPP loans purchased. The Finance Board has advised all of the Federal Home Loan Banks that they must have policies and procedures in place with respect to buying MPP loans or taking loans as collateral that might violate predatory lending laws. In November 2005, our board adopted policies for both Advances collateral and the MPP that prohibit the pledge or sale of such loans by our members to us.

Proposed Excess Stock Limitations and Retained Earnings Requirements

In March 2006, the Finance Board issued a proposed rule with respect to the Federal Home Loan Banks’ retained earnings policies and their ability to hold excess capital stock. The proposed rule includes a specific formula for calculating retained earnings, a limitation on the amount of excess stock that may be held and restrictions on the payment of dividends if a bank does not meet the minimum retained earnings requirement in any quarter. The proposed rule will be subject to a 120-day comment period after publication in the Federal Register. It is not clear when a final rule will then be adopted and how the comments received might alter the provisions now in the proposed rule.

Risk Management

We have the potential for exposure to a number of risks in pursuing our business objectives. One primary risk, market risk, is discussed in detail below under “Quantitative and Qualitative Disclosures about Market Risk.” Other critical risks may be broadly classified as credit, liquidity, operational, and business. We have established policies and practices to evaluate and actively manage these risk positions. Proper identification, assessment, and management of risks, complemented by adequate internal controls, are critical components in our strategy to serve our members, protect our bondholders, compete in the financial services industry, and prosper over the long term.

Active risk management is an integral part of our operations. Our goal is not necessarily to eliminate risk, which is an inherent part of our business activities, but to manage risk by setting appropriate limits and developing internal processes to ensure an appropriate risk profile. The Finance Board establishes certain risk-related compliance requirements. In addition, our board of directors establishes compliance requirements that allow us to operate within an agreed-upon risk profile. This is specified through our RMP, which serves as the key policy to address our exposures to market, credit, liquidity, business, and operational risks.

Effective risk management programs include not only conformance to specific risk management practices through RMP requirements but also strong board involvement. Our board has established a finance committee that provides focus and direction for our risk management process. Further, pursuant to the RMP, we have established internal management committees to focus on risk management. The Financial Policy Committee consists of senior managers who routinely review and evaluate our risk positions. A Market Risk Committee meets monthly to review detailed analytical market risk reports and compliance information and develop appropriate funding and hedging strategies related to risk taking. A Credit Risk Committee develops policies and guidelines regarding the management of our exposure to credit risk within our various portfolios.

The ability to estimate potential adverse changes in our market value of equity (the difference between the estimated market value of assets and liabilities) that could arise from changes in market conditions is a key element of managing interest rate risk. Significant resources are devoted to assure that risk-taking activities are limited to levels that are consistent with board-approved policy.

Our risk assessment process is designed to identify and evaluate all material risks, including both quantitative and qualitative aspects, which could adversely affect our financial performance objectives and compliance requirements. This process provides a structured and disciplined approach that aligns strategy, processes, people, technology, and knowledge for the purpose of identifying, evaluating, and managing the risks we face as we pursue our mission.

In order to further improve our strong risk management structure, we have formed a new Enterprise Risk Management division to provide a formal process for an independent review and evaluation of Bank-wide risk and risk-related issues.

Business unit managers play a significant role in this process, as they are best positioned to understand and report on the risks inherent in the internal control structure surrounding their respective operations. Assessments identify the inherent risks within each of the key processes, the controls and strategies in place to manage those risks, the primary weaknesses and the actions to be undertaken to address identified weaknesses. The results of these assessments are summarized in an annual risk assessment report, which is reviewed by senior management and the board.

Credit Risk Management

Credit risk is the risk that members or other counterparties may be unable to meet their contractual obligations, or that the value of an obligation will decline as a result of deterioration in creditworthiness. We face credit risk on Advances and other credit products, investments, mortgage loans, derivative financial instruments, and AHP grants. The most important step in the management of credit risk is the initial decision to extend credit. We also manage credit risk by following established policies, evaluating the creditworthiness of our members and counterparties, and utilizing collateral agreements and settlement netting. Periodic monitoring of members and other counterparties is performed for all areas where we are exposed to credit risk.

The Bank’s outstanding loans, non-accrual loans, and loans 90 days or more past due and accruing interest as of and for the five years ended December 31, 2005, are as follows.

Loan Portfolio Analysis

($ amounts in thousands)

	As of and for the Year Ended December 31,
	2005	2004	2003	2002	2001
Advances, current	$25,813,862	$25,231,074	$28,924,713	$28,943,725	$26,399,141
Real estate mortgages	9,540,145	7,761,767	7,433,231	5,410,341	394,771
Non-accrual loan participations (1)	2	3	3	8	—
Real estate mortgages past due 90 days or more and still accruing interest(2)	56,322	46,747	39,034	10,572	668
Interest contractually due during the year	452,753	383,572	357,601	182,432	6,735
Interest actually received during the year	452,753	383,572	357,601	182,432	6,735

Shortfall(2)	$—	$—	$—	$—	$—

(1)	Non-accrual loans include our residual participation in conventional loans not part of the MPP.
(2)	Interest on MPP is advanced by the servicer based upon scheduled principal and scheduled interest payments and therefore will not reflect the actual shortfall associated with non-accruing loans. The monthly delinquency information reported as of year end is provided by the PFI through the master servicer one month behind the actual mortgage loan balance activity.

An analysis of real estate mortgages past due 90 days or more and still accruing interest and the percentage of those loans to the total real estate mortgages outstanding as of December 31, 2005, December 31, 2004, and December 31, 2003 are:

Real Estate Mortgages Past Due 90 Days or More

($ amounts in thousands)

	December 31,
	2005	2004	2003
Total Conventional mortgage loan delinquencies	22,461	16,694	11,161
Total Conventional mortgage loans outstanding, at par	$8,535,345	$6,793,866	$6,467,526
Percentage of delinquent conventional loans	0.26%	0.25%	0.17%

Total FHA mortgage loan delinquencies	33,861	30,053	27,873
Total FHA mortgage loans outstanding, at par	$952,399	$911,551	$910,621
Percentage of delinquent mortgage loans	3.56%	3.30%	3.06%

Total mortgage loan delinquencies	56,322	46,747	39,034
Total mortgage loans outstanding, at par	$9,487,744	$7,705,417	$7,378,147
Percentage of delinquent mortgage loans	0.59%	0.61%	0.53%

The 90 day delinquency ratio for conventional mortgages has increased from 0.17% to 0.26% during the period 2003 to 2005. It is typical for mortgage delinquencies to increase during the first few years of a loan’s life. Since our portfolio contains relatively new loans, the delinquency ratio is increasing as the loans age. The increase in the delinquency rate for 2005 is attributable to the increase in loans outstanding during 2005.

For government-insured mortgages, the borrower’s credit is typically weaker, resulting in higher delinquency ratios. We rely on government insurance, as well as quality control processes, to maintain the credit quality of this portfolio.

We had only $2,000 and $3,000 of residual non-accrual mortgage loans outstanding at December 31, 2005 and 2004, respectively, as all of our MPP loans have been purchased under scheduled principal/scheduled interest agreements. Although we have had no loan charge-offs in the three years ending December 31, 2005, our policy is to charge-off a loan against our loan loss reserve when, after foreclosure, the liquidation value of the real estate collateral plus credit enhancements does not cover our mortgage loan balance outstanding; or when an estimated or known loss exists. Loans are considered impaired based upon a review of the smaller balance homogenous loan pools taking into consideration observable claims, such as delinquency statistics, past performance, current performance, loan portfolio characteristics, collateral valuations, industry data and prevailing economic conditions, the member’s credit enhancement through the LRA and SMI coverage and outstanding claims against such coverage.

The allowance for credit losses on real estate mortgage loans as of and for the five years ended December 31, 2005, is as follows.

Allowance for Credit Losses

As of and for the Year Ended December 31,

($ amounts in thousands)

	2005	2004	2003	2002	2001
Balance at the beginning of period	$0	$574	$265	$6	$6
Charge-offs	—	—	—	—	—
Recoveries	—	—	—	—	—

Net (charge-offs) recoveries	—	—	—	—	—
Provisions for credit losses	—	(574)	309	259	—

Balance at end of period	$0	$0	$574	$265	$6

Advances. We have never experienced a credit loss on an Advance to a member in our more than 70 years of existence. We manage our exposure to credit risk on Advances through a combined approach that provides ongoing review of the financial condition of our borrowers coupled with a conservative collateral policy. Protection is provided via thorough underwriting and collateralization before Advances are issued. Quarterly or annual credit analyses are performed on existing borrowers, with the frequency depending primarily on the financial condition of the borrower.

All credit products extended to a member must be fully collateralized by the member’s pledge of eligible assets. Each borrowing member and its affiliates that hold collateral are required to grant us a security interest in such collateral. All such security interests held by us are afforded a priority by the Competitive Equality Banking Act over the claims of any party, including any receiver, conservator, trustee, or similar party having rights as a lien creditor, except for claims held by actual bona fide purchasers for value or by parties that are secured by actual perfected security interests, provided that such claims would otherwise be entitled to priority under applicable law. In addition, our claims are given certain preferences pursuant to the receivership provisions of the Federal Deposit Insurance Act. Based on these factors, we do not typically require our borrowing members to deliver collateral, other than securities collateral. Further, we now file UCC-1 financing statements against all borrowing members and any affiliate that pledges collateral. This gives us a perfected security interest with priority over all creditors unless a secured creditor perfects their interest by taking possession of our collateral without notice of our lien.

We take collateral on a blanket, specific listing, or delivery basis depending on the credit quality of the borrower. Acceptable collateral includes certain investment securities, one-to-four family mortgages, deposits, and certain ORERC assets. We are gradually implementing acceptance of newer collateral types as specified by the GLB Act. Typically, Advances must be over-collateralized based on the type of collateral, with requirements ranging from 100% for deposits (cash) to 145% for residential mortgages held under blanket lien status. Less traditional types of collateral such as home equity loans and commercial real estate loans have coverage ratios up to 300%. In 2004, we added staff to perform periodic collateral audits on each of our borrowing members, rather than rely on our prior practice of using verifications performed by members’ external auditors. This change has significantly improved our ability to evaluate the quality of our members’ collateral. Due to the security provided by collateral, management does not believe that loan loss reserves need to be held against Advances.

Credit risk can be magnified if the lender concentrates its portfolio in a few borrowers. Because of our limited territory, Indiana and Michigan, and because of continuing consolidation among the financial institutions that comprise the members of the 12 Federal Home Loan Banks, we have only a limited pool of large borrowers. Concentration among those borrowers has declined, but still presents a risk consideration. As of the end 2005, our top three borrowers held 43.7% of total Advances outstanding, at par. Because of this concentration in Advances, we perform frequent credit and collateral reviews on our largest borrowers. In addition, we analyze the implications to our financial management and profitability if we were to lose the business of one or more of these customers.

AHP. Our AHP requires members and project sponsors to make commitments with respect to the usage of the AHP grants to assist very low-, low-, and moderate-income families, as defined by regulation. If these commitments are not met, we may have the obligation to recapture these funds from the member or project sponsor or to replenish the AHP fund. This credit exposure is not explicitly collateralized but is addressed in part by evaluating project feasibility at the time of an award and the ongoing monitoring of AHP projects.

Investments. We are also exposed to credit risk through our investment portfolios. The RMP restricts the acquisition of investments to high-quality, short-term money market instruments and highly rated long-term securities. The short-term investment portfolio represents unsecured credit. Therefore, counterparty ratings, performance, and capital adequacy are monitored on a daily basis in an effort to mitigate unsecured credit risk on the short-term investments. MBS and ABS represent the majority of our long-term investments. We primarily hold S&P AAA-rated private-issue and GSE-issued MBS and ABS and collateralized mortgage obligations secured by whole loans. All of our MBS and ABS portfolios and 100% of our agency investments are rated AAA by S&P.

Certain limitations govern exposure to investments with our unsecured counterparties. For example, to be eligible for short-term investments, counterparties must be (1) FDIC-insured or be a U.S. office of a foreign bank; (2) meet specific capital requirements; and (3) have a long-term S&P rating of BBB or better. Other policy restrictions include the permissible length of maturity terms assigned by rating levels and special limits set for the aggregate amount of investment in counterparties within the same affiliated group. Each broker-dealer we use also must be analyzed and meet certain policy requirements.

The following tables present “Credit Ratings by Investment Activity” as of December 31, 2005, and December 31, 2004.

Credit Ratings by Investment Activity

As of December 31, 2005

($ amounts in thousands, at carrying value)

	Highest Rating Level	Second Highest Rating level	Third Highest Rating Level	Fourth Highest Rating Level	Total
State or local housing agency obligations	$13,585	$—	$—	$—	$13,585
MBS and ABS	6,849,679	—	—	—	6,849,679
Interest-bearing deposits	—	645,312	269,000	—	914,312
Federal funds sold	—	3,631,500	978,500	45,000	4,655,000

Total investments	$6,863,264	$4,276,812	$1,247,500	$45,000	$12,432,576

Percentage of total	55.2%	34.4%	10.0%	0.4%	100.0%

Credit Ratings by Investment Activity

As of December 31, 2004

($ amounts in thousands, at carrying value)

	Highest Rating Level	Second Highest Rating level	Third Highest Rating Level	Fourth Highest Rating Level	Total
U.S. GSEs	$1,157,080	—	—	—	$1,157,080
State or local housing agency obligations	20,195	—	—	—	20,195
MBS and ABS	6,136,482	—	—	—	6,136,482
Interest-bearing deposits	75	$418,570	$92,000	—	510,645
Federal funds sold	—	852,000	2,188,000	$240,000	3,280,000

Total investments	$7,313,832	$1,270,570	$2,280,000	$240,000	$11,104,402

Percentage of total	65.9%	11.4%	20.5%	2.2%	100.0%

Applicable rating levels are determined using the lowest, relevant, long-term rating from Fitch, Moody’s, and S&P ratings agencies. The highest S&P rating level is AAA, the second highest is AA, the third highest is A, and the fourth highest is BBB. In addition, rating modifiers are ignored when determining the applicable rating level for a given counterparty.

MPP. We are exposed to credit risk on loans purchased from members through the MPP. In the MPP, we establish an LRA for each pool of loans purchased that is funded over time from the monthly interest payment on the mortgages in that pool, and is recorded as an increase to Other liabilities in the Statement of Condition. These funds are available to cover losses in excess of the borrower’s equity and primary mortgage insurance, if any, on the loans we have purchased. The amount to be deposited monthly to an LRA, which ranges from 0.07% to 0.10% per annum of the outstanding balance of the pool, is established at the time the PFI enters into a master commitment contract, and is based on the size of the pool and the expected credit quality of the loans to be purchased. LRA funds are available to cover credit losses on any loan in the pool, and funds not used to cover losses are paid to the participating member over time and are recorded as a decrease to Other liabilities in the Statement of Condition. This provides an incentive for members to sell us high quality loans. The minimum LRA balance required before funds can be returned to the PFI ranges from 0.30% to 0.50% of the outstanding balance of the loans in the pool. This amount is also established in the master commitment contract and varies with the size of the pool and the overall credit quality of the loans. Once the LRA balance reaches the minimum requirement, any funds in excess of the required amount are returned to the PFI monthly. Beginning in April 2005, new master commitment contracts also stipulate that no LRA funds can be returned to the PFI until the later of five years from the date of the master servicing contract, or the date the minimum balance is achieved. However, this can be negotiated on contracts of $100 million or greater.

In addition to the LRAs, we have credit protection from loss on each loan through SMI, which provides sufficient insurance to prevent any loss in excess of 50% or more of the home’s original value; we will absorb losses beyond that level. SMI premiums are funded from the monthly interest payments on the loans in the pool and range from 0.065% to 0.122% per annum of the outstanding balance of the pool. The amount of the SMI premium is determined by the size of the pool and the overall credit quality of the loans to be delivered.

Taken together, the LRA and the SMI provide credit enhancement on the pools of loans we purchase and are paid for by the PFI either from a portion of the purchase proceeds or from the monthly interest flows on the loans. The prices paid to PFIs for loans purchased under MPP are determined, in part, after deducting the cost of these credit enhancements, but also factoring in the fact that the secondary market for mortgage loans is well developed. Further, the prices paid for MPP assets are impacted by competitive market forces. The PFI, therefore, funds the LRA and SMI by receiving a reduced purchase price compared to what would have been paid if these credit enhancements were not required. Credit enhancement fees as of and for the years ended December 31, 2005, 2004, and 2003 are presented below.

Credit Enhancement Fees

($ amounts in thousands)

	For the Year Ended December 31,
	2005	2004	2003
Average conventional MPP loans outstanding	$7,834,313	$6,455,668	$5,656,126
LRA fees	6,163	4,661	3,955
SMI fees	6,792	5,233	4,611

Total Credit Enhancement fees	$12,955	$9,894	$8,566

Enhancement fees as a % of average conventional MPP loans outstanding	0.17%	0.15%	0.15%

Each pool of conventional mortgages purchased under MPP is credit enhanced through a combination of the LRA and the SMI such that it is equivalent to an S&P AA rated instrument at the time of purchase. In the first quarter of 2005, we negotiated to obtain an aggregate loss/benefit limit or “stop-loss” on any master commitment contracts that equal or exceed $35,000,000. The stop-loss is equal to the total initial principal balance multiplied by the stop-loss percentage, as is in effect from time to time, and represents the maximum aggregate amount payable by the SMI provider under the SMI policy for that pool. Even with the stop-loss provision, the aggregate of the LRA and the amount payable by the SMI provider under an SMI stop-loss contract will be equal to or greater than the amount of credit enhancement required for the pool to have an implied S&P credit rating of at least AA. This determination is made by evaluating each pool of loans using the statistical model LEVELS™ provided by S&P. Thereafter, the quality of MPP assets is monitored through the tracking of delinquencies and charges against the LRA and SMI. Providers of primary mortgage insurance and SMI must be AA rated. We ensure that we purchase only high quality loans by using careful procedures for delegated underwriting and document control. To be eligible to sell under the MPP, a member must submit extensive documentation of its mortgage operations and undergo a review of policies and procedures. Loans must meet underwriting guidelines that are similar to those of other secondary market purchasers and mortgage insurance companies. Further, we employ quality assurance sampling techniques to examine underwriting and documentation.

Loans in the MPP are well dispersed geographically, as shown in the following table.

Geographic Concentration of MPP Loans (1)(2)

	As of December 31,
	2005	2004
Midwest	30.6%	30.4%
Northeast	11.6%	10.9%
Southeast	21.4%	21.4%
Southwest	22.9%	22.3%
West	13.5%	15.0%

Total	100.0%	100.0%

(1)	Percentages calculated based on the unpaid principal balance at the end of each period.
(2)	Midwest includes IA, IL, IN, MI, MN, ND, NE, OH, SD, and WI.

Northeast includes CT, DE, MA, ME, NH, NJ, NY, PA, RI, and VT.

Southeast includes AL, DC, FL, GA, KY, MD, MS, NC, SC, TN, VA, and WV.

Southwest includes AR, AZ, CO, KS, LA, MO, NM, OK, TX, and UT.

West includes AK, CA, HI, ID, MT, NV, OR, WA, and WY.

The MPP mortgage loans held for portfolio are disbursed across all fifty states and the District of Columbia. No single zip code represented more than 1% of MPP loans outstanding at December 31, 2005 or December 31, 2004. The median size of an outstanding MPP loan was approximately $135,000 and $138,500 at December 31, 2005 and December 31, 2004, respectively.

The aggregate principal balance of underlying conventional mortgage loans that were more than 90 days delinquent was $22.5 million at December 31, 2005, $16.7 million at December 31, 2004, and $11.2 million at December 31, 2003. The increase in the amount of delinquencies from 2003 to 2005 is a function of growth in the program’s outstanding principal balance and maturity. The percentage of delinquent conventional mortgage loans equaled 0.26% of the aggregate principal balance at December 31, 2005, as compared to 0.25% of the aggregate principal balance at December 31, 2004. For government-insured (FHA) mortgages, the borrower’s credit is typically weaker, resulting in higher delinquency ratios. We rely on government insurance, as well as quality control processes, to maintain the credit quality of this portfolio.

We base the allowance for credit losses on management’s estimate of credit losses inherent in our mortgage loan portfolio as of the balance sheet date. Actual losses are first assumed by the member and offset by the members’ credit enhancement. We perform periodic reviews of our portfolio to identify the losses inherent within the portfolio and to determine the likelihood of collection of the portfolio. The overall allowance is determined by an analysis that includes consideration of various data observations such as past performance, current performance, loan portfolio characteristics, collateral valuations, the member’s credit enhancement through the LRA and SMI coverage and outstanding claims against such coverage, industry data, and prevailing economic conditions.

As a result of this analysis, we have determined that each member’s obligation for losses and the mortgage insurance coverage exceeds the inherent loss in the portfolio. Should we have losses in excess of the collateral held, LRA and SMI, these would be recognized credit losses for financial reporting purposes. Since the inception of MPP, we have not experienced any losses on the MPP portfolio, and none are anticipated at this time. Therefore, we have determined a loan loss reserve for MPP assets is not currently appropriate.

During the third quarter of 2005, the Gulf Coast and southern Atlantic coast regions of the United States experienced substantial damage from a number of severe storms, the most significant of which was Hurricane Katrina. As shown in the above table, we have mortgage loan exposure in areas that were impacted by these storms. Based upon the incomplete data currently available, including servicer on-site inspections and insurance company assessments, we are unable to determine the potential loss, if any, at this time. However, we do not believe that it is probable that we will recognize a loss due to the insurance coverage discussed below.

While residential properties were destroyed or damaged throughout the areas impacted by the storms, we anticipate that most of the properties, located in areas other than the City of New Orleans, Louisiana and surrounding parishes, will have sufficient property insurance to allow for the repair or replacement of such properties. Further, most affected persons in these areas were able to return to their employment shortly after the storms ended. Thus, there is less likelihood of mortgage loans in these areas going into default as a result of the storms.

The situation is somewhat different in the area in and around New Orleans. Hurricane Katrina, that struck this area, was the most severe of all of the storms that occurred in 2005. Further, significant damage was incurred in this area, both directly from the storm, and as a result of flooding due to failed levees and from fires resulting from downed power lines and other causes. The damage was made more severe due to the fact that, unlike a natural flood of a river or stream in which the water can recede into its original channel, the water from the breached levees had nowhere to recede and had to be mechanically removed. Thus, the flooded areas remained under water for a much longer time which may have caused additional structural and environmental damage. The amount of property insurance that may be available to cover this collateral damage is not known at this time.

In the entire FEMA-designated disaster area resulting from Hurricane Katrina, which includes areas across three states, we had 1,306 conventional loans with an outstanding principal balance of $181 million. As of December 31, 2005, this had been reduced to 1,238 loans with an outstanding principal balance of $170 million. Most of this area did not sustain flooding or other secondary damage and property insurance is anticipated to be available to cover most, if not all, of the damage. However, in the New Orleans area consisting of the City and surrounding parishes, we had 229 conventional loans with a total outstanding balance of $33 million. As of December 31, 2005, the number of loans had been reduced to 218 loans with an outstanding principal balance of $30 million. Of these, 34 loans with an outstanding principal balance of approximately $5 million were 30 days or more delinquent. Further, delinquency rates and amounts may change significantly as loan payments are restructured, insurance claims are resolved and paid, and other assistance and benefits are made available to the borrowers from state and federal programs and private sources. As more information is obtained about each loan that we own in this area and its likelihood of repayment, we will reassess our probable exposure and will take such action we believe is necessary, including the creation of a mortgage loan loss reserve, if appropriate.

Derivatives. The primary risk posed by derivative transactions is credit risk, i.e., the risk that a counterparty will fail to meet its contractual obligations on a transaction, forcing us to replace the derivative at market prices. The notional amount of interest rate exchange agreements does not measure our true credit risk exposure. Rather, when the net fair value of our interest rate exchange agreements with a counterparty is positive, this generally indicates that the counterparty owes us. When the net fair value of the interest rate exchange agreements is negative, we owe the counterparty and, therefore, we have no credit risk. If a counterparty fails to perform, credit risk is approximately equal to the fair value gain, if any, on the interest rate exchange agreement.

We manage this risk by executing derivative transactions with experienced counterparties of high credit quality, diversifying our derivatives across many counterparties, and executing transactions under master agreements that require counterparties to post collateral if we are exposed to a potential credit loss on the related derivatives exceeding an agreed-upon threshold. Collateral is collected on derivative exposures that exceed the thresholds negotiated in the individual International Swaps and Derivatives Association agreements with the counterparties. Collateral thresholds are on sliding scales tied to credit ratings. If the counterparty is highly rated by S&P and Moody’s, the threshold will be higher. Conversely, if it is rated low by S&P and Moody’s, then the threshold level will be lower. For most counterparties, the threshold level is determined by using the lower of the S&P or Moody’s rating and is more conservative than the levels defined in our RMP.

Derivative exposures are calculated by Treasury Department personnel weekly, at month end, and more frequently if there are large market movements. The values are generated by an internal valuation system. The exposure is compared to that of the counterparty, and, if there are differences, individual values are compared.

The collateral transferred between the Bank and the counterparties is usually cash; however, securities such as Treasury Securities or GSE debentures may also be eligible as collateral.

The risk of loss is low due to stringent counterparty underwriting standards, and our monitoring and management processes. Our RMP places restrictions on unsecured extensions of credit for derivative activities. In general, a derivative counterparty must have a long-term credit rating from Moody’s of at least A3 and a long-term credit rating from S&P of at least A-, have at least $250 million of tier 1 capital, be domiciled in a country with a sovereign risk rating of at least AA from S&P, and, if it is a domestic financial institution, must be FDIC insured. Credit department personnel strive to ensure these criteria are maintained through various steps, including

•	daily monitoring of communications received from Moody’s, S&P, and Fitch for ratings changes and/or any information which could adversely impact the derivative counterparty’s financial condition;

•	annual reviews summarizing the financial condition and performance of each derivative counterparty, taking into consideration such issues as capital adequacy, asset quality measures, earnings performance, and liquidity factors; and

•	performance, as needed, of financial analysis of any new, downgraded or merged derivative counterparty upon request from our investment or treasury personnel.

We have never experienced a loss on a derivative transaction due to credit default by a counterparty. Our current counterparties include large banks, broker-dealers, and other financial institutions with a significant presence in the derivatives market that are rated A or better by S&P. We also maintain a policy of requiring that interest rate exchange agreements be governed by an International Swaps and Derivative Association Master Agreement. These agreements provide for netting of amounts due to us and amounts due to counterparties, thereby reducing credit exposure.

The following table presents derivative counterparties that comprise more than 5% of our derivative portfolio as of December 31, 2005.

Counterparty Concentration

As of December 31, 2005

($ amounts in millions)

Name of Counterparty	Notional Principal	% of Notional Principal	Subsidiary Rating	Credit Exposure Before Collateral	Credit Exposure After Collateral
Deutsche Bank AG	$5,605.0	15.6%	AA-	$59.6	$—
JP Morgan Chase Bank	4,065.7	11.3%	AA-	13.7	9.2
Lehman Brothers Special Financing, Inc.	4,042.3	11.2%	A+	—	—
Credit Suisse First Boston International	2,895.9	8.1%	A+	15.2	5.7
Dresdner Bank AG	2,250.0	6.2%	A	—	—
BNP Paribas	1,996.1	5.6%	AA	—	—
HSBC Bank USA	1,987.0	5.5%	AA-	—	—
All Others	13,147.4	36.5%		8.6	6.7

Total	$35,989.4	100.0%		$97.1	$21.6

Of the remaining $13.1 billion notional principal distributed among 26 counterparties that comprise less than 5% of our derivative portfolio, $12.5 billion is distributed among 19 counterparties with S&P ratings ranging from AAA to A-. The remaining $0.6 billion notional principal outstanding relates to TBA hedges.

The following table presents derivative counterparties that comprise more than 5% of our derivative portfolio as of December 31, 2004.

Counterparty Concentration

As of December 31, 2004

($ amounts in millions)

Name of Counterparty	Notional Principal	% of Notional Principal	Subsidiary Rating	Credit Exposure Before Collateral	Credit Exposure After Collateral
Deutsche Bank AG	$4,516.6	13.81%	AA-	$—	$—
JP Morgan Chase Bank	3,799.8	11.62%	AA-	—	—
Lehman Brothers Special Financing, Inc.	2,852.4	8.72%	A	—	—
Dresdner Bank AG	2,365.0	7.23%	A	—	—
BNP Paribas	2,198.7	6.73%	AA	—	—
Credit Suisse First Boston International	2,163.4	6.62%	A+	—	—
HSBC Bank USA	1,917.0	5.86%	AA-	—	—
The Bank of New York	1,869.4	5.72%	AA-	—	—
All Others	11,011.9	33.69%		1.7	1.7

Total	$32,694.2	100.00%		$1.7	$1.7

Of the remaining $11.0 billion notional principal distributed among counterparties that comprise less than 5% of our derivative portfolio, $10.3 billion is distributed among 19 counterparties with S&P ratings ranging from AAA to A-. The remaining $0.7 billion notional principal outstanding relates to TBA hedges and intermediaries.

Our board, through the RMP, establishes maximum net unsecured credit exposure amounts per counterparty. Once the counterparty exceeds the maximum amount, the counterparty must provide collateral for additional exposures over the threshold. These thresholds are based upon the counterparty’s current credit rating, with more stringent requirements applied to lower-rated entities.

RMP Thresholds on Credit Risk Exposure

Moody’s/S&P Rating	Limit
Aaa/AAA	$50 million
Aa1, Aa2, Aa3/AA+, AA, AA	25 million
A1, A2/A+, A	10 million
A3/A	5 million
Below A3/A-	0

Most counterparty agreements are executed with lower thresholds than required under the RMP. Derivative counterparties are obligated to post collateral when we are exposed to credit losses exceeding the contractually agreed upon thresholds. The amount of collateral generally must equal the excess of the exposure over the unsecured credit exposure threshold amount. Eligible types of collateral are determined in each counterparty agreement. Acceptable collateral types include liquid instruments, such as cash, Treasury securities, and certain agency securities.

We regularly monitor the exposure of our derivative transactions by determining the market value of positions using internal pricing models. The market values generated by a pricing model are compared to dealer model results on a monthly basis to ensure that our pricing model is calibrated to actual market pricing methodologies used by the dealers. Collateral transfers required due to changes in market values are conducted on at least a weekly basis.

The following tables summarize key information on derivative counterparties. They provide information on a settlement date basis as of December 31, 2005, 2004, and 2003, respectively. There were no traded, but not settled, derivative transactions at December 31, 2005. Traded, but not settled, derivative transactions were $40 million at December 31, 2004, and $80 million at December 31, 2003.

Derivative Agreements

Counterparty Ratings

At December 31, 2005

($ amounts in millions)

S&P Rating	Number of Counterparties	Notional Principal	Percentage of Notional Principal	Credit Exposure Before Collateral	Credit Exposure Net of Collateral
AAA	2	$1,623.6	4.5%	$—	$—
AA	17	22,066.4	61.3%	80.0	15.9
A	7	11,620.6	32.3%	17.1	5.7

Total	26	35,310.6	98.1%	97.1	21.6
Others	7	678.8	1.9%	—	—

Total derivative notional	33	$35,989.4	100.0%	$97.1	$21.6

Derivative Agreements

Counterparty Ratings

At December 31, 2004

($ amounts in millions)

S&P Rating	Number of Counterparties	Notional Principal	Percentage of Notional Principal	Credit Exposure Before Collateral	Credit Exposure Net of Collateral
AAA	2	$1,816.1	5.55%	—	—
AA	15	19,437.1	59.46%	$1.6	$1.6
A	7	10,391.1	31.78%	—	—

Total	24	31,644.3	96.79%	1.6	1.6
Others	9	1,049.9	3.21%	0.1	0.1

Total derivative notional	33	$32,694.2	100.00%	$1.7	$1.7

Derivative Agreements

Counterparty Ratings

At December 31, 2003

($ amounts in millions)

S&P Rating	Number of Counterparties	Notional Principal	Percentage of Notional Principal	Credit Exposure Before Collateral	Credit Exposure Net of Collateral
AAA	3	$2,302.6	6.59%	—	—
AA	15	21,293.4	60.98%	$4.9	$4.9
A	8	11,061.9	31.68%	0.8	0.7
Below A	1	17.0	0.05%	—	—

Total	27	34,674.9	99.30%	5.7	5.6
Others	4	242.8	0.70%	0.1	0.1

Total derivative notional	31	$34,917.7	100.00%	$5.8	$5.7

At December 31, 2005, over 98% of the $36.0 billion notional amount of our outstanding derivative transactions were with counterparties rated A or better by both S&P and Moody’s. These derivative instruments were diversified among 26 counterparties at year-end 2005 to reduce our credit risk concentrations. Our maximum credit risk, before considering collateral, was $97.1 million at December 31, 2005, compared to $1.7 million at December 31, 2004, and $5.8 million at December 31, 2003. Our net exposure after collateral was approximately $21.6 million at December 31, 2005, compared to $1.7 million at December 31, 2004, and $5.7 million at December 31, 2003. The credit exposure on derivative contracts will fluctuate with changes in both interest rates and implied volatility.

Other derivative counterparties included in the notional balance outstanding at December 31, 2005, 2004, and 2003, include primarily broker dealers used to purchase or sell forward contracts relating to TBA mortgage hedges to hedge the market value of commitments on fixed-rate mortgage loans and intermediaries. All broker dealers are subjected to credit review procedures in accordance with the RMP.

Based on the current exposure, management does not anticipate any material credit loss on Advances, investments, mortgage loans, or derivatives due to our careful application of underwriting, collateralization standards, and counterparty limits, as described above.

Liquidity Risk Management

The primary objectives of liquidity risk management are to maintain the ability to meet obligations as they come due and to meet the credit needs of our member borrowers in a timely and cost-efficient manner. We routinely monitor the sources of cash available to meet liquidity needs and use various tests and guidelines to control risk.

Daily projections of liquidity requirements are calculated to maintain adequate funding for our operations. Operational liquidity levels are determined assuming sources of cash from both the FHLB System’s ongoing access to the capital markets and our holding of liquid assets to meet operational requirements in the normal course of business. Contingent liquidity levels are determined based upon the assumption of an inability to readily access the consolidated debt market for a period of five business days. These analyses include projections of cash flows and funding needs, targeted funding terms, and various funding alternatives for achieving those terms. A contingency plan allows us to maintain sufficient liquidity in the event of operational disruptions at our Bank, at the Office of Finance, or in the capital markets.

Operations Risk Management

Operations risk is the risk of unexpected losses attributable to human error, system failures, fraud, unenforceability of contracts, or inadequate internal controls and procedures. Management has implemented extensive policies and procedures to both establish and monitor internal controls, and to monitor transactions and positions. Additionally, insurance coverage has been implemented to mitigate potential losses from an operational risk. A disaster recovery plan, designed to restore critical business processes and systems in the event of disaster, is in place. Work on the off-site disaster recovery center that we opened in 2002 continued through 2005 to ensure that computer networks are backed up. The recovery center is equipped to handle staff sufficient to maintain critical operations for a number of days, and is also used to store back-up tapes, supplies and other resources specifically acquired for disaster recovery purposes. The disaster recovery center is on a separate electrical distribution grid. We entered into an agreement in 2003 with the Federal Home Loan Bank of Cincinnati to provide lending and other support in the event the other Federal Home Loan Bank is unable to maintain operations at its main facility or disaster recovery location.

For security purposes we have maintained firewalls on our computer network for many years, and we continually upgrade our network security system to meet emerging threats. Member Link, an Internet-based system of business communication with members, uses additional security to protect data, including a thorough system of passwords and user identifications. The loan acquisition system, developed to process MPP transactions, is hosted separately and uses its own extensive security to protect its integrity and that of its member users.

Significant transaction processing services, such as wire transfer and security safekeeping, use security measures to guard against fraud and human error. Among these measures are authentication systems, taped telephone conversations with members, call backs to verify certain sensitive items, review of outgoing transactions by multiple staff members, and use of a secure office environment.

An ongoing internal audit function investigates all material operational areas to provide a check on the strength of our internal controls. The Finance Board also routinely reviews operations risk in its annual on-site examinations.

We are prepared to deliver services to customers in normal operating environments as well as in the presence of significant internal or external stresses. Despite the above policies and oversight, some operational risks are beyond our control, and the failure of other parties to adequately address their operational risks could adversely affect us.

Business Risk Management

Business risk is the risk of an adverse impact on profitability resulting from external factors that may occur in both the short and long term. Business risk includes political, strategic, reputation and/or regulatory events that are beyond our control. Our board and management seek to mitigate these risks through long-term strategic planning, and by continually monitoring general economic conditions and the external environment.

A long-term strategic business plan approved annually by our board describes how we intend to achieve our mission. The plan details the strategic objectives and operating goals for each major business activity. Events that could affect our status and cost of doing business, such as actual or potential legislative and regulatory changes, are considered in the strategic planning process.

We engage in continuous efforts to identify and react to business risks. These include employing internal and external legal counsel to keep abreast of regulatory and legislative issues, as well as compliance matters. This provides our board with a base of information from which to react to the business risks that arise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that the market value or estimated fair value of our overall portfolio of assets, liabilities, and derivatives will decline as a result of changes in interest rates or financial market volatility, or that net earnings will be significantly reduced by interest rate changes. The goal of market risk management is to preserve our financial strength at all times, including during periods of significant market volatility and across a wide range of possible interest rate changes. We regularly assess our exposure to changes in interest rates using a diverse set of analyses and measures. As appropriate, we may rebalance our portfolio to help attain risk management objectives.

Our general approach toward managing interest rate risk is to acquire and maintain a portfolio of assets and liabilities that, together with their associated hedges, limits our expected interest rate sensitivity. Derivative financial instruments, primarily interest rate exchange agreements, are frequently employed to hedge the interest rate risk and embedded option risk on member Advances, structured debt, and structured agency bonds held as investments.

We have significant investments in MPP loans, MBS, and ABS. The prepayment options embedded in mortgages can result in extensions or contractions in the expected weighted average life of these investments, depending on changes in interest rates. We primarily manage the interest rate and prepayment risk associated with mortgages through debt issuance, which includes both callable and non-callable debt, to achieve cash-flow patterns and liability durations similar to those expected on the mortgage loans. By using call options, lockouts, and maturity sectors, callable debt provides an element of protection for the prepayment risk in the mortgage portfolios. The duration of callable debt, like that of a mortgage, shortens when interest rates decrease and lengthens when interest rates increase.

The prepayment option on an Advance can create interest rate risk. If a member prepays an Advance, we could suffer lower future income if the principal portion of the prepaid Advance were reinvested in lower yielding assets that continue to be funded by higher cost debt. To protect against this risk, a prepayment fee is charged that makes us financially indifferent to a borrower’s decision to prepay an Advance, thereby creating minimal market risk. See “Executive Summary – Analysis of Operating Results” and “Results of Operations” herein, and the Notes to Financial Statements for more information on prepayment fees and their impact on our financial results.

Significant resources, both in analytical computer models and highly experienced professional staff, are devoted to assuring that the level of interest rate risk in the balance sheet is accurately measured, thus allowing us to monitor the risk against policy and regulatory limits. We use an asset and liability system to calculate market values under alternative interest rate scenarios. The system analyzes our financial instruments, including derivatives, using broadly accepted algorithms with consistent and appropriate behavioral assumptions, market prices, and current position data. On at least an annual basis, we review the major assumptions and methodologies used in the model, including discounting curves, spreads for discounting, and prepayment assumptions.

Types of Key Market Risks

Market risk can occur in a variety of forms including: yield curve shifts, volatility, basis, and prepayment risk.

•	Yield curve risk reflects the possibility that changes in the level or shape of the yield curve could have asymmetrical effects on our assets and liabilities, potentially creating an adverse effect on our market value of equity and potential earnings. Various methods are employed to measure and evaluate risks from changes in the yield curve.

•	Volatility risk occurs when the changes in volatility of interest rates adversely affect market value. Volatility can be affected by various factors, including the general level of interest rates. Changes in volatility may impact the price of financial positions differently. The volatility risk found in option-embedded mortgage assets can be partially offset through issuing debt with similar call options.

•	Basis risk is the adverse impact of a change in spreads between the rate on an asset and a liability.

•	Prepayment risk arises from the uncertainty about the timing of payments on mortgages. This makes mortgage-based assets particularly sensitive to changes in interest rates. A decline in rates generally results in higher prepayment activity and shortens the duration of mortgage assets. Conversely, rising rates slow prepayment activity, resulting in a lengthening of the assets’ duration. Callable debt, which has an embedded call option owned by our Bank, has an offsetting duration profile to mortgage assets.

Measuring Market Risks

The ability to estimate potential losses that could arise from adverse changes in market conditions is a key element of managing market risk. Each Federal Home Loan Bank utilizes multiple risk measurement methodologies to calculate potential market exposure that, in our case, includes measuring duration, duration gaps, convexity, value at risk, market risk metric, and changes in market value of equity. Periodically, stress tests are conducted to measure and analyze the effects that extreme movements in the level of interest rates and the slope of the yield curve would have on our risk position.

Duration

Duration is the weighted-average maturity (typically measured in months or years) of an instrument’s cash flows, weighted by the present value of those cash flows. Duration is also a measure of price volatility. Higher duration, whether positive or negative, indicates greater levels of price volatility. Duration of equity, the net sensitivity of the value of the entire portfolio of financial instruments to changes in interest rates, is a measure of the extent, on average, to which asset and liability cash flows are matched.

Duration measurement is a primary tool used to manage our market risk exposure. Since implementing our capital plan, we are no longer required by Finance Board regulations to operate within a specified duration of equity. Our RMP, as adopted by our board, specifies acceptable ranges for duration of equity, and our exposures are measured and managed against these limits.

Our current RMP calls for duration of equity to be maintained within a range of +six years to –four years under base interest rates. In addition, the duration of equity limit for an instantaneous 200 basis point parallel increase in rates is limited to +seven years. The limit for a negative rate change is calculated under either a 200 basis point instantaneous parallel decrease or, in certain low interest rate environments, at a constrained rate level that produces post-shock Treasury rates no lower than 35 basis points. The effective duration of equity in the negative rate shift is limited to –seven years for a –200 basis point shift. For the constrained down shift, the limit is prorated between –five and –seven years. The following table summarizes the duration of equity levels for our total position.

Effective Duration of Equity Scenarios

	-100 bps	0 bps	+200 bps
December 31, 2005	4.47 years	5.10 years	3.55 years
December 31, 2004	3.36 years	4.87 years	3.02 years
December 31, 2003	3.27 years	3.24 years	2.13 years

In the instantaneous parallel rate decrease, the shift is –100 basis points, not –200 basis points. This reflects the relatively low level of interest rates, allowing rates to remain positive.

The duration levels at the end of 2005 and 2004 represent a risk profile that is well within our policy limitations and reflects the growth of mortgage assets on the balance sheet as well as our risk positioning strategy at that time. The ratio of mortgage assets to total assets was 34.0% at December 31, 2005, and 31.2% at December 31, 2004. On December 31, 2003, the ratio of mortgage assets to total assets was 29.3%.

Duration Gap

The duration gap is the difference between the effective duration of total assets and the effective duration of liabilities, adjusted for the effect of derivatives. Duration gap is a measure of the extent to which estimated cash flows for assets and liabilities are matched. A positive duration gap signals an exposure to rising interest rates because it indicates that the duration of assets exceeds the duration of liabilities. A negative duration gap signals an exposure to declining interest rates because the duration of assets is less than the duration of liabilities. We monitor duration gap but do not have a policy limit. The table below provides recent period-end duration gaps.

Duration Gap

December 31, 2005	+2.2 months
December 31, 2004	+2.2 months
December 31, 2003	+1.0 month

Convexity

Convexity measures how fast duration changes as a function of interest rate changes. It is important in estimating the non-linear price-yield behavior exhibited by options or option-embedded instruments which is not fully captured by duration alone. Measurement of convexity is important because of the optionality embedded in the mortgage and callable debt portfolios. The mortgage portfolios demonstrate negative convexity given the prepayment option embedded in the underlying mortgage or in the mortgage-backed security. The negative convexity on the mortgage asset can be mitigated by the negative convexity of underlying callable debt liabilities. Convexity is routinely reviewed by management and used in developing funding and hedging strategies for acquisition of mortgage-based assets. A primary strategy for managing convexity risk arising from our mortgage portfolio is to issue callable debt. At the end of 2005, callable debt related to mortgage assets as a percentage of the net mortgage portfolio equaled 60.3%. At the end of 2004, callable debt related to mortgage assets as a percentage of the net mortgage portfolio equaled 57.5%.

Market Risk-based Capital Requirement

We are subject to the Finance Board’s risk-based capital regulations. This regulatory framework requires the maintenance of sufficient permanent capital to meet the combined credit risk, market risk, and operations risk requirements. Our permanent capital consists of Class B Stock and retained earnings. The market risk-based capital requirement (“MRBC”) is the sum of two components. The first is the market value of the portfolio at risk from movements in interest rates that could occur during times of market stress. The second component is added when the current market value of total capital is less than 85% of the book value of total capital. This estimation is accomplished through an internal value at risk-based (“VAR”) modeling approach which was approved by the Finance Board before the implementation of our capital plan.

MRBC is primarily based upon historical simulation methodology. The estimation incorporates scenarios that reflect interest rate shifts, interest rate volatility, and changes in the shape of the yield curve. These observations are based on historical information from 1978 to the present. In our application, MRBC is defined as the potential dollar loss from adverse market movements, measured over 120 business day time periods, with a 99.0% confidence interval, based on these historical prices and market rates. MRBC estimates as of December 31, 2005, 2004, and 2003 are presented below.

Value at Risk

December 31, 2005	$228 million
December 31, 2004	150 million
December 31, 2003	146 million

Changes in Market Value of Equity between Base Rates and Shift Scenarios

We measure potential changes in the market value of equity based on the current month-end level of rates versus the market value of equity under large parallel rate shifts. This measurement provides information related to the sensitivity of our interest rate position.

Change in Market Value of Equity from Base Rates

	-100 bps	+200 bps
December 31, 2005	+5.7%	-8.6%
December 31, 2004	+5.4%	-6.9%
December 31, 2003	+3.7%	-4.2%

Use of Derivative Hedges

We make use of derivatives in hedging our market risk exposures. The primary type of derivative employed is interest rate exchange agreements or swaps. Interest rate swaps increase the flexibility of our funding alternatives by providing specific cash flows or characteristics that might not be as readily available or cost-effective if obtained in the standard debt market. We also use MBS that have not yet been issued, known as TBAs, to temporarily hedge mortgage positions. We do not speculate using derivatives and do not engage in derivatives trading. Our primary hedging activities using interest rate swaps are detailed below.

Hedging Debt Issuance

When CO Bonds are issued, we often use the derivatives market to create funding that is more attractively priced than the funding available in the CO market. To reduce funding costs, we may enter into interest rate exchange agreements concurrently with the issuance of COs. A typical hedge of this type occurs when a CO Bond is issued, while we simultaneously execute a matching interest-rate exchange agreement. The counterparty pays a rate on the swap to us, which is designed to mirror the interest rate we pay on the CO Bond. In this transaction we typically pay a variable interest rate, generally LIBOR, which closely matches the interest payments we receive on short-term or variable-rate Advances or investments. This intermediation between the capital and swap markets permits the acquisition of funds by us at lower all-in costs than would otherwise be available through the issuance of simple fixed- or floating-rate COs in the capital markets.

Hedging Advances

Interest rate swaps are also used to increase the flexibility of Advance offerings by effectively converting the specific cash flows or characteristics that the borrower prefers into cash flows or characteristics that may be more readily or cost effectively funded in the debt markets.

Hedging Investments

Some interest rate exchange agreements are executed to hedge investments, usually agency securities. We enter into an interest rate swap for which the fixed rate paid on the swap is offset by the fixed rate received on the security. The effective result is a LIBOR-based floating rate asset that can then be funded with LIBOR-based floating rate debt. At December 31, 2005, all non-MBS agency securities had been sold, and any related derivatives were terminated.

Other Hedges

On an infrequent basis, we act as an intermediary between certain smaller member institutions and the capital markets by executing interest rate exchange agreements with members.

The volume of derivative hedges is often expressed in terms of notional principal, which is the amount upon which interest payments are calculated. The following table highlights the notional amounts by type of derivative agreement as of December 31, 2005, 2004, and 2003.

Types of Derivative Agreements

By Notional Principal

($ amounts in millions)

	As of December 31,
	2005	2004	2003
Debt swaps
Bullet	$5,615	$4,418	$2,130
Callable	7,278	5,132	9,127
Complex	5,805	5,662	4,422

Advances swaps
Bullet	11,978	9,650	9,880
Putable	4,463	5,587	7,279
Complex	3	3	525

GSE investments swaps	—	1,082	1,082

Member swaps/Intermediaries	—	40	80

Interest rate caps	—	—	89

MBS swaps	47	90	101

TBA hedges	800	1,030	203

Total	$35,989	$32,694	$34,918

The above table includes interest rate swaps, interest rate caps, and TBA MBS hedges. Complex swaps include, but are not limited to, step-up and range bonds. The level of different types of derivatives is contingent upon and tends to vary with, balance sheet size, Advances demand, MPP purchase activity, and CO issuance levels. The table below provides further detail of the fair values of hedge instruments. All hedges are recorded at fair value on the Statement of Condition. Statistical measurements of the effectiveness of each interest rate swap hedge are made at least quarterly.

The table below presents derivative instruments by hedged instrument as of December 31, 2005, 2004, and 2003.

Derivative Instruments by Hedged Instrument

Accrued Interest Excluded from the Fair Value

As of December 31,

($ amounts in millions)

	2005		2004		2003
	Total Notional	Estimated Fair Value	Total Notional	Estimated Fair Value	Total Notional	Estimated Fair Value
Advances
Fair value hedges	$16,435.8	$107.5	$15,236.8	$(287.6)	$17,683.2	$(884.8)
Economic hedges	8.0	—	3.0	—	—	—

Total	16,443.8	107.5	15,239.8	(287.6)	17,683.2	(884.8)

Investments
Fair value hedges	—	—	325.0	(31.1)	325.0	(34.9)
Economic hedges	47.4	(0.2)	847.3	(50.2)	858.8	(85.0)

Total	47.4	(0.2)	1,172.3	(81.3)	1,183.8	(119.9)

MPP loans
Fair value hedges	755.7	(4.5)	620.0	(1.0)	151.8	(1.8)
Economic hedges	22.6	—	206.0	(0.1)	25.9	(0.4)
Economic (stand-alone delivery commitments)	22.0	(0.1)	204.0	(0.1)	25.1	—

Total	800.3	(4.6)	1,030.0	(1.2)	202.8	(2.2)

COs-Bonds
Fair value hedges	18,407.9	(257.2)	15,212.1	(121.7)	15,678.9	(39.5)
Economic hedges	290.0	(0.7)	—	—	89.0	—

Total	18,697.9	(257.9)	15,212.1	(121.7)	15,767.9	(39.5)

Intermediary positions
Intermediaries	—	—	40.0	—	80.0	—

Total	—	—	40.0	—	80.0	—

Total notional and fair value	$35,989.4	$(155.2)	$32,694.2	$(491.8)	$34,917.7	$(1,046.4)

Total derivatives excluding accrued interest		$(155.2)		$(491.8)		$(1,046.4)
Accrued interest, net		58.9		(0.3)		(27.7)

Net derivative balance		$(96.3)		$(492.1)		$(1,074.1)

Net derivative asset balance		$97.1		$1.7		$5.7
Net derivative liability balance		(193.4)		(493.8)		(1,079.8)

Net derivative balance		$(96.3)		$(492.1)		$(1,074.1)

ITEM 3. PROPERTIES.

We own an office building containing approximately 117,000 square feet of office and storage space at 8250 Woodfield Crossing Boulevard, Indianapolis, Indiana, of which we use approximately 70,000 square feet. We lease the remaining 47,000 square feet to various tenants. We also maintain a leased off-site backup facility which is on a separate electrical distribution grid. See the section captioned “Operations Risk Management” in “Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Management” herein.

In the opinion of management, the physical properties of the Bank are suitable and adequate. All of our properties are insured at full replacement cost. In the event we were to need more space, our lease terms with tenants provide the ability to move tenants to comparable space at other locations at our cost for moving and outfitting any replacement space to meet our tenants’ needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth the beneficial ownership of our Class B Stock as of February 28, 2006, by each member that owns beneficially more than 5% of the outstanding shares of Class B Stock. Each member named has sole voting and investment power over the shares that member beneficially owns.

Name and Address of Member	Number of Shares Owned	% of Outstanding Shares of Class B Stock
LaSalle Bank Midwest National Association – Troy, Michigan	3,577,426	16.50%
Flagstar Bank, FSB – Troy, Michigan	2,921,178	13.48%
Fifth Third Bank – Grand Rapids, Michigan	2,102,589	9.70%

Total	8,601,193	39.68%

Many of our directors are officers and/or directors of our financial institution members. The following table sets forth the financial institution members that have one of its officers and/or directors on our board of directors as of February 28, 2006.

Name of Member	Director Name	Number of Shares Owned by Member	% of Outstanding Shares of Class B Stock
Thumb National Bank & Trust	Paul C. Clabuesch	10,126	0.05%
Community Bank	Charles L. Crow	6,460	0.03%
Irwin Union Bank & Trust	Gregory F. Ehlinger	536,353	2.47%
Irwin Union Bank, FSB	Gregory F. Ehlinger	12,015	0.06%
American Trust FSB	Robert F. Fix	18,749	0.09%
First Bank Richmond, N.A	Robert F. Fix	98,002	0.45%
Mason State Bank	Timothy P. Gaylord	26,416	0.12%
Union Federal Bank of Indianapolis	Vincent J. Otto	636,117	2.93%
Mercantile Bank of West Michigan	Michael H. Price	78,869	0.36%
Springs Valley Bank & Trust Company	Ronald G. Seals	24,227	0.11%
Firstbank	Thomas R. Sullivan	9,652	0.04%
Firstbank – Alma	Thomas R. Sullivan	16,412	0.08%
Firstbank – Lakeview	Thomas R. Sullivan	15,768	0.07%
Firstbank – St. Johns	Thomas R. Sullivan	1,260	0.01%
Firstbank – West Branch	Thomas R. Sullivan	14,517	0.07%
Keystone Community Bank	Thomas R. Sullivan	7,455	0.04%
Macatawa Bank	Ray D. Tooker	139,099	0.64%

Total		1,651,497	7.62%

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

Board of Directors

Our directors are listed in the table below. Each director who is newly elected or appointed serves a term of three years, and elected directors may not serve more than three consecutive full terms. Appointed directors may be reappointed at the discretion of the Finance Board. However, appointed directors do not continue to serve until their successors are appointed. As of March 15, 2006, we have four vacant director positions for directors that are appointed by the Finance Board, and we have no information as to when appointments to fill these positions will be made.

Name	Age	Director Since	Term Expires	Appointed or Elected (State)
Paul C. Clabuesch	57	1/01/2003	12/31/2008	Elected (MI)
Charles L. Crow	62	1/01/2002	12/31/2007	Elected (IN)
Gregory F. Ehlinger	43	8/03/2005	12/31/2006	Elected (IN)
Robert F. Fix	59	1/01/1999	12/31/2008	Elected (IN)
Valde Garcia	47	4/01/2002	12/31/2006	Appointed (MI)
Timothy P. Gaylord	51	1/01/2005	12/31/2007	Elected (MI)
Teresa S. Lubbers	54	1/01/2004	12/31/2006	Appointed (IN)
Vincent J. Otto	46	1/01/2004	12/31/2006	Elected (IN)
Michael H. Price	49	1/01/2005	12/31/2007	Elected (MI)
Ronald G. Seals	67	1/01/2003	12/31/2008	Elected (IN)
Thomas R. Sullivan	55	1/01/2004	12/31/2006	Elected (MI)
Ray D. Tooker	62	1/01/2005	12/31/2007	Elected (MI)

Except as otherwise indicated, for at least the last five years, each director has been engaged in his or her principal occupation described below:

Paul C. Clabuesch is the Chairman, President, and Chief Executive Officer of Thumb Bancorp, Inc., a bank holding company, and Thumb National Bank and Trust, located in Pigeon, Michigan. Mr. Clabuesch also serves as the Chairman of the Board of Trustees of Scheurer Hospital, Pigeon, Michigan, and has served on that board since 1975.

Charles L. Crow is the Chairman, President, and Chief Executive Officer of Community Bank, Noblesville, Indiana, and Chairman of Community Bancshares, Inc., a bank holding company in Noblesville, Indiana. Mr. Crow is also the Chairman of the Indiana Bankers Association.

Gregory F. Ehlinger is the Senior Vice President and Chief Financial Officer of Irwin Financial Corporation, a bank holding company in Columbus, Indiana, and the parent company of Irwin Bank and Trust Company, and has held these positions since 1998. Mr. Ehlinger was elected by the Board of Directors in July 2005, effective August 3, 2005, to fill the unexpired term of a director who was no longer eligible to serve.

Robert F. Fix, PhD. is the President and Chief Executive Officer of Richmond Mutual Bancorporation, a bank holding company in Richmond, Indiana. Mr. Fix has also served as a director of ProCentury Corporation since October 2000, which became a publicly traded insurance holding company in 2004. Mr. Fix was named lead director for that company in August 2005.

Valde Garcia has served as a state senator for the State of Michigan since 2001 and as a state representative from 1999 - 2001. Mr. Garcia is also a Colonel in the Michigan Army National Guard.

Timothy P. Gaylord is the President and Chief Executive Officer of Capital Directions, Inc., a bank holding company in Mason, Michigan, and Mason State Bank.

Teresa S. Lubbers has served as a state senator for the State of Indiana since 1992. Ms. Lubbers owned Capitol Communications, a public relations firm in Indianapolis, Indiana, from 1983 to 2004.

Vincent J. Otto has served as the Executive Vice President and Chief Financial Officer of Waterfield Mortgage Company, a mortgage origination and servicing company headquartered in Fort Wayne, Indiana, and Union Federal Bank, Indianapolis, Indiana, since 2000. Mr. Otto is also a certified public accountant.

Michael H. Price is the President and Chief Executive Officer and a Director of Mercantile Bank of West Michigan and President, Chief Operating Officer, and Director of its bank holding company, Mercantile Bank Corporation, Grand Rapids, Michigan. Mr. Price also serves on the Board of Directors of the Metro Health Hospital, Grand Rapids, Michigan.

Ronald G. Seals is the President and Chief Executive Officer of Springs Valley Bank and Trust in French Lick, Indiana, and President and Chief Executive Officer of SVB&T Corporation, its bank holding company.

Thomas R. Sullivan has served as the President and Chief Executive Officer of Firstbank Corporation, a bank holding company in Alma, Michigan, since 2000. Mr. Sullivan has also served as President and Chief Executive Officer of Firstbank (Mt. Pleasant), a state bank subsidiary located in Mt. Pleasant, Michigan, since 1991.

Ray D. Tooker is the Senior Vice President of Macatawa Bank, located in Holland, Michigan.

Executive Officers

Our executive officers are listed in the table below. Each officer serves a term of office of one calendar year or until the election and qualification of his or her successor; with the provision, however, that pursuant to the Bank Act, our board may dismiss any officer at any time.

Except for Douglas J. Iverson, each officer has been employed in the principal occupation listed below for at least five years.

Name	Age	Position
Martin L. Heger*	61	President-Chief Executive Officer
Milton J. Miller, II	50	Senior Vice President-Chief Financial Officer
Michael R. Barker	44	Senior Vice President-Enterprise Risk Management
Vincent A. Cera	58	Senior Vice President-Information Systems and Operations
Brian K. Fike	47	Senior Vice President-Marketing
Douglas J. Iverson**	56	Senior Vice President-Mortgage Purchase Program
Paul J. Weaver	45	Senior Vice President-Controller
Jonathan R. West	49	Senior Vice President - General Counsel, Corporate Secretary, and Ethics Officer

*	Martin L. Heger is also the Chairman of the Board of Pentegra Retirement Services, a not-for-profit cooperative that is a national provider of full-service community bank retirement programs. He is a member of the Bank Presidents’ Conference of the FHLB System and also serves on the Executive Committee of the Council of Federal Home Loan Banks, a non-profit trade association of the Federal Home Loan Banks. Mr. Heger was appointed in November 2005 to serve a one-year term as chairman of the Financing Corporation (FICO).
**	Douglas J. Iverson was named Senior Vice President of the MPP on May 20, 2005. Previously, he served as Mortgage Purchase Manager from January 2005 to May 2005. Prior to his employment with our Bank, Mr. Iverson served as Executive Vice President, Retail/Mortgage for Fifth Third Bank, which is headquartered in Cincinnati, Ohio, from 2000 to 2005. He served as Chief Executive Officer of AmeriBank in Holland, Michigan, from 1995 to 2000.

ITEM 6. EXECUTIVE COMPENSATION.

Summary of Compensation Information

The following table sets forth all compensation earned for the three fiscal years ended December 31, 2005, by our Chief Executive Officer and each of the five other most highly paid executive officers who were serving as executive officers at the end of 2005 (collectively, the “Named Executive Officers”). Annual compensation includes amounts deferred at the election of the executive officer.

Annual Compensation

Name and Principal Position	Year Earned	Salary	Bonus	All Other Compensation (1)(2)(3)
Martin L. Heger	2005	$546,962	$430,906	$40,624
President- Chief Executive Officer	2004	496,158	320,419	36,911
	2003	472,524	353,141	35,313

Milton J. Miller II	2005	300,261	170,758	26,292
Senior Vice President-	2004	280,280	126,703	25,291
Chief Financial Officer	2003	266,916	139,636	24,119

Jonathan R. West	2005	243,334	129,510	22,452
Senior Vice President-	2004	233,974	105,770	23,457
General Counsel and Corporate Secretary (Ethics Officer)	2003	224,952	117,683	22,002

Vincent A. Cera	2005	223,119	125,694	22,997
Senior Vice President-	2004	203,346	91,925	21,065
Information System and Operations	2003	195,520	102,285	14,237

Brian K. Fike	2005	185,497	103,932	20,084
Senior Vice President-	2004	167,596	75,763	18,678
Marketing	2003	156,624	81,937	17,798

Douglas J. Iverson(4)	2005	178,430	100,125	29,559
Senior Vice President-	2004	—	—	—
Mortgage Purchase Program	2003	—	—	—

(1)	Represents contributions or other allocations made to qualified and/or non-qualified vested and unvested defined contribution plans. The dollar value of premiums paid for group term life insurance is not reported because the plans under which these benefits are provided do not discriminate in scope, terms, or operation in favor of executive officers or directors and are available generally to all salaried employees.
(2)	Also includes taxable fringe benefits such as company-provided vehicles, spousal travel, and moving expenses.
(3)	Of these amounts, contributions to the PDCP and SETP plans each constituted more than 25% of the total for all other compensation for each year, except for Mr. Iverson. For Mr. Heger, the amounts for the SETP were $23,409, $19,780, and $17,140 for 2005, 2004, and 2003, respectively and for the PDCP were $9,408, $9,989, and $11,212 for 2005, 2004, and 2003, respectively. For Mr. Miller, the amounts for the SETP were $5,416, $4,894, and $4,208 for 2005, 2004, and 2003, respectively, and for the PDCP were $12,600, $11,923, and $11,807 for 2005, 2004, and 2003, respectively. For Mr. West, the amounts for the SETP were $2,535, $2,496, and $1,716 for 2005, 2004, and 2003, respectively, and for the PDCP were $12,065, $11,542, and $11,781 for 2005, 2004, and 2003, respectively. For Mr. Cera, the amounts for the SETP were $1,446, $1,326, and $1,092 for 2005, 2004, and 2003, respectively, and for the PDCP were $11,941, $10,875, and $10,639 for 2005, 2004, and 2003, respectively For Mr. Fike, the amounts for the SETP were $663, $721, and $541 for 2005, 2004, and 2003, respectively, and for the PDCP were $10,467, $9,335, and $8,856 for 2005, 2004, and 2003, respectively. Mr. Iverson did not participate in the PDCP or SETP plans in 2005.
(4)	Mr. Iverson was hired in January 2005 as Vice President and Manager of the MPP. He was promoted to Senior Vice President – MPP on May 20, 2005. If he had been in this position in 2004, he would have been included in this table.

We provide the following employee benefit plans:

•	the Pentegra Defined Benefit Plan for Financial Institutions (“PDBP”), a tax-qualified defined benefit plan, formerly known as the Financial Institutions Retirement Fund;

•	the Pentegra Defined Contribution Plan for Financial Institutions (“PDCP”), a tax-qualified defined contribution plan, formerly known as the Financial Institutions Thrift Plan;

•	the Supplemental Executive Retirement Plan (“SERP”), a non-qualified defined-benefit plan; and

•	the Supplemental Executive Thrift Plan (“SETP”), a non-qualified defined-contribution plan.

The SERP and SETP ensure, among other things, that participants receive the full amount of benefits to which they would have been entitled under their defined benefit and defined contribution plans in the absence of limits on benefits levels imposed by the Internal Revenue Service. The matching employer contributions that we make are included in the “All Other Compensation” column in the previous table.

The following table shows estimated annual benefits payable from FIRF and SERP combined upon retirement at age 65 and calculated in accordance with the formula currently in effect for specified years-of-service and remuneration classes for our executive officers participating in both plans.

Executive Pension Plan

	Years of Service
Remuneration	15	20	25	30
$300,000	112,500	150,000	187,500	225,000
$400,000	150,000	200,000	250,000	300,000
$500,000	187,500	250,000	312,500	375,000
$600,000	225,000	300,000	375,000	450,000
$700,000	262,500	350,000	437,500	525,000
$800,000	300,000	400,000	500,000	600,000
$900,000	337,500	450,000	562,500	675,000

•	Formula: PDBP (and SERP) Benefit = 2.5% x years of benefit service x high three-year average compensation. Benefit service begins one year after employment, and benefits are vested after five years.

•	Compensation covered includes salary, bonus, and any other compensation that is reflected on the IRS Form W-2 (exclusive of any compensation deferred from a prior year).

•	Credited years of service at December 31, 2005, for the Named Executive Officers are: Mr. Heger (24), Mr. Miller (26), Mr. West (19), Mr. Cera (24), and Mr. Fike (24). Mr. Iverson does not yet have any credited years of service.

•	The regular form of retirement benefits provides for a lump sum payment, annual installments, or a combination of lump sum and annual payments. The benefits due from the SERP and SETP are first paid out of a rabbi trust that we have established, and to the extent insufficient, then out of general assets.

Agreements with Certain Executive Officers

During 2001, we implemented a key employee severance agreement for Mr. Heger. Under the terms of the agreement, if a termination occurs under certain circumstances, Mr. Heger is entitled to 2.99 times the average of his three preceding years’ base salary, bonus, and other cash compensation, salary deferrals, and matching contributions to the qualified and non-qualified plans, compensation for the loss of the use of a company vehicle, continued medical and dental plan coverage, and a gross-up amount to cover his increased tax liability. In November 2005, our board voted to provide lifetime medical, dental and vision insurance coverage to both Mr. Heger and his current spouse, provided that Mr. Heger is not terminated for cause. The key employee severance agreement with Mr. Heger is to be amended to provide for these additional benefits. This is an unfunded benefit for which we have accrued approximately $250,000 at December 31, 2005.

We have key employee severance agreements for the other Named Executive Officers. Under the terms of each of these agreements, if termination occurs due to certain change in control events set forth in the agreements, the executive officer is entitled to 2.99 times the average of the three preceding years’ base salary, bonus, and other cash compensation, salary deferrals, and matching contributions to the qualified and non-qualified plans, compensation for the loss of the use of a company vehicle, continued medical and dental plan coverage, and a gross-up amount to cover the increased tax liability. The Annual Compensation table provided under “Summary of Compensation Information” herein gives the current three-year amounts that would be used in the calculation of the severance payment due under these agreements, except for the cost of medical and dental plan coverage and the gross up for increased tax liability.

The board’s human resources committee advises our board on various human resources issues, including equal employment opportunities, prevention of discrimination, selection of officers, and compensation of directors, officers, and employees. The committee also makes recommendations on the major benefit programs we offer. In addition, the committee is charged with recommending the elements of the CEO evaluation policy.

Compensation of Directors

In accordance with the Finance Board’s regulations and amendments to the Bank Act contained in the GLB Act, we have established a formal policy governing the compensation and travel reimbursement provided to our directors. Under this policy, compensation is comprised of quarterly fees, which are subject to an annual cap set by the Finance Board. The fees compensate directors for time spent reviewing materials sent to them on a periodic basis; for preparing for meetings; for actual time spent attending the meetings of our board or its committees; and for participating in any other activities, such as attending new director meetings and director meetings called by the Finance Board, attending our annual strategic planning retreat, customer appreciation events, and conferences or seminars. Directors are permitted to defer any or all of their director fees under a Director Deferred Compensation Plan. Directors are also reimbursed for reasonable Bank-related travel expenses. Total directors’ fees and other travel expenses paid were $564,000, $531,000; and $524,000 for the years ended December 31, 2005, December 31, 2004, and December 31, 2003, respectively. The following table sets forth the quarterly fees and the annual caps established for 2006.

2006

	Quarterly Fee	Annual Cap
Chair	$7,339.25	$29,357.00
Vice-chair	5,871.50	23,486.00
Other directors	4,403.50	17,614.00

The directors are paid the above quarterly amounts for all board service, including attendance at board meetings, subject to reduction as follows. Board fees are reduced by $300 for each board or committee meeting missed. For consecutive day meetings, a director’s fees can be reduced by no more than $900 for missing the first day of board and committee meetings and no more than $300 for each consecutive day thereafter.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

We are a cooperative institution and owning shares of our Class B Stock is generally a prerequisite to transacting business with us. As such, we are wholly-owned by financial institutions that are also our customers (with the exception of a small number of shares held by former members, or their legal successors, in the process of redemption). In addition, the majority of our directors are elected by our members, and we conduct our business almost exclusively with our members. Therefore, in the normal course of business, we extend credit to members with officers or directors that may serve as our directors on market terms that are no more favorable to them than comparable transactions with other members. We do not loan money to or conduct other business transactions with our executive officers or any of our other officers or employees. Executive officers may obtain loans under certain employee benefit plans but only on the same terms and conditions as are applicable to all employees that participate in such plans.

ITEM 8. LEGAL PROCEEDINGS.

We have no material pending legal proceedings; and we are unaware of any potential claims that are material.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

No Trading Market

Our Class B Stock is not publicly traded, and there is no established market for such stock. Members may be required to purchase additional shares of Class B Stock from time to time in order to meet minimum investment requirements under our Capital Plan (“Capital Plan”), which was implemented on January 2, 2003, in accordance with provisions of the GLB Act amendments to the Bank Act and Finance Board regulations. See “Description of Registrant’s Securities to be Registered.” Our Class B Stock may be redeemed, at par value of $100 per share, five years after we receive a written redemption request by a member, subject to regulatory limits and to the satisfaction of any ongoing stock investment requirements applicable to the member. We may repurchase shares held by members in excess of their required holdings at our discretion at any time.

None of our capital stock is registered under the 1933 Act, and purchases and sales of stock by our members are not subject to registration under the 1933 Act.

Number of Members

As of February 28, 2006, we had 432 members and $2,167,720,800 par value of Class B Stock issued and outstanding.

Dividends

We paid quarterly cash and stock dividends during the first quarter of 2006 and for fiscal years 2005, and 2004, on a per share basis, as set forth in the following tables.

2006 Dividend Table

	B-1 Stock	B-1 Cash
Quarter 1		$1.19

2005 Dividend Table

	B-1 Stock	B-1 Cash
Quarter 1	$1.06
Quarter 2	1.06
Quarter 3		$1.13
Quarter 4		1.06

2004 Dividend Table

B-1 Stock
Quarter 1	$1.25
Quarter 2	1.13
Quarter 3	1.13
Quarter 4	1.06

There were no B-2 dividends paid during 2004 or 2005 as all B-2 stock has been reclassified to mandatorily redeemable capital stock in the Statement of Conditions with the adoption of SFAS 150 as of January 1, 2004.

We anticipate paying comparable dividends in the future; however, such payment is not guaranteed. Dividends may be paid in cash or capital stock as authorized by our board. The dividends declared in the third and fourth quarters of 2005 were paid in cash. The dividends paid during the first and second quarters of 2005 and for the fiscal year 2004 were paid in capital stock with fractional B-1 shares and all dividends on B-2 shares, if any, paid in cash only. We may pay dividends on our Class B Stock only out of our retained earnings or our current net earnings. Generally, our board has discretion to declare or not declare dividends and to determine the rate of any dividend declared. However, we may not declare or pay a dividend if, after paying the dividend, we would fail to meet any of our capital requirements. We also may not declare any dividend when we are not in compliance with all of our capital requirements or if we determine that the dividend would create a safety and soundness issue for the Bank. Further, payment of dividends may be impacted as to both timing and amount by the provisions of the Bank’s retained earnings policy. In addition, until we have completed our 1934 Act registration with the SEC, we must receive Finance Board approval before paying a dividend.

Because our Class B Stock may only be owned by institutions, not individuals, we do not have equity compensation plans.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

We issue letters of credit in the ordinary course of business. From time to time, we provide standby letters of credit to support members’ letters of credit or obligations issued to support unaffiliated, third-party offerings of notes, bonds or other securities to finance housing-related projects. As of December 31, 2005, outstanding letters of credit were $301.9 million, compared to $271.1 million, $250.2 million, and $200.3 million as of December 31, 2004, 2003 and 2002, respectively. To the extent that these letters of credit are securities for purposes of the 1933 Act, the issuance of the letter of credit by us is exempt from registration pursuant to section 3(a)(2) thereof.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The terms of the Bank’s Class B stock are interwoven with our capital requirements and with the terms of our Capital Plan, which became effective on January 2, 2003. The Capital Plan is attached as Exhibit 4.1 and is available on our website at www.fhlbi.com. Summaries of the capital requirements and of relevant portions of the Capital Plan are provided after the description of the material terms of the Class B Stock that follows in order to aid the reader in understanding the background of the Class B Stock.

Description of Class B Stock

We only have one class of capital stock, Class B Stock, which is authorized, issued, and outstanding. The Class B Stock is issued under our Capital Plan, which was approved by the Finance Board on July 10, 2002, amended on October 9, 2002, and implemented on January 2, 2003. The Class B Stock has a par value of $100 per share and may be issued, redeemed, and repurchased only at par value. The Class B Stock is held in book-entry form only and is transferable only upon our written approval, which we may withhold in our sole discretion.

The Class B Stock has two subseries, Class B-1 and Class B-2. We are authorized, under our Capital Plan, to issue additional Class B-1 Stock, at par value of $100 per share, to our members from time to time. Participation in offerings of Class B-1 Stock are voluntary on the part of our members, on terms and conditions to be determined by our board, but such offerings may not discriminate in favor of or against any member.

Terms Relating to Class B Stock

Conversion

Shares of Class B-1 Stock are converted into shares of Class B-2 Stock in the event that any of the following four conditions apply:

•	if a member withdraws from membership;

•	the member is the non-surviving entity in a merger;

•	if a financial institution’s membership is terminated involuntarily or as a result of a relocation; or

•	if the stock becomes subject to a redemption request by a member;

while the stock is needed to meet the member’s stock requirement, as more fully described below.

The only difference between the Class B-1 Stock and the Class B-2 Stock is that the dividend rate for the Class B-2 Stock is lower than the dividend rate for the Class B-1 Stock.

Liquidation Rights

Subject to the authority of the Finance Board governing liquidations, if the Bank liquidates, following the retirement of all of our outstanding liabilities to our creditors, all shares of Class B Stock must be redeemed at par value, or if sufficient funds are not available to accomplish the redemption in full of the Class B Stock at par value, then such redemption will occur on a pro rata basis among all holders of the Class B Stock. Following the redemption in full of all Class B Stock, any remaining assets will be distributed to the holders of Class B Stock in the proportion that each member’s shares of Class B Stock bears to the total Class B Stock outstanding immediately prior to such liquidation.

Effect of Consolidation or Merger

In the event we consolidate or merge with another Federal Home Loan Bank, our members will become members of the surviving Federal Home Loan Bank. In such event, our members will either have their existing shares of Class B Stock converted into equivalent stock in the surviving Federal Home Loan Bank, or they will receive such other consideration as is provided in any plan of merger or consolidation or in any lawful order of the Finance Board. If another Federal Home Loan Bank is merged into us, and we are the surviving Federal Home Loan Bank, members of the non-surviving Federal Home Loan Bank will immediately become our members and the outstanding stock of the non-surviving Federal Home Loan Bank will be converted into shares of Class B Stock, or they will receive such other consideration as is provided in any plan of merger or as provided in any lawful order of the Finance Board.

Transfer of Stock

Shares of Class B Stock of a member held in excess of the amount the member needs to meet its membership and activity-based investment requirements (“Excess Stock”) may be transferred to another member only upon our prior written approval, which may be withheld in our sole discretion. Such transfers must be made at par value and are effective upon being recorded in our stock records. Transferred shares that were subject to a notice of redemption will have the notice automatically cancelled upon the transfer, but no cancellation fee will be charged.

Voting Rights

All members holding shares of Class B Stock are entitled to vote for the election of directors pursuant to Finance Board regulations establishing the election procedure. Directors are elected by members in Indiana and Michigan separately as determined by the Finance Board in its allocation of guaranteed and non-guaranteed elective director seats per state. Each state has a certain number of seats guaranteed by statute. Non-guaranteed seats can be added or taken away by the Finance Board based upon increases or decreases in the amount of outstanding stock required to be held by the members in each state. The stock required to be held (“Stock Requirement”) by each member is the amount that the member must hold, based on its total of mortgage assets held (“Total Mortgage Assets”) and the amount (“Activity-based Stock Requirement”) needed to support Advances and other credit products used (“Activity-based Assets”). In the election of directors, members have one vote for each share of stock they hold to meet their Stock Requirement but are subject to caps on the number of shares they can vote, based upon the average number of shares of stock that are required to be held by all members in the applicable state. Members are not entitled to vote any shares of Excess Stock in the election of directors. The stock calculations required to determine the amount of shares eligible to be voted in each election are based upon each member’s stock holdings on December 31 of the prior year. Elections are determined by a majority of votes cast, and cumulative voting is not permitted. With respect to any matters, other than the election of directors, which must be submitted to members for a vote, each member has one vote for each share of Class B Stock held by that member.

Liability for Capital Assessments

We may increase the minimum Stock Requirement of members:

•	within certain ranges specified in the Capital Plan; and

•	outside such ranges with approval from the Finance Board.

This increase could result in a member being required to purchase additional stock or reduce its volume of activity in order to come into compliance with the new requirements. The failure of a member to comply with the new requirements would result in the member’s access to products and services being suspended until the requirements are met, and failure to comply within ten business days may lead to the possible termination of its membership.

Dividends

Dividends may, but are not required to, be paid on our Class B Stock. Historically, the board has declared dividends quarterly since the first quarter of 1986. Dividends, if declared, may be paid in either cash or stock, or a combination thereof. Dividends on the Class B-2 Stock are equal to 80% of any declared dividend on the Class B-1 Stock. The amount of the dividend to be paid is based on the average number of shares of each type held by the member during the quarter.

No dividend may be declared or paid if we are or would be, as a result of such payment, in violation of our minimum capital requirements. Moreover, we may not pay dividends if any principal or interest due on COs issued to provide funds to us has not been paid in full, or under certain circumstances, if we fail to satisfy liquidity requirements under applicable Finance Board regulations. Dividends are non-cumulative and, if declared, are paid only from current net earnings or retained earnings and are subject to the application of our retained earnings policy.

Redemption and Repurchase

Class B Stock is redeemable upon written notice from the member, subject to certain restrictions discussed below after a period of five years (“Redemption Period”) from the date of such notice. If a member at any time holds Excess Stock, we may, in our discretion, repurchase such Excess Stock at par value upon fifteen days’ notice to the member. A member may identify, by date of acquisition, which shares of Excess Stock that we will repurchase, as more particularly described below. A member may also request that we repurchase Excess Stock, resulting from the receipt of stock dividends or otherwise, in accordance with existing policies of our board; however, our board retains the discretion as to whether or not to repurchase shares of Excess Stock from a member.

A member may file a written request for us to redeem all or part of its stock. The Redemption Period will commence on the date of our receipt of the written notice. The redemption notice must identify the specific shares of Class B Stock that are to be redeemed by date of acquisition and amount. If the redemption notice fails to identify the particular shares to be redeemed, the member is deemed to have requested redemption of the most recently acquired shares that are not already subject to a pending redemption request. At the end of the Redemption Period, only stock of the member that has been held for at least five years and that is then Excess Stock can be used to fill the redemption request. A member may not have more than one notice of redemption outstanding at one time for the same shares of Class B Stock.

If a redemption request is filed with respect to the Excess Stock of a member, the member may cancel the redemption request at any time without penalty. If a member files a request to redeem stock that is required to meet the member’s Stock Requirement, the stock is immediately converted to Class B-2 Stock and receives the lower dividend until (a) the stock is redeemed, (b) the redemption notice is cancelled, or (c) the stock is no longer needed as part of the member’s Stock Requirement and becomes Excess Stock. If the stock becomes Excess Stock during the Redemption Period, it will be reconverted to Class B-1 Stock until it is redeemed or until it is needed again by the member to meet its Stock Requirement. If the redemption notice is cancelled, the member pays a $500 redemption cancellation fee and the stock is reconverted to Class B-1 Stock.

At the end of the Redemption Period, the member receives the par value of the stock being redeemed, unless the stock is still needed to support the member’s Stock Requirement. All outstanding Activity-based Assets that are supported by the stock subject to the redemption request must be paid in full before the stock will be redeemed. If a member is unable to meet its Stock Requirement within five business days of the end of the Redemption Period, the redemption request is automatically cancelled as to the amount of stock needed to meet the member’s Stock Requirement, and the $500 redemption cancellation fee is automatically applied. Any shares of Excess Stock included in the redemption request will be redeemed.

Further, we will not redeem any stock, (notwithstanding the expiration of the Redemption Period), or repurchase any stock, if

•	we are not in compliance with each of our capital requirements,

•	if the redemption or repurchase would cause us to fail to meet our capital requirements, or

•	absent approval of the Finance Board, if we determine or the Finance Board determines that we have incurred or are likely to incur losses that will result in a charge against our capital.

We also may, subject to certain conditions, suspend redemptions of Class B Stock if we reasonably believe that continued redemption of stock (1) would cause us to fail to meet our minimum capital requirements; (2) would prevent us from maintaining adequate capital against potential risk that may not be adequately reflected in our minimum capital requirements; or (3) would otherwise prevent us from operating in a safe and sound manner. During the period of any such suspension of redemptions, we may not repurchase any stock without the approval of the Finance Board and may be required by the Finance Board to re-institute the redemption of Class B Stock. In addition, if we reasonably determine that the stock subject to redemption must be maintained as collateral for a member’s then outstanding obligations, we may redeem the stock but will maintain the proceeds in a collateral account until they are no longer needed as collateral.

If, at any time, the Redemption Period for stock owned by more than one member has expired, either with respect to stock subject to a redemption notice or stock of a terminated member, and if the redemption of such stock would cause us to fail to be in compliance with any of our minimum capital requirements, then we will fulfill such redemptions as we are able to accomplish from time to time. In that event, we would begin with such redemptions as to which the redemption period expired on the earliest date and fulfill such redemptions relating to that date on a pro rata basis from time to time until fully satisfied. Thereafter, we would fulfill such redemptions as to which the redemption period expired on the next earliest date in the same manner, and continue in that order until all of such redemptions as to which the redemption period has expired have been fulfilled.

If a member has one or more redemption requests outstanding at a time when we choose to repurchase Excess Stock, we will first repurchase the most recently acquired shares of Class B Stock of a member that are Excess Stock and that are not subject to a redemption request, followed by Excess Stock that is subject to a redemption request that has been outstanding for the shortest period of time. Then, to the extent necessary, we will repurchase Excess Stock that is subject to a redemption request that has been outstanding for the next shortest period of time and continue in that order, to the extent necessary, until the member no longer has any Excess Stock, or we have repurchased all of the Excess Stock of the member that we had intended to repurchase.

Any stock that we redeem or repurchase will be retired and will no longer be deemed to be outstanding stock. We have received redemption notices with respect to Excess Stock held by three members. Further, there are eight former members that have automatic redemption notices in effect as a result of mergers with non-member surviving institutions. The stock of the non-members will be redeemed at the end of the Redemption Period, provided that the former member, or its legal successor, no longer has any outstanding obligations to us.

Withdrawal or Termination of Membership

Any member may voluntarily withdraw from membership upon written notice to us. Further, an institution’s membership may be involuntarily terminated in accordance with regulations of the Finance Board in effect from time to time, or its membership may be terminated (a) by operation of law if it is the non-surviving entity in a consolidation or merger with a non-member, another member of the Bank, or an institution outside our district, or (b) if it relocates outside our district.

Any member that withdraws from membership or that has had its membership terminated may not be readmitted as a member of any Federal Home Loan Bank for a period of five years from the date membership was terminated and all of the member’s stock was redeemed or repurchased. A transfer of membership without interruption between two Federal Home Loan Banks will not constitute a termination of membership.

Pursuant to Finance Board regulations, no member may withdraw from membership unless, on the date the membership is to terminate, there is in effect a certification from the Finance Board that the withdrawal of a member will not cause the FHLB System to fail to satisfy its requirement to contribute toward the interest payments owed on the REFCORP obligations.

Redemptions of stock of a withdrawing or terminated member will occur in accordance with the redemption provisions discussed in the previous section. However, a voluntarily withdrawing member may continue to do business with the Bank during the Redemption Period of the stock held by the member at the time of its notice of withdrawal. If such business requires that member to purchase additional stock, different Redemption Periods will apply to the newly purchased stock.

Capital Requirements and the Capital Plan

Regulatory Capital Requirements

The GLB Act amendments require that each Federal Home Loan Bank maintain permanent capital and total capital in sufficient amounts to comply with specified, minimum risk-based capital and leverage capital requirements.

•	Permanent capital is defined as the amount we receive for our Class B Stock (including mandatorily redeemable stock) plus our retained earnings. Permanent capital must at least equal our risk-based capital requirement, which is defined as the sum of credit risk, market risk, and operations risk capital requirements. Each of these risks is measured in accordance with guidelines in the Finance Board’s regulations. Generally, our

•	credit risk capital is the sum of our credit risk charges for all assets, off-balance sheet items and derivative contracts, calculated using the methodologies and risk weights assigned to each classification in the regulations;

•	market risk capital is the sum of the market value of our portfolio at risk from movements in interest rates, foreign exchange rates, commodity prices, and equity prices that could occur during periods of market stress and the amount by which the market value of total capital is less than 85% of the book value of total capital; and

•	operations risk capital is 30% of the sum of our credit risk and market risk capital requirements.

•	Total capital is defined as permanent capital plus a general allowance for losses plus any other amounts determined by the Finance Board to be available to absorb losses. Total capital must equal at least 4% of total assets.

•	Leverage capital is defined as 150% of permanent capital plus the sum of all other components of capital. Leverage capital must equal at least 5% of total assets.

From time to time, for reasons of safety and soundness, the Finance Board may require one or more individual Federal Home Loan Banks to maintain more permanent capital or total capital than is required by the regulations.

Investment by Members

Under the provisions of our Capital Plan, members are required to purchase and hold Class B Stock based upon the greater of a percentage of the member’s Total Mortgage Assets or the member’s Activity-based Stock Requirement, with a minimum investment of $1,000. The Capital Plan currently provides for the calculation to be based upon 1.0% of Total Mortgage Assets. In no event is a member required to purchase Class B Stock in excess of $35,000,000 aggregate par value based upon the member’s Total Mortgage Assets. The Activity-based Stock Requirement was set in the Capital Plan at the total of the following percentages of a member’s Activity-based Assets:

•	credit products–5.0%;

•	derivative contracts–5.0%; and

•	acquired member assets–3.0%.

However, our board, in its discretion, may change the percentages, to fall within the following respective ranges.

•	0.75% to 1.25% for Total Mortgage Assets;

•	2.0% to 5.0% for credit products;

•	3.0% to 5.0% for derivative contracts; and

•	0.0% to 5.0% for all acquired member assets.

Changes in the Activity-based Stock Requirement percentages may, at the discretion of our board, be applied prospectively only as to Activity-based Assets acquired after the date of the notice of the change. Changes outside these ranges would require prior approval from the Finance Board. Any increase in the percentages would generally require the member to purchase additional shares of Class B Stock.

Each member’s Stock Requirement will change from time to time based upon changes in a member’s Total Mortgage Assets or Activity-based Assets. Total Mortgage Assets are calculated annually on or about April 1, based upon a member’s financial statements as of December 31 of the prior year. The Activity-based Stock Requirement will be recalculated whenever a member enters into an Activity-based Asset. To the extent that a member does not hold sufficient Excess Stock, the member must comply with any associated requirement to purchase additional Class B Stock at the time a new Activity-based Asset is entered into and for as long as the Activity-based Asset is outstanding. For example, a member may be required to purchase additional Class B Stock to capitalize MPP loans, and must hold sufficient Class B Stock against those loans as long as those assets remain on our balance sheet. We also have the right to recalculate a member’s Stock Requirement at any time, using the most recent financial statements and account balance information available to the Bank at the date of recalculation. If a member fails to purchase the additional stock necessary to comply with a recalculated Stock Requirement, its access to products and services of the Bank are suspended until such requirements are met, and any failure to make such stock purchases within 10 business days from the required purchase date may result in involuntary termination of membership.

If our board adjusts the percentages used in calculating the Stock Requirement, the adjustment will go into effect 15 days after declaration by the board and notice to the members. Any member that fails to comply with the new Stock Requirement on the date it becomes effective will not be able to access products or services of the Bank until such requirements are met and, if the failure continues for at least 10 business days, the member may be involuntarily terminated. Members that have filed a notice of withdrawal from membership or that have had their membership otherwise terminated are not required to meet any increases in the Stock Requirement based upon changes in the Total Mortgage Asset percentage or in the Activity-based Stock Requirement percentages while the notice is pending or subsequent to such termination unless new Activity-based Assets are acquired. Changes in the Activity-based Stock Requirement percentages will be applied to a member’s outstanding and new Activity-based Assets (or if the percentage change was prospective only, then only to new Activity-based Assets).

Any stock purchases that are necessary for the member to meet its Stock Requirement, as adjusted from time to time, are made by cash payment from the member by wire transfer or by debiting the required amount from the member’s deposit accounts.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to Section 7(k) of the Bank Act, each Federal Home Loan Bank is directed to determine the terms and conditions under which it may indemnify its directors and officers. Our bylaws require us to indemnify any director or officer for all monetary obligations incurred in connection with investigation, defense, or appeal of a proceeding, or satisfying a claim thereunder (including attorneys’ and paralegal fees, court costs, arbitration or mediation costs, costs of investigations and experts, and amounts of judgments, fines or penalties, excise taxes assessed with respect to an employee benefit plan, and amounts paid in settlement) when such person is made or threatened to be made a party to, or is involved as a witness or otherwise, in any claim, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether actual or threatened or in connection with an appeal relating thereto. Directors and officers are to be indemnified both with respect to actions taken on our behalf as directors or officers or on behalf of an “other enterprise” for which the director or officer is or was serving in some capacity at our request. For this purpose, “other enterprise” means any corporation, partnership, employee benefit plan, regulatory agency, or other enterprise for which the person is serving at our request, and specifically includes the Office of Finance, Council of Federal Home Loan Banks, the Affordable Housing Advisory Council, the Financing Corporation, REFCORP, the Financial Institutions Retirement Fund, Pentegra Retirement Services, the Financial Institutions Thrift Plan, any FHLB System Committee (including the Bank President’s Conference) or any non-profit community organization with a primary purpose of housing or financial literacy.

Pursuant to our bylaws, we will pay, in advance, liabilities and expenses incurred or payable by a director or officer in connection with any proceeding, with the agreement that those amounts will be repaid to us if the director or officer is ultimately determined not to be entitled to indemnification. To be entitled to indemnification, a director or officer must meet the standards of conduct set forth in our bylaws. Such person must have discharged the duties of a director or officer, including duties as a member of a committee, in good faith. The director or officer must have reasonably believed such action to be in or not opposed to our best interest or that of any other enterprise for which he or she serving at our request. In any criminal proceeding, the director or officer must have had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful. If the director or officer meets this standard of conduct, he or she is entitled to be indemnified unless the action or failure to act by that director or officer constituted willful misconduct or recklessness.

We maintain a director and officer liability insurance policy providing for the insurance on behalf of any person who is or was a director or officer of the Bank for any claim made against the person in any such capacity or arising out of the person’s status as such.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements required to be included in this registration statement appear at the end of the registration statement beginning on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements

The Index to Financial Statements can be found on page F-5 to this registration statement.

(b) Exhibits

The exhibits to this registration statement are listed in the attached Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on March 24, 2006.

FEDERAL HOME LOAN BANK OF INDIANAPOLIS

By:	/s/ MARTIN L. HEGER
Name:	Martin L. Heger
Title:	President – Chief Executive Officer

By:	/s/ MILTON J. MILLER II
Name:	Milton J. Miller II
Title:	Senior Vice President –Chief Financial Officer

Federal Home Loan Bank of Indianapolis

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Supplementary financial data for each full quarter within the two years ended December 31, 2005, and 2004, restated as applicable, are included in the tables below ($ amounts in thousands). Additional information relating to the restatement of quarterly financial statements can be found beginning on page 4.

	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
	(Restated)
Total Interest income	$388,212	$427,717	$480,828	$502,933
Total Interest expense	329,144	374,325	424,972	447,536

Net interest income before mortgage loan loss provision	59,068	53,392	55,856	55,397
Provision for credit losses on mortgage loans	—	—	—	—

Net interest income after mortgage loan loss provision	59,068	53,392	55,856	55,397

Fees and other income	736	864	786	796
Net realized gain from sale of available-for-sale securities	—	2,564	17,057	—
Net realized and unrealized gain (loss) on derivative and hedging activities	1,729	2,120	2,755	(4,452)
Operating expenses	(8,103)	(8,268)	(8,935)	(10,569)
Finance Board & Office of Finance	(784)	(838)	(728)	(642)
Other	(445)	(505)	(490)	(506)

Total net other income (expense)	(6,867)	(4,063)	10,445	(15,373)

Income before assessments	52,201	49,329	66,301	40,024
AHP	(4,294)	(4,062)	(5,456)	(3,313)
REFCORP	(9,581)	(9,053)	(12,169)	(7,343)

Total assessments	(13,875)	(13,115)	(17,625)	(10,656)

Net Income	$38,326	$36,214	$48,676	$29,368

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004
	(Restated)	(Restated)	(Restated)	(Restated)
Total Interest income	$284,435	$295,096	$316,081	$351,200
Total Interest expense	231,510	233,547	269,515	291,942

Net interest income before mortgage loan loss provision	52,925	61,549	46,566	59,258
Provision for credit losses on mortgage loans	—	—	—	574

Net interest income after mortgage loan loss provision	52,925	61,549	46,566	59,832

Fees and other income	598	662	681	758
Net realized and unrealized gain (loss) on derivative and hedging activities	(20,988)	25,893	(16,836)	137
Operating expenses	(6,863)	(7,667)	(7,097)	(8,008)
Finance Board & Office of Finance	(639)	(683)	(647)	(410)
Other	(419)	(429)	(429)	(442)

Total net other income (expense)	(28,311)	17,776	(24,328)	(7,965)

Income before assessments	24,614	79,325	22,238	51,867
AHP	(2,024)	(6,501)	(1,847)	(4,267)
REFCORP	(4,506)	(14,564)	(4,078)	(9,520)

Total assessments	(6,530)	(21,065)	(5,925)	(13,787)

Income before cumulative effect of change in accounting principle	18,084	58,260	16,313	38,080
Cumulative effect of change in accounting principle	(67)	—	—	—

Net Income	$18,017	$58,260	$16,313	$38,080

Investments. Investment securities classified as held-to-maturity, available-for-sale, and trading consisted of the following at December 31, 2005, and 2004.

Investment Securities

($ amounts in thousands, at carrying value)

	December 31,		December 2005 vs. December 2004
	2005	2004	Increase (decrease)	% change
State or local housing obligations	$13,585	$20,195	$(6,610)	(32.7)%
Other bonds, notes & debentures (including GSEs)	—	1,157,080	(1,157,080)	(100.0)%
MBS & ABS	6,849,679	6,136,482	713,197	11.6%

Total investment securities	$6,863,264	$7,313,757	$(450,493)	(6.2)%

Our MBS and ABS investment portfolio consisted of the following categories of securities as of December 31, 2005, and December 31, 2004.

MBS & ABS

($ amounts in thousands)

	December 31, 2005		December 31, 2004
	$	%	$	%
MBS
Non-federal agency residential MBS	$6,162,595	89.9%	$5,269,133	85.8%
U.S. agency residential MBS	72,253	1.1%	110,468	1.8%
Non-federal agency commercial MBS	548,866	8.0%	673,213	11.0%

Total MBS	6,783,714	99.0%	6,052,814	98.6%

ABS
Home equity loans	32,172	0.5%	45,496	0.8%
Manufactured housing loans	33,793	0.5%	38,172	0.6%

Total asset-backed securities	65,965	1.0%	83,668	1.4%

Total MBS & ABS	$6,849,679	100.0%	$6,136,482	100.0%

Deposits

A summary of the average rates we paid on interest-bearing deposits greater than 10% of average total deposits is presented in the following table.

Deposits Outstanding

($ amounts in thousands)

	For the Year Ended December 31,
	2005	2004	2003
Interest-bearing overnight deposits
Average balance	$835,902	$1,043,946	$1,950,252
Average rate paid	3.16%	1.26%	1.08%
Interest-bearing demand deposits
Average balance	$116,222	$145,763	$171,124
Average rate paid	2.54%	0.71%	0.38%

We had no time certificates of deposit outstanding at December 31, 2005, 2004, or 2003.

Short-term Borrowings

A summary of our short-term borrowings for which the average balance outstanding exceeded 30% of capital as of and for the three years ending December 31, 2005, 2004, and 2003 is presented in the table below.

Short-term Borrowings

($ amounts in thousands)

	As of December 31,
	2005	2004	2003
Discount notes
Outstanding at period end	$9,366,878	$10,631,051	$10,440,519
Weighted average rate at period end	3.84%	1.90%	0.99%
Daily average outstanding for the period	$9,027,487	$10,505,792	$11,070,849
Weighted average rate for the period	3.08%	1.33%	1.14%
Highest outstanding at any month end	$11,726,856	$12,583,565	$15,202,086

AHP

The outstanding liability related to the AHP program is comprised of the following award components at December 31, 2005.

AHP

As of December 31, 2005

($ amounts in thousands)

Awards/Assessments Outstanding	Amount	% of Total
2005 Assessment to be awarded in 2006	$13,592	50.3%
2005 Other set-aside programs remaining to be disbursed	1,599	5.9%
2005 AHP awards remaining to be disbursed	7,917	29.3%
2004 AHP awards remaining to be disbursed	3,836	14.2%
2003 and 2002 AHP awards remaining to be disbursed	81	0.3%

Total awards/assessments outstanding	$27,025	100.0%

The 2005 Assessment to be awarded in 2006 will not agree to the AHP assessment reflected in the Statement of Income due to the timing of income reported for AHP purposes.

Key Ratios

Key Ratios

	Year Ended December 31,
	2005	2004	2003
Net income to average assets 0	0.33%	0.29%	0.31%
Return on average equity	6.86%	6.25%	6.97%
Total average equity to average assets	4.85%	4.62%	4.38%
Dividend payout ratio(1)	57.98%	67.94%	52.09%

(1)	The dividend payout ratio is calculated by dividing dividends declared and paid by net income.

Federal Home Loan Bank of Indianapolis

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

the Federal Home Loan Bank of Indianapolis

In our opinion, the accompanying statements of condition and the related statements of income, capital and of cash flows present fairly, in all material respects, the financial position of the Federal Home Loan Bank of Indianapolis (the “Bank”) at December 31, 2005, and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Bank has restated its financial statements at December 31, 2004 and for each of the two years in the period ended December 31, 2004.

As discussed in Note 2, the Bank adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, on January 1, 2004.

/s/ PricewaterhouseCoopers LLP

Indianapolis, Indiana

March 22, 2006

Statement of Condition ($ and share amounts in thousands, except par value)

	December 31,
	2005	2004
		(Restated)
Assets
Cash and due from banks (Note 4)	$37,523	$44,628
Interest-bearing deposits, members and non-members	914,312	510,645
Federal funds sold, members and non-members	4,655,000	3,280,000
Trading security (Note 5)	43,385	88,532
Available-for-sale securities (a) (Note 6), includes investments in other Federal Home Loan Bank COs of $234,899 in 2004	—	1,157,080
Held-to-maturity securities (b) (Note 7) , members and non-members	6,819,879	6,068,145
Advances to members (Note 8)	25,813,862	25,231,074
Mortgage loans held for portfolio, net of allowance for credit losses on mortgage loans of $0 in 2005 and 2004 (Note 11)	9,540,145	7,761,767
Accrued interest receivable	119,156	109,827
Premises and equipment, net	10,705	11,167
Derivative assets (Note 17)	97,084	1,668
Other assets	40,870	37,225

Total assets	$48,091,921	$44,301,758

Liabilities and Capital
Interest-bearing deposits (Note 12)	$799,942	$879,417
COs, net (Note 13)
Discount Notes	9,366,878	10,631,051
CO Bonds	34,971,804	29,817,241

Total COs, net	44,338,682	40,448,292

Accrued interest payable	328,322	244,295
AHP (Note 9)	27,025	23,060
Payable to REFCORP (Note 10)	7,031	—
Derivative liabilities (Note 17)	193,433	493,724
Mandatorily redeemable capital stock (Note 14)	43,574	30,259
Other liabilities	50,679	39,220

Total liabilities	45,788,688	42,158,267

Commitments and contingencies (Note 8,9,13,14,15,16,17,19)

Capital (Note 14)
Capital Stock-Class B-1 putable ($100 par value) issued and outstanding shares: 21,564 in 2005, and 20,169 in 2004	2,156,426	2,016,931

Total Capital Stock putable ($100 par value) issued and outstanding shares: 21,564 shares in 2005 and 20,169 shares in 2004	2,156,426	2,016,931

Retained earnings	149,014	84,995
Accumulated other comprehensive (loss) income
Net unrealized gain on available-for-sale securities (Note 6)	—	43,767
Other (Note 15)	(2,207)	(2,202)

Total Accumulated other comprehensive (loss) income	(2,207)	41,565

Total capital	2,303,233	2,143,491

Total Liabilities and Capital	$48,091,921	$44,301,758

(a)	Amortized cost: $0 and $1,113,313 at December 31, 2005, and 2004.
(b)	Fair values: $6,681,003 and $6,069,364 at December 31, 2005, and 2004.

The accompanying notes are an integral part of these financial statements.

Statement of Income ($ amounts in thousands)

	For the Year ended December 31,
	2005	2004	2003
		(Restated)	(Restated)
Interest Income
Advances to members	$941,731	$518,033	$509,381
Prepayment fees on advances, net	2,039	10,351	3,352
Interest-bearing deposits, members and non-members	13,276	5,270	2,558
Federal funds sold, members and non-members	86,466	46,443	18,074
Trading security	4,308	6,310	6,379
Available-for-sale securities, includes interest on investments in other Federal Home Loan Bank COs of $7,855, $11,078, and $11,058	31,852	49,245	51,234
Held-to-maturity securities, members and non-members	278,637	242,863	215,096
Mortgage loans held for portfolio	441,308	368,019	344,604
Loans to other Federal Home Loan Banks	73	278	184

Total Interest income	1,799,690	1,246,812	1,150,862

Interest Expense
Discount Notes	278,082	139,533	125,804
CO Bonds	1,265,674	871,784	779,844
Deposits	30,652	14,164	21,667
Borrowings from other Federal Home Loan Banks	26	—	21
Mandatorily redeemable Capital Stock	1,543	1,011	—
Other borrowings	—	22	32

Total Interest expense	1,575,977	1,026,514	927,368

Net interest income	223,713	220,298	223,494
(Reversal) provision for credit losses on mortgage loans	—	(574)	309

Net interest income after mortgage loan loss provision	223,713	220,872	223,185

Other Income (Loss)
Service fees	1,495	1,300	4,560
Net loss on trading security	(4,499)	(5,286)	(1,582)
Net realized gain from sale of available-for-sale securities	19,621	—	167
Net gain (loss) on derivatives and hedging activities	6,651	(6,508)	(12,786)
Other, net	1,687	1,399	1,549

Total Other income (loss)	24,955	(9,095)	(8,092)

Other Expense
Salaries and benefits	25,420	20,170	18,414
Other operating expenses	10,455	9,465	9,654
Finance Board	1,579	1,298	1,267
Office of Finance	1,413	1,081	1,217
Other	1,946	1,719	1,482

Total Other expense	40,813	33,733	32,034

Income Before Assessments	207,855	178,044	183,059
AHP	17,125	14,639	14,943
REFCORP	38,146	32,668	33,623

Total assessments	55,271	47,307	48,566

Income before cumulative effect of change in accounting principle	152,584	130,737	134,493
Cumulative effect of change in accounting principle	—	(67)	—

Net Income	$152,584	$130,670	$134,493

The accompanying notes are an integral part of these financial statements.

Statement of Capital ($ amounts and shares in thousands)

								Accumulated Other Comprehensive Income	Total Capital
	Capital Stock Class B-1 Putable		Capital Stock Class B-2 Putable		Capital Stock Putable		Retained Earnings

	Shares	Par Value	Shares	Par Value	Shares	Par Value
							(Restated)	(Restated)	(Restated)
Balance, December 31, 2002					19,562	$1,956,239	$(21,140)	$88,202	$2,023,301
Proceeds from sale of capital stock	1,159	$115,901							115,901
Repurchase/redemption of capital stock	(1,843)	(184,365)			(390)	(38,999)			(223,364)

Comprehensive income
Net income							134,493		134,493

Other comprehensive income
Net unrealized loss on available-for-sale securities								(21,641)	(21,641)
Other								(532)	(532)

Total comprehensive income (loss)							134,493	(22,173)	112,320

Conversion to Class B shares	19,172	1,917,240			(19,172)	(1,917,240)
Transfers of capital stock	(8)	(750)	8	$750
Dividends on capital stock
Cash (5.72%)							(689)		(689)
Stock (5.16%)	694	69,374					(69,374)

Balance, December 31, 2003	19,174	1,917,400	8	750	—	—	43,290	66,029	2,027,469
Proceeds from sale of capital stock	718	71,847							71,847
Repurchase/redemption of capital stock	(323)	(32,338)							(32,338)
Net shares reclassified to mandatorily redeemable capital stock	(286)	(28,663)	(8)	(750)					(29,413)

Comprehensive income
Net income							130,670		130,670

Other comprehensive income
Net unrealized loss on available-for-sale securities								(23,063)	(23,063)
Other								(1,401)	(1,401)

Total comprehensive income (loss)							130,670	(24,464)	106,206

Mandatorily redeemable capital stock distributions							(193)		(193)
Dividends on capital stock
Cash							(87)		(87)
Stock (4.56%)	886	88,685					(88,685)

Balance, December 31, 2004	20,169	$2,016,931	—	$—	—	$—	$84,995	$41,565	$2,143,491

Statement of Capital ($ amounts and shares in thousands)

								Accumulated Other Comprehensive Income	Total Capital
	Capital Stock Class B-1 Putable		Capital Stock Class B-2 Putable		Capital Stock Putable		Retained Earnings

	Shares	Par Value	Shares	Par Value	Shares	Par Value
Balance, December 31, 2004, as restated	20,169	$2,016,931	—	$—	—	$—	$84,995	$41,565	$2,143,491
Proceeds from sale of capital stock	1,256	125,635							125,635
Repurchase/redemption of capital stock	(156)	(15,697)							(15,697)
Net shares reclassified to mandatorily redeemable capital stock	(132)	(13,189)							(13,189)

Comprehensive income
Net income							152,584		152,584

Other comprehensive income
Net unrealized loss on available-for-sale securities								(24,146)	(24,146)
Reclassification adjustment for loss included in net income relating to available-for-sale securities								(19,621)	(19,621)
Other								(5)	(5)

Total comprehensive income (loss)							152,584	(43,772)	108,812

Mandatorily redeemable capital stock distributions							(98)		(98)
Dividends on capital stock
Cash (4.37%)							(45,721)		(45,721)
Stock (4.25%)	427	42,746					(42,746)

Balance, December 31, 2005	21,564	$2,156,426	—	$—	—	$—	$149,014	$(2,207)	$2,303,233

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows ($ amounts in thousands)

	For the Year Ended December 31,
	2005	2004	2003
		(Restated)	(Restated)
Operating Activities
Net income	$152,584	$130,670	$134,493
Cumulative effect of change in accounting principle	—	67	—

Income before cumulative effect of change in accounting principle	152,584	130,737	134,493

Adjustments to reconcile income before cumulative effect of change in accounting principle to net cash provided by (used in) operating activities
Depreciation and amortization
Net premiums and discounts on COs	(14,990)	5,485	(8,000)
Net premiums and discounts on investments	(10,843)	(7,201)	(4,839)
Net premiums and discounts on mortgage loans	11,496	15,735	13,321
Concessions on CO bonds	7,480	13,635	24,307
Net deferred (gain) loss on derivatives	(135)	(80)	148
Premises and equipment	1,464	1,472	1,579
Other fees and amortization	6,370	65,856	(86,352)
Provision for credit losses on mortgage loans held for portfolio	—	(574)	309
Non-cash interest on mandatorily redeemable capital stock	571	658	—
Net realized gain from available-for-sale securities	(19,621)	—	(167)
Net realized loss on disposal of premises and equipment	—	—	8
Gain due to change in net fair value adjustment on derivative and hedging activities	(36,645)	(41,483)	(51,838)
Net change in:
Trading security	45,147	12,540	1,581
Accrued interest receivable	(9,329)	9,254	6,033
Net derivatives – net accrued interest	(66,081)	(40,679)	(5,803)
Other assets	(47)	(4,987)	585
AHP liability and discount on AHP Advances	3,965	(3,423)	(1,898)
Accrued interest payable	84,027	(2,306)	(4,953)
Payable to REFCORP	7,031	—	—
Increase in other liabilities	11,454	817	14,917

Total adjustments	21,314	24,719	(101,062)

Net cash provided by (used in) operating activities	173,898	155,456	33,431

Investing Activities
Net change in:
Interest-bearing deposits, members and non-members	(403,667)	(268,134)	(242,436)
Federal funds sold, members and non-members	(1,375,000)	(2,213,000)	(38,000)
Premises and equipment	(1,002)	(1,930)	(1,141)
Held-to-maturity securities:
Proceeds from maturities of long-term held-to-maturity securities, members and non-members	1,465,263	1,877,432	4,614,441
Purchases of long-term held-to-maturity securities, members and non-members	(2,205,249)	(2,209,742)	(4,795,790)
Available-for-sale securities:
Proceeds from sales of available-for-sale securities, non-members	945,019	—	325,301
Proceeds from maturities of available-for-sale securities, non-members	136,015	—	22,455
Advances to members:
Principal collected on Advances	48,593,259	46,255,051	37,922,673
Advances made	(49,575,877)	(43,226,896)	(38,385,919)
Mortgage loans held for portfolio:
Principal collected	1,543,291	1,578,105	2,759,190
Mortgage loans purchased	(3,321,781)	(1,919,921)	(4,778,697)
Other Federal Home Loan Banks:
Principal collected on loans to other Federal Home Loan Banks	945,000	2,817,000	4,528,000
Loans to other Federal Home Loan Banks	(945,000)	(2,817,000)	(4,528,000)

Net cash used in investing activities	(4,199,729)	(129,035)	(2,597,923)

Statement of Cash Flows ($ amounts in thousands)

	For the Year Ended December 31
	2005	2004	2003
		(Restated)	(Restated)
Financing Activities
Net change in:
Deposits	(79,475)	(333,152)	(240,325)
Net proceeds from issuance of COs
Discount Notes	756,511,475	723,507,044	617,245,233
CO Bonds	11,252,201	14,292,106	34,066,658
CO Bonds transferred from other Federal Home Loan Banks		—	68,785
Payments for maturing and retiring COs
Discount Notes	(757,767,648)	(723,325,539)	(620,654,076)
CO Bonds	(5,961,500)	(14,213,025)	(27,812,650)
Other Federal Home Loan Banks:
Borrowings from other Federal Home Loan Banks	355,000	—	525,000
Maturities of borrowings from other Federal Home Loan Banks	(355,000)	—	(525,000)
Proceeds from issuance of capital stock	125,635	71,847	115,901
Payments for redemption of mandatorily redeemable capital stock	(544)	(72)	—
Payments for repurchase/redemption of capital stock	(15,697)	(32,338)	(223,364)
Cash dividends paid	(45,721)	(87)	(689)

Net cash provided by (used in) financing activities	4,018,726	(33,216)	2,565,473

Net (decrease) increase in cash and cash equivalents	(7,105)	(6,795)	981

Cash and cash equivalents at beginning of the year	44,628	51,423	50,442

Cash and cash equivalents at end of the year	$37,523	$44,628	$51,423

Supplemental Disclosures
Interest paid	$1,183,295	$892,377	$815,986
AHP payments, net	13,160	18,062	16,841
REFCORP payments	30,979	26,938	30,449

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF INDIANAPOLIS

NOTES TO FINANCIAL STATEMENTS

These Notes to Financial Statements should be read in conjunction with the Statement of Condition as of December 31, 2005, and 2004 and the Statement of Income, Statement of Capital, and Statement of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

Background Information

The Bank, a federally chartered corporation, is one of 12 district Federal Home Loan Banks. We serve the public by enhancing the availability of credit for residential mortgages and targeted community development. We provide a readily available, low-cost source of funds to our member institutions. We are a cooperative, which means that current members own nearly all of our outstanding capital stock, and may receive dividends on their investment. Former members own the remaining capital stock to support business transactions still carried on our Statement of Condition. Regulated financial depositories and insurance companies engaged in residential housing finance may apply for membership. State and local housing authorities that meet certain statutory criteria may also borrow from the Bank. While eligible to borrow, housing associates are not members of the Bank and, as such, are not required to hold capital stock.

All members must purchase stock in our Bank. Members must own our capital stock based on the amount of their total mortgage assets. Each member is also required to purchase activity-based capital stock as it engages in certain business activities with us. As a result of these requirements, we conduct business with members in the normal course of business. See Notes 20 and Note 21 for more information.

The Finance Board supervises and regulates the Federal Home Loan Banks and the Office of Finance. The Finance Board’s principal purpose is to ensure that the Federal Home Loan Banks operate in a safe and sound manner. In addition, the Finance Board ensures that the Federal Home Loan Banks carry out their housing finance mission, remain adequately capitalized, and can raise funds in the capital markets. Also, the Finance Board establishes policies and regulations covering the operations of the Federal Home Loan Banks. Each Federal Home Loan Bank operates as a separate entity with its own management, employees, and board of directors. We do not have any special purpose entities or any other types of off-balance sheet conduits.

The Federal Home Loan Banks’ Consolidated Obligations, consisting of CO Bonds and Discount Notes, are the joint and several obligations of all the Federal Home Loan Banks and are the primary source of funds for the Federal Home Loan Banks. The Finance Board established the Office of Finance as a joint office of the Federal Home Loan Banks to facilitate issuance and servicing of COs. Deposits, other borrowings, and capital stock issued to members provide other funds. We primarily use these funds to provide Advances to members and to purchase loans from members through our MPP. We also provide member institutions with correspondent services, such as wire transfer, security safekeeping, and settlement.

Note 1 — Restatement of Financial Statements

We restated our financial statements at December 31, 2004, and 2003, and for each of the two years in the period ended December 31, 2004.

We follow Statement of Financial Accounting Standards No. 133, as amended (“SFAS 133”) in accounting for derivative transactions. SFAS 133 requires that a company carry its derivatives on its balance sheet at fair value, reflecting periodic changes in fair value in earnings. In accordance with SFAS 133, a hedging relationship that has appropriate contemporaneous documentation and meets certain specified criteria is eligible for “fair value” hedge accounting, and the offsetting changes in fair value of the hedged items attributable to the risk being hedged may be recorded in earnings. To the extent that these changes in value do not completely offset the changes in value of the related derivatives, there is a net impact on the Statement of Income. The application of hedge accounting generally requires a company to evaluate the effectiveness of the hedging relationships at inception and on an ongoing basis and to calculate the changes in fair value of the derivatives and related hedged items independently. This is known as the “long-haul” method of hedge accounting. Hedging relationships that meet more stringent criteria under SFAS 133 may qualify for the “short-cut” method of hedge accounting, in which a company can make the assumption that the change in fair value of a hedged item attributable to changes in interest rates exactly offsets the change in fair value of the related derivative, rather than periodically evaluating the actual change in fair value of the hedged item independently.

In connection with the registration of our capital stock with the SEC, we performed a comprehensive review of certain derivative instruments. During this review, we identified certain corrections that were needed with respect to our use of hedge accounting for certain transactions under SFAS 133. As a result, we restated our financial statements to reflect no hedge accounting for certain hedging relationships, as well as changes to our method of assessing effectiveness and recording ineffectiveness for certain Advance and Consolidated Obligation hedging relationships. The financial statements have been restated to correct the following items:

Available-for-Sale Investment Securities. We identified two interest rate swaps hedging available-for-sale investment securities with a total notional amount of $149,325,000 which included upfront fees paid at inception that were accounted for using the short-cut provisions of SFAS 133. Due to the upfront fees paid, the swaps did not have a fair value of $0 at inception and therefore, did not qualify for the short-cut provisions of SFAS 133. In addition, we found twenty-four other interest rate swaps, with a total notional amount of $1,296,045,000 hedging available-for-sale investment securities that were accounted for using the short-cut provisions of SFAS 133. In each case, the available-for-sale security and related interest rate swap were contemporaneously purchased in a package transaction at a par price. When these securities and derivatives were designated in short-cut hedging relationships at the date of adoption of SFAS 133 (January 1, 2001), we failed to recognize that, while the package was acquired at a par price, the components of the transaction (the available-for-sale security and interest rate swap) would not have been priced at par if they had been acquired or executed individually. Because the interest rate swaps were entered into at a fair value other than $0, the hedging relationships failed to qualify for short-cut accounting. As restated, these hedges no longer qualify for fair value hedge accounting, and the change in the fair value of the derivative is now recorded in current-period earnings without the corresponding change in fair value of the hedged item.

The effect of these corrections on the restated financial statements was to increase net income by $19,644,000 and $18,166,000 for the years ended December 31, 2004 and 2003, respectively, while at the same time decreasing Accumulated other comprehensive (loss) income by $26,735,000 and $24,724,000, respectively, in the Statement of Condition. Also, Retained earnings and Accumulated other comprehensive income at December 31, 2002 (decreased) increased by ($43,383) and $82,196, respectively, from the amounts previously reported.

Floating Rate Advances with Fixed Rate Ceiling. We identified LIBOR-based floating rate advances with fixed rate ceilings with a notional amount of $38,000,000 which were swapped and accounted for as fair value hedges using the short-cut provisions of SFAS 133. Because the swap contained a mirror-image LIBOR-based floating rate with fixed rate ceiling feature, the variable interest rate on the swap had a cap, and therefore, the swaps did not qualify for the short-cut provisions of SFAS 133. As restated, these hedges no longer qualify for fair value hedge accounting and the change in the fair value of the derivative is now recorded in current-period earnings with no corresponding offsetting change in fair value recorded in Advances.

The effect of this correction on the restated financial statements was to (decrease) increase net income by ($12,000) and $99,000 for the years ended December 31, 2004, and 2003, respectively. Also, Retained earnings at December 31, 2002 increased by $468 from the amounts previously reported.

Advances Convertible from Fixed Interest Rate to Adjustable Interest Rate. We determined that our method of assessing and recording ineffectiveness for our Putable Advance hedging relationships was incorrect. Under the prior approach we incorrectly assumed no ineffectiveness for these hedging transactions since the designated interest rate swaps hedging the underlying Advances were structured with identical terms, including embedded optionality, except for the provision allowing the Advance to convert to a floating rate. We corrected our method of accounting for these relationships to begin measuring and recording ineffectiveness for such transactions during each reporting period. As restated, the fair value change in the hedged item is measured separately from the derivative, and any net ineffectiveness is recorded in current-period earnings.

The effect of this correction on the restated financial statements was to increase net income by $353,000 and $694,000 for the years ended December 31, 2004, and 2003, respectively. Also, Retained earnings at December 31, 2002 decreased by $940 from the amounts previously reported.

Hedging Relationships Involving Consolidated Obligations and Interest Rate Swaps with Upfront or Deferred Fees. In 2004, prior to the identification of the errors discussed above that precipitated our decision to restate our financial statements, we identified an accounting practice that did not conform with GAAP. At that time, we assessed the impact of the required changes on all of the affected prior annual periods, all quarterly periods for 2003 and all relevant quarterly periods for 2004, and determined that had we correctly accounted for these transactions, it would not have had a material impact on our results of operations or financial condition for any of these prior reporting periods. Accordingly, we recorded cumulative adjustments as of January 1, 2004, to reflect the accounting as if we had properly accounted for these items in years prior to 2004. In connection with the restatement of our financial statements, we reversed the cumulative adjustments that were previously recorded as of January 1, 2004, and have adjusted our prior period financial statements to reflect the appropriate accounting for these transactions in those periods. The changes related to method of hedge accounting for certain consolidated obligation bonds.

We determined that our method of assessing and recording ineffectiveness for certain highly-effective CO hedging relationships was incorrect. Under the prior approach, we incorrectly assumed no ineffectiveness for these hedging transactions since the CO and the designated interest rate swap agreement had identical terms, with the exception that the interest rate swaps used in these relationships were structured with one settlement amount under the receive-side of the swap that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the CO. We corrected our method of accounting for these relationships to begin measuring and recording ineffectiveness for such transactions during each reporting period. As restated, the fair value change in the hedged item is measured separately from the derivative, and any net ineffectiveness is recorded in current-period earnings.

As previously reported, net income increased by $581,000 as of January 1, 2004, to reflect the accounting as if the Bank had employed the new approach from the date of adoption of SFAS 133 through December 31, 2003. As part of the Bank’s restatement, previously reported net income for the years ended December 31, 2004, and 2003 was (reduced) increased by ($1,362,000) and $444,000, respectively. These adjustments are included in Net realized and unrealized losses on derivatives and hedging activities in the Bank’s restated Statement of Income. Also, Retained earnings at December 31, 2002 decreased by $4,417 from the amounts previously reported.

Impact of the Restatement on the Bank’s REFCORP and AHP Assessments

The restatement resulted in lower cumulative income before assessments as of March 31, 2005, and December 31, 2004, and 2003. On January 25, 2006, the Finance Board issued Advisory Bulletin 06-01 (“AB 06-01”) which provides guidance to those Federal Home Loan Banks that are required to restate their financial statements in connection with the registration of their equity securities with the Securities and Exchange Commission. Pursuant to the guidance in AB 06-01, the Bank has recalculated its REFCORP and AHP assessments for the three months ended March 31, 2005, and the years ended December 31, 2004, 2003, 2002 and 2001 based upon its restated income before assessments for each of those periods. The recalculated amounts have been recorded in the Bank’s restated Statements of Income.

Through December 31, 2004 and 2003, previously recorded REFCORP assessments exceeded the cumulative recalculated amounts by $7,798,000 and $12,454,000, respectively, while previously recorded AHP assessments exceeded the cumulative recalculated amounts as of those dates by $3,466,000 and $5,536,000, respectively. Because the Bank’s REFCORP and AHP contributions for each of the four years were based upon pre-restatement income before assessments, the total cumulative contributions were larger than those that would have been required had they been based upon the Bank’s restated results. As a result, in the Bank’s restated Statement of Condition, the previously reported Payable to REFCORP as of December 31, 2004, of $7,662,000 was reduced by $7,798,000 and the balance of $136,000 has been reported in Other assets. Additionally, the previously reported AHP liability has been reduced from $26,526,000 to $23,060,000 as of December 31, 2004. As permitted by AB 06-01, the Bank has credited the excess REFCORP and AHP contributions of $7,798,000 and $3,466,000, respectively, against required contributions for the nine months ended September 30, 2005. As of September 30, 2005, the Bank’s excess REFCORP and AHP contributions have been fully utilized.

The comparative financial statements have been restated to apply the effects of the errors and the correct manner of recording ineffectiveness retrospectively since the adoption of SFAS 133 on January 1, 2001. The effect of the restatement through December 31, 2004, was a decrease to our cumulatively reported Net income of $31.2 million. However, the balance at December 31, 2004, in Accumulated other comprehensive (loss) income increased by $42.0 million from the amount previously reported. The following financial statement line items as of and for the years ending December 31, 2004, and 2003, were affected by the adjustments.

	For the Year Ended December 31,
	2004			2003
Statement of Income ($ amounts in thousands)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Interest Income
Advances to members	$518,024	$9	$518,033	$509,248	$133	$509,381
Available-for-sale securities	15,665	33,580	49,245	15,106	36,128	51,234
Total Interest income	1,213,223	33,589	1,246,812	1,114,601	36,261	1,150,862
Interest Expense
COs	1,010,254	1,063	1,011,317	905,648	—	905,648
Total Interest expense	1,025,451	1,063	1,026,514	927,368	—	927,368
Net interest income	187,772	32,526	220,298	187,233	36,261	223,494
Net interest income after mortgage loan loss provision	188,346	32,526	220,872	186,924	36,261	223,185
Net realized and unrealized gain (loss) on derivatives and hedging activities	669	(7,177)	(6,508)	(2,934)	(9,852)	(12,786)
Total other (loss) income	(1,918)	(7,177)	(9,095)	1,760	(9,852)	(8,092)
Income before assessments	152,695	25,349	178,044	156,650	26,409	183,059
AHP	12,569	2,070	14,639	12,788	2,155	14,943
REFCORP	28,012	4,656	32,668	28,772	4,851	33,623
Total assessments	40,581	6,726	47,307	41,560	7,006	48,566
Income before cumulative effect of change in accounting principle	112,114	18,623	130,737	115,090	19,403	134,493
Net Income	$112,047	$18,623	$130,670	$115,090	$19,403	$134,493

	December 31, 2004
Statement of Condition ($ amounts in thousands)	As Previously Reported	Adjustment	As Restated
Assets
Available-for-sale securities	$1,149,193	$7,887	$1,157,080
Advances to members	25,230,470	604	25,231,074
Other assets	37,089	136	37,225
Total assets	$44,293,131	$8,627	$44,301,758

Liabilities and Capital

CO Bonds	$29,816,178	$1,063	$29,817,241
Total COs, net	40,447,229	1,063	40,448,292
AHP	26,526	(3,466)	23,060
Payable to REFCORP	7,662	(7,662)	—
Derivative liabilities	485,839	7,885	493,724
Total liabilities	42,160,447	(2,180)	42,158,267
Retained earnings	116,187	(31,192)	84,995
Net unrealized gain (loss) on available-for-sale securities	1,768	41,999	43,767
Total capital	2,132,684	10,807	2,143,491
Total Liabilities and Capital	$44,293,131	$8,627	$44,301,758

Although the effect of the restatements had no effect on our cash flow, certain individual line items within cash from operating activities, as described below, were affected by the adjustments.

	For the Year Ended December 31,
	2004			2003
Statement of Cash Flows ($ amounts in thousands)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Net Income	$112,047	$18,623	$130,670	$115,090	$19,403	$134,493
Income before cumulative effect of change in accounting principle	112,114	18,623	130,737	115,090	19,403	134,493
Net premiums and discounts on COs	4,422	1,063	5,485	(8,000)	—	(8,000)
Net premiums and discounts on investments	(10,388)	3,187	(7,201)	(7,533)	2,694	(4,839)
Gain due to change in net fair value adjustment of derivative and hedging activities	(11,884)	(29,599)	(41,483)	(22,735)	(29,103)	(51,838)
(Increase) decrease in other assets	(10,716)	5,729	(4,987)	(2,590)	3,175	585
Net (decrease) increase in AHP liability and discount on AHP Advances	(5,493)	2,070	(3,423)	(4,053)	2,155	(1,898)
Increase(decrease) in payable to REFCORP	1,073	(1,073)	—	(1,676)	1,676	—
Total adjustments	$43,342	$(18,623)	$24,719	$(81,659)	$(19,403)	$(101,062)

Note 2 — Significant Accounting Policies

Use of Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates.

Interest-Bearing Deposits. These investments include certificates of deposit transacted with non-member counterparties or members and their affiliates, provide short-term liquidity and are carried at cost. These investments also include other interest-bearing deposits carried at cost that have been pledged as collateral to non-member swap counterparties. We do not classify interest-bearing deposits as a cash equivalent.

Federal Funds Sold. These investments include activities transacted with non-member counterparties or members and their affiliates. They provide short-term liquidity and are carried at cost. We do not classify federal funds sold as a cash equivalent.

Investment Securities. These investment securities were issued by non-member counterparties, affiliates of members or former members, or investments in other Federal Home Loan Banks COs. We carry, at cost, investments for which we have both the ability and intent to hold to maturity, adjusted for the amortization of premiums and accretion of discounts using the level-yield method.

Under Statement of Financial Accounting Standards No. 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities,” changes in circumstances may cause us to change our intent to hold a certain security to maturity without calling into question our intent to hold other debt securities to maturity in the future. Thus, the sale or transfer of a held-to-maturity security due to certain changes in circumstances such as evidence of significant deterioration in the issuer’s creditworthiness or changes in regulatory requirements is not considered to be inconsistent with its original classification. Other events that are isolated, non-recurring, and unusual for our Bank that could not have been reasonably anticipated may cause us to sell or transfer a held-to-maturity security without necessarily calling into question our intent to hold other debt securities to maturity. For the years ended December 31, 2005, 2004 and 2003, there were no sales or transfers of held-to-maturity securities.

In addition, in accordance with SFAS 115, sales of held-to-maturity securities that meet either of the following two conditions may be considered as maturities for purposes of the held-to-maturity classification of these securities: 1) the sale occurs near enough to its maturity date (or call date if exercise of the call is probable) that interest rate risk is substantially eliminated as a pricing factor, and the changes in market interest rates would not have a significant effect on the security’s fair value, or 2) the sale of a security occurs after we have already collected a substantial portion (at least 85%) of the principal outstanding at acquisition due either to prepayments on the debt security or to scheduled payments on a debt security payable in equal installments (both principal and interest) over its term.

We classify certain investments, including investment securities purchased from non-member counterparties or other Federal Home Loan Banks, which we may sell before maturity, as available-for-sale and carry them at fair value. Unrealized holding gains and losses are reported in Accumulated other comprehensive (loss) income. For available-for-sale securities that have been hedged and qualify as a fair value hedge, we record the portion of the change in value related to the risk being hedged in Other income (loss) as Net gain (loss) on derivatives and hedging activities together with the related change in the fair value of the derivative, and record the remainder of the change in Accumulated other comprehensive (loss) income as Net unrealized gain (loss) on available-for-sale securities. For available-for-sale securities that do not qualify as fair value hedges, we record the total amount of unrealized gain or loss on the security in Accumulated other comprehensive (loss) income.

We classify an investment purchased from a non-member counterparty, acquired for purposes of liquidity and asset/liability management, as trading and carry it at fair value. We record changes in the fair value of this investment in Other income (loss). However, we do not participate in speculative trading practices and may hold this investment for an extended period of time as management periodically evaluates its liquidity needs.

We compute the amortization and accretion of premiums and discounts on MBS and ABS on an individual instrument level using the level-yield method over the estimated cash flows of the securities. This method requires a retrospective adjustment of the effective yield each time we change the estimated cash flows as if the new estimate had been known since the original acquisition date of the securities.

We compute gains and losses on sales of investment securities using the specific identification method and include these gains and losses in Other income (loss). We regularly evaluate outstanding investments for changes in fair value and record an impairment when a decline in fair value is deemed to be other-than-temporary. An investment is considered for impairment if the fair value of the investment is less than its carrying value. After the investment is determined to be impaired, we evaluate whether this decline in value is other-than-temporary. When evaluating whether the impairment is other-than-temporary, we take into consideration whether or not we are going to receive all of the investment’s contractual cash flows and whether we have the intent and ability to hold the investment for a sufficient amount of time to recover the unrealized losses. In addition, we consider issuer or collateral specific factors, such as rating agency actions and business and financial outlook. We also evaluate broader industry and sector performance indicators.

If there is an other-than-temporary impairment in value of an investment, the decline in value is recognized as a loss and presented in the Statement of Income as Other expense. We have not experienced any other-than-temporary impairment in value of investments during 2005, 2004 or 2003.

Advances. We present loans to members, called Advances, net of unearned commitment fees, discounts, and the impact of hedge accounting. We amortize the discounts on Advances, on an individual instrument basis, to Interest income using the level-yield method. We credit interest on Advances to income as earned. Following the requirements of the Federal Home Loan Bank Act of 1932 (the “Bank Act”), as amended, we obtain sufficient collateral on Advances to protect us from losses. The Bank Act limits eligible collateral to certain investment securities, residential mortgage loans, cash or deposits with our Bank, and other eligible real estate-related assets. As Note 8 more fully describes, community financial institutions (FDIC-insured institutions with average assets over the preceding three-year period of $587 million currently) are eligible to utilize expanded statutory collateral rules that include secured small business and agricultural loans and securities representing a whole interest in such secured loans. We have not incurred any credit losses on Advances since our inception. Based upon the collateral held as security for the Advances and the repayment history of our Advances, management believes that an allowance for credit losses on Advances is unnecessary.

Mortgage Loans Held in Portfolio. We offer the MPP to our members under which we invest in FHA and conventional residential mortgage loans purchased directly from a participating member. We classify mortgage loans as held for investment and, accordingly, report them at their principal amount outstanding, net of premiums and discounts, and the impact of hedge accounting. We manage the liquidity and interest rate risk of the loans. Our Bank and the member share in the credit risk on conventional loans, with the member assuming a first loss obligation equivalent to the greater of expected losses or the required deductible for the SMI policy, while we assume credit losses in excess of primary mortgage insurance coverage, SMI coverage, and the member’s obligation.

To provide credit enhancement on conventional loans originated or acquired by a PFI, the PFI funds an LRA over time to cover at a minimum the expected losses. This account is established to conform to a regulation established by the Finance Board for all conventional MPP mortgages. The Finance Board regulation stipulates that we are allowed to purchase loans from the member that have been credit enhanced to an AA asset. In order to comply with this regulation, we evaluate the proposed conventional mortgages to be sold to determine the amount of expected losses that will occur. The expected losses are used to determine the amount to be deposited into the LRA and these funds are used to offset any losses that may occur. Funds not needed to absorb losses are paid to the selling members over a period of time established at the time of a Master Commitment Contract that governs the sale of loans in the program. No LRA is required after eleven years. This period was determined upon establishment of the program after reviewing the requirements of the SMI providers, and looking at the lower default rates and increased equity for seasoned loans after such length of time. The amount to be deposited monthly to an LRA, which ranges from 0.07% to 0.10% per annum of the outstanding balance of the pool, is established at the time the PFI enters into a master commitment contract, and is based on the size of the pool and the expected credit quality of the loans to be purchased. LRA funds are available to cover credit losses on any loan in the pool. The minimum LRA balance required before funds can be returned to the PFI ranges from 0.30% to 1.20% of the outstanding balance of the loans in the pool. This amount is also established in the Master Commitment Contract and varies with the size of the pool and the overall credit quality of the loans. If the LRA balance reaches the minimum requirement, any funds in excess of the required amount will be returned to the PFI monthly. The LRA is recorded in Other liabilities and totaled $13,349,000 and $8,905,000 at December 31, 2005, and 2004, respectively.

The following presents a roll-forward schedule of the LRA liability account for the years ending 2005 and 2004. ($ amounts in thousands)

	2005	2004
Balance of LRA at beginning of period	$8,905	$5,555
Collected through periodic interest payments	6,162	4,661
Disbursed for mortgage loan losses	(562)	(188)
Returned to the member	(1,156)	(1,123)

Balance of LRA at end of period	$13,349	$8,905

In addition to the expected losses covered by the LRA, the member selling conventional loans is required to purchase SMI and to designate the Bank as the beneficiary as an enhancement to cover losses over and above losses covered by the LRA. The LRA and the SMI are calculated to provide, at a minimum, the equivalent of an investment grade rating (e.g., AA credit rating).

We defer and amortize mortgage loan premiums and discounts paid to and received from our participating members, on a pooled loan basis, as Interest income using the level-yield method over the estimated cash flows of the related mortgage loans. Actual prepayment experience and estimates of future principal prepayments are used in calculating the estimated cash flows of the mortgage loans. We aggregate the mortgage loans by similar characteristics (type, maturity, note rate, and acquisition date) in determining prepayment estimates. The level-yield method requires a retrospective adjustment each time we change the estimated prepayment amounts so that it is as if the new estimate had been known since the original acquisition date of the assets.

We currently require payments on a scheduled/scheduled basis which means we receive scheduled monthly principal and interest from the servicer regardless of whether the mortgagee is making payments to the servicer.

For loans not purchased under a scheduled/scheduled basis, we place all conventional loans greater than 90 days past due on non-accrual status. Loans remain on non-accrual status until the past due status has been remedied.

We base the allowance for credit losses on management’s estimate of credit losses inherent in our mortgage loan portfolio as of the Statement of Condition date after consideration of the LRA and SMI. Actual losses are first covered by the member’s funded LRA and SMI policy. We perform periodic reviews of our portfolio to identify the losses inherent within the portfolio and to determine the likelihood of collection of the portfolio above these levels. The overall allowance is determined by an analysis that includes consideration of various data observations such as past performance, current performance, loan portfolio characteristics, collateral valuations, the member’s credit enhancement through the LRA and SMI coverage and outstanding claims against such coverage, industry data, and prevailing economic conditions.

As a result of this analysis, we have determined that each member’s obligation for losses and the mortgage insurance coverage exceeds the inherent loss in the portfolio. Should we experience actual losses in excess of the credit enhancement provided by the LRA and SMI, these would be recognized credit losses for financial reporting purposes. Since the inception of the MPP, we have not experienced any loss on the MPP portfolio, and none are anticipated at this time. Accordingly, no allowance for loan losses is considered necessary at December 31, 2005, and 2004.

Our policy is to charge-off a loan against our loan loss allowance when, after foreclosure, the liquidation value of the real estate collateral plus expected recovery under the LRA or SMI policy does not cover our mortgage loan balance outstanding or when an estimated or known loss exists.

Premises and Equipment. We record premises and equipment at cost less accumulated depreciation and amortization, of $10,705,000 and $11,167,000 at December 31, 2005 and 2004, respectively. Our accumulated depreciation and amortization was $11,066,000 and $9,717,000 at December 31, 2005, and 2004, respectively. We compute depreciation on the straight-line method over the estimated useful lives of relevant assets ranging from 3 to 40 years. We amortize leasehold improvements on the straight-line basis over the shorter of the estimated useful life of the improvement or the remaining term of the lease. We capitalize improvements and major renewals but expense ordinary maintenance and repairs when incurred. Depreciation and amortization expense was $1,464,000, $1,472,000, and $1,579,000 for the years ended December 31, 2005, 2004, and 2003, respectively. We include any gain or loss on disposal of premises and equipment in Other income (loss).

Derivatives. Accounting for derivatives is addressed in Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of Effective Date of FASB Statement No. 133, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (herein referred to collectively as “SFAS 133”). All derivatives are recognized in the Statement of Condition at their fair values and designated as one of the following:

(1)	a hedge of the fair value of a recognized asset or liability (a “fair value” hedge);

(2)	a non-qualifying hedge of an asset or liability (an “economic” hedge) for asset/liability management purposes; or,

(3)	a non-qualifying hedge of another derivative (an “intermediation” hedge) that is offered as a product to members or used to offset other derivatives with non-member counterparties.

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are recorded in Other income (loss) as Net gain (loss) on derivatives and hedging activities.

Changes in the fair value of a derivative not qualifying as a hedge are recorded in current-period earnings with no fair value adjustment to an asset or liability. Both the net interest on the derivative and the fair value adjustments are recorded in Other income (loss) as Net gain (loss) on derivatives and hedging activities.

The differentials between accruals of interest receivables and payables on derivatives designated as fair value hedges are recognized as adjustments to the income or expense of the designated underlying investment securities, advances, COs or other financial instruments. The differentials between accruals of interest receivables and payables on intermediated derivatives for members and other economic hedges are recognized as Other income (loss).

Derivatives are typically executed at the same time as the hedged advances or CO Bonds and we designate the hedged item in a qualifying hedge relationship as of the trade date. In many hedging relationships, we may designate the hedging relationship upon its commitment to disburse an Advance or trade a CO Bond in which settlement occurs within the shortest period of time possible for the type of instrument based on market settlement conventions. We define market settlement conventions for Advances as five business days or less and for CO Bonds as thirty calendar days or less, using a next business day convention. We record the changes in fair value of the derivative and the hedged item beginning on the trade date. When the hedging relationship is designated on the trade date and the fair value of the derivative is zero on that date, we consider the paragraph 68b criteria within SFAS 133 for applying the short-cut method to be met and we analyze the other short-cut provisions at this time to determine the proper hedge designation.

We record derivatives on the trade date and record the associated hedged item on the settlement date. Hedge accounting commences on the trade date, at which time subsequent changes to the derivative’s fair value are recorded along with the offsetting changes in the fair value of the hedged item. On the settlement date, the adjustments to the hedged item’s carrying amount are combined with the proceeds and become part of its total carrying amount.

When hedge accounting is discontinued due to our determination that the derivative no longer qualifies as an effective fair value hedge of an existing hedged item, we will continue to carry the derivative in the Statement of Condition at its fair value recognizing changes in the fair value of the derivative in current period earnings, cease to adjust the hedged asset or liability for changes in fair value, and amortize, using the level-yield method, the cumulative basis adjustment on the hedged item into earnings over the remaining life of the hedged item. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we will carry the derivative at its fair value in the Statement of Condition, recognizing changes in the fair value of the derivative in current period earnings.

We review all contracts that do not in their entirety meet the definition of a derivative instrument, including CO Bonds, for embedded derivatives. Embedded derivatives require separation from their host contract (the CO Bond instrument without the impact of the embedded derivative) if it is determined they are not clearly and closely related to the host contract. If determined they are not clearly and closely related, each derivative is evaluated, measured and accounted for as a separate derivative instrument in the financial statements.

Mandatorily Redeemable Capital Stock. We adopted SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”) effective as of January 1, 2004. See Note 14 for more information.

AHP. The Bank Act requires each Federal Home Loan Bank to establish and fund an AHP (see Note 9). We charge the required funding for AHP to earnings and establish a liability. The AHP funds provide subsidies in the form of direct grants to members that use the funds to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. We issue AHP Advances to members at interest rates below the customary interest rate for non-subsidized Advances. When we make an AHP Advance, the present value of the variation in the cash flow caused by the difference in the interest rate between the AHP Advance rate and our related cost of funds for comparable maturity funding is charged against the AHP liability and recorded as a discount on the AHP Advance.

Prepayment Fees. We charge a member a prepayment fee when the member prepays certain Advances before the original maturity. We record prepayment fees, net of SFAS 133 basis adjustments included in the book value of the Advance, as Prepayment fees on Advances, net in the Interest income section of the Statement of Income. In cases in which we fund a new Advance concurrent with, or within a short period of time of, an existing Advance, we evaluate whether the new Advance meets the accounting criteria to qualify as a modification of an existing Advance based on guidance in Emerging Issues Task Force (“EITF”) 01-07, Creditor’s Accounting for a Modification or Exchange of Debt Instruments.

If the new Advance, including an Advance in a hedging relationship, qualifies as a modification of the existing Advance, the net prepayment fee on the prepaid Advance is deferred, recorded in the basis of the modified Advance, and amortized over the life of the modified Advance. We evaluate whether the new Advance qualifies as a modification of the original Advance, or hedged Advance, by analyzing (i) whether the effective yield on the new Advance is at least equal to the effective yield for a comparable Advance to a similar member that is not refinancing or restructuring and (ii) whether the modification of the original Advance is more than minor.

When the modified Advance is also hedged and the hedge meets the hedging criteria in accordance with SFAS 133, it is marked to fair value after the modification, and subsequent fair value changes are recorded in Other income (loss).

If we determine that when the Advance is prepaid, it should be treated as a new Advance, we record the net fees as Prepayment fees on Advances, net in the Interest income section of the Statement of Income.

Commitment Fees. We defer commitment fees for Advances and amortize them to Interest income using the level-yield method. Refundable fees are deferred until the commitment expires or until the Advance is made. We record commitment fees for standby letters of credit as a deferred credit when we receive the fees and amortize them using the straight-line method over the term of the standby letter of credit. We believe that the likelihood of standby letters of credit being drawn upon is remote based upon past experience.

Concessions on Consolidated Obligations. We defer and amortize using the level-yield method, on an individual instrument basis, the amounts paid to dealers in connection with the sale of CO Bonds over the term to maturity of the COs. The Office of Finance prorates the amount of the concession to us based upon the percentage of the debt issued that is assumed by our Bank. Unamortized concessions were $19,415,000 and $15,771,000 at December 31, 2005, and 2004, respectively, and are included in Other assets. Amortizations of such concessions are included in CO Bonds interest expense and totaled $7,480,000, $13,635,000 and $24,307,000 in 2005, 2004, and 2003, respectively. We defer and amortize, using the level-yield method, the concessions applicable to the sale of Discount Notes over the term to maturity. These amounts are recorded as Discount notes interest expense in the Statement of Income.

Discounts and Premiums on COs. We amortize the discounts on Discount notes to expense on an individual instrument basis using the level-yield method over the term of the related notes. We amortize the discounts and premiums on CO Bonds to CO Bonds interest expense using the level-yield method over the term to maturity of the COs.

Finance Board and Office of Finance Expenses. We are assessed for our proportionate share of the costs of operating the Finance Board, our primary regulator, and the Office of Finance, which manages the sale of COs. The Finance Board allocates its operating and capital expenditures to the Federal Home Loan Banks based on each Federal Home Loan Bank’s percentage of total capital. The Office of Finance allocates its operating and capital expenditures based on each Federal Home Loan Bank’s percentage of capital stock, percentage of COs issued, and percentage of COs outstanding.

Other Expenses. We classify third party volume-related mortgage loan costs as Other expenses. These expenses include mortgage master servicing and quality assurance fees.

REFCORP Assessments. Although we are exempt from ordinary Federal, state, and local taxation, except for local real estate tax, we are required to make quarterly payments to the REFCORP to pay toward interest on bonds issued by REFCORP. See Note 10 for more information.

Estimated Fair Values. Many of our financial instruments lack an available trading market characterized by transactions between a willing buyer and a willing seller engaging in an exchange transaction. Therefore, we use internal models employing significant estimates and present-value calculations when disclosing estimated fair values. Note 18 provides more details on the estimated fair values of our financial instruments.

Cash Flows. In the Statement of Cash Flows, we consider Cash and due from banks as cash equivalents.

Reclassifications. Certain amounts in the 2004 and 2003 financial statements have been reclassified to conform to the 2005 presentation. In particular, for the years ended December 31, 2004, and 2003, we have reclassified the amount of interest expense on Discount notes in a separate line item in the Statement of Income. Previously these amounts were included as a component of interest expense on COs.

Note 3 — Recently Issued Accounting Standards & Interpretations

FSP FAS 115-1 and 124-1. The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. On November 3, 2005 the FASB issued its Staff Position (“FSP”) 115-1, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.” The guidance in FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with early adoption being permitted. Our management does not expect this FSP to have a material impact on our results of operations or financial condition at the time of adoption on January 1, 2006.

SFAS 154. Accounting Changes and Error Corrections. In May 2005, the FASB issued its Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS Statement No. 3 (“SFAS 154”). Unless it is impracticable to do so, SFAS 154 amends the approach under APB Opinion No. 20 to account for changes in accounting principle from the cumulative effect method to the retrospective method. Under the cumulative effect method, the cumulative effect of the change resulting from adoption of a new accounting principle is recorded in the period of change as a “cumulative effect of change in accounting principle” in the Statement of Income. Under SFAS 154, the application of the new accounting principle is applied to all prior accounting periods as if it had always been used resulting in an adjustment to all individual prior periods for the period-specific effects of applying the new principle. SFAS 154 provides convergence among international standards and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement was issued. Management plans to adopt the provisions of this standard for any accounting changes or error corrections on or after January 1, 2006.

SFAS 155. On February 16, 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (“SFAS 155”), which resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets (DIG Issue D1). SFAS 155 amends SFAS 133 to simplify the accounting for certain derivatives embedded in other financial instruments (a hybrid financial instrument) by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise required bifurcation, provided that the entire hybrid financial instrument is accounted for on a fair value basis. SFAS 155 also establishes the requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, which replaces the interim guidance in DIG Issue D1. SFAS 155 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of FASB Statement 125 (“SFAS 140”) to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to beneficial interests other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Bank), with earlier adoption allowed. The Bank has not yet determined the effect that the implementation of SFAS 155 will have on its earnings or statement of financial position.

DIG Issue B38 and DIG Issue B39. On June 30, 2005, the FASB issued Derivatives Implementation Group (“DIG”) Issue B38, Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option (“DIG Issue B38”) and DIG Issue B39, Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor (“DIG Issue B39”). DIG Issue B38 addresses an application issue when applying SFAS 133, paragraph 12(c) to a put option or call option (including a prepayment option) embedded in a debt instrument. DIG Issue B39 addresses the conditions in SFAS 133, paragraph 13(b) as they relate to whether an embedded call option in a hybrid instrument containing a host contract is clearly and closely related to the host contract if the right to accelerate the settlement of debt is exercisable only by the debtor. DIG Issues B38 and B39 become effective for periods beginning after December 15, 2005. We do not expect DIG Issues B38 and B39 to have a material impact on our results of operations or financial condition at the time of adoption on January 1, 2006.

Note 4 — Cash and Due from Banks

Compensating Balances. We have the option of maintaining compensating balances with, or paying service fees to, various commercial banks in consideration for certain services. During the years ended December 31, 2005, 2004, and 2003, average daily required compensating balances to offset fees were $7,747,000, $41,466,000, and $54,892,000, respectively. The average compensating balances actually maintained with commercial banks during the years ended December 31, 2005, 2004, and 2003 were $408,000, $621,000 and, $572,000, respectively. As a result, we paid $174,000, $386,000 and $421,000 in service fees for the years ended December 31, 2005, 2004, and 2003, respectively. In addition, we maintained average required clearing balances with various Federal Reserve Banks and branches of $5,000,000 for the years ended December 31, 2005, 2004, and 2003. These required clearing balances may not be withdrawn; however, earnings credits on these balances may be used to pay for services received from the Federal Reserve Banks. In addition, we paid $1,283,000, $972,000 and $1,077,000 in service fees to the Federal Reserve Banks for the years ended December 31, 2005, 2004, and 2003, respectively.

Pass-through Deposit Reserves. We act as a pass-through correspondent for member institutions required to deposit reserves with the Federal Reserve Banks. The amount shown as Cash and due from banks includes pass-through reserves deposited with Federal Reserve Banks of approximately $13,592,000 at December 31, 2005, and $11,679,000 as of December 31, 2004. We include member reserve balances in Other liabilities on the Statement of Condition.

Note 5 — Trading Security

We held a non-federal agency residential mortgage-backed security classified as a trading security purchased from a non-member counterparty with an estimated book value of $43,385,000 and $88,532,000 at December 31, 2005, and 2004, respectively. Net gain (loss) on the trading security during the years ended December 31, 2005, 2004, and 2003, included a change in net unrealized holding losses of $4,499,000, $5,286,000 and $1,582,000, respectively. The total decline in book value of $45,147,000 during 2005 is attributable to the net unrealized losses of $4,499,000, principal paydowns of $40,409,000, and a decrease of $239,000 in accrued interest receivable due to the principal paydowns on the security.

Note 6 — Available-for-Sale Securities

Major Security Types. There were no available-for-sale securities that were outstanding as of December 31, 2005.

Available-for-sale securities purchased from non-member counterparties and other Federal Home Loan Banks as of December 31, 2004, were as follows ($ amounts in thousands).

	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
GSEs	$888,935	$33,246	$—	$922,181
Other Federal Home Loan Bank bonds(1)	224,378	10,521	—	234,899

Total	$1,113,313	$43,767	$—	$1,157,080

(1)	Includes two outstanding CO bonds with the Federal Home Loan Bank of Seattle as primary obligor with a total gross amortized cost of $196,560,000 and a total estimated fair value of $206,881,000 and one outstanding CO Bond with the Federal Home Loan Bank of Atlanta and the Federal Home Loan Bank of Dallas as primary obligors, having a total amortized cost of $27,818,000 and a total estimated fair value of $28,018,000.

Redemption Terms. The amortized cost and estimated fair value of available-for-sale securities by contractual maturity at December 31, 2004, are shown below ($ amounts in thousands). All of the available-for-sale securities pay a fixed rate of interest.

	2004
Year of Maturity	Amortized Cost	Estimated Fair Value
Due in one year or less	$136,455	$137,611
Due after one year through five years(1)	652,887	694,731
Due after five years through ten years(1)	323,971	324,738

Total	$1,113,313	$1,157,080

(1)	On a contractual maturity basis, the Federal Home Loan Bank of Seattle CO bonds are due in 2007 and the Federal Home Loan Bank of Atlanta and the Federal Home Loan Bank of Dallas CO bond is due in 2009.

Gains and Losses. During the year ended December 31, 2005, we sold all of our available-for-sale securities. Excluding the impact of available-for-sale hedge accounting, gross gains of $42,840,000 were realized on the sales of these securities related to investment purchases from non-member counterparties for the year ended December 31, 2005. After the impact of available-for-sale hedge accounting, a net gain on the sale of $19,621,000 was recognized. There were no sales of available-for-sale securities during 2004. Excluding the impact of available-for-sale hedge accounting, gross gains of $56,510,000 were realized on sales of available-for-sale securities related to investment purchases from non-member counterparties for the year ended December 31, 2003. After the impact of available-for-sale hedge accounting, a net gain on the sale of $167,000 was recognized.

Consolidated Obligations of Other Federal Home Loan Banks. The fact that we hold other Federal Home Loan Bank bonds as assets does not impact our joint and several liability to guarantee the payment of those bonds to other security holders. It is foreseeable that, in the event of a default by the Federal Home Loan Bank that is the principal obligor on the bonds, our right to receive payment on the bonds might be subrogated by the Finance Board until all other holders of those bonds were paid in full, as the Finance Board has considerable discretion under its regulations regarding enforcement of the payment of the COs.

The Federal Home Loan Banks are permitted to invest in the COs for which they are not the primary obligor, provided, however, that the Federal Home Loan Banks are not permitted to purchase the COs directly from the Office of Finance or from an initial underwriter of the COs, as this would violate a regulation of the Finance Board. The Finance Board issued a regulatory interpretation of this regulation in March 2005 to clarify that the Federal Home Loan Banks may not directly purchase COs upon initial issuance but the underlying regulation and the interpretation do not prohibit purchases of such investments in the secondary market. The purchasing of COs by the Federal Home Loan Banks is not a core mission activity, but the ability to invest in securities is an incidental power of businesses which help them achieve their liquidity, asset management, and capital investment objectives. While the Federal Home Loan Banks do have other investment vehicles, it is prudent for the Federal Home Loan Banks to explore all available investment options, including COs, to determine the investment securities that best meet the Federal Home Loan Banks’ investment objectives.

Note 7 — Held-to-Maturity Securities

Major Security Types. Held-to-maturity securities purchased from non-member counterparties and members and their affiliates as of December 31, 2005, were as follows ($ amounts in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State or local housing agency obligations	$13,585	$122	$—	$13,707
MBS and ABS
US agency obligations – guaranteed	72,253	30	(443)	71,840
GSEs	1,075,397	184	(35,057)	1,040,524
Other (1)	5,658,644	17,427	(121,139)	5,554,932

Total	$6,819,879	$17,763	$(156,639)	$6,681,003

(1)	There were no MBS on which other Federal Home Loan Banks are the primary obligors included in our held-to-maturity portfolio at December 31, 2005. Included in other MBS and ABS are securities issued by affiliates of members or former members that still own our capital stock.

A summary of the MBS issued by affiliates of members or former members as of December 31, 2005, follows ($ amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
ABN AMRO Mortgage Corporation	$80,940	$—	$(1,476)	$79,464
Wells Fargo Mortgage Backed Securities Trust	703,063	—	(11,763)	691,300

Total	$784,003	$—	$(13,239)	$770,764

Held-to-maturity securities as of December 31, 2004, were as follows ($ amounts in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State or local housing agency obligations	$20,195	$648	$—	$20,843
MBS and ABS
US agency obligations – guaranteed	110,468	1,221	—	111,689
GSEs	1,082,670	3,988	(4,347)	1,082,311
Other (1)	4,854,812	53,265	(53,556)	4,854,521

Total	$6,068,145	$59,122	$(57,903)	$6,069,364

(1)	There were no MBS on which other Federal Home Loan Banks are the primary obligors included in our held-to-maturity portfolio at December 31, 2004. Included in other MBS and ABS are securities issued by affiliates of members or former members that still own our capital stock.

A summary of the MBS issued by affiliates of members or former members as of December 31, 2004, follows ($ amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
ABN AMRO Mortgage Corporation	$158,879	$192	$(481)	$158,590
Wells Fargo Mortgage Backed Securities Trust	286,024	1,209	(3,448)	283,785

Total	$444,903	$1,401	$(3,929)	$442,375

The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2005. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position ($ amounts in thousands).

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
MBS and ABS
U.S. agency obligations – guaranteed	$66,816	$(443)	$—	$—	$66,816	$(443)
GSEs	576,593	(13,001)	405,364	(22,056)	981,957	(35,057)
Other (1)	2,592,993	(34,397)	2,299,811	(86,742)	4,892,804	(121,139)

Total temporarily impaired	$3,236,402	$(47,841)	$2,705,175	$(108,798)	$5,941,577	$(156,639)

(1)	Included in Other MBS and ABS with unrealized losses greater than 12 months or more were two securities we purchased from ABN AMRO Mortgage Corporation with an amortized cost of $80.9 million and a market value of $79.5 million and one security we purchased from Wells Fargo Mortgage Backed Securities Trust with an amortized cost of $95.9 million and a market value of $91.5 million. Included in Other MBS and ABS with unrealized losses less than 12 months were securities we purchased from Wells Fargo Mortgage Backed Securities Trust with an amortized cost of $607.2 million and a market value of $599.8 million.

The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2004. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position ($ amounts in thousands).

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
MBS and ABS
GSEs	$443,451	$(4,347)	$—	$—	$443,451	$(4,347)
Other (1)	2,154,552	(26,687)	506,801	(26,869)	2,661,353	(53,556)

Total temporarily impaired	$2,598,003	$(31,034)	$506,801	$(26,869)	$3,104,804	($57,903)

(1)	Included in Other MBS and ABS with unrealized losses greater than 12 months or more was one security we purchased from Wells Fargo Mortgage Backed Securities Trust, with an amortized cost of $117.9 million and a market value of $114.4 million. Included in Other MBS and ABS with unrealized losses less than 12 months was one security we purchased from ABN AMRO with an amortized cost of $57.2 million and a market value of $56.7 million.

The unrealized losses on our investments in MBS and ABS were caused by interest rate increases. Since we have the ability and intent to hold these investments until a full recovery of the unrealized losses, which may be maturity, and in part, based on the creditworthiness of the issuers and the underlying collateral, we do not consider these investments to be other-than-temporarily impaired at December 31, 2005.

Redemption Terms. The amortized cost and estimated fair value of held-to-maturity securities by contractual maturity at December 31, 2005, and 2004, are shown below ($ amounts in thousands). Expected maturities of some securities and MBS and ABS will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2005		2004
Year of Maturity	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$—	$—	$—	$—
Due after one year through five years	2,436	2,420	3,242	3,135
Due after five years through ten years	—	—	—	—
Due after 10 years	11,271	11,165	17,601	17,060
MBS and ABS	6,667,296	6,806,294	6,048,521	6,047,950

Total	$6,681,003	$6,819,879	$6,069,364	$6,068,145

The amortized cost of our MBS and ABS classified as held-to-maturity includes net discounts of $45,118,000 and $31,497,000 at December 31, 2005, and 2004, respectively.

Interest Rate Payment Terms. The following table details interest rate payment terms for investment securities classified as held-to-maturity at December 31, 2005, and 2004 ($ amounts in thousands).

	2005	2004
Amortized cost of held-to-maturity securities other than MBS and ABS
Fixed rate	$13,585	$20,195

	13,585	20,195

Amortized cost of held-to-maturity MBS and ABS
Pass-through securities
Fixed rate	4,228	7,528
Variable rate	4,994	7,224
Collateralized mortgage obligations
Fixed rate	6,731,107	5,951,118
Variable rate	65,965	82,080

Total	$6,819,879	$6,068,145

Note 8 — Advances to Members

Redemption Terms. At December 31, 2005, and 2004, we had Advances outstanding to members, including AHP Advances (see Note 9), at interest rates ranging from 1.76% to 8.57% and 1.38% to 8.57%, respectively, as summarized below ($ amounts in thousands). In 2005, the Advance with an interest rate of 1.76% is a fixed-rate amortizing mortgage Advance that was originated during a low interest-rate environment. In 2004, the Advance with an interest rate of 1.38% is an AHP subsidized Advance.

	2005		2004
Year of Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
2005	$—		$6,742,139	2.96
2006	9,496,104	3.73	3,927,295	3.03
2007	4,325,260	3.79	4,283,707	3.48
2008	4,104,103	3.96	3,272,055	3.89
2009	1,337,819	4.24	1,326,611	4.00
2010	2,929,609	4.92	2,679,591	5.46
Thereafter	3,713,504	4.75	2,692,205	4.49
Index amortizing Advances	437	7.26	616	7.43

Total par value	25,906,836	4.09	24,924,219	3.67
Discount on AHP Advances	(717)		(908)
SFAS 133 hedging adjustments	(104,250)		289,386
Other adjustments (1)	11,993		18,377

Total	$25,813,862		$25,231,074

(1)	Other adjustments include deferred prepayment fees being recognized through the payment on the new Advance.

Index amortizing Advances require repayment according to amortization schedules linked to the level of various indices.

We offer Advances to members that may be prepaid on pertinent dates (call dates) without incurring prepayment or termination fees (callable Advances). At December 31, 2005, and 2004, we had no callable Advances. Other fixed-rate Advances may only be prepaid by paying a prepayment fee that makes us financially indifferent to the prepayment of the Advance.

We also offer putable Advances. With a putable Advance, we offer a discounted interest rate to, in effect, purchase an option from the member that allows us to convert the fixed-rate Advance to a floating rate, which we normally would exercise when interest rates increase. Upon exercise of our conversion option, the member has the right to terminate the Advance and reborrow on new terms. At December 31, 2005, and 2004, we had putable Advances outstanding totaling $4,464,900,000 and $5,589,750,000, respectively.

The following table summarizes Advances at December 31, 2005, and 2004, by the earlier of the year of maturity or next put date ($ amounts in thousands).

Year of Maturity or Next Put Date	2005	2004
2005	$—	$11,309,139
2006	10,315,319	3,923,295
2007	4,378,760	4,234,207
2008	4,078,103	2,706,055
2009	1,353,529	1,173,611
2010	1,749,259	627,641
Thereafter	4,031,429	949,655
Index amortizing Advances	437	616

Total par value	$25,906,836	$24,924,219

Security Terms. We lend to financial institutions involved in housing finance within our district according to federal statutes, including the Bank Act. The Bank Act requires us to obtain sufficient collateral on Advances to protect against losses and to accept only certain U.S. government or government agency securities, residential mortgage loans, cash or deposits and member capital stock, and other eligible real estate-related assets as collateral on such Advances. However, Community Financial Institutions (“CFIs”) are eligible under expanded statutory collateral rules to use secured small business, small farm and small agriculture loans, and securities representing a whole interest in such secured loans. As additional security, we have a statutory lien on each borrower’s capital stock in our bank. At December 31, 2005, and 2004, we had rights to collateral with an estimated value greater than outstanding Advances. On the basis of the financial condition of the member, the type of security agreement and other factors, we impose one of two requirements to protect the collateral secured. We:

(1)	allow a member to retain possession of the collateral assigned to us, if the member executes a written security agreement and agrees to hold such collateral for our benefit; or

(2)	require the member specifically to assign or place physical possession of such collateral with us or a third-party custodian approved by our bank.

Beyond these provisions, Section 10(e) of the Bank Act affords any security interest granted by a member to us priority over the claims or rights of any other party. The exceptions are those claims that would be entitled to priority under otherwise applicable law and are held by bona fide purchasers for value or by secured parties with perfected security interests. (Based upon changes in Article 9 of the Uniform Commercial Code (“U.C.C.”), we now also perfect our security interest in the collateral by filing U.C.C. financing statements with the appropriate governmental authorities against all member borrowers and any affiliates that also provide collateral for a member.)

Credit Risk. While we have never experienced a credit loss on an Advance to a member, the expansion of eligible collateral for CFIs and non-member housing associates provides the potential for additional credit risk for us. Our management has policies and procedures in place to appropriately manage this credit risk. Accordingly, we have not provided any allowances for losses on Advances.

Our potential credit risk from Advances is concentrated in commercial banks and savings institutions. As of December 31, 2005, we had Advances of $9,700,174,000 outstanding from two member institutions, representing 37.4% of total par Advances outstanding at year end 2005. During the year ended December 31, 2005, gross Advance interest income earned, before the impact of hedge accounting, from these members was $339.3 million, which comprised 36.0% of total interest income earned on Advances to members. At December 31, 2004, we had Advances of $9,415,177,000 outstanding to two member institutions, representing 37.8% of total par Advances outstanding at year end 2004. During the year ended December 31, 2004, gross Advance interest income earned, before the impact of hedge accounting, from these members was $292.2 million, which comprised 56.4% of total interest income earned on Advances to members. We had rights to collateral to cover the Advances to these institutions, and do not expect to incur any credit losses on these Advances. See Note 20 for detailed information on transactions with related parties.

Interest Rate Payment Terms. The following table details interest rate payment terms for Advances at December 31, 2005, and 2004 ($ amounts in thousands).

	2005	2004
Par amount of Advances
Fixed rate	$20,992,749	$20,170,380
Variable rate	4,914,087	4,753,839

Total	$25,906,836	$24,924,219

Prepayment Fees. The Federal Home Loan Bank records prepayment fees received from members on prepaid Advances net of any associated SFAS 133 hedging fair-value adjustments on those Advances.

The net amount of prepayment fees is reflected as Interest income in the Statement of Income. Gross Advance prepayment fees received from members were $21,536,000, $170,614,000 and $139,958,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Note 9 — Affordable Housing Program

Section 10(j) of the Bank Act requires each Federal Home Loan Bank to establish an AHP. Each Federal Home Loan Bank provides subsidies in the form of direct grants and below-market interest rate Advances to members that use the funds to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. Annually, the Federal Home Loan Banks must set aside for the AHP the greater of $100 million or 10% of regulatory income. Regulatory income is defined as GAAP income before interest expense related to mandatorily redeemable capital stock under SFAS 150 and the assessment for AHP, but after the assessment for REFCORP. The exclusion of interest expense related to mandatorily redeemable capital stock is a regulatory calculation determined by the Finance Board. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. We accrue this expense monthly based on our regulatory income. We reduce the AHP liability as members use subsidies. Calculation of the REFCORP assessment is discussed in Note 10. We charge the amount set aside for AHP to income and recognize it as a liability. If we experienced a regulatory loss during a quarter, but still had regulatory income for the year, our obligation to the AHP would be calculated based on our year-to-date regulatory income. If we had regulatory income in subsequent quarters, we would be required to contribute additional amounts to meet our calculated annual obligation. If we experienced a regulatory loss for a full year, we would have no obligation to the AHP for the year except in the following circumstance. If the result of the aggregate 10 percent calculation described above is less than $100 million for all 12 Federal Home Loan Banks, then the Bank Act requires that each Federal Home Loan Bank contribute such prorated sums as may be required to assure that the aggregate contributions of the Federal Home Loan Banks equals $100 million. The proration would be made on the basis of the income of the Federal Home Loan Banks for the previous year.

There was no shortfall in 2005, 2004 or 2003. If we find that our required contributions are contributing to the financial instability of our bank, we may apply to the Finance Board for a temporary suspension of our contributions. We did not make such an application in 2005, 2004, or 2003.

We had outstanding principal in AHP-related Advances of $8,735,000 and $9,836,000 at December 31, 2005, and 2004, respectively.

The following presents a rollforward schedule of the AHP liability account for the years ending 2005 and 2004. ($ amounts in thousands).

	2005	2004
Balance at beginning of period	$23,060	$26,483
Annual assessment	17,125	14,639
Awards disbursed, net	(13,160)	(18,062)

Balance at end of period	$27,025	$23,060

Note 10 — Resolution Funding Corporation (“REFCORP”)

Each Federal Home Loan Bank is required to pay 20 percent of income calculated in accordance with GAAP after the assessment for AHP, but before the assessment for the REFCORP. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. We accrue our REFCORP assessment on a monthly basis and record as a Payable to REFCORP, a component of total liabilities, in our Statement of Condition. Calculation of the AHP assessment is discussed in Note 9. The Resolution Funding Corporation has been designated as the calculation agent for AHP and REFCORP assessments. Each Federal Home Loan Bank provides their net income before AHP and REFCORP to the Resolution Funding Corporation, who then performs the calculations for each quarter end.

The Federal Home Loan Banks will continue to expense these amounts until the aggregate amounts actually paid by all 12 Federal Home Loan Banks are equivalent to a $300 million annual annuity (or a scheduled payment of $75 million per quarter) whose final maturity date is April 15, 2030, at which point the required payment of each Federal Home Loan Bank to REFCORP will be fully satisfied. The Finance Board, in consultation with the Secretary of the Treasury, selects the appropriate discounting factors to be used in this annuity calculation. The Federal Home Loan Banks use the actual payments made to determine the amount of the future obligation that has been defeased. The cumulative amount to be paid to REFCORP by our bank is not determinable at this time because it depends on the future earnings of all Federal Home Loan Banks and interest rates. If we experienced a net loss during a quarter, but still had net income for the year, our obligation to the REFCORP would be calculated based on our year-to-date net income. We would be entitled to a refund of amounts paid for the full year that were in excess of our calculated annual obligation. If we had net income in subsequent quarters, we would be required to contribute additional amounts to meet our calculated annual obligation. During periods where the cumulative amount paid to REFCORP represents an overpayment and we were entitled to a refund, we record the overpayment in Other assets in our Statement of Condition. If we experienced a net loss for a full year, we would have no obligation to the REFCORP for the year.

The Finance Board is required to extend the term of the Federal Home Loan Banks’ obligation to the REFCORP for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75 million.

The Federal Home Loan Banks’ aggregate payments through 2005 exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and defeasing all future benchmark payments after the fourth quarter of 2017. The Federal Home Loan Banks’ aggregate payments through 2005 have satisfied $45 million of the $75 million scheduled payment for the fourth quarter of 2017 and all scheduled payments thereafter. This date assumes that all $300 million annual payments required after December 31, 2005, will be made.

The benchmark payments or portions of them could be reinstated if the actual REFCORP payments of the Federal Home Loan Banks fall short of $75 million in a quarter. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030, if such extension is necessary to ensure that the value of the aggregate amounts paid by the Federal Home Loan Banks exactly equals a $300 million annual annuity. Any payment beyond April 15, 2030, will be paid to the Department of Treasury.

Note 11 — Mortgage Loans Held for Portfolio

The MPP involves the investment in mortgage loans that are purchased directly from our participating members. The total loans represent held-for-portfolio loans under the MPP whereby our members originate or acquire certain home mortgage loans that are then sold to us. See Notes 20 and 21 for detailed information on transactions with related parties. The following table presents information as of December 31, 2005, and 2004, on mortgage loans held for portfolio ($ amounts in thousands).

	2005	2004
Real Estate
Fixed-rate medium-term* single-family mortgages	$1,562,612	$1,362,275
Fixed-rate long-term single-family mortgages	7,925,132	6,343,142
Premiums	70,831	73,460
Discounts	(51,476)	(43,617)
SFAS 133 hedging adjustments	33,046	26,507
Less: allowance for credit losses	—	—

Total mortgage loans held for portfolio	$9,540,145	$7,761,767

*	Medium-term is defined as a term of 15 years or less.

The par value of mortgage loans held for portfolio outstanding at December 31, 2005, and December 31, 2004, was comprised of FHA loans totaling $952,399,000 and $911,551,000 and conventional loans totaling $8,535,345,000 and $6,793,866,000, respectively.

We had $2,000 and $3,000 of nonaccrual loans at December 31, 2005, and 2004, respectively.

The allowance for credit losses was $0 at December 31, 2005 and 2004. The provision (reversal) for credit losses was $0, $(574,000) and, $309,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Mortgage loans are considered impaired when, by evaluating collectively groups of smaller-balance homogenous loans, and, using current information and events, it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement. At December 31, 2005, and 2004, we had no recorded investments in impaired mortgage loans.

Note 12 — Deposits

We offer demand and overnight deposits for members and qualifying non-members. A member that services mortgage loans may deposit funds collected in connection with the mortgage loans, pending disbursement of such funds to the owners of the mortgage loans; we classify these items as Other deposits in Interest-bearing deposits in the following table. Other deposits also include cash collateral held with respect to derivative agreements. The deposits are not insured by the Federal Deposit Insurance Corporation (“FDIC”), by the United States, or by an agency of the United States. The deposits represent an obligation only of our Bank. The average interest rates paid on average deposits were 3.10%, 1.19% and 1.02% during 2005, 2004, and 2003, respectively.

The following table details Interest bearing deposits as of December 31, 2005 and 2004 ($ amounts in thousands):

	2005	2004
Interest-bearing:
Demand and overnight	$722,565	$877,880
Other deposits	77,377	1,537

Total interest-bearing deposits	$799,942	$879,417

Note 13 — Consolidated Obligations

COs are the joint and several obligations of the Federal Home Loan Banks and consist of CO Bonds and Discount Notes. The Federal Home Loan Banks issue COs through the Office of Finance as their agent. In connection with each debt issuance, each Federal Home Loan Bank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each Federal Home Loan Bank. In addition, each Federal Home Loan Bank separately tracks and records as a liability its specific portion of consolidated obligations and is the primary obligor for its specific portion of consolidated obligations issued. The Finance Board and the U.S. Secretary of the Treasury have oversight over the issuance of Federal Home Loan Bank debt through the Office of Finance. CO Bonds are issued primarily to raise intermediate and long-term funds for the Federal Home Loan Banks and are not subject to any statutory or regulatory limits on maturity. Discount Notes are issued primarily to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.

Although we are primarily liable for our portion of COs (i.e. those issued on our behalf), we are also jointly and severally liable with the other 11 Federal Home Loan Banks for the payment of principal and interest on all COs of each of the Federal Home Loan Banks. The Finance Board, at its discretion, may require any Federal Home Loan Bank to make principal or interest payments due on any CO whether or not the CO represents a primary liability of our Bank. Although it has never occurred, to the extent that a Federal Home Loan Bank makes any payment on a CO on behalf of another Federal Home Loan Bank that is primarily liable for such CO, Finance Board regulations provide that the paying Federal Home Loan Bank is entitled to reimbursement from that non-complying Federal Home Loan Bank for any payments made on its behalf and other associated costs (including interest to be determined by the Finance Board). If, however, the Finance Board determines that such non-complying Federal Home Loan Bank is unable to satisfy its repayment obligations, then the Finance Board may allocate the outstanding liabilities of the noncomplying Federal Home Loan Bank among the remaining Federal Home Loan Banks on a pro rata basis in proportion to each Federal Home Loan Bank’s participation in all COs outstanding. The Finance Board reserves the right to allocate the outstanding liabilities for the COs between the Federal Home Loan Banks in any other manner it may determine to ensure that the Federal Home Loan Banks operate in a safe and sound manner.

The par amounts of the Federal Home Loan Banks’ outstanding COs, including COs held by other Federal Home Loan Banks, were approximately $937.5 billion and $869.2 billion at December 31, 2005, and 2004. See Note 20 for related party disclosures on our investments in other Federal Home Loan Banks’ COs. Regulations require us to maintain unpledged qualifying assets equal to our participation in the COs outstanding. Qualifying assets are defined as cash; secured Advances; assets with an assessment or rating at least equivalent to the current assessment or rating of the COs; obligations, participations, or other instruments of or issued by Fannie Mae or Ginnie Mae; mortgages, obligations or other securities which are or have ever been sold by Freddie Mac under the Bank Act; and such securities as fiduciary and trust funds may invest in under the laws of the state in which each Federal Home Loan Bank is located. We maintained unpledged qualifying assets of $47.9 billion and $44.2 billion as of December 31, 2005, and 2004, respectively.

To provide the holders of COs issued before January 29, 1993 (prior bondholders), with the protection equivalent to that provided under the Federal Home Loan Banks’ previous leverage limit of 12 times the Federal Home Loan Banks’ regulatory capital stock, prior bondholders have a claim on a certain amount of the qualifying assets (Special Asset Account (“SAA”)) if the aggregate regulatory capital stock of the Federal Home Loan Banks is less than 8.33% of the par value of COs. Mandatorily redeemable capital stock is considered capital stock for determining the Federal Home Loan Banks’ compliance with this requirement.

At December 31, 2005, and 2004, the Federal Home Loan Banks’ regulatory capital stock was 4.6% and 4.7%, respectively, of the par value of COs outstanding, and the required minimum SAA balance was approximately $110,000 and $219,000 at December 31, 2005, and 2004, respectively. Further, the regulations require each Federal Home Loan Bank to transfer qualifying assets in the amount of its allocated share of the Federal Home Loan Banks’ SAA to a trust for the benefit of the prior bondholders if its capital-to-assets ratio falls below 2%. As of December 31, 2005, and 2004, no Federal Home Loan Bank had a capital-to-assets ratio less than 2%; therefore, no assets were being held in a trust. In addition, no trust has ever been established as a result of this regulation, as the ratio has never fallen below 2%.

General Terms. COs are issued with either fixed-rate coupon payment terms or variable-rate coupon payment terms that use a variety of indices for interest rate resets including the London Interbank Offered Rate (“LIBOR”), Constant Maturity Treasury (“CMT”), and others. In addition, to meet the expected specific needs of certain investors in COs, both fixed-rate bonds and variable-rate bonds may also contain certain features, which may result in complex coupon payment terms and call options. When such COs are issued, we typically enter into derivatives agreements containing offsetting features that effectively convert the terms of the bond to those of a simple variable-rate bond or a fixed-rate bond.

These COs, beyond having fixed-rate or simple variable-rate coupon payment terms, may also have the following broad terms regarding either principal repayment or coupon payment terms.

Optional Principal Redemption Bonds: (also known as callable bonds) that we may redeem in whole or in part at our discretion on predetermined call dates according to the terms of the bond offerings.

With respect to interest payments, CO Bonds may also have the following terms:

Step-up Bonds: generally pay interest at increasing fixed rates for specified intervals over the life of the bond. These bonds generally contain provisions enabling us to call bonds at our option on the step-up dates;

Conversion Bonds: have coupons that we may convert from fixed to floating, or floating to fixed, or from one U.S. or other currency index to another, at our discretion, on predetermined dates according to the terms of the bond offering;

Range Bonds: pay interest at fixed or variable rates, provided a specified index is within a specified range. The computation of the variable rate differs for each bond issue, but the bond generally pays zero interest or a minimal rate of interest if the specified rate is outside of the specified range; and

Comparative Index Bonds: have coupon rates determined by the difference between two or more market indices, typically Prime, CMT, and LIBOR.

Interest Rate Payment Terms. The following table details interest rate payment terms for CO Bonds at December 31, 2005, and 2004 ($ amounts in thousands).

	2005	2004
Par value of CO Bonds
Fixed rate	$29,414,725	$24,264,200
Step-up	4,978,080	4,690,080
Simple variable rate	130,000	340,000
Fixed that converts to variable	425,075	475,075
Variable that converts to fixed	225,000	110,000
Range	47,000	47,000

Total par value	$35,219,880	$29,926,355

Redemption Terms. The following is a summary of our participation in CO Bonds outstanding at December 31, 2005, and 2004, by year of maturity ($ amounts in thousands).

	2005		2004
Year of Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
2005	$—		$4,585,500	2.71
2006	7,705,150	3.21	5,712,650	2.87
2007	6,759,405	3.73	3,865,050	3.29
2008	5,889,450	3.92	4,129,200	3.54
2009	3,487,655	4.15	3,484,305	4.07
2010	2,410,020	4.46	1,038,550	4.26
Thereafter	8,968,200	5.00	7,111,100	4.85

Total par value	35,219,880	4.06	29,926,355	3.65
Bond premiums	30,097		37,859
Bond discounts	(28,095)		(30,567)
SFAS 133 hedging adjustments	(250,078)		(116,406)

Total	$34,971,804		$29,817,241

We use fixed-rate callable debt to finance MBS and ABS and to create floating rate funding in conjunction with interest-rate swaps. The combination of interest-rate swaps and callable debt allows us to provide members attractively priced variable-rate Advances.

Our outstanding CO Bonds at December 31, 2005, and 2004, include ($ amounts in thousands).

	2005	2004
Par amount of CO Bonds
Non-callable or non-putable	$12,901,355	$11,478,200
Callable	22,318,525	18,448,155

Total par value	$35,219,880	$29,926,355

The following table summarizes CO Bonds outstanding at December 31, 2005, and 2004, by year of maturity or next call date ($ amounts in thousands).

Year of Maturity or Next Call Date	2005	2004
2005	$—	$21,088,655
2006	26,590,675	3,533,650
2007	3,314,405	1,466,050
2008	1,897,450	1,286,200
2009	1,120,500	1,057,150
2010	536,650	250,550
Thereafter	1,760,200	1,244,100

Total par value	$35,219,880	$29,926,355

Consolidated Discount Notes. Discount Notes are issued to raise short-term funds. Discount Notes are COs with original maturities up to 360 days. These notes are issued at less than their face amount and are redeemed at par value when they mature.

Our participation in Discount Notes, all of which are due within one year, was as follows ($ amounts in thousands).

	Book Value	Par Value	Weighted Average Interest Rate
December 31, 2005	$9,366,878	$9,382,388	3.84%
December 31, 2004	$10,631,051	$10,647,306	1.90%

The Bank Act authorizes the Secretary of the Treasury, at his discretion, to purchase COs of the Federal Home Loan Banks aggregating not more than $4 billion under certain conditions. The terms, conditions, and interest rates are determined by the Secretary of the Treasury. There were no such purchases by the U.S. Treasury during the two years ended December 31, 2005.

Note 14 — Capital

The Gramm-Leach-Bliley Act (“GLB Act”) has resulted in a number of changes in the capital structure of the Federal Home Loan Banks. The final Finance Board capital rule was published on January 30, 2001, and required each Federal Home Loan Bank to submit a capital structure plan to the Finance Board by October 29, 2001, in accordance with the provisions of the GLB Act and final capital rules. The Finance Board approved our capital plan on July 10, 2002, with amendments approved on October 9, 2002. We converted to our new capital structure on January 2, 2003, and were in compliance with our capital plan on the conversion date. The conversion was considered a capital transaction and was accounted for at par value.

We are subject to three capital requirements under the new capital structure plan. First, we must maintain at all times permanent capital in an amount at least equal to the sum of our credit risk capital requirement, our market risk capital requirement, and our operations risk capital requirement, calculated in accordance with the rules and regulations of the Finance Board. Only “permanent capital,” defined as retained earnings and Class B Stock (including mandatorily redeemable stock), satisfies the risk-based capital requirement. The Finance Board may require us to maintain a greater amount of permanent capital than is required by the risk-based capital requirements as defined. In addition, the GLB Act requires us to maintain at all times at least a 4% total capital-to-asset ratio and at least a 5% leverage ratio, defined as the sum of permanent capital weighted 1.5 times, and non-permanent capital weighted 1.0 times, divided by total assets. We were in compliance with the aforementioned capital rules and requirements during the reporting periods. We are in compliance with the risk-based capital rules at December 31, 2005, with a 7.3% leverage ratio and weighted leverage capital of $3.5 billion, and a 4.9% total capital ratio and permanent capital of $2.3 billion.

Owing to deficiencies in strategic planning, risk assessment, and other related processes cited in the 2003 examination by the Finance Board, we agreed with the Office of Supervision of the Finance Board that any further leveraging of our balance sheet during 2003 should be curtailed. As a result, we maintained a capital ratio of not less than 4.23%. On June 3, 2004, we received a letter from the Finance Board stating that their concerns had been addressed and, therefore, the limitation was lifted.

The following table shows our compliance with the Finance Board’s capital requirements at December 31, 2005, and 2004 ($ amounts in thousands).

	December 31, 2005		December 31, 2004
	Required	Actual	Required	Actual
Regulatory capital requirements
Risk-based capital	$484,039	$2,349,014	$367,119	$2,132,185
Total capital-to-asset ratio	4.00%	4.88%	4.00%	4.81%
Total capital	$1,923,677	$2,349,014	$1,772,070	$2,132,185
Leverage ratio	5.00%	7.33%	5.00%	7.22%
Leverage capital	$2,404,596	$3,523,520	$2,215,088	$3,198,278

The mandatorily redeemable capital stock is considered capital for regulatory purposes. Accumulated other comprehensive income (loss) is not considered capital for regulatory purposes.

Our Class B Stock is further divided into sub-series, Class B-1 and Class B-2. The difference between the two sub-series of Class B Stock is that Class B-1 will pay a higher dividend than Class B-2, and Class B-2 is non-excess stock that awaits redemption. The Class B-2 stock dividend is presently calculated at 80% of the amount of the Class B-1 dividend and can only be changed by amendment of the capital plan by our board with approval of the Finance Board. Effective January 2, 2003, we converted all our existing stock into Class B-1 Stock on a one-for-one basis. At the time of conversion, certain members elected to redeem the stock that was in excess of their stock requirement. As a result, approximately $211,167,000 of Class B Stock was redeemed at conversion.

The GLB Act made membership voluntary for all members. Any member that withdraws from membership or that has had its membership terminated may not be readmitted as a member of any Federal Home Loan Bank for a period of five years from the date membership was terminated and all of the member’s stock was redeemed or repurchased. A transfer of membership, without interruption, between two Federal Home Loan Banks will not constitute a termination of membership.

Our board of directors may declare and pay dividends out of previously retained earnings and current earnings in either cash or capital stock.

Dividends may, but are not required to, be paid on our Class B Stock. Dividends, if declared, may be paid in either cash or stock, or a combination thereof. Dividends on the Class B-2 Stock are equal to 80% of any declared dividend on the Class B-1 Stock. The amount of the dividend to be paid is based on the average number of shares of each type held by the member during the quarter.

No dividend may be declared or paid if we are or would be, as a result of such payment, in violation of our minimum capital requirements. Moreover, we may not pay dividends if any principal or interest due on COs issued to provide funds to us has not been paid in full, or under certain circumstances, if we fail to satisfy liquidity requirements under applicable Finance Board regulations. In addition, in August 2005, the Finance Board advised all Federal Home Loan Banks, including our Bank, that until we have completed the 1934 Act registration with the SEC, we must receive Finance Board approval before paying a dividend. Dividends are non-cumulative and, if declared, are paid only from current net earnings or retained earnings and are subject to the application of our retained earnings policy.

Mandatorily Redeemable Capital Stock. We have adopted FASB’s Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”), based on the characteristics of our capital stock, SFAS 150’s definition of a nonpublic entity, and the definition of an SEC registrant in FASB Staff Position No. SFAS 150-3 (“FSP 150-3”). We are a cooperative whose member financial institutions own all our capital stock. Member shares cannot be purchased or sold except between our Bank and our members at the $100 per share par value. Also, we do not have equity securities that trade in a public market, future filings with the SEC are not in anticipation of the sale of equity securities in a public market as we are prohibited by law from doing so, and we are not controlled by an entity that has equity securities traded or contemplated to be traded in a public market. Therefore, we are a nonpublic entity based on the definition of SFAS 150. In addition, although we are a nonpublic entity, the Federal Home Loan Banks issue COs that are traded in the public market. Based on this factor, we adopted SFAS 150 as of January 1, 2004, as a nonpublic SEC registrant.

Prior to the adoption of SFAS 150, all stock was included in Capital stock, a component of equity, in the Statement of Condition. In compliance with SFAS 150, although there has been no change in shareholders’ rights related to capital stock redemption requests, we reclassify the stock subject to redemption from equity to liability once a member exercises a written redemption right, and gives notice of intent to withdraw from membership, or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership, since the member shares will then meet the definition of a mandatorily redeemable financial instrument. Member shares meeting this definition are reclassified to a liability at fair value. Dividends declared on member shares classified as a liability in accordance with SFAS 150 are accrued at the expected dividend rate and reflected as Interest expense in the Statement of Income. The repayment of these mandatorily redeemable financial instruments will be reflected in the financing activities section of the Statement of Cash Flows once settled. If a member cancels its written notice of redemption or notice of withdrawal, we will reclassify mandatorily redeemable capital stock from a liability to equity in compliance with SFAS 150. After the reclassification, dividends on the capital stock are no longer classified as Interest expense.

On January 1, 2004, we reclassified $5,494,700 of our outstanding capital stock to Mandatorily redeemable capital stock in the liability section of the Statement of Condition. Upon adoption, we also recorded estimated dividends earned as a part of the carrying value of the mandatorily redeemable capital stock. The difference between the prior carrying amount and the mandatorily redeemable capital stock of $67,000 was recorded as a Cumulative effect of a change in accounting principle in the Statement of Income. For the years ended December 31, 2005, and 2004, dividends on mandatorily redeemable capital stock in the amount of $1,543,000 and $1,011,000 were recorded as Interest expense.

At December 31, 2005, and 2004, we had $43,574,000 and $30,259,000, respectively, that has been classified in liabilities as mandatorily redeemable capital stock in the Statement of Condition in accordance with SFAS 150. In accordance with the Finance Board interpretation (Advisory Bulletin 2005-AB-04), mandatorily redeemable capital stock that is classified as a liability for financial reporting purposes under SFAS 150 is considered capital for determining our Bank’s compliance with its regulatory capital requirements.

At December 31, 2005, eight members had notified us to voluntarily redeem their capital stock, all due to mergers and acquisition. During the year ended December 31, 2005, we did not complete any of the redemptions of these members.

As of December 31, 2005, and 2004, in addition to the mandatorily redeemable capital stock, we had $11,632,000 and $21,632,000, respectively, of excess stock subject to a redemption request. This is not mandatorily redeemable as the requesting member may revoke its request at any time, without penalty throughout the entire five-year waiting period. This request is not considered substantive in nature, and therefore, this amount has not been classified as a liability. However, we believe that redemption requests related to termination of membership and withdrawal requests are substantive when made and, therefore, considered mandatorily redeemable and reclassified as liabilities.

The following table shows the amount of mandatorily redeemable capital stock by year of redemption at December 31, 2005, and 2004 ($ amounts in thousands). We are not required to redeem or repurchase activity-based stock until the later of the expiration of the notice of redemption or until the activity no longer remains outstanding. In accordance with our current practice, if activity-based stock becomes excess stock as a result of an activity no longer remaining outstanding, we will repurchase the excess stock at management’s discretion.

Contractual Year of Redemption	2005	2004
2006	$11	$—
2007	—	—
2008	5,495	5,495
2009	24,764	24,764
2010	13,304	—

Total	$43,574	$30,259

The amount of mandatorily redeemable capital stock due in 2006 relates to the accrual of undeclared dividends as of the member’s withdrawal notification date. In accordance with SFAS 150, this undeclared dividend became part of the fair value of the stock and was paid back in cash to the withdrawing member in January 2006.

Our activity for mandatorily redeemable capital stock was as follows in 2005 and 2004 ($ amounts in thousands). Roll-forward amounts for 2003 are not provided because we adopted SFAS 150 on January 1, 2004.

	2005	2004
Balance, Beginning of year	$30,259	$0
Capital stock subject to mandatory redemption reclassified from equity on adoption of SFAS 150	—	5,495
Capital stock subject to mandatory redemption reclassified from equity
Withdrawals	13,189	23,918
Repurchase of mandatorily redeemable capital stock
Withdrawals	(543)	(72)
Stock dividend classified as mandatorily redeemable	669	918

Balance, End of year	$43,574	$30,259

Statutory and Regulatory Restrictions on Capital Stock Redemption. In accordance with the GLB Act, each class of stock is putable by the member. There are significant restrictions on the obligation or right to redeem outstanding stock. None of our capital stock is considered permanent equity based on the guidance of SEC Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks, (“ASR 268”); however, by statute, all capital stock is considered to be capital. Statutory and regulatory restrictions on the redemption of our stock include the following.

•	In no case may we redeem any capital stock if, following such redemption, we would fail to satisfy our minimum capital requirements (i.e., a statutory capital-to-asset ratio requirement, established by the GLB Act, and a regulatory risk-based capital-to-asset ratio requirement established by the Finance Board). By law, all member holdings of our stock immediately become non-redeemable if we become undercapitalized.

•	In no case may we redeem any capital stock if either our board or the Finance Board determines that we have incurred, or are likely to incur, losses resulting, or expected to result, in a charge against capital.

•	In addition to possessing the authority to prohibit stock redemptions, our board has a right and an obligation to call for additional capital stock purchases by our members, as a condition of membership, as needed to satisfy statutory and regulatory capital requirements. These requirements include the maintenance of a stand-alone AA credit rating from a nationally recognized statistical rating organization.

•	If, during the period between receipt of a stock redemption notification from a member and the actual redemption (which lasts indefinitely if we are undercapitalized, do not have the required credit rating, etc.), a Federal Home Loan Bank becomes insolvent and is either liquidated or forced to merge with another Federal Home Loan Bank, the redemption value of the stock will be established either through the market liquidation process or through negotiation with a merger partner. In either case, all senior claims must first be settled at par, and there are no claims that are subordinated to the rights of our stockholders.

•	The GLB Act states that we may redeem, at our sole discretion, stock investments that exceed the required minimum amount.

•	In no case may we redeem our stock if the principal or interest due on any CO issued by the Office of Finance has not been paid in full.

•	In no case may we redeem our stock if we fail to provide the Finance Board quarterly certification required by section 966.9(b)(1) of the Finance Board’s rules prior to declaring or paying dividends for a quarter.

•	In no case may we redeem our stock if we are unable to provide the required certification, project that we will fail to comply with statutory or regulatory liquidity requirements, or will be unable to timely and fully meet all of our obligations, actually fail to satisfy these requirements or obligations, or negotiate to enter or enter into an agreement with another Federal Home Loan Bank to obtain financial assistance to meet our current obligations.

Members may request redemption of Federal Home Loan Bank stock. Once a redemption request is received, the stock will be redeemed after a five-year waiting period. We may not redeem the stock at the end of the five-year waiting period if it would cause us to become undercapitalized or pose a significant risk to the Bank.

Additionally, we may repurchase stock from our members. These repurchases may be triggered by a special request from a member or by our determination that it is in our financial interest to reduce the level of capital stock outstanding. According to our policy, we do not ordinarily or routinely repurchase excess stock. However, we do generally, in the board’s discretion, repurchase excess stock that our members receive as stock dividends. Our policy explicitly allows for these repurchases if the request is received within ten business days of payment of the stock dividend and, if we determine that it is within our best interest to do so.

Out-of-district mergers of one or more members that have substantial holdings of capital stock would result in the reclassification of the capital stock from capital to a liability account, mandatorily redeemable capital stock. Dividends paid on this stock would be reclassified as Interest expense. We would not be required to redeem this stock for five years. For regulatory purposes, the stock would be considered capital until redeemed. During this period, we would restructure our assets to accommodate the reduced level of regulatory capital that would result from the eventual redemption of this capital stock. To the extent that an out-of-district merger of a member with substantial holdings of capital stock involved a member with substantial activity-based stock requirements, this activity, either Advances or, in certain cases, MPP, would need to be repaid, prepaid, allowed to run-off, or otherwise be extinguished before the related stock could be redeemed.

Additionally, we have several options to restructure our balance sheet, over a five-year period, in the event that substantial stock redemption requests are received. These include reducing the level of Advances, reducing our investments, and reducing the purchases of mortgages. Although there can be no guarantee that these approaches would be successful, our management believes that our capital structure, including the five-year requirement, would allow us to adjust to a significant reduction in capital stock.

Under the GLB Act, in extraordinary circumstances, the remaining members could be required to purchase more stock; however, this would not be likely to occur due to redemptions of capital stock since those redemptions cannot be honored if they will cause us to fail our regulatory capital requirement.

Prior Capital Rules. The capital rules in effect prior to our implementation of the new capital regulations required members to purchase capital stock equal to the greater of one percent of their mortgage-related assets or five percent of outstanding Advances. However, the GLB Act removed the provision that required a non-thrift member to purchase additional stock to borrow from us if the non-thrift member’s mortgage-related assets were less than 65% of total assets. At our discretion, we repurchase at par value any capital stock greater than a member’s statutory requirement or allow the member to sell the excess capital stock at par value to another one of our members.

Capital Concentrations. The following table presents shareholder holdings of 10% or more of our total par value of capital stock including mandatorily redeemable capital stock outstanding as of December 31, 2005, and 2004 ($ amounts in thousands, at par value)

	December 31, 2005		December 31, 2004
Name	Capital Stock Outstanding	Percent of Total	Capital Stock Outstanding	Percent of Total
LaSalle Bank Midwest NA	$357,743	16.3%	$357,743	17.5%
Flagstar Bank, FSB	292,118	13.3%	234,845	11.5%
Fifth Third Bank	—	—	205,891	10.1%
Total capital, at par value	$2,199,989	100.0%	$2,047,190	100.0%

As of December 31, 2005 and 2004, Advances outstanding to these shareholders aggregated $9.7 billion and $10.2 billion, representing 37.4% and 41.1% of our total outstanding Advances, at par, respectively. During the years ended December 31, 2005, 2004 and 2003, we acquired approximately $1.4 billion, $661 million and $2.3 billion in mortgage loans that were originated by these shareholders owning more than 10% of our outstanding capital stock, representing 41.1%, 34.4% and 48.3% , respectively, of mortgage loans that were purchased, at par.

Note 15 — Employee and Director Retirement and Deferred Compensation Plans

We participate in the Pentegra Defined Benefit Plan for Financial Institutions (“Pentegra Defined Benefit Plan”), a tax-qualified defined-benefit pension plan, formerly known as the Financial Institutions Retirement Fund. The plan covers substantially all officers and employees. Our contributions to the Pentegra Defined Benefit Plan through June 30, 1987, represented the normal cost of the plan. The plan reached the full-funding limitation, as defined by the Employee Retirement Income Security Act, for the plan year beginning July 1, 1987, because of favorable investment and other actuarial experience during previous years. As a result, the Pentegra Defined Benefit Plan suspended employer contributions for all plan years ending after June 30, 1987, through June 30, 2000. Contributions to the plan resumed on July 1, 2000. Funding and administrative costs of the Pentegra Defined Benefit Plan charged to Other operating expenses were $4,167,000, $3,245,000 and $2,287,000 in 2005, 2004, and 2003, respectively. The Pentegra Defined Benefit Plan is a multi-employer plan in which assets contributed by one participating employer may be used to provide benefits to employees of other participating employers since assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer. As a result, disclosure of the accumulated benefit obligations, plan assets, and the components of annual pension expense attributable to us cannot be made.

We also participate in the Pentegra Defined Contribution Plan for Financial Institutions, a tax qualified defined-contribution pension plan formerly known as the Financial Institutions Thrift Plan. Our contributions are equal to a percentage of participants’ compensation and a matching contribution equal to a percentage of voluntary employee contributions, subject to certain limitations. We contributed $579,000, $506,000 and $499,000 to this plan in the years ended December 31, 2005, 2004, and 2003, respectively.

We also maintain a non-qualified, unfunded deferred compensation plan covering certain officers. The plan’s liability consists of the accumulated compensation deferrals and the accumulated earnings on the deferral. We contributed $428,000, $419,000 and $330,000 in the years ended December 31, 2005, 2004, and 2003, respectively; these sums are entirely employee deferrals. Our obligation at December 31, 2005, and 2004 was $2,531,000 and $1,988,000, respectively. Our directors also have a deferred compensation plan available to them. During 2005, 2004, and 2003, our board collectively earned $247,000, $254,000 and $240,000 of compensation, of which $105,000, $141,000 and $156,000, respectively, was deferred. Our obligation at December 31, 2005, and 2004 was $1,365,000 and $1,255,000, respectively. A rabbi trust has been established to fund the deferred compensation for these officers and directors. Assets in the rabbi trust relating to the deferred compensation plans included as a component of Other assets in the Statement of Condition, were $3,896,000 and $3,243,000, at December 31, 2005, and 2004, respectively.

We also maintain a non-qualified, unfunded supplemental executive retirement plan covering certain officers. This plan restores retirement benefits otherwise reduced by application of certain tax laws and regulations. In connection with this plan, we recorded net periodic pension expenses of $1,584,000, $981,000 and $778,000, in the years ended December 31, 2005, 2004, and 2003, respectively. The accumulated benefit obligation at December 31, 2005, and 2004was $8,868,000 and $6,965,000, respectively. A grantor trust has been established to fund the supplemental executive retirement plan. Assets in the grantor trust were $7,326,000 and $3,782,000 at December 31, 2005, and 2004, respectively.

In addition, we maintain a key employee severance agreement for the President/CEO. Under the terms of the agreement, if a termination occurs under certain circumstances, the President/CEO is entitled to 2.99 times the average of the three preceding years’ base salary, bonus, and other cash compensation, salary deferrals and matching contributions to the qualified and non-qualified plans, compensation for the loss of the use of a company vehicle, continued medical and dental plan coverage, a gross up amount to cover the increased tax liability, and an additional three years credit to years of service for supplemental executive pension plan purposes. Other senior executives have employment contracts payable in the event we have a change of control.

The obligations and funding status of our supplemental executive retirement plan at December 31, 2005, and 2004, were as follows ($ amounts in thousands):

	Supplemental Executive Retirement Plan
	2005	2004
Change in benefit obligation
Projected benefit obligation at beginning of year	$9,703	$6,397
Service cost	579	374
Interest cost	630	509
Actuarial loss	1,260	384
Change in the discount rate	491	2,039

Projected benefit obligation at end of year	12,663	9,703

Unrecognized net actuarial loss	6,082	4,973
Unrecognized prior service benefit	(80)	(33)

Net amount recognized	$6,661	$4,763

Amounts recognized in the Statement of Condition for the Bank’s supplemental executive retirement plan at December 31, 2005, and 2004, were ($ amounts in thousands).

	Supplemental Executive Retirement Plan
	2005	2004
Accumulated benefit obligation	$(8,868)	$(6,965)
Accumulated other comprehensive (loss) income	(2,207)	(2,202)

Net amount recognized	$6,661	$4,763

Components of the net periodic pension cost for our supplemental executive retirement plan for the years ended December 31, 2005, 2004, and 2003, were ($ amounts in thousands).

	Supplemental Executive Retirement Plan
	2005	2004	2003
Service cost	$579	$374	$320
Interest cost	630	509	424
Amortization of unrecognized prior service cost	47	47	47
Amortization of unrecognized net loss	642	322	330

Net periodic benefit cost	$1,898	$1,252	$1,121

The measurement date used to determine the current year’s benefit obligation was December 31, 2005.

The increase in the minimum liability included in Accumulated other comprehensive (loss) income was $(5,000) and $(1,401,000) for the year ended December 31, 2005, and 2004.

Key assumptions used for the actuarial calculations to determine benefit obligations for our supplemental executive retirement plan at December 31, 2005, and 2004, were as follows:

	2005	2004
Discount rate	5.50%	5.75%
Salary increases	5.50%	5.50%

We determine the discount rate for the supplemental executive retirement plan by using a Discounted Cash Flow approach, which incorporates the timing of each expected future benefit payment. We estimate future benefit payments based on the Plan’s census data, benefit formula and provisions, and valuation assumptions reflecting the probability of decrement and survival. We then determine the present value of the future benefit payments by using duration based interest rate yields from the Citibank Pension Liability Index as of December 31, 2005, and solving for the single discount rate that produces the same present value.

The discount rate used for the actuarial calculation was reduced in 2005 to reflect current interest rate market assumptions. As a result of this change, as of December 31, 2005, we increased our accumulated benefit obligation by $345,000 and recorded a corresponding decrease to Accumulated other comprehensive (loss) income.

We expect to contribute $91,000 to the supplemental executive retirement plan in 2006.

Estimated future benefits payments reflecting expected future services for the years ended December 31 were:

Payments
2006	$90,991
2007	222,217
2008	303,672
2009	373,272
2010	621,720
2011-2015	$3,788,543

16 — Segment Information

We have identified two primary operating segments: Traditional Funding, Investments and Deposit products, and MPP, based on our method of internal reporting. The products and services presented reflect the manner in which financial information is evaluated by management. MPP income is derived primarily from the difference, or spread, between the interest income earned on mortgage loans, including the direct effects of premium and discount amortization in accordance with Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (“SFAS 91”), and the borrowing cost related to those loans. The Traditional Funding, Investments and Deposit products include the effects of premium and discount amortization and the impact of net interest settlements related to interest rate exchange agreements, such as Advances, investments, and the borrowing costs related to those assets. The Traditional Funding, Investments and Deposit products also include the borrowing costs related to holding deposit products for members and other miscellaneous borrowings as well as all other miscellaneous income and expense not associated with the MPP.

We measure the performance of each segment based upon the net interest spread of the underlying portfolio(s). For this reason, we have presented each segment on a net interest income basis. Direct other income and expense items have been allocated to each segment based upon actual results. MPP includes the direct earnings effects of SFAS 133 as well as direct salary and other expenses (including an allocation for indirect overhead) associated with operating the MPP and volume-driven costs associated with master servicing and quality control fees. Direct other income/expense related to Traditional Funding, Investments and Deposit products includes the direct earnings impact of SFAS 133 related to Advances and investment products as well as all other income and expense not associated with MPP. The assessments related to AHP and REFCORP have been allocated to each segment based upon each segment’s proportionate share of total income before assessments.

We have not symmetrically allocated assets to each segment based upon financial results as it is impracticable to measure the performance of our segments from a total assets perspective. As a result, there is asymmetrical information presented in the tables below including, among other items, the allocation of depreciation without an allocation of the depreciable assets, the SFAS 133 earnings adjustments with no corresponding allocation to derivative assets, if any, and the recording of interest income with no allocation to accrued interest receivable. Total assets reported for MPP include only the mortgage loans outstanding, net of premiums, discounts and SFAS 133 basis adjustments. Total assets reported for Traditional Funding, Investments and Deposit products include all other assets of the Bank.

The following table sets forth our financial performance by operating segment for the years ended December 31, 2005, 2004, and 2003($ amounts in thousands).

	Traditional Funding, Investments, and Deposit Products	MPP	Total
2005
Net interest income	$164,112	$59,601	$223,713
Provision for credit losses on mortgage loans	—	—	—
Other income (loss)	29,003	(4,048)	24,955
Other expenses	36,876	3,937	40,813

Income before assessments	156,239	51,616	207,855

AHP	12,911	4,214	17,125
REFCORP	28,666	9,480	38,146

Total assessments	41,577	13,694	55,271

Net income	$114,662	$37,922	$152,584

2005
Total assets	$38,551,776	$9,540,145	$48,091,921

	Traditional Funding, Investments, and Deposit Products	MPP	Total
2004
Net interest income	$181,066	$39,232	$220,298
Provision (reversal) for credit losses on mortgage loans	—	(574)	(574)
Other income (loss)	(5,724)	(3,371)	(9,095)
Other expenses	30,070	3,663	33,733

Income before assessments	145,272	32,772	178,044

AHP	11,963	2,676	14,639
REFCORP	26,649	6,019	32,668

Total assessments	38,612	8,695	47,307

Income before cumulative effect of change in accounting principle	106,660	24,077	130,737

Cumulative effect of change in accounting principle	(67)	—	(67)

Net income	$106,593	$24,077	$130,670

2004
Total assets	$36,539,991	$7,761,767	$44,301,758

	Traditional Funding, Investments, and Deposit Products	MPP	Total
2003
Net interest income	$168,207	$55,287	$223,494
Provision for credit losses on mortgage loans	—	309	309
Other income (loss)	(5,979)	(2,113)	(8,092)
Other expenses	28,954	3,080	32,034

Income before assessments	133,274	49,785	183,059

AHP	10,879	4,064	14,943
REFCORP	24,479	9,144	33,623

Total assessments	35,358	13,208	48,566

Net income	$97,916	$36,577	$134,493

2003
Total assets	$37,467,689	$7,433,231	$44,900,920

Note 17 — Derivative and Hedging Activities

We may enter into interest rate swaps (including callable and putable swaps), interest-rate cap and floor agreements, calls, puts, and forward contracts (collectively, derivatives) to manage our exposure to changes in interest rates. These hedges are primarily composed of interest rate swaps (with and without embedded options) and to-be-announced MBS.

We may adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk management objectives. We use derivatives in two ways: by designating them as either a fair value hedge of an underlying financial instrument or in asset/liability management (i.e., an economic hedge). For example, we use derivatives in our overall interest rate risk management to adjust the interest rate sensitivity of COs to approximate more closely the interest rate sensitivity of assets (Advances, investments, and mortgage loans), and/or to adjust the interest rate sensitivity of Advances, investments, or mortgage loans to approximate more closely the interest rate sensitivity of liabilities.

In addition to using derivatives to manage mismatches of interest rates between assets and liabilities, we also use derivatives as follows: (1) to manage embedded options in assets and liabilities; (2) to hedge the market value of existing assets and liabilities; (3) to hedge the duration risk of prepayable instruments; (4) to exactly offset other derivatives executed with members (when we serve as an intermediary); and (5) to reduce funding costs.

An economic hedge is defined as a derivative that: (1) hedges specific or non-specific underlying assets or liabilities, (2) does not qualify or was not designated for hedge accounting, but (3) is an acceptable hedging strategy under our risk management program. These economic hedging strategies also comply with Finance Board regulatory requirements prohibiting speculative hedge transactions. An economic hedge by definition introduces the potential for earnings variability caused by the changes in fair value on the derivatives that are recorded in income but not offset by corresponding changes in the value of the economically-hedged assets or liabilities.

Consistent with Finance Board regulation, we enter into derivatives only to reduce the interest rate risk exposures inherent in otherwise unhedged assets and funding positions, to achieve our risk management objectives, and to act as an intermediary between our members and counterparties. Our management uses derivatives when they are considered to be the most cost-effective alternative to achieve our financial and risk management objectives. Accordingly, we may enter into derivatives that do not necessarily qualify for hedge accounting (economic hedges). As a result, we recognize only the change in fair value of these derivatives in Other income (loss) as Net gain (loss) on derivatives and hedging activities on the Statement of Income with no offsetting fair value adjustments for the asset or liability.

For the years ended December 31, 2005, 2004, and 2003, we recorded a Net gain (loss) on derivatives and hedging activities of $6,651,000, $(6,508,000) and $(12,786,000), respectively, in Other income (loss). Net gain (loss) on derivatives and hedging activities for the years ended December 31, 2005, 2004, and 2003, are as follows ($ amounts in thousands):

Net Gain (Loss) on Derivatives and Hedging Activities

	For the Year Ended
	2005	2004	2003
Gains (losses) related to fair value hedge ineffectiveness	$(236)	$4,125	$3,126
Gains (losses) on economic hedges	6,887	(10,633)	(15,912)

Net gain (loss) on derivatives and hedging activities	$6,651	$(6,508)	$(12,786)

The following table represents outstanding notional balances and estimated fair values of the derivatives outstanding at December 31, 2005, and 2004 ($ amounts in thousands).

	2005		2004
	Notional	Estimated Fair Value	Notional	Estimated Fair Value

Interest rate swaps
Fair value hedges	$34,843,675	$(149,652)	$30,773,951	$(440,354)
Economic hedges	345,374	(950)	890,353	(50,230)
Interest rate futures/forwards
Fair value hedges	755,715	(4,542)	619,975	(944)
Economic hedges	22,000	(82)	205,895	(236)
Mortgage delivery commitments
Economic hedges	22,612	10	204,015	(63)

Total	$35,989,376	$(155,216)	$32,694,189	$(491,827)

Total derivatives excluding accrued interest		$(155,216)		$(491,827)
Accrued interest		58,867		(229)

Net derivative balances		$(96,349)		$(492,056)

Net derivative asset balances		$97,084		$1,668
Net derivative liability balances		(193,433)		(493,724)

Net derivative balances		$(96,349)		$(492,056)

Hedging Activities.

We document all relationships between derivatives designated as hedging instruments and hedged items, our risk management objectives and strategies for undertaking various hedge transactions, and our method of assessing effectiveness. This process includes linking all derivatives that are designated as fair value hedges to assets and liabilities on the Statement of Condition. We also formally assess (both at the hedge’s inception and at least quarterly on an ongoing basis) whether the derivatives that are used in hedging transactions have been effective in offsetting changes in the fair value of hedged items and whether those derivatives may be expected to remain effective in future periods. We typically use regression analyses or other statistical analyses to assess the effectiveness of our hedges.

We discontinue hedge accounting prospectively when: (1) we determine that the derivative is no longer effective in offsetting changes in the fair value of a hedged item; (2) the derivative and/or the hedged item expires or is sold, terminated, or exercised; or (3) management determines that designating the derivative as a hedging instrument in accordance with SFAS 133 is no longer appropriate.

Consolidated Obligations – While COs are the joint and several obligations of the Federal Home Loan Banks, each Federal Home Loan Bank has COs for which it is the primary obligor. We enter into derivatives to hedge the interest rate risk associated with our specific debt issuances. For instance, in a typical transaction, fixed-rate COs are issued for us, and we simultaneously enter into a matching derivative in which the counterparty pays fixed cash flows to us designed to mirror in timing and amount the cash outflows we pay on the CO. These transactions are treated as fair value hedges under SFAS 133. In this typical transaction, we pay a variable cash flow that closely matches the interest payments we receive on short-term or variable-rate Advances, typically 3-month LIBOR. This intermediation between the capital and derivative markets permits us to raise funds at lower costs than would otherwise be available through the issuance of simple fixed- or floating-rate COs.

Advances – With issuances of putable Advances, we may purchase from the member a put option that enables us to convert an Advance from fixed rate to floating rate if interest rates increase. Upon exercise of our conversion option, the member may terminate the Advance and request additional credit on new terms. We may hedge a putable Advance by entering into a cancelable derivative with a non-member counterparty pursuant to which we pay a fixed rate and receive a variable rate. This type of hedge is treated as a fair value hedge under SFAS 133. The derivative counterparty may cancel the derivative on the put date, which the counterparty normally would exercise in a rising rate environment, and we can convert the Advance to a floating rate.

The optionality embedded in certain financial instruments held by us can create interest rate risk. When a member prepays an Advance, we could suffer lower future income if the principal portion of the prepaid Advance were invested in lower yielding assets that continue to be funded by higher cost debt. To protect against this risk, we generally charge a prepayment fee that makes us financially indifferent to a member’s decision to prepay an Advance.

Mortgage assets – We invest in MBS, ABS and MPP mortgage assets. The prepayment options embedded in mortgage assets can result in extensions or contractions in the expected prepayments of these investments, depending on changes in estimated prepayment speeds. We may manage the interest rate and prepayment risk associated with fixed-rate mortgage loans by funding some mortgage assets with COs that have call features. In addition, we may use derivatives to manage the prepayment and duration variability of mortgage assets.

We manage the interest rate and prepayment risk associated with mortgages through a combination of debt issuance and derivatives. We issue both callable and non-callable debt to achieve cash flow patterns and liability durations similar to those expected on the mortgage loans.

Firm commitment strategies – Prior to July 1, 2003, we hedged the market value of purchase commitments on fixed-rate mortgage loans by using derivatives with similar market value characteristics. We normally hedged these commitments by selling to-be-announced MBS. A to-be-announced mortgage-backed security represents a forward contract derivative for the sale of MBS at a future agreed upon date. Upon the expiration of the mortgage purchase commitment, we purchased the to-be-announced derivative to close the hedged position. When the derivative settled, the current market value of the commitments was included with the basis of the mortgage loans and amortized accordingly. This transaction was treated as a fair value hedge.

We adopted SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, as of July 1, 2003. This adoption resulted in a net gain of $4,628,000 for the year ending December 2003. Mortgage purchase commitments entered into after June 30, 2003, are considered derivatives. Accordingly, both the mortgage purchase commitment and the to-be-announced securities used in the firm commitment hedging strategy are recorded as a derivative asset or derivative liability at fair value, with changes in fair value recognized in current period earnings. When the mortgage purchase commitment derivative settles, the current market value of the commitment is included with the basis of the mortgage loan and amortized accordingly.

Investments – We invest in U.S. or GSE obligations, MBS and ABS, and the taxable portion of state or local housing finance agency obligations. The interest rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. We primarily manage the prepayment and interest rate risk by funding investment securities with COs that have call features. These investment securities may be classified as held-to-maturity, available-for-sale, or trading securities.

For available-for-sale securities that have been hedged and qualify as a fair value hedge, we record the portion of the change in value related to the risk being hedged in Other income (loss) as Net gain (loss) on derivatives and hedging activities together with the related change in the fair value of the derivative, and the remainder of the change in Accumulated other comprehensive (loss) income as Net unrealized gain (loss) on available-for-sale securities. For available-for-sale securities that are not in a qualifying hedge relationship, we record the total amount of unrealized gain or loss on the security in Accumulated other comprehensive (loss) income.

We may also manage the risk arising from changing market prices of investment securities classified as trading by entering into derivatives (economic hedges) that offset the changes in fair value of the securities. The market value changes of both the trading security and the associated derivative are included in Other income (loss) in the Statement of Income and presented as part of the Net gain (loss) on trading security and Net gain (loss) on derivatives and hedging activities.

We are not a derivative dealer and thus do not trade derivatives for short-term profit.

Credit risk – We are subject to credit risk due to the risk of non-performance by counterparties to the derivative agreements. The degree of counterparty risk depends on the extent to which master netting arrangements are included in such contracts to mitigate the risk. We manage counterparty credit risk through credit analysis, collateral requirements and adherence to the requirements set forth in our Bank policy and Finance Board regulations. Based on credit analyses and collateral requirements, our management does not reasonably anticipate any credit losses on derivative agreements.

The contractual or notional amount of derivatives reflects our involvement in the various classes of financial instruments. The notional amount of derivatives does not measure our credit risk exposure, and our maximum credit exposure is substantially less than the notional amount. We require collateral agreements on all derivatives that establish collateral delivery thresholds. The maximum credit risk is the estimated cost of replacing interest rate swaps, forward agreements, mandatory delivery contracts for mortgage loans, and purchased caps and floors that have a net positive market value, if the counterparty defaults, and the related collateral, if any, is of no value to us. This collateral has not been sold or repledged.

At December 31, 2005, and 2004, our maximum credit risk, as defined above, was approximately $97,084,000 and $1,668,000, respectively. At December 31, 2005, and 2004, these totals include $58,867,000 and $3,891,000, respectively, of net accrued interest receivable. In determining maximum credit risk, we consider accrued interest receivables and payables, and the legal right to offset assets and liabilities by counterparty. We held cash totaling $77,166,000 and $1,280,000 as collateral as of December 31, 2005, and 2004, respectively. Additionally, collateral with respect to derivatives with member institutions includes collateral assigned to us, as evidenced by a written security agreement and held by the member institution for our benefit.

We transact most of our derivatives with large banks and major broker-dealers. Some of these banks and broker-dealers or their affiliates buy, sell, and distribute COs. Note 19 discusses assets pledged by us to these counterparties.

We have not issued COs denominated in currencies other than U.S. dollars.

Intermediation. To assist our members in meeting their off-balance sheet hedging needs, we act as an intermediary between the members and other non-member counterparties by entering into offsetting derivatives. This intermediation allows smaller members access to the derivatives market. The derivatives used in intermediary activities do not qualify for SFAS 133 hedge accounting treatment and are separately marked-to-market through earnings. The net result of the accounting for these derivatives does not significantly affect our operating results. These amounts are recorded in Other income (loss) and presented as “Net gain (loss) on derivatives and hedging activities.”

Derivatives in which we act as an intermediary may arise when we: (1) enter into derivatives with members and offsetting derivatives with other counterparties to meet the needs of our members, and (2) enter into derivatives to offset the economic effect of other derivatives that are no longer designated to either Advances, investments, or COs.

The notional principal of derivatives in which we acted as an intermediary is $0 and $40,000,000 at December 31, 2005, and 2004, respectively. The fair value of the notional principal of derivatives in which we acted as an intermediary is $0 and $4,000 at December 31, 2005, and 2004, respectively.

Note 18 — Estimated Fair Values

We have determined the following estimated fair value amounts by using available market information, our assumptions of appropriate valuation models, and a model validation process which follows the Finance Board’s guidelines. These estimates are based on pertinent information available to us as of December 31, 2005, and 2004. Because of the assumptions used in the valuation process, there are inherent limitations in estimating the fair value of these instruments. For example, because an active secondary market does not exist for a portion of our financial instruments, in certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The Fair Value Summary Tables do not represent an estimate of the overall market value of us as a going concern, which would take into account future business opportunities.

Cash and Due from Banks. The estimated fair value approximates the recorded book balance.

Interest-bearing Deposits Including Certificates of Deposit. The estimated fair value of interest-bearing deposits approximates the recorded book balance. The estimated fair value of certificates of deposits is determined by calculating the present value of the expected future cash flows and reducing the amount for accrued interest receivable.

Investment Securities. The estimated fair value of certain held-to-maturity investments, including mortgage-backed and asset-backed securities, are based on quoted prices, excluding accrued interest, as of the last business day of the year. For certain other investments, including state agency securities, and available-for sale securities, quoted prices are not available. For these investments, the estimated fair value is determined by calculating the present value of the expected future cash flows and reducing the amount for accrued interest receivable.

Federal Funds Sold. The estimated fair value is determined by calculating the present value of the expected future cash flows, excluding accrued interest, for instruments with more than one day to maturity. The discount rates used in these calculations are the rates for federal funds with similar terms. The estimated fair values approximate the recorded book balance of federal funds with one day to maturity.

Advances and Other Loans. We determine the estimated fair value of Advances with fixed rates and Advances with complex floating rates by calculating the present value of expected future cash flows from the Advances and excluding the amount for accrued interest receivable. The discount rates used in these calculations are the replacement Advance rates for Advances with similar terms. Pursuant to the Finance Board’s Advances regulations, Advances with a maturity and repricing period greater than six months require a prepayment fee sufficient to make us financially indifferent to the borrower’s decision to prepay the Advances. Therefore, the estimated fair value of Advances does not assume prepayment risk.

Mortgage Loans Held for Portfolio. The estimated fair values for mortgage loans are determined based on their quoted market prices or on quoted market prices on similar mortgage loans. These prices, however, can change based upon market conditions and are dependent upon the underlying prepayment characteristics.

Accrued Interest Receivable and Payable. The estimated fair value approximates the recorded book value.

Derivative Assets/liabilities. We base the estimated fair values of derivatives on available market prices of instruments with similar terms including accrued interest receivable and payable. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated using discounted cash flow analysis and comparisons to similar instruments. Estimates developed using these methods are subjective and require judgments regarding matters such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. The estimated fair values are based on our assumptions underlying the valuation model. Because these estimates are made as of a specific point in time, as market conditions change, these estimates may change. The fair values are netted by counterparty where such legal right exists. If these fair value amounts are positive, they are classified as an asset, or, if negative, a liability.

Deposits. All deposits at December 31, 2005, and 2004, were variable rate deposits. For such deposits, fair value approximates the carrying value.

Consolidated Obligations. We determine the estimated fair value of COs by calculating the present value of the expected future cash flows incorporating interest rate volatility and yield curves.

Mandatorily Redeemable Capital Stock. The fair value of capital subject to mandatory redemption is generally at par value. Fair value also includes estimated dividends earned at the time of reclassification from equity to liabilities, until such amount is paid, and any subsequently declared stock dividend. Stocks can only be acquired by members at par value and redeemed at par value. Stock is not traded and no market mechanism exists for the exchange of stock outside the cooperative structure.

Commitments. The estimated fair value of our letters of credit was immaterial at December 31, 2005, and 2004.

Commitments to Extend Credit for Mortgage Loans. In accordance with SFAS 149, mortgage loan purchase commitments entered into after June 30, 2003, are recorded as derivatives at their fair value.

The estimated fair value of the Bank’s commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The estimated fair value of these fixed-rate loan commitments also takes into account the difference between the current forward interest rate and the committed interest rate.

The carrying value and estimated fair values of our financial instruments at December 31, 2005, were as follows ($ amounts in thousands).

2005 FAIR VALUE SUMMARY TABLE

Financial Instruments	Carrying Value	Net Unrealized Gains/(Losses)	Estimated Fair Value
Assets
Cash and due from banks	$37,523	$—	$37,523
Interest-bearing deposits	914,312	(90)	914,222
Federal funds sold	4,655,000	(198)	4,654,802
Trading security	43,385	—	43,385
Available-for-sale securities	—	—	—
Held-to-maturity securities	6,819,879	(138,876)	6,681,003
Advances	25,813,862	(7,955)	25,805,907
Mortgage loans held for portfolio, net	9,540,145	(207,944)	9,332,201
Accrued interest receivable	119,156	—	119,156
Derivative assets	97,084	—	97,084

Liabilities
Deposits	799,942	—	799,942
COs
Discount Notes	9,366,878	1,000	9,365,878
CO Bonds	34,971,804	217,774	34,754,030
Accrued interest payable	328,322	—	328,322
Derivative liabilities	193,433	—	193,433
Mandatorily redeemable capital stock	43,574	—	43,574

Other
Commitments to extend credit for Advances	0	(10)	(10)

The carrying value and estimated fair values of our financial instruments at December 31, 2004, were as follows ($ amounts in thousands).

2004 FAIR VALUE SUMMARY TABLE

Financial Instruments	Carrying Value	Net Unrealized Gains/ (Losses)	Estimated Fair Value
Assets
Cash and due from banks	$44,628	$—	$44,628
Interest-bearing deposits	510,645	(87)	510,558
Federal funds sold	3,280,000	(264)	3,279,736
Trading security	88,532	—	88,532
Available-for-sale securities	1,157,080	—	1,157,080
Held-to-maturity securities	6,068,145	1,219	6,069,364
Advances	25,231,074	59,242	25,290,316
Mortgage loans held for portfolio, net	7,761,767	(41,188)	7,720,579
Accrued interest receivable	109,827	—	109,827
Derivative assets	1,668	—	1,668

Liabilities
Deposits	879,417	—	879,417
COs
Discount Notes	10,631,051	2,377	10,628,674
CO Bonds	29,817,241	(93,403)	29,910,644
Accrued interest payable	244,295	—	244,295
Derivative liabilities	493,724	—	493,724
Mandatorily redeemable capital stock	30,259	—	30,259

Other
Commitments to extend credit for Advances	0	(65)	(65)

Note 19 — Commitments and Contingencies

As described in Note 13, the Federal Home Loan Banks have joint and several liability for all the COs issued on behalf of any of them. Accordingly, should one or more of the Federal Home Loan Banks be unable to repay its participation in the COs, each of the other Federal Home Loan Banks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board. No Federal Home Loan Bank has had to assume or pay the CO of another Federal Home Loan Bank.

We considered the guidance under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of indebtedness of others (“FIN 45”), and determined it was not necessary to recognize the fair value of our joint and several liability for all of the COs. The joint and several obligations are mandated by Finance Board regulations and are not the result of arms-length transactions among the Federal Home Loan Banks. The Federal Home Loan Banks have no control over the amount of the guaranty or the determination of how each Federal Home Loan Bank would perform under the joint and several liability. Because the Federal Home Loan Banks are subject to the authority of the Finance Board as it relates to decisions involving the allocation of the joint and several liability for each of the Federal Home Loan Bank’s COs, our joint and several obligation is excluded from the initial recognition and measurement provisions of FIN 45. Accordingly, we do not recognize a liability for our joint and several obligation related to COs issued for the benefit of other Federal Home Loan Banks at December 31, 2005, and 2004. The par amounts of the Federal Home Loan Banks’ outstanding COs, including COs held by other Federal Home Loan Banks were approximately $937.5 billion and $869.2 billion at December 31, 2005, and 2004, respectively.

Commitments that legally bind and unconditionally obligate us for additional Advances totaled approximately $57,175,000 and $14,519,000 at December 31, 2005, and 2004, respectively. Commitments generally are for periods up to 12 months. Based on management’s credit analyses and collateral requirements, we do not deem it necessary to record any additional liability on these commitments. Commitments are fully collateralized at the time of issuance (see Note 8).

Standby letters of credit are executed for members for a fee. A standby letter of credit is a short-term financing arrangement between the Bank and our member. If we are required to make payment for a beneficiary’s draw, these amounts are converted into a collateralized advance to the member. Outstanding standby letters of credit were approximately $301,928,000 and $271,122,000 at December 31, 2005, and 2004, respectively, and had original terms of 1 to 15 years with a final expiration in 2015. The value of the guarantees related to standby letters of credit entered into after 2002 are recorded in Other liabilities and amount to $2,310,000 at December 31, 2005. Based on management’s credit analyses and collateral requirements, we do not deem it necessary to have any additional liability on these commitments. Commitments are fully collateralized at the time of issuance (see Note 8). The estimated fair value of commitments as of December 31, 2005, and 2004 is reported in Note 18.

As described in Note 2, for managing the inherent credit risk in MPP, participating members pay us credit enhancement fees in order to fund the LRA and pay SMI. When a credit loss occurs, the accumulated LRA is used to cover the credit loss in excess of equity and primary mortgage insurance. Funds not used are returned to the member over time. SMI provides additional coverage over and above losses covered by the LRA. The LRA is an indicator of the potential expected losses for which we are liable. The LRA amounted to $13,349,000 and $8,905,000 at December 31, 2005, and 2004, respectively. Additional probable losses are provided through the allowance for credit losses. No allowance for credit losses is considered necessary at December 31, 2005, or December 31, 2004.

Commitments that unconditionally obligate us to fund/purchase mortgage loans totaled $22,612,000 and $204,015,000 at December 31, 2005, and 2004, respectively. Commitments are generally for periods not to exceed 91 days. In accordance with SFAS 149, such commitments entered into after June 30, 2003, were recorded as derivatives at their fair value. The estimated fair value of commitments is reported in Note 18.

We generally execute derivative agreements with major banks and broker-dealers and generally enter into bilateral collateral agreements. We had pledged, as collateral, cash totaling $3,235,000 and $43,570,000 at December 31, 2005, and 2004, respectively. These amounts are included in Interest-bearing deposits on the Statement of Condition.

We entered into $334,000,000 par value of CO Bonds and $903,000 par value of Discount Notes that had traded but not settled as of December 31, 2005.

We are subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on our financial condition or results of operations.

Notes 8, 9, 13, 14, 15, and 18 discuss other commitments and contingencies.

Note 20 — Transactions with Other Federal Home Loan Banks

Our activities with other Federal Home Loan Banks are summarized below, and have been identified in the Statement of Condition, Statement of Income, and Statement of Cash Flows.

Borrowings with other Federal Home Loan Banks. Occasionally, we loan (or borrow) short-term funds to (from) other Federal Home Loan Banks. There were no loans to or from other Federal Home Loan Banks outstanding at December 31, 2005, or 2004. Loans to other Federal Home Loan Banks and principal repayments of these loans during the years ended December 31 2005, 2004, and 2003, were $0.9 billion, $2.8 billion and $4.5 billion, respectively. Interest income earned on these loans was $73,000, $278,000 and $184,000 during the years ended 2005, 2004 and 2003, respectively. Borrowings from other Federal Home Loan Banks and principal repayments on these loans during the years ended December 31, 2005, 2004, and 2003, were $355 million, $0 and $525 million, respectively. Interest expense incurred on these borrowings was $26,000, $0 and $21,000 during the years ended 2005, 2004 and 2003, respectively.

Investments in other Federal Home Loan Bank Consolidated Obligations. Our available-for-sale investment securities portfolio includes purchases of COs for which other Federal Home Loan Banks are the primary obligors. The balances of these investments are presented in Note 6. All of these COs were purchased in the open market from third parties and are accounted for in the same manner as other similarly classified investments. We recorded gross interest income of approximately $8.8 million, $12.5 million and $12.5 million for years ended December 31, 2005, 2004 and 2003, respectively, on these investments in COs on which another Federal Home Loan Bank is the primary obligor.

Assumption of other Federal Home Loan Bank Consolidated Obligations. We may, from time to time, assume the outstanding primary liability of another Federal Home Loan Bank rather than issue new debt for which we are the primary obligor. During the years ended December 31, 2005, 2004 and 2003, the par amounts of such COs transferred to us totaled $0, $0 and $70 million, respectively. The net discounts associated with these transactions were $0, $0 and $1.2 million in 2005, 2004 and 2003, respectively. We account for these transfers in the same manner as we account for new debt issuances (see Note 13).

Note 21 — Transactions with Shareholders

Our activities with shareholders are summarized below, and have been identified in the Statement of Condition, Statement of Income, and Statement of Cash Flows.

As a cooperative, our capital stock is owned by our members, former members that retain the stock as provided in our capital plan or by non-member institutions that have acquired members and must retain the stock to support Advances or other activities with our Bank. All Advances are issued to members, and all mortgage loans held for portfolio are purchased from members. We also maintain demand deposit accounts for members, former members and non-members, primarily to facilitate settlement activities that are directly related to Advances and mortgage loan purchases. We may not invest in any equity securities issued by our shareholders, and we have not entered into any interest rate exchange agreements with any of our shareholders.

In the normal course of business, we have invested in federal funds sold activity and other short-term investments with shareholders or their affiliates.

In addition, included in our held-to-maturity investment portfolio are purchases of MBS issued by shareholders or their affiliates. The MBS amounts outstanding at December 31, 2005, and 2004 are presented in Note 7.

As provided by statute, the only voting rights conferred upon our members are for the election of directors. In accordance with the Bank Act and Finance Board regulations, members elect a majority of our Board of Directors. The remaining directors are appointed by the Finance Board. Under the statute and regulations, each elective directorship is designated to one of the two states in our district, and each member is entitled to vote only for candidates for the state in which the member’s principal place of business is located. A member is entitled to cast, for each applicable directorship, one vote for each share of capital stock that the member is required to hold, subject to a statutory limitation. Under this limitation, the total number of votes that a member may cast is limited to the average number of shares of our capital stock that were required to be held by all members in that state as of the record date for voting. Previous member stockholders are not entitled to cast votes for the election of directors. At December 31, 2005, and 2004, no member owned more than 10% of the voting interests of our Bank due to statutory limits on members’ voting rights as discussed above.

All transactions with members or their affiliates are entered into in the ordinary course of business. Finance Board regulation requires us to provide the same pricing for Advances and other services to all members regardless of asset or transaction size, charter type, or geographic location. We may, in pricing our Advances, distinguish among members based upon our assessment of the credit and other risks to us of lending to any particular member, or other reasonable criteria that may be applied equally to all members. We apply such standards and criteria consistently, and without discrimination, to all members applying for Advances.

Transactions with Directors’ Financial Institutions. We provide, in the ordinary course of business, products and services to members whose officers or directors may serve on our Board of Directors (“Directors’ Financial

Institutions”). Finance Board regulations require that transactions with Directors’ Financial Institutions be made on the same terms as those with any other member. As of December 31, 2005, and 2004, Advances outstanding to Directors’ Financial Institutions aggregated $1.8 billion and $6.6 billion, representing 7.0% and 26.6% of our outstanding Advances, at par, respectively. During the years ended December 31, 2005, 2004, and 2003, we acquired approximately $706 million, $442 million and $2.4 billion, respectively, of mortgage loans that were originated by Directors’ Financial Institutions. As of December 31, 2005, and 2004, the par value of capital stock outstanding to Directors’ Financial Institutions aggregated $165.0 million and $455 million, representing 7.5% and 22.2% of our total outstanding capital stock, respectively.

EXHIBIT INDEX

Exhibit Number	Description
3.1*	Organization Certificate of the Federal Home Loan Bank of Indianapolis

3.2*	Bylaws of the Federal Home Loan Bank of Indianapolis

4*	Capital Plan of the Federal Home Loan Bank of Indianapolis

10.1*	Federal Home Loan Bank of Indianapolis Executive Incentive Compensation Plan

10.2*	Federal Home Loan Bank of Indianapolis Supplemental Executive Thrift Plan (with trust)

10.3*	Federal Home Loan Bank of Indianapolis Supplemental Executive Retirement Plan (with trust)

10.4*	Directors’ Deferred Compensation Plan (with trust)

10.5*	Directors’ Fee Policy

10.6*	Severance Agreement of Martin Heger

10.7*	Form of Key Employee Severance Agreement for Executive Officers

12	Computation of Ratios of Earnings to Fixed Charges

*	These documents are incorporated by reference from the Form 10 filed on February 14, 2006.